Form 20-F
period 2002-12-31
AREL COMMUNICATIONS & SOFTWARE LTD
filed 2003-06-30
CIK 920214

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002 Commission File Number 333-12076

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hayarden Street, Yavne 70600, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

        None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.001 New Israeli Shekels per share

(Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

        None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
        13,128,466 Ordinary Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
         Yes ☒ No ☐

        Indicate by check mark which financial statements the registrant has elected to follow:         Item 17 ☐ Item 18 ☒

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM 3. KEY INFORMATION	4
SELECTED FINANCIAL DATA	4
RISK FACTORS	4
RISK FACTORS RELATED TO OUR BUSINESS	4
RISK FACTORS RELATING TO OUR ORDINARY SHARES	11
RISK FACTORS RELATED TO OPERATIONS IN ISRAEL	13

ITEM 4. INFORMATION ON THE COMPANY	15
HISTORY AND DEVELOPMENT OF THE COMPANY	15
BUSINESS OVERVIEW	17
ORGANIZATIONAL STRUCTURE	26
PROPERTY, PLANTS AND EQUIPMENT	26
INTELLECTUAL PROPERTY RIGHTS AND SOFTWARE PROTECTION	27
GOVERNMENTAL REGULATIONS AFFECTING THE COMPANY	27

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
CRITICAL ACCOUNTING POLICIES	27
SELECTED FINANCIAL DATA	33
OPERATING RESULTS	36
LIQUIDITY AND CAPITAL RESOURCES	40
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	42
TREND INFORMATION	43

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
COMPENSATION OF OFFICERS AND DIRECTORS	47
BOARD PRACTICES	48
EMPLOYEES	50
SHARE OWNERSHIP	51

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
MAJOR SHAREHOLDERS	53
RELATED PARTY TRANSACTIONS	55

ITEM 8. FINANCIAL INFORMATION	56
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
LEGAL PROCEEDINGS	56
DIVIDEND DISTRIBUTIONS	57
SIGNIFICANT CHANGES	57

ITEM 9. THE OFFER AND LISTING	57
MARKET AND SHARE PRICE HISTORY	57

ITEM 10. ADDITIONAL INFORMATION	58
MEMORANDUM AND ARTICLES OF ASSOCIATION	58
EXCHANGE CONTROLS	62
TAXATION	63
DOCUMENTS ON DISPLAY	69

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70
GENERAL	70

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “project,” “expect,” “may,” “plan” or “intend”, or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3 “Risk Factors.”

------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in Israel.  As applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein, such accounting principles vary in certain aspects from accounting principles generally accepted in the United States, as indicated in Note 16 to our consolidated financial statements included herein.  All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

------------

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

Selected Financial Data

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

Risk Factors Related to our Business

We experience significant fluctuations in our results of operations.

We have experienced, and expect to continue to experience, significant quarter-to-quarter fluctuations in our results of operations as a result of a variety of factors, including:

•	long sales cycle ranging from 6 months to 2 years;

•	the size and timing of individual orders, especially with respect to our Arel Virtual Class™ and Arel SpotlightTM e-learning solutions;

•	competition and pricing;

•	customer order deferrals in anticipation of introduction or enhancement of products by us or our competitors;

•	availability of bandwidth;

•	market acceptance of new products;

•	research and development costs;

•	technological changes;

•	changes in our operating expenses;

•	personnel changes;

•	foreign currency exchange rates;

•	mix of products sold;

•	quality control of products sold;

•	difficulties in complying with e-Learning, video-conferencing and telephony standards;

•	risks related to entering the conferencing and collaboration market;

•	political unrest in Israel; and

•	general economic conditions.

As a result, in reviewing our results of operations, you should not place undue emphasis on quarter-to-quarter comparisons.  Our results in any quarter may not be indicative of the results we may achieve in any subsequent quarter or for the full year. Quarterly fluctuations in operating results may result in volatility in the market price of our ordinary shares.  If our results of operations for any quarter are less favorable than the results expected by the market, the market prices of our ordinary shares would be adversely affected.

In order to compete effectively in the markets for our products, we need to develop new and enhanced products, which are acceptable to our customers.

Our industry is characterized by rapid technological changes. The introduction of new products or services or enhancements embodying new technologies and the emergence of new industry standards and practices can rapidly render existing products obsolete and unmarketable.  Accordingly, in order for us to grow and remain competitive in the future, we will need to continue to anticipate changes in technology and industry standards.  We will also have to successfully develop and introduce new and enhanced products, which can gain market acceptance on a timely basis.

If we do not develop products that are technologically competitive, responsive to our customers’ needs and competitively priced, our business will be negatively affected.  We cannot guarantee that we will timely or successfully develop new or enhanced products or successfully manage transitions from one product release to the next.  We may not have the necessary resources to invest in such product development.

We may not be able to successfully compete in the extremely competitive markets for our products.

The conferencing and the interactive distance learning markets are extremely competitive.  In the interactive distance learning market, our primary direct competitor is One Touch Systems, Inc.  In addition, we face competition from companies whose products are more geared towards web-based training and e-learning. Our primary competitors in this area are Centra Software, Inc., and InterWise Ltd. We have also encountered competition from IBM with its Lotus Learning Space product and limited competition from companies such as Docent, Inc., Saba Software, Inc. and SkillSoft, plc. which have business relationships with our direct competitors. Since the expansion of our strategic positioning toward the fully synchronized video, voice and data conferencing market, our competitors’ landscape has grown to include companies such as Polycom, Inc, Webex, Placeware (acquired by Microsoft in 2003), and First Virtual Communications due to their efforts to introduce conference solutions through IP-based networks. We expect that we will continue to be exposed to additional competitors as result of our shift towards the video conferencing market.

Many of our competitors have substantially greater capital resources, research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. While we plan to continue to improve our products, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to those of our competitors. Our competitors may also merge, thus creating stronger vendors.

We have a history of losses and may not be profitable in the future.

We have not generated net income on an annual basis since 1999. We incurred net losses of $228,000 (excluding amortization of goodwill of $878,000), $5.3 million (excluding amortization and impairment of goodwill, restructuring and impairment of property and equipment, and impairment of investment of $20.22 million), and $6.22 million (excluding amortization and impairment of goodwill, restructuring and impairment of property and equipment, and impairment of investment of  $7.44 million) in 2000, 2001, and 2002, respectively. We may continue to operate at a loss for the foreseeable future and we cannot estimate when or if we will achieve profitability.

Some of our products may contain defects.

Computer software and hardware products frequently contain errors or failures, especially when first introduced or when new versions are released.  Accordingly, some of our products could contain errors or defects, software viruses, or otherwise fail to meet customer specifications, despite our extensive product testing.  Any product defects in our existing or new products may result in loss or deferral of our revenues, diversion of our resources, damage to our reputation, or increased service and other costs. Although our business has not been adversely affected by product defects to date, we cannot guarantee that our business will not be adversely affected by product defects in the future.

We depend on single-source suppliers.

Most of the parts and components which we use to manufacture and assemble our products are available from several sources. However, we purchase certain components from single-source suppliers. If we are forced to use alternative parts or components, we may have to make certain changes in the design of our products that use such components. This could result in delays and interruptions in shipments.  A shortage of such single-source components or our inability to timely develop or obtain alternative sources, if required, would negatively affect our operations.

Our products employ proprietary technology which is difficult to protect.

Our success and ability to compete are dependent to a significant degree on our proprietary technology.  We rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements and technological measures to establish and protect proprietary rights in our products.  We cannot assure you that these efforts will provide meaningful protection for our technology because:

•	some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

•	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;

•	measures like entering into non-disclosure and non-competition agreements afford only limited protection;

•	unauthorized and/or unidentifiable parties may attempt to copy aspects of our products and develop similar software or to obtain and use information that we regard as proprietary; and

•	our competitors may be able to design around our intellectual property rights or independently develop products that are substantially equivalent or superior to our products.

Potential intellectual property rights disputes could make our operations more expensive.

Our ability to compete successfully depends in part on our ability to operate without infringing on the proprietary rights of others.  Possible infringement claims could harm our business by requiring us to pay royalties or to change our manufacturing processes. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, there can be no assurance that we will not become party to such claims in the future.

Certain of our activities make use of intellectual property owned by third parties.  We believe that we are in compliance with the licensing agreements with the owners of these rights and that the licensing agreements adequately protect our rights.  Failure to maintain our licenses could harm our business.

The market for our Arel IDEAL™ suite of e-learning solutions is still developing.

The market for our Arel IDEAL™ suite of e-learning solutions, including Arel Spotlight™ and Arel Spotlight On-Demand™, has begun to develop significantly only in recent years and is rapidly evolving.  As a result, we are uncertain about market demand for, and acceptance of, our systems and the future growth rate of these markets.  We cannot assure you that the market for our IDEAL family, including the Spotlight and Spotlight On-Demand solutions, will develop or that these systems or products will be widely accepted. If the markets fail to develop, develop more slowly than we expect or evolve differently than we anticipate, our business, financial condition and results of operations could be negatively affected.

The market for our corporate conferencing solutions on converged networks is still developing.

During the course of 2002, we made a strategic decision to expand our served market by providing integrated conferencing and training platforms over converged networks. Converged networks are IP based networks capable of simultaneous and merged transmission of all of the data, voice and video requirements of an organization. This market is still in its first stages and may take a few years to mature and stabilize. Companies may be reluctant, in the near future, to run live video-related traffic as a corporate-wide solution and may only begin by implementing monitored pilots. If the market for fully integrated video, voice and data solutions over converged networks fails to develop, develops more slowly than we expect or evolves differently than we anticipate, our business, financial condition and results of operations could be negatively affected.

Our business relies on key customers.

There are a number of key customers to which we sell a large portion of our products. In light of the fact that the competition is intensive in our field of business, should any of our target customers seek to purchase similar products from other companies, or such key customers reduce or cancel expected orders, this could have a material adverse affect on our profitability.

We depend on a limited number of key personnel who would be difficult to replace.

Our success depends to a substantial degree upon our executive and research and development personnel and upon our technical staff.  There is considerable competition for the services of such personnel.  There can be no assurance that we will be able to either retain our current personnel or acquire additional personnel. The loss of certain key managers could diminish our ability to develop and maintain relationships with customers and potential customers.

We may not be able to retain or attract personnel.

We will need to attract and retain qualified employees, particularly technical, managerial and research and development personnel.  The competition for such personnel is intense.  We may not be able to retain our key employees or recruit additional qualified personnel.  In addition, our inability to recruit additional key technical personnel in a timely manner would be detrimental to our research and development programs.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in North America, and we have increased our efforts to develop business in Europe and the Far East. We are subject to all of the risks inherent in international business activities including the following:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability;

•	fluctuations in currency exchange rates or restrictions on conversion of foreign currencies;

•	reduced protection for intellectual property rights in some countries;

•	burdens with complying with a wide variety of foreign laws and regulations; and

•	potentially adverse tax consequences.

In addition, if we fail to obtain approvals from foreign governmental bodies, our business, financial condition and results of operations could be negatively affected.  To date, we generally have not experienced any material difficulties in collecting accounts receivable as a result of our international sales.

The spread of the SARS epidemic could seriously harm our profitability in Asia and other continents.

SARS is a flu-like virus which first appeared in China in November 2002. To date, there have been thousands of cases reported worldwide with hundreds of fatalities. Due to the ease with which SARS can spread, medical experts recommend placing people who have contracted SARS into quarantine. Although there have been cases of SARS reported in various regions, SARS is most prominent in Asia and specifically China and Hong Kong. The spread of SARS has resulted in a slowdown in our business in China, Singapore, Thailand and Taiwan, where most of our operations in the Far East are situated. In addition, the spread of such disease could limit our ability to travel to selected areas, which may have an additional impact on our business in these areas.  There is no way of knowing when the global spread of SARS will be brought under control. If the situation persists or worsens, it could seriously damage our future sales and our ongoing projects in Asia.

Exchange rate fluctuations could increase the cost of our operations.

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and fluctuations in the U.S. dollar/NIS exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar. We strive to limit our exposure to currency fluctuations through “natural” hedging, but we do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that it is necessary to offset such risks.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

We currently participate in certain government programs and receive certain Israeli government grants and tax benefits.  In order to maintain our eligibility for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets.  In addition, some of these programs may restrict our ability to manufacture products or transfer technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits we receive could be canceled or reduced. We could also be required to refund payments previously received under these programs or pay certain taxes or penalties.  We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels, or at all.  If these programs and tax benefits are ended, our business, financial condition and results of operations could be materially adversely affected.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risk Factors Relating to our Ordinary Shares

The market price of our ordinary shares has been, and may continue to be, very volatile.

The market prices of our ordinary shares since our initial public offering in December 1994, and of other publicly traded software companies in general, have been subject to wide fluctuations.  The following factors may have a significant impact on the market price of our ordinary shares:

•	announcements of technological innovations or new products by our competitors or us;

•	developments or disputes concerning patents or proprietary rights;

•	publicity regarding actual or potential results relating to products under development by us or our competitors;

•	regulatory developments in the United States and other foreign countries;

•	delays in our testing and development schedules;

•	events or announcements relating to our collaborative relationships with others;

•	economic and other external factors;

•	period-to-period fluctuations in our financial results;

•	low trading volume in our ordinary shares; and

•	volatility in the securities markets.

Our results are affected by volatility in the securities markets and low trading volume in our ordinary shares.

Due to the recent downturn in the world economy, the securities markets in general have experienced increased volatility which has particularly affected the market prices of equity securities of many high-technology companies, including companies that have a significant presence in Israel.  Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they, and particularly those in the fields of communications, software and Internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses.  Such failure, the history of low trading volume in our ordinary shares, incidents of unrest and terrorist activity in Israel and the volatility of the securities market in general, and in particular in relation to our ordinary shares, may affect our ability to raise additional financing in the future.

Market sales of large amounts of our shares eligible for future sale may lower the price of our ordinary shares.

As of May 31, 2003, we had 13,128,466 ordinary shares outstanding, of which, 8,461,410 ordinary shares are freely tradable.  The remaining 4,677,056 ordinary shares outstanding are “restricted securities,” as that term is defined under Rule 144 of the Securities Act of 1933, as amended.  Approximately 4,506,795 of the restricted securities have been held for more than two years, therefore, they may be sold under Rule 144 without regard to the volume limitations and other restrictions of Rule 144, except by holders who are deemed to be our affiliates.  In addition, there are ordinary shares issuable upon the exercise of warrants and options that we have previously granted.

We are unable to predict the effect that sales made under Rule 144 or other sales may have on the then prevailing market price of our ordinary shares.  It is likely that market sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) will have the effect of depressing the market price of our ordinary shares.  This could impair our ability to raise capital through the sale of our equity securities.

Selling and buying our securities may be more difficult since they were transferred from the NASDAQ National Market to the NASDAQ Small Cap Market

Our ordinary shares were delisted from the NASDAQ National Market on September 3, 2002, and are currently traded on the NASDAQ Small Cap Market. Consequently, selling (and buying) our securities is more difficult because of:

•	possible reduction in security analysts’ and the news media’s coverage of us.
•	many institutions are limited by their formation documents in their ability to acquire securities traded on the NASDAQ Small Cap.

These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

Our shares are subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended.  That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors.  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale.  Consequently, the rule may affect the ability of broker-dealers to sell our ordinary shares and may affect the ability of holders to sell our ordinary shares in the NASDAQ Small Cap Market.

We do not expect to distribute cash dividends.

We have never paid a cash dividend and do not expect to pay cash dividends in the foreseeable future.

Risk Factors Related to Operations in Israel

Conditions in Israel affect our operations.

We are incorporated under the laws of, and our offices and most of our production facilities are located in, the State of Israel.  Although almost all of our sales are made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.  Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel’s establishment.

Although Israel has entered into various agreements with certain Arab countries and the Palestine Liberation Organization, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been an increase in unrest since September 2000 and which has continued with varying levels of severity into 2003.  We do not believe that the political and security situation has had any material impact on our business. However, some potential customers have been more hesitant to do business with us due to the political and security situation in Israel. In addition, certain of our business partners and potential partners from Europe and the Far East have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We can give no assurance that security and political conditions will have no deleterious effects in the future.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  Furthermore, most of our manufacturing facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume manufacturing, we could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facility. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot predict whether a full resolution of these problems will be achieved or the nature of any such resolution.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to the increase in terrorist activity and the renewed Palestinian uprising, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report.

Service of process upon our directors and officers and the Israeli experts named herein, substantially all of whom reside outside the United States, may be difficult to effect within the United States.  Furthermore, substantially all our assets are located outside the United States.  Accordingly, you may not be able to enforce any judgment obtained in the United States against us or such individuals or entities in the United States.

It may also be difficult to enforce civil liabilities under the U.S. federal securities laws in original actions instituted in Israel.  However, subject to certain limitations, Israeli courts may enforce foreign final executory judgments, including those of the United States, for liquidated amounts in civil matters obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) that recognizes and enforces similar Israeli judgments, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to defend;

•	such judgments or their enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

ITEM 4.	INFORMATION ON THE COMPANY.

History and Development of the Company

Arel Communications and Software Ltd. (“Arel” or the “Company”) has been a leading provider of end-to-end interactive distance learning systems since 1997. During 2002, the Company expanded its target market, and today Arel offers an integrated video, voice and data conferencing solution enabling corporate communication and e-learning applications.   We market the Arel IDEALTM family of interactive distance learning products, as well as our conferencing solution.  Our manufacturing facility and executive offices are located at 3 Hayarden Street, Post Office Box 76, Yavne, 70600 Israel and our telephone number is +972-8-942-0880.  Our website is www.arel.net.  Information on our website is not incorporated by reference in this annual report.

Our legal and commercial name is Arel Communications and Software Ltd. We were established in Israel in 1982 and operate under the Israel Companies Law - 1999.  From 1982 to 1988, we operated as a division of a company controlled by Argaman Industries Ltd.   Since 1988, we have been operating as an independent company. In 1994 we had two divisions: Arcom and IDEAL. In December 1994, we consummated an initial public offering.  At such time, our ordinary shares were quoted on the NASDAQ National Market.

In July 1996, we entered into an agreement with Elron Electronic Industries Ltd. for the formation of our subsidiary Arelnet Ltd. to exploit our ARCOM technology and Elron’s i-Fax technology for the transmission of faxes and other messages over the Internet.  Through Arelnet Ltd., we engaged in the design, development, production and marketing of Internet Protocol (IP) telephony products and value-added communication and messaging solutions for telephone carriers, Internet service providers and other network providers. Following the transfer to Arelnet of our technology relating to ARCOM, we focused our research, development and marketing efforts exclusively on our IDEAL products for the broadband market. This focused effort has resulted in our success in penetrating the North American market of e-Learning solutions delivered via satellite connectivity.

On April 12, 2000, we completed a private placement of $8,500,000 with Soros Fund Management L.L.C and Keppel Communications Pte. Ltd. Under the terms of the private placement, funds advised by Soros Fund Management purchased from us 200,000 newly issued shares of Arel at an aggregate price of $3,400,000 and Keppel purchased from us 300,000 newly issued shares of Arel for an aggregate price of $5,100,000.

In June 2000, we spun off our subsidiary Arelnet to our shareholders whereby we distributed 0.30733 of an ordinary share of Arelnet for each of our ordinary shares then outstanding, or an aggregate of 2,900,040 ordinary shares of Arelnet, to our holders of record as of the close of business on June 8, 2000. Following the spin-off, we held approximately 17.79% of the issued share capital of Arelnet. In connection with the spin-off, Arelnet consummated an underwritten initial public offering of 1,000,000 ordinary shares of Arelnet in Israel, with gross proceeds to Arelnet of approximately $4,000,000, at an initial price of approximately $4.00 per ordinary share. The ordinary shares of Arelnet are currently traded on the Tel Aviv stock exchange. Arelnet’s ordinary shares are not registered under the United States securities laws nor are they listed for trading on any United States stock exchange or quoted on the NASDAQ.

In August 2000, we purchased substantially all of the assets of W2COM, LLC, an application driven communications provider of interactive video, data & network integration services and distance learning services. We operate the acquired business through our subsidiary, Arel Learning Solutions, Inc. For further information see Item 7. “Major Shareholders and Related Party Transactions”.

Following the approval of our audit committee and our board of directors, we participated in Arelnet’s rights offering and purchased 76.958 units under Arelnet’s prospectus dated May 30, 2001.  Each unit is comprised of 45 ordinary shares of Arelnet and 20 options for which we paid 3,463,110 NIS (approximately $829,000 at such time). The options expire on June 30, 2003. In addition, in September 2001, we acquired 600,978 shares of Arelnet from Leader Tec Ltd. for approximately $82,000. As of May 31, 2002, we hold approximately 17.87% of the issued share capital of Arelnet.

In the second and third quarters of 2001, we implemented a strategic realignment in order to cut costs and improve our operating efficiencies. As part of these measures, we laid off approximately 20% of our workforce as compared to June 30, 2001 and we reduced our inventory levels by 10%.

In June 2002, we appointed Mr. Philippe Szwarc as our new chief executive officer. Mr. Szwarc brings more than 10 years of experience in the networking and telecommunication industries during which time he held several executive positions, mainly as a chief executive officer. In the third quarter of 2002, the Company appointed Mr. Daniel Yelin as its new chief financial officer. Mr. Yelin brings financial and operational experience both from publicly held and private companies.

Effective September 3, 2002, our ordinary shares were transferred from the NASDAQ National Market and are currently traded on the NASDAQ Small Cap Market.

In 2002, the board of directors approved restructuring plans totaling $2,301,000 (including $750,000 in respect of impairment of property and equipment), which were primarily designed to enable us to substantially reduce our operating expenses level. We reduced our workforce from 86 employees on January 1, 2002 to 51 on December 31, 2002. For more information about the restructuring plans and the restructuring expenses, see Item 5 “Operating and Financial Review and Prospects”.

Business Overview

The Market

As the global market expands, corporations, universities, governmental agencies and other organizations are looking for collaborative solutions that efficiently provide content and enable audio and video interaction to large numbers of participants at remote locations at their desktops.  In order to achieve this objective, Arel has developed the Integrated Conferencing Platform (ICP), an effective, fully synchronized video, audio and data-enabled interactive conferencing and collaboration solution that optimize the use of existing network resources available to distributed enterprises.

Arel’s technology provides a hybrid solution, covering different types of interaction methodologies (including one-to-many, many-to-many and one-on-one), end-points (including interactive response units, personal computers and personal digital assistants (PDAs)), delivery methods (live and archived on demand sessions), network types (satellite and terrestrial), supported bandwidths (narrowband dial-up up to high speed broadband), which can interoperate simultaneously, even within the same session.

The first component of the ICP, which is geared to the distance training market and which we sell as the Arel IDEALTM has been our traditional application, having begun to sell products to this market since 1997. Our IDEALTM suite of e-Learning products offers a training solution to participants at multiple remote locations via satellite, Intranet or Internet networks.

During 2002, we expanded our product offering as a second component to the ICP, in order to augment our served market to include the conferencing and collaboration market. By providing integrative interactive and synchronized video, voice and data conferencing and collaboration, Arel is currently positioned to fill the gap between video conferencing and web-collaboration software over existing corporate networks, to provide a real converged networking solution.

Products

The Integrated Conferencing Platform (ICP) is the technological basis for Arel’s solutions for both distance training and corporate conferencing and collaboration requirements.

AREL IDEAL: The complete eLearning and Distance Training solution

Arel IDEAL™ is an advanced solution that combines the critical aspects of verbal and visual communication – two-way video and audio synchronized with rich content, collaboration, discussion groups, application sharing and live real time interaction. The communications platform reaches large numbers of people in real-time through the combination of satellite, internet or intranet networks.

Arel’s IDEAL is comprised of the following major components:

•	Interactive Desktop Training Arel Spotlight ™

The Arel Spotlight desktop solution provides easily operated and effective live sessions, including video and rich interactive content delivered directly to the desktop, at the office, at home or on the road. Arel Spotlight is a scalable application that combines quality video with two-way audio and data transfer to enable live delivery at any desktop connected to the Internet or an enterprise Intranet. Arel Spotlight offers live collaboration tools such as application sharing, whiteboard annotations, discussion groups, chat and guided browsing.

•	Arel Spotlight On-Demand ™

Arel Spotlight On-Demand extends the benefits of live delivery, enabling asynchronous transmission and streaming of interactive self-paced sessions to increase the versatility and flexibility of the IDEAL solution. Advanced recording of live sessions assist the delivery of synchronized high quality video and rich content, maintaining the indexing and interaction of content such as questions and tests. Interaction which occurred during the live session is recorded including chat sessions and application sharing , keeping all the content and social parts of the session. Attendance, performance and grades are sent over the network during the participation in the recorded session for traceability and evaluation purposes.

•	Broadband or Satellite Training - Arel VirtualClass ™

Operating over any type of broadband network, VirtualClass brings the classroom to the participants, reducing training costs and enables real-time interactivity and just-in-time distribution of mission-critical knowledge. While live video and media-rich content are displayed on a TV monitor, each remote VirtualClass site is equipped with a PC software - based controller that manages audio and data interaction via Interactive Response Units (IRUs).

•	Training and Communications Portal - Arel Campus ™

Arel Campus serves as the system’s portal and provides users with vital access to both personal and administrative data. Using the Campus, participants can launch and attend live and recorded on-demand sessions, preview course content, take off-line on-demand quizzes, and communicate with presenters and expert assistants. Arel Campus provides data on course details and scheduling, registration, presenters, individual progress, grades and accreditation.

•	Advanced Delivery Suite for Presenters - Arel Presenter ™

Arel Presenter enables the delivery of different types of rich interactive content to remote desktop participants, with control over the video size, remote content navigation, and live interaction. The single application screen is similar to the remote participants’ desktop application. The entire session can also be recorded enabling participants to take the session on-demand.

•	Learning Management and Administration LMS - Arel Learning Manager ™

Arel IDEAL is equipped with a built-in database and management server that handles the administration and control of vast amounts of curriculum content and multiple participants. The learning manager offers an environment for registration and management of participants, presenters and sites, courses’ scheduling and server configuration. Arel Learning Manager’s built-in import / export mechanism allows for easy integration with external databases.

•	Interactive Delivery Content - Arel Author ™

Arel’s Author is a stand-alone authoring and content assembly application that enables the presenter or content developer to pre-plan the lesson’s sequence of content and activities (agenda). This application supports various content item types like PowerPoint slides (including animation), web pages and graphics, video clips, customized question layouts and templates, tests, presenter notes as well as control over display and navigation parameter

•	Editor of Recorded Sessions for Publishing - Arel Producer ™

Arel Producer enhances Arel’s on-demand capabilities by offering a post-production editing environment. Arel Producer enables the user to modify and edit recorded sessions by cutting out undesired items, changing the item’s order, replacing outdated content and replacing old presentations with recently recorded segments.

•	Evaluate Performance and Attendance Information - Arel Evaluator ™

Arel Evaluator is a web-based tool for real-time reviewing, comparing and analyzing participant performance and attendance. The Evaluator provides the presenter or administrator with statistics and information about individuals, groups and site progress at the course level or at the level of its components (lessons, tests, surveys, and questions).

•	Statistical Reports Generation - Arel Reporter ™

Arel Reporter is designed for training administrators and presenters to automatically generate detailed, standard and customized reports. The user may create customized administrative and performance reports, or choose from available standard formats.

AREL CONFERENCE: A Synchronized Video, Audio and Data Conferencing Solution

Arel Conference focuses on offering an effective integrated video audio and data enabled conferencing solution for corporate communications, by optimizing the use of existing network resources available to large distributed enterprises and service providers, through the utilization of proprietary networking architecture and video technologies over various networks, ranging from narrowband to broadband, Intra-net, Virtual Private Networks (VPNs) and the public Internet.

Integrated multiple video windows, application and data sharing, chat, questions and whiteboard in a single application assist in creating a teamwork and conferencing environment. Administration over the net allows for auto-management and includes user and authorization management, creation and scheduling of conferences, email invitations and Microsoft-Outlook/Exchange™ Calendar integration.

The Arel Conference Solution is comprised of the following major components:

•	Audio, Video and Collaboration

Live conferencing of synchronized audio, video and data - Arel’s live interactive application, Arel Conference, is a narrowband video-enabled and media rich application that includes collaboration and interaction capabilities. Attendees may speak and be seen, freely share documents, use whiteboard tools and chat.

Multiple video windows - Depending on camera and bandwidth availability, multiple video windows can be displayed on screen. The combined bandwidth of an audio and video window can be as low as 20kbps.

Collaborative interaction –Attendees may collaborate using whiteboard, chat, application sharing, instant yes/no polling, questions and surveys to complement audio and video interaction.

Sharing moderator desktop with attendees– The person managing a session, a moderator, can demonstrate the operation of any software running on their PC to remote participants regardless of if they have that software installed. In addition, the moderator may grant a participant the option of working on that software for sharing or training purposes.

Creating pop items - Agenda items may be created and sent during the live event. Creating pop items during a session enables the moderator to send PowerPoint presentations, share documents and spread sheets or initiate a browsing session during a live conference.

“Over the shoulder” capability - The moderator can view an attendee’s desktop or any open application for an application sharing session. This functionality may serve to monitor advancement and understanding, provide software training assistance or technical support.

Handing over moderator capabilities to attendees - At any point the moderator can hand over the control of the moderator’s functionality to any of the present attendees.  The attendee receives all the moderator’s capabilities to lead the conference. The moderator can regain control at any time.

Agenda items – Any pre-prepared agenda items are seen immediately by all attendees upon entering the Conference in the agenda area. The moderator can send/launch the agenda items to the attendees. The content can be pre-cached automatically to the attendee’s PC prior to the conference for improved performance during the session.

•	Web Management and Administration

Arel’s conferencing and communications portal, Arel Campus offers administration over the net for the conferencing platform. Arel Campus supports the live conferencing event by providing tools for creating, scheduling, editing, inviting attendees, previewing information and billing.

Informative communication center – The Arel Campus portal home page provides a snapshot of today’s scheduled conferences and provides links to enable, among other things, easy data exchange, viewing the agenda and details viewing, conference creation, editing, inviting attendees, scheduling, virtual space creation, administration.

Arel’s conferencing and communications portal, Arel Campus offers administration over the net for the conferencing platform. Arel Campus supports the live conferencing event by providing user-friendly tools for creating, scheduling, editing, inviting attendees, previewing information and billing.

Creation of conferences – Creation of a conference is done over the web and includes self-scheduling, content creation and assembly, and the ability to invite conference attendees by e-Mail.

Inviting attendees from the database or external guests – The system provides search mechanisms to assist in finding internal attendees’ details from the database and in inviting external guests to take part in a conference.

Customizable invitations by e-mail – Automatic customizable invitation of virtual space regular attendees and invitation of other attendees is available. The e-Mail invitation includes links to install the client software from the Arel Campus portal and to directly enter the conference.

Microsoft-Outlook/Exchange integration - Upon receipt of an e-mail invitation, the attendee can push the conference event into the MS-Outlook Calendar by clicking on a link in the e-mail. The event will be entered into the user’s Calendar and the user may join the conference by clicking a link directly from the Outlook Calendar.

Conferences can be launched from an e-mail, calendar and portal – attendees can join conferences using one of several different paths. The e-mail invitation includes a link that can be used to join the session and the calendar environment (like MS-Outlook / Exchange) can be used for joining a conference. Arel Campus allows selecting the conference and launching it or joining an existing conference with the conference ID.

Conference security - A conference can be password-protected by assigning a password to the conference upon creation. Attendees will be requested to enter the conference password upon joining the Conference.

Preparing an agenda for a conference - The agenda builder enables a user to create a list of items that will be presented or shared during a live conference. Items may include topics, PowerPoint presentations, HTML pages, pictures, video clips and documents. The agenda is available to attendees prior to the conference and enables them to prepare for the conference. It offers an organized structure to easily find and launch slides and other content during the conference.

Pre-caching of agenda items improves performance - attached slides and other content are automatically downloaded to an attendee’s PC prior to the session to prevent delays in presenting and sharing documents and to improve the performance and bandwidth utilization.

Previewing conference schedule - A scheduling page presents the conferences schedule in a daily, weekly or monthly display.From this page a user can directly join a conference or preview its details.

Easy administration of a series of conferences – Virtual Spaces – A conference may be conducted as a one-time event or as a part of a continuous series of events. For example a marketing forum that meets once a week or an on-going project team that meets in order to report progress, share ideas and discuss issues. A virtual space is a shared area related to a group of people and a subject. It is comprised of a series of conferences, participants and shared content. Participants, who are assigned to a certain virtual space, become such space’s members. All the space members are automatically invited to the space conferences and have access to the shared agenda, references and files.

User management and authorization capabilities - User information is stored in the database including, among others, names, addresses, phone numbers, email addresses, registration data, authorizations (for administrator, chairperson and attendee roles). Authorizations are permissions to perform specific actions such as creating, scheduling, editing, launching or attending a conference.

Billing capabilities – Intra-departmental billing for the use of shared resources or billing for the use of a hosted service are supported. Call Detail Record (CDR) information is collected in the Arel database and can be exported as files to any external billing system.

Arel Learning Solutions’ Services

Through Arel Learning Solutions, Inc., we manage the business that we acquired from W2COM, LLC.  Arel Learning Solutions’ business consists of three units: videoconferencing; network services; and interactive distance learning.  Following the restructuring plan executed throughout 2002, Arel Learning Solutions refocused its business to network services, supporting also existing video-conferencing customers, and providing network and video-conferencing Services.

Arel Learning Solutions provides interactive videoconferencing capabilities to businesses and organizations of all sizes. Our systems range from portable systems to complex group systems.  Arel Learning Solutions provides services that assist businesses and other organizations in linking their information systems in order to facilitate information sharing and videoconferencing.

Sales, Distribution and Marketing

We market Arel products through our U.S. subsidiaries, Arel Communications and Software, Inc., and through independent value added resellers and agents worldwide. As of May 31, 2003, 12 in-house sales and system engineering personnel market and support our systems. We have established relationships with several integrators and value added resellers including: Convergent Media Systems and Canadian Business Television. We seek to establish value added reseller relationships with business television services providers that are integrators of video broadcasting and networking projects for large and dispersed corporations.

Over 85% of our sales for the last three years have been in the United States.  In 2002, we had 3 customers the revenues from each of which exceeded 10% of our revenues. In 2001, we had one customer the revenue from which exceeded 10% of our revenues. In 2000, we had two customers, the revenues from each of which exceeded 10% of our revenues.  In 1999, we had four customers, the revenues from each of which exceeded 10% of our total revenues. Our business is not seasonal and although we rely on subcontractors for the production of our Interactive Response Units and our Class Control Units, we believe that there are other sources of these products and that it would not have a material affect on our business if it became necessary to find alternative subcontractors.

Competition

Currently, the majority of our business is in the distance learning market. There are two types of systems that offer live interactions between trainees in remote locations and the trainer: keypad (IRU)-based or desktop-based systems.  Our Arel VirtualClass can be configured to offer either keypad, desktop based systems or both at the same time.

When the communication network is provided via satellite, our main competitor in this area is One Touch Systems.  Our satellite connectivity supports live video of the instructor which is comparable to live frontal classroom sessions.  One Touch also offer live video via satellite networks and live interaction using proprietary keypads.

In 2000, we introduced Arel Spotlight and Arel Spotlight On-Demand that are designed to provide additional functionality delivered to the desktop over terrestrial networks.  Our major competitors in the live instructor-led sector are: Centra Software, Inc. and Interwise, Ltd. Both have solutions that mainly rely on narrowband networks, which transmit low quality multimedia content and low quality video, or no video at all.  Video transmission is primarily dependant on the available bandwidth to the student’s desktop.

The conferencing market is composed of players that focus on video-conferencing solutions (the overwhelming majority of the North American market being shared by Polycom, Inc. and Tandberg), or players that focus on web-based collaboration solutions. The market for web-collaboration solutions is dominated by two companies, which are application service providers (ASP) and operate under hosted services business models: Webex Communications, Inc., and Placeware, Inc. (acquired in the first quarter of 2003 by Microsoft). In video-conferencing, the competitive solutions lack the seamless integration and synchronization of video and audio, with data collaboration, and the ability to be delivered efficiently over converged enterprise networks. In the web-conferencing arena, the majority of our competitors do not provide video-conferencing capabilities synchronized with their data. Some of our competitors offer their product as a hosted service, which, for normal implementation results in high costs, compared to a CPE-based solution (such as ours).

Organizational Structure

We have two wholly owned subsidiaries that we own through our U.S. holding company Arel Holdings, Inc.:  Arel Communications and Software, Inc. and Arel Learning Solutions, Inc.

Properties, Plants and Equipment

Our executive offices, research and development and manufacturing facilities are located in Yavne, Israel. Our lease with respect to such space expires on February 1, 2004 and may be renewed for additional one-year periods. The lease is for approximately 1,250 square meters.  Our annual lease payments are approximately $48,000.  In addition, Arel Communications and Software, Inc. leases office space in Atlanta, Georgia.  The Atlanta lease expires on October 31, 2004. Our annual lease payments for the Atlanta premises are approximately $117,000 a year. Arel Learning Solutions, Inc. has lease agreements for premises in several locations in the United States expiring at various dates through August 31, 2004. Our aggregate annual lease payments for Arel Learning Solutions, Inc. are approximately $65,000. The reduction in our rental expenses in 2002 compared to 2001 is due to a buyout of our lease in our Dayton and Chicago offices executed during the third quarter of 2002. Our rental expenses totaled $317,000, $603,000, and $354,000, in 2002, 2001, and 2000, respectively.  We believe that our current facilities are adequate for our corporate, sales, development and manufacturing operations as currently conducted.  In the event that additional facilities are required, we believe that we could obtain such additional facilities without difficulty and at commercially reasonable prices.

Intellectual Property Rights and Software Protection

Our success and ability to compete are dependant to a significant degree on our proprietary technology.  We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights.  Arel IDEAL, Arel Spotlight, Arel Spotlight-On-Demand, Arel Campus, Arel Learning Manager, Arel VirtualClass, Arel Author, Arel Evaluator, Arel Reporter, The Ultimate Learning Experience, and the Arel logo are either registered trademarks of Arel or are in the process of being registered. We are currently preparing applications for the registration of Arel Conference and Integrated Conferencing Platform (ICP). Any other trademarks appearing in this document are the property of their respective holders.

Our employees who have access to confidential information are required to sign employee invention and secrecy agreements.  We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel.  Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products.  In addition, manufacturing of products developed with these grants must be performed in Israel or, if consent to manufacture abroad is received from the Office of the Chief Scientist of Israel, increased royalties will be owed to the Chief Scientist of Israel. Approval must be obtained to transfer technologies developed through projects in which the government participates.  See Item 5. “Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the Government of Israel.  See Item 10. “Additional Information – Taxation.”  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by applicable law, regulations published thereunder and the instruments of approval for certain programs.  In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and require management subjective judgments. We identified our most critical accounting policies to be those related to revenue recognition and impairment of goodwill and other long-lived assets. Please refer to Note 1 of our consolidated financial statements, which are included in this Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of all of our significant accounting policies.

Revenue recognition:

1)        Sale of products

We recognize revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed and determinable and collectibility is deemed probable. We do not, in the normal course of business, provide a right of return to our customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.
In some cases, we grant our customers an evaluation period, usually several months, to evaluate the product prior to purchase. We do not recognize sales revenue from products shipped to customers for evaluation until such products are actually purchased.

2)        Services rendered

Revenue from services rendered is recognized ratably over the contractual period or as services are performed.

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Impairment of goodwill and other long-lived assets

We have assessed the impairment of goodwill and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, are the following:

•	Significant under performance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When the carrying value of goodwill and other long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with current market assessments of the time value of money and the risks specific to the asset.

For U.S. GAAP purposes, we adopted in 2002 FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”).  FAS 144 requires that long-lived assets, that are to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

Recently Issued Accounting Pronouncements

In Israel

Accounting Standard No. 15

In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board (“the IASB”) - “Impairment of Assets”, became effective. This standard which is based on International Accounting standard No. 36 requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of our non-monetary assets - property and equipment and identifiable intangibles, including goodwill, as well as investments in associated companies.  As promulgated by the standard, its provisions are to be applied as of January 1, 2003. Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, we are required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

The recoverable amount of an asset is determined as being the greater of the asset’s net selling price and its value in use to us. The asset’s value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

We are making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and are currently reviewing the expected implications, if any, on our financial statements.

We have formerly applied the provisions of the U.S. standard dealing with this issue that required an impairment loss to be recognized, only in the event that the undiscounted cash flows from the asset were less than its carrying value.

In the United States

FAS 143

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”(“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the company). We do not expect the adoption of FAS 143 to have a material effect on our consolidated financial statements.

FAS 145

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”).  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of FAS 145 to have a material effect on our consolidated financial statements.

FAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (FAS-146).  FAS-146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring).  FAS-146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan.  FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. Since any future restructuring will depend on facts and circumstances, as of the date of these financial statements it is not possible to determine the impact of this standard on the consolidated financial statements.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

We have elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and have applied the disclosure provisions in FAS 148 in these consolidated financial statements and the accompanying notes.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a material effect on our consolidated financial statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities  (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. We do not expect the adoption of this FIN to have a material effect on our consolidated financial statements.

FAS 149

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”. FAS 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

We are currently analyzing the impact of FAS 149 on our consolidated financial statements but do not believe that on adoption, it will have a material impact on our results of operations or financial position.

FAS 150

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective on the first interim period beginning after June 15, 2003.

We are currently analyzing the impact of FAS 150 on the consolidated financial statements but do not believe that on adoption, it will have a material impact on our results of operations or financial position.

Selected Financial Data

The following selected financial data has been derived from our audited financial statements, including those incorporated in this annual report by reference.

Our financial statements have been prepared in accordance with Israeli GAAP. Israeli GAAP varies in certain respects from US GAAP. The selected financial data below has been reconciled to reflect the effects of US GAAP (see also note 16 to our consolidated financial statements, which are included herein). The financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year ended December 31,
	2002	2001	2000	1999	1998

	U.S. dollars in thousands
Revenues from sales and services	5,941	9,412	15,078	8,812	2,802
Cost of sales and services	3,604	4,321	8,165	4,010	1,622

Gross profit	2,337	5,091	6,913	4,802	1,180
Research and development expenses - net	2,218	1,943	1,196	724	1,068
Selling, general and administrative
Expenses	6,439	9,323	6,368	2,494	1,875
Amortization of goodwill	283	1,795	878
Impairment of goodwill	4,575	14,576
Restructuring expenses and Impairment of Property and Equip.	2,301	961

Operating income (loss)	(13,479)	(23,507)	(1,529)	1,584	(1,763)
Financial income (expenses) - net	102	883	914	412	(99)
Impairment of investment in Arelnet Ltd.	*(279)	*(2,890)

Income (loss) before taxes on income	(13,656)	(25,514)	(615)	1,996	(1,862)
Taxes on income			101	51

Income (loss) from continued operations	(13,656)	(25,514)	(716)	1,945	(1,862)

Discontinued operations:
Loss from operations			(803)	(706)	(702)
Gain on dilution of interest in Arelnet Ltd.			413	531

Total gain (loss) from discontinued operations			(390)	(175)	(702)

Net income (loss) for the year	(13,656)	(25,514)	(1,106)	1,770	(2,564)

Reconciliation to U.S. GAAP:
Effect of the treatment of gain on dilution of interest in Arelnet Ltd.			(413)	(531)

Net income (loss) under U.S. GAAP	(13,656)	(25,514)	(1,519)	1,239	(2,564)

*	Under U.S. GAAP the Impairment of investment in Arelnet is classified as operating expenses. As a result, operating loss in 2002 and 2001 under U.S. GAAP was $13,758 and $26,397, respectively.

	U . S . d o l l a r s

Basic and diluted net income (loss) per share under Israeli GAAP:
Continued operations	(1.06)	(1.98)	(0.07)	0.29	(0.32)
Discontinued operations			(0.04)	(0.03)	(0.12)

Net income (loss)	(1.06)	(1.98)	(0.11)	0.26	(0.44)

Net income (loss) per share under U.S. GAAP,
Basic:
Continued operations	(1.06)	(1.98)	(0.07)	0.26	(0.32)
Discontinued operations			(0.08)	(0.08)	(0.12)

Net income (loss)	(1.06)	(1.98)	(0.15)	0.18	(0.44)
Diluted:
Continued operations	(1.06)	(1.98)	(0.07)	0.20	(0.32)
Discontinued operations:			(0.08)	(0.06)	(0.12)

Net income (loss)	(1.06)	(1.98)	(0.15)	0.14	(0.44)

	December 31,
	2002	2001	2000	1999	1998

	U.S. dollars in thousands, except number of shares
Consolidated Balance Sheet Data:
Cash and Cash equivalents	10,354	5,382	14,078	2,934	1,296
Short-term Investments	129	8,340	2,125	5,344	981
Total current assets	14,594	20,208	28,185	15,130	5,264
Working capital	7,592	14,708	21,524	13,476	3,889
Total assets	15,440	27,555	54,416	19,714	9,426
Total current liabilities	7,002	5,500	6,661	1,654	1,375
Total long-term liabilities, net of current maturities	419	380	568	218	133
Share capital	4	4	4	3	2
Capital surplus (including warrants and options)	54,135	54,135	54,133	18,461	10,307
Total shareholders’ equity	8,019	21,675	47,187	17,842	7,918
Balance Sheet Data under U.S. GAAP:
Shareholders’ equity	8,019	21,675	46,897	17,842	7,918

Number of shares outstanding	13,128,466	13,128,466	13,126,466	7,869,392	6,095,347

Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	Year Ended December 31,

	2002	2001	2000

Revenues from sales & services	100	100	100
Cost of sales & services	60.7	45.9	54.2
Gross profit	39.3	54.1	45.8
Research and development expenses, net	37.3	20.6	7.9
Selling, general and administrative expenses	108.4	99.1	42.2
Amortization of goodwill	4.8	19.1	5.8
Impairment of goodwill	77	154.9
Restructuring expenses	38.7	10.2
Operating Loss	(226.9)	(249.8)	(10.1)
Financial income, net	1.7	9.4	6.1
Impairment of investment in Arelnet Ltd.	(4.7)	(30.7)
Loss before taxes on income	(229.9)	(271.1)	(4.1)
Taxes on income	-		(0.7)
Loss after taxes on income	(229.9)	(271.1)	(4.7)
Discontinued operations:
Loss from operations			(5.3)
Gain on dilution of Interest in Arelnet Ltd.			2.7
Net Loss	(229.9)	(271.1)	(7.3)

Overview. We operate in two reportable segments; Segment A and Segment B as follows:

Segment A includes our activities and those of our subsidiary, Arel Communications and Software, Inc. This segment’s activities are focused on designing, producing, marketing, integrating and supporting mainly our e-learning both satellite and terrestrial based IDEAL products on a worldwide basis.

Segment B includes the activities of Arel Learning Solutions Inc. In 2002, this segment was mainly engaged in interactive video data, and network integration services.

For information about our reported segment profit or loss and assets, see notes 14a. and 14b. to our consolidated financial statements, which are included herein as pages F-1 to F-37.

In 1999, our consolidated financial reports included the operations of Arelnet as a different reporting segment. The operations of the Arelnet segment were discontinued in 2000 following the spin-off (see “Item 4. – History and Development of the Company” above), and, therefore, are not presented as a reporting segment in our financial statements.

The Risk Factors “Conditions in Israel affect our operations” and “Our results of operations may be negatively affected by the obligation of our personnel to perform military service” in Item 3. – “Risk Factors – Risks Related to Operations in Israel” are incorporated herein by reference.

Sales and Services. Sales and service revenues consist of (i) new installations of our products and (ii) the expansion, enhancement and upgrade of our products for existing customers.

Sales decreased 37% (or $3,471,000) from $9,412,000 in 2001 to $5,941,000 in 2002. Sales of our IDEAL products in 2002 amounted to $3,685,000 a decrease of 36% compared to $5,721,000 in 2001. The decrease in sales and service revenues mainly resulted from a reduction of orders attributable to the slowdown in the world economy in general and in the communications sector in particular. More specifically it resulted in longer than expected sales cycles as well as an annual budget freeze in the distance learning field.

Revenues from interactive video data, and network integration services amounted to $2,256,000 a decrease of 39% compared to $3,691,000 in 2001. In 2000, we derived revenues from this activity only from August 8, 2000, the date of acquisition of W2COM, LLC. The decrease in revenues from services in this area is a result of reorganization process that took few months and decreased our capability to focus on sales and marketing.

In 2002, 79% of our sales were in the United States compared to over 90% in 2001.  In 2002, we had 3 customers each of which exceeded 10% of our revenues.  In 2001, we had one customer, which exceeded 10% of our revenues.

Cost of Sales and Services. Cost of sales and services consists of (i) materials, (ii) compensation costs, (iii) subcontractors, and (iv) overhead. Cost of sales and services decreased 16.6% (or $717,000) from $4,321,000 in 2001 to $3,604,000 in 2002. Cost of sales in 2002 and 2001 of Segment A were $2,045,000 and $1,571,000, respectively. Cost of sales in 2002 and 2001 of Segment B were $1,559,000 and $2,750,000, respectively. The decrease in cost of sales and services both in general and of Segment B was primarily due to the decrease in sales and services revenues. The increase in cost of sales and services of Segment A in 2002 was primarily due to a change in the product mix (more hardware based product sales in 2002 versus more software based products sales in 2001). Cost of sales and services decreased 47% (or $3,844,000) from $8,165,000 in 2000 to $4,321,000 in 2001. This decrease was primarily due to the decrease in the volume of sales of our products.

Gross Profit. As a result of the decrease in sales and services revenues, gross profit decreased 54.1% (or $2,754,000) from $5,091,000 in 2001 to $2,337,000 in 2002. As a percentage of sales and services, the gross profit decreased from 54.1% in 2001 to 39.3% in 2002. Gross profit of Segment A decreased from $4,150,000 in 2001 to $1,640,000 in 2002. Gross profit of Segment B decreased from $941,000 to $697,0000 in 2002. The decrease in the gross profit is attributed mainly to the product mix changes in 2002 in Segment A and to a lesser extent the general decrease in sales. In 2002, the sales of high gross profit margins software based IDEAL products represented a lower share compared to 2001. Gross profit decreased from $6,913,000 in 2000 to $5,091,000 in 2001, a decrease of 26.3%. As a percentage of sales and services, the gross profit increased from 45.8% in 2000 to 54.1% in 2001. This increase was primarily due to the fact that in 2001 the sales of high gross profit margins software based IDEAL products represented a higher share compared to 2000.

Research and Development Expenses - net. Research and development expenses consist primarily of salaries and related costs of employees engaged in ongoing research and development, subcontractors and, to a lesser extent, costs of materials, depreciation and other expenditures. Research and development gross expenses (before   the participation of the Israeli Office of the Chief Scientist (“OCS”)) decreased 20.9% to $2,218,000 in 2002 from $2,804,000 in 2001. The decrease is mainly due to a reduction of headcount done during 2002 as part of a restructuring plan. Research and development expenses – net (after OCS participation) have increased by 14.1% from $1,943,000 to $2,218,000.  This increase is due to the fact that in 2002 we did not receive participation from the OCS. We have recently received informal confirmation from the OCS that they have approved our research and development program for 2003, which contemplates that we will spend $2,000,000 on research and development. We expect the OCS to fund 50% of our 2003 research and development program. Receipt of OCS funding and the exact amount which will be provided are subject to our receipt of final written confirmation from the OCS.

Research and development expenses – gross, increased 51.7% to $2,804,000 in 2001 from $1,848,000 in 2000 (before OCS participation). This increase in research and development expenses is primarily due to the continued development of our IDEAL products line, including an increase in compensation and costs related to the development of Arel Spotlight. We will continue to invest in research and development in order to maintain leading technology in the marketplace especially in developing a narrowband Internet based interactive distance learning solution, such as Arel Spotlight.  Research and Development expenses in 2001 and 2000, net of OCS participations, which were $861,000 and $652,000 respectively, amounted to $1,943,000 and $1,196,000 respectively.

Selling, General and Administrative Expenses. Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation, sales support, travel and travel-related expenses. General and administrative expenses consist of (i) compensation costs for administration, finance and general management personnel; and (ii) office maintenance and administrative costs. Selling, general and administrative expenses decreased 31% (or $2,884,000) from $9,323,000 in 2001 to $6,439,000 in 2002. This decrease is attributed primarily to the reduction in headcount and selling expenses throughout the company with an emphasis in Arel Learning Solutions. Selling, general and administrative expenses increased by 46.4% (or $2,955,000) from $6,368,000 in 2000 to $9,323,000 in 2001. This is due to the fact that in 2000, our subsidiary, Arel Learning Solutions, was included in the consolidated results from August 2000 only, whereas in 2001, Arel Learning Solutions was included in the consolidated results throughout the entire period.   The increase in our selling, general and administrative expenses in 2001 is also attributed to the costs associated with the sales of Arel Learning Solutions products and services.

Other Operating expenses. In 2002 and 2001, due to our decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and network integration services and the continuing decline in the market, we evaluated the carrying amount of the goodwill resulting from the acquisition of W2COM, LLC. Accordingly and following estimates of discounted future cash flows, we recorded impairment charges in the amounts of $4,575,000 and $14,576,000 respectively. We also recorded amortization of goodwill in 2002 in the amount of $283,000 as compared to $1,795,000 in 2001. As of December 31, 2002, we have no goodwill resulting from the acquisition of W2COM.

Operating (Loss). As a result of the foregoing, in 2002, we had an operating loss of $6,320,000 (excluding amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment of $7,159,000). Including amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment, we had an operating loss of $13,479,000 in 2002. In 2001, we had an operating loss of $6,175,000 (excluding amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment of $17,332,000). Including amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment, we had an operating loss of $23,507,000 in 2001. In 2000, we had an operating loss of $1,529,000.

Restructuring expenses.  The consolidated statements of operations for the years ended December 31, 2002 and 2001, include restructuring expenses resulting from several restructuring programs to reduce operating expenses due to the dramatic and continuing slowdown in the economy in general, the telecommunication sector in particular and our decision to refocus our strategy in delivering conferencing and training solutions via terrestrial networks with a primary focus on synchronous video/audio/data in narrowband bandwidths. These programs resulted in reorganizing our R&D department, sales and marketing departments worldwide as well as closing certain offices of Arel Learning Solutions Inc. in the United States and to further down the activities related with interactive video data, and network integration services. As part of the 2001 programs, we recorded restructuring expenses amounting to $961,000 in respect of closure of certain offices ($518,000) and termination of employment of 18 employees ($443,000). Through December 31, 2002, all amounts related to this program have been paid. As part of the 2002 programs, we recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. The amounts include: termination of employment of 12 employees at a total cost of $1,007,000 and downsizing and closing of facilities amounting to $544,000. In addition, as a result of the restructuring, we recorded $750,000 as non-cash impairment of property and equipment, in respect of leasehold improvements, office furniture and equipment and computer equipment. At December 31, 2002, $852,000 of the amounts related to this program were not paid yet and are scheduled to be disbursed during 2003.

Financial Income - net. Financial income consists of interest derived on short-term bank deposits, gain (loss) from the change in market value of securities that we hold and expenses with respect to bank commissions. Financial income decreased in 2002 to $102,000 from $883,000 in 2001.  Financial income decreased in 2001 to $883,000 from $914,000 in 2000. The decrease in 2002 is primarily due to a decrease of interest rate for short and long terms deposits.

Impairment of investment in Arelnet. In 2002, we recorded an expense for the impairment in the value of our remaining investment in Arelnet shares in the amount of $279,000 according to the fair value of the Arelnet shares on the Tel-Aviv Stock Exchange on December 31, 2002. In 2001, we recorded an expense for the impairment in the value of our, then, remaining investment in Arelnet shares in the amount of $2,890,000 in 2001

Net Loss. In 2002, we had a loss of $13,656,000 as compared to loss of $25,514,000 in 2001. In 2000, we had a net loss of $716,000 from continuing operations calculated after taxes on income (in the amount of $101,000) and before loss from discontinued operations in the amount of $390,000.

Liquidity and Capital Resources

At December 31, 2002 and 2001, we had cash and cash equivalents of $10,354,000 and  $5,382,000 respectively, and marketable securities and short term bank deposits valued at $129,000 and $8,340,000 respectively, which we believe can be readily sold to obtain additional cash as needed. All debt obligations are on our balance sheet.  We have no off-balance sheet debt obligations.

At December 31, 2002, we had working capital of $7,592,000 and current ratio (current assets to current liabilities) of 2.08:1. Since our inception, our operations have been funded through capital contributions, bank loans, private investments, research and development grants and cash flow from operations. In 2000, we raised approximately $13,235,000 net of share issuance expenses from a private placement to Soros Fund Management L.L.C. and Keppel Communications Pte. Ltd. in April 2000, as well as due to options exercised by our employees and other shareholders.

The balance of our NIS monetary assets and monetary liabilities as of December 31, 2002, was $395,000 and $3,040,000, respectively. A portion of our salary expenses is NIS linked. We strive to limit our exposure to currency fluctuations through “natural” hedging, i.e., attempting to have similar levels of assets and liabilities in NIS, to the extent possible. We do not use any derivatives for hedging purposes.

In 2002, net cash used in our operating activities amounted to $3,260,000 as compared to net cash used in operating activities of $1,446,000 in 2001. Accounts receivable decreased $1,278,000 from $4,221,000 in 2001 to $2,943,000 in 2002.

Inventories were reduced in 2002 by $1,097,000 from $2,265,000 in 2001 to 1,168,000 in 2002. The decrease in inventory is mainly due to a decrease in our purchases. Net cash provided by our investing activities was $8,238,000 in 2002 compared to net cash usage of $7,246,000 in 2001 for the following reasons:

•	We released in 2002, $8,172,000 to be used in operating activities compared with the investment in short-term bank deposits in the amount of approximately $6,523,000 in 2001.

•	We invested in plant and equipment in the amount of approximately $174,000 in 2002 and $259,000 in 2001.

•	We invested, in 2001, $911,000 in Arelnet.

Net cash used in financing activities in 2002 and 2001 was $6,000 and $4,000 respectively.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products.  We believe that our current assets, together with anticipated cash generated from operations, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months following the date of this annual report.  Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements we may sell additional equity or debt securities or seek to obtain a credit facility.

Our principal commitments consist of outstanding operating leases for our company’s offices and facilities. The lease agreements expire at various dates in 2004. Some of the lease agreements have renewal options. Annual minimum future rental payments due by us and our subsidiaries are approximately as follows:

	2003	2004
Lease Obligations with regard to offices and facilities (U.S. dollars in thousands)*	220	130

* See also note 8b. to our consolidated financial statements, which are included herein as pages F-1 to F-37.

We are also committed to pay royalties to the Government of Israel in respect to marketing expenses in which the Government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. In the case of no increase in export sales, we are not obligated to pay any such royalties to the Government. The maximum contingent liability in respect of royalties to the Government at December 31, 2002 is approximately $364,000.

Research and Development, Patents and Licenses, etc.

We invest a significant amount of our resources on our internal research and development operations. We believe that continued and timely development of new products and enhancements to existing products are necessary to compete effectively. We devote a significant portion of our resources (i) to developing new products to better compete in a rapidly evolving market, (ii) to sustaining and upgrading existing products by improving serviceability and adding new capabilities and features, (iii) to decreasing the cost of owning and operating such products, and (iv) to maintaining close relationships with our customers to identify their product needs.

In 2000, 2001, and 2002, we applied for grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Under the terms of these grants, a royalty of 3-5% of the net sales of products developed from a project funded by the Office of the Chief Scientist must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100-150% of the dollar value of the grant is repaid. The grants are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the Office of the Chief Scientist. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

A recent amendment to the Research and Development Law has moderated the restriction on the transfer of funded technology and provides that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding. The amended law also adds criteria which applicants must satisfy in order to obtain Office of the Chief Scientist funding. For further details see Item 10, “Additional Information - Taxation” below.

The Office of the Chief Scientist (the “OCS”) has approved our plan for the period from June 1999 till May 2000 for approximately $1,031,000. According to the approval $309,000 representing 30% were to be provided by the OCS, of which, as of May 31, 2003, we received $269,000 after submission of the final completion certificate. The OCS has approved our plan for the period from June 2000 till May 2001 for approximately $1,686,000. According to the approval $843,000 representing 50% were to be provided by the OCS, of which, as of May 31, 2003, we received $642, 000 after submission of the final completion certificate.  The OCS has approved our plan for the period from June 2001 till December 2001 for approximately $916,000. According to the approval $458,000 representing 50% were to be provided by the OCS, of which, as of May 31, 2003, we received $413,000, after submission of the final completion certificate. As of May 31 2003 we do not expect to receive additional funds from the OCS for the above plans.  The OCS has not approved our application for 2002. We have recently received informal confirmation from the OCS that they have approved our research and development program for 2003, which contemplates that we will spend $2,000,000 on research and development. We expect the OCS to fund 50% of our 2003 research and development program. Receipt of OCS funding and the exact amount, which will be provided, are subject to our receipt of final written confirmation from the OCS.

Under the terms of the OCS grants, we must pay royalties, usually at rates between 3-5% of the sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which accrue annually based on the LIBOR rate published on the first day of each year. In 2002, we paid $37,000 in royalty payments to the Government of Israel. In 2000, we paid $265,000 in royalty payments to the Government of Israel of which $34,000 was credited towards royalty payments, which were to be made in 2001.  As of May 31, 2003, the maximum amount of the contingent liability in respect of royalties to the Government amount to approximately $ 1,366,000.

As of May 31, 2002, our research and development staff consisted of 24 employees, all of whom are located in Israel and most of who hold advanced technical degrees.  Our research and development staff engages in developing interactive distance learning software for satellite and Internet delivery.  In 1999, our gross research and development expenditures were approximately $1,081,000 in 2000, they were approximately $1,848,000 in 2001, they were approximately $2,804,000 and in 2002, they were $2,218,000.  We expect to continue to commit substantial resources to research and development in the future.

Trend Information

As a result of the tragic terrorist attacks in the U.S. on September 11, 2001, there has been a growing demand for systems that enable virtual meetings, and on-line group collaboration work as people have reduced the amount of flying that they do.  This trend has led to what is known as corporate communication and collaboration. In line with our competitive advantage in the e-learning and conferencing field, we focus on media-rich based, video-enabled, live and interactive e-learning and conferencing systems with all the collaboration functionality required by the corporate communication market.

An additional trend is the negative effect of the worldwide economic slowdown, which has also been influenced by the September 11, 2001 terrorist attacks in the U.S., on both technology-based companies and customers and potential customers and business partners of ours. This has led to postponements of orders and in the execution of projects which has resulted in greater fluctuations in our period to period results. Despite the continued dynamism of the e-learning industry and the resulting business opportunities, which in part, are a result of the worldwide economic slowdown and the September 11, 2001 terrorist attacks, the e-learning market is delicate and more tenuous than in the past and has witnessed an increase in the frequency of positive and negative cycles.

As bandwidth expands, the e-Learning and conferencing industries are shifting from using a dedicated infrastructure (usually satellite for course delivery and H323-based for conference delivery) to terrestrial converged networks.  The majority of our sales in 2002 were in through dedicated infrastructure delivery. We foresee that as we progress we will sell more in the e-learning/training terrestrial and conferencing segment of the market.  However, with the goal of remaining the leader as a provider of across-the-board hybrid training and conferencing solutions, we continue to position ourselves in the media-rich, live and on-demand interactive e-learning delivery and synchronized conferencing and collaboration platform domain, by concentrating in both dedicated and converged (public internet, VPNs and intranet) networks. Through the Arel Integrated Conferencing Platform suite of products, with their distributed database and synchronization with our delivery and conferencing applications, we are unique in that we offer all of the modules required for successful e-learning solutions on a single platform, including administration, registration, scheduling, content authoring, post-session analysis and reporting.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

As of June 1, 2003, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company
Izhak Gross	56	Chairman of the Board
Shimon Klier	65	Director
Mitchell E. Jones	40	Director
Shlomo Shalev	39	Director
Leslie S. Banwart	54	Director
Asher Schapiro	71	Director
Rimon Ben Shaoul*	58	Director
Amos Sapir	64	Outside Director
Ms. Ephrat Bronfeld**	56	Outside Director
Philippe Szwarc	39	Chief Executive Officer
Zvi Klier	37	President
Danny Yelin	39	Chief Financial Officer
Moshe Ben Yishai	44	President of Arel Communications and Software, Inc.

*	Mr. Rimon Ben-Shaul serves as an alternate director for Mr. Ron Harel.
**

The Board of Directors of the Company has nominated Ms. Efrat Bronfeld for election at the Annual Shareholders Meeting to be held on July 16, 2003, as an outside director. Ms. Bronfeld has advised us that she will serve as an outside director if elected.

Izhak Gross has served as a director since 1988 and as our chief executive officer from 1988 until May 2002. He has been chairman of our board of directors since 1997 and served as our president from 1988 to 1997. He is also a director of Arelnet Ltd. Prior to 1988, Mr. Gross served as a managing director of Arel Computers and Software (1982) Ltd., a company which was then controlled by Argaman Industries Ltd. Mr. Gross received a Bachelor of Science degree in Physics from the Technion, Israel Institute of Technology.

Shimon Klier has served as a member of the board of directors since 1988 and was chairman through 1996. Zvi Klier is an alternate director for Shimon Klier. Since 1996, he has been chief executive officer and chairman of the board of directors of Imarad Imaging System Ltd. Mr. Klier is the founder of Arel Energy Ltd., developers of solar energy systems, and has been its chairman of the board and president since 1982. From 1972 until 1989, Mr. Klier served as a managing director of Argaman Industries Ltd. and Chairman of its Technology Division. Mr. Klier received a Bachelor of Science degree in Industrial Engineering from the Technion, Israel Institute of Technology.

Shlomo Shalev has been a director of our company since January 2002. Mr. Shalev has served as a vice president of Ampal (Israel) Ltd., a subsidiary of Ampal-American Israel Corporation whose shares are traded on NASDAQ since 1997. From 1994-1997, Mr. Shalev served as Israel’s vice counsel for economic affairs in San Francisco, California. From 1993-1994, he served as an economic advisor to the general manager of Israel’s Ministry of Industry and Trade. Mr. Shalev also serves as a member of the board of directors of numerous Israeli companies. Mr. Shalev holds a Masters of Business Administration degree from the University of San Francisco and a Bachelor of Arts degree in Economics from Ben-Gurion University.

Mitchell E. Jones joined us in August 2000 with our acquisition of W2COM and served as chief executive officer and president of Arel Learning Solutions until September 2001. Mr. Jones has served on our board of directors since June 2001. In 1988, Mr. Jones founded Space Asset Management Inc. and managed it until 1994 when he founded NCKID (North Central Kentucky Industrial Development).  In 1995, Mr. Jones founded W2COM, LLC and served as its chief executive officer until our acquisition of W2COM, LLC in August 2000.  Mr. Jones received a Bachelor of Science degree in Aeronautical Engineering from Embry-Riddle University.

Leslie Banwart has been a director of our company since January 2002. Since 1996 Mr. Banwart has served as the President of CYMI, Ltd., a family office located in Dayton, Ohio, which provides various services to the family as well as the family’s foundation. In such capacity, one of Mr. Banwart’s many responsibilities is to ensure that strategic planning objectives are being properly implemented.  Prior to joining CYMI, Mr. Banwart was a partner with Arthur Andersen, LLC, where he served for 25 years.  Mr. Banwart holds a Bachelors of Science degree in Accounting from Ferris State University in Big Rapids, Michigan.

Asher Schapiro has been a director of our company since January 2002.  In 1985, Mr. Schapiro founded a US based computerized marketing company and, since its formation, serves as its chairman of the board.  Mr. Schapiro serves on the board of several Israeli high-tech companies, including Arelnet, Imagine and First Access.  Since 1998, Mr. Schapiro serves as a senior consultant to Keppel T&T, a Singapore based company in the telecommunications arena that has invested in Israeli companies.

Rimon Ben Shaoul has been a director of our Company since November 27, 2002. Since February 2001, Mr. Shaoul served as co-chairman, president and chief executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997, Mr. Shaoul served as the president and chief executive officer of Clal Industries and Investments Ltd., one of Israel’s largest holding companies primarily investing in the industrial and high-tech sectors. Mr. Shaoul also served as a member of the board of directors of Clal (Israel) Ltd. and of various subsidiaries thereof. Between the years 1985 and June 1997, Mr. Shaoul served as the president and chief executive officer and a member of the board of directors of Clal Insurance Company Ltd., and as the chairman or member of the board of directors of various subsidiaries thereof. Mr. Shaoul holds a Bachelor of Arts degree in Economics and a Master of Business Administration both from Tel-Aviv University.

Amos Sapir has served as an outside director of our company since June 2001.  Since 1997, Mr. Sapir has held several positions.  He served as chairman of Maalot (the Israel Securities Rating Company Ltd.), a board member of various private and public companies, chairman of a kibbutz and an economic and business consultant. From 1980 to 1997, he held several management positions at Clal (Israel) Ltd. Mr. Sapir has a Bachelor of Arts degree in Economics and International Relations from the Hebrew University of Jerusalem, a Masters in Business Administration and a PhD from Columbia University, New York.

Ms. Ephrat Bronfeld is to be nominated as an Outside Director for the Company in the upcoming Annual Shareholders Meeting to be held on July 16, 2003. From 1996 until 2002, Ms. Bronfeld served as chief executive officer of Tahal, a subsidiary of Tahal Consulting Engineers Ltd. From 1994-1996, Ms. Bronfeld served as an assistant to the Vice President of business development of Housing and Construction Holding Co. Ltd. Between 1988 and 1993, Ms. Bronfeld served as the Chief Economist of Koor Industries Ltd. Prior to joining Koor, Ms. Bronfeld served as an executive for Negev Phosphates Ltd. for 8 years. Between 1976 to 1978, she served as an officer in the Israeli Ministry of Finance. Ms. Bronfeld holds a Bachelors of Arts degree in Economics and French and a Masters of Arts degree in Economics, both from the Hebrew University of Jerusalem.

Zvi Klier has served us in different roles since 1991. He served as the General Manager of the IDEAL division since January 1996 and is currently our president. Prior to that, he was the product manager of IDEAL since its initiation in 1993 and was responsible for several engineering and development tasks at Arel.  Mr. Klier has a Bachelor of Science degree in Electrical Engineering from the Technion, Israel Institute of Technology and a Masters in Business Administration from INSEAD, France. Zvi Klier is Shimon Klier’s son.

Philippe Szwarc was appointed as our chief executive officer in May 2002.  Mr. Szwarc joins Arel with over ten years of experience in the networking and telecommunications industries, during which time he held several senior executive positions.  In these capacities, Mr. Szwarc consistently developed companies toward high revenue growth and profitability and identified new market opportunities.  Between 1995 and 2001, Mr. Szwarc served in various positions with MRV Communications, a world leader in optical components and networking whose shares are traded on the NASDAQ.  While at MRV, Mr. Szwarc served as chief executive officer of Nbase Communications from 1995 to 1997, and chief executive officer of iTouch Communications from 1998 to 2000.  Mr. Szwarc holds a Masters in Business Administration degree from INSEAD, the European Institute of Business Administration, and a Bachelor of Science degree in Computer Science from the Technion, Israel Institute of Technology.

Danny Yelin was appointed as our Chief Financial officer in July 2002. Mr. Yelin joins Arel with over 10 years of experience with publicly and privately held companies in the telecommunication and software industry, in which he held senior Financial and Operating positions. Between 1995 and 1998, Mr. Yelin served in various positions in MRV Communications (MRVC), first as the CFO and VP Operations in Nbase Communications, an MRVC wholly owned subsidiary, and later as the Corporate Controller for the entire group. From 1998 to 2000, Mr. Yelin served as the CFO/COO of Worldsite.com, an Internet Business Development company in Los Angeles. From 2000 to 2002 Mr. Yelin served as the Senior VP of Operations for Sphera Corp, a Boston based software company.  Mr. Yelin holds a Masters degree in Business Administration from INSEAD, the European Institute of Business Administration, and a Bachelor of Science degree in Industrial Engineering from the Technion, Israel Institute of Technology.

Moshe Ben Yishai serves as President of Arel Communications and Software Inc. He joined Arel in 1996 as Executive Vice President of Marketing & Sales. In 1998, he took on his current responsibilities, spearheading the marketing and distribution of our IDEAL system in the U.S. and Canada. Prior to joining Arel, he served in various positions over a 10-year period with Orbit Advanced Technologies, Netanya, Israel. He has a Bachelor of Science degree in Mechanical Engineering from Fairleigh Dickinson University and an Masters in Business Administration from New York University.

Compensation of Officers and Directors

The aggregate direct remuneration paid to, or reserved for, all persons as a group who served in the capacity of director or executive officer during the year ending December 31, 2002, was approximately $1,114,000. This includes $191,000 set aside for or accrued to provide pension, retirement or similar benefits as well as amounts we expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Israel.

In February 1994, we entered into a three-year employment agreement with Mr. Gross. Although the term of this agreement was not been formally extended, the parties acted according to its terms.  In May 2002, we entered into an agreement with Mr. Izhak Gross, pursuant to which he ceased serving as our Chief Executive Officer but will serve as Active Chairman of our board of directors.  Mr. Gross is one of our founders who served as our Chief Executive Officer since 1988 and as Chairman of our board of directors since 1997. For a further description of the agreement see Item 7.  “Related Party Transactions” below.

Board Practices

Our articles of association provide for a board of directors of not less than two and not more than eight members, unless determined otherwise by a general meeting of our shareholders.  All directors are elected to serve until their successors are elected at the next annual general meeting of shareholders. Officers are appointed by and serve at the pleasure of the board of directors.

Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israel Companies Law, there shall not be appointed as a substitute director, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment.

The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors that is authorized to exercise a function of the board must include at least one outside director, while the company’s audit committee must include all of its outside directors.

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.  Mr. Sapir was elected by our shareholders to serve as an outside director in June 2001 at our Extraordinary General Meeting of Shareholders. At the same meeting, another outsider director was elected. Such person has since resigned from his position.

The Board of Directors of the Company has nominated Ms. Efrat Bronfeld for election at the Annual Shareholders Meeting to be held on July 16, 2003, as an outside director to serve for a period of three years and until her respective successor is duly elected, and has qualified. Ms. Bronfeld has advised us that she will serve as an outside director if elected.

In addition, pursuant to the listing requirements of the NASDAQ Small Cap Market, we are required to have at least two independent directors on our board of directors.

The Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including all of the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

The listing requirements of the NASDAQ Small Cap Market and, as mentioned, the Israel Companies Law, require the establishment of an audit committee.  Currently, Messrs. Ben-Shaoul and Sapir serve as the members of our audit committee. Following the election of Ms. Ephrat Bronfeld as an additional outside director by our shareholders, she will be added as the third member of our audit committee.

Under the Companies Law, the board of directors of public companies must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be the company’s independent accountant or its representative.

Employees

The following table sets forth for the specified periods, the number of our employees engaged in the specified activities, by geographic location.

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Research and Development Arel Communications and Software, Ltd.	25	34	33
Installation and Technical Support Arel Communications and Software, Ltd. Arel Communications and Software, Inc.	2 3	1 3	1 3
Marketing Arel Communications and Software, Ltd. Arel Communications and Software, Inc. Arel Learning Solutions, Inc.	1 5 4	3 8 21	7 6 21
Management and Administration Arel Communications and Software, Ltd. Arel Learning Solutions, Inc.	4 2	8 8	11 10
Total	51	86	92

For the last three fiscal years, we did not employ a significant number of temporary employees and neither did any of our subsidiaries.  Most of our employees have signed non-disclosure agreements covering all of our proprietary information that they might possess or to which they have access. We believe that we have satisfactory labor relations with our employees and we have never experienced a work stoppage.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers’ Insurance described below. The payments to Managers’ Insurance on account of severance pay amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.6% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Though not legally required, we contribute funds on behalf of most of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his/her salary and we, the employer, contribute between 13.3% and 15.8% of his/her salary.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future. Competition for such personnel is intense. There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and the failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Share Ownership

Except as set forth below, none of the named directors or employees own shares and/or options amounting to 1% or more of our outstanding ordinary shares. Shimon Klier beneficially owns 42,619 ordinary shares, which is 0.3% of our share capital.  Zvi Klier beneficially owns 217,300 ordinary shares and options to purchase 240,000 ordinary shares, which is 3.48% of our share capital.  The weighted average exercise price of Zvi Klier’s options is $2.572 per share, of which 90,000 expire on July 30, 2005 and 150,000 March 31, 2006. Our chief executive officer, Philippe Szwarc was granted options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. These options can be exercised in four tranches: 100,000 of such options may be exercised as of each of May 1st of 2003, and 2004; and 150,000 of such options may be exercised as of each of May 1st, 2005 and 2006.  Information regarding the shares owned by Izhak Gross and Mitchell Jones is incorporated by reference to Item 7. “Major Shareholders.”

Employee Share Option Plans

We maintain the following share option plans for our and our subsidiaries’ employees, directors and consultants.  In addition to the discussion below, please see note 9 to our consolidated financial statements, which are included in this Annual Report on Form 20-F for the year ended December 31, 2002.

On January 2, 1994, our board of directors adopted a share option plan (the “First Share Option Plan”), pursuant to which 300,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants.  The First Share Option Plan is administered by the board of directors, which designates the optionees and dates of grant.  Through May 31, 2003, 39,210 options were outstanding having a weighted average exercise price of $2.03 per share. These options are non-assignable except pursuant to the laws of descent.  The options are generally exercisable over a period ranging from three to four years after the date of grant.  The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. On November 30, 1995, our board of directors adopted an additional share option plan (the “Second Share Option Plan”), pursuant to which an additional 300,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants. Through May 31, 2003, 42,651of such options were outstanding at exercise prices ranging from $1.11 to $1.88.  The terms of the Second Option Plan are identical to those of the First Option Plan, except that the options are to be issued at exercises prices equal to the fair market value of our shares on the date of grant. On November 4, 1998, our board of directors adopted an additional share option plan (the “Third Share Option Plan”), pursuant to which an additional 400,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants. Through May 31, 2003, 190,000 of such options were outstanding at exercise prices ranging from $2.33 to $8.77.  The terms of the Third Option Plan are identical to those of the First and Second Option Plans, except that the options are to be issued at exercises prices equal to the fair market value of our shares on the date of grant. On August 2, 2000, our board of directors adopted an additional share option plan (the “Fourth Share Option Plan”), pursuant to which an additional 1,125,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants.  Through May 31, 2003, 688,500 of such options were outstanding at exercise prices ranging from $0.60 to $2.63.  The terms of the Fourth Option Plan are identical to those of the First, Second and Third Option Plans, except that the options are to be issued at exercises prices determined by the share option committee on the date of grant.

As of June 1, 2003, options to purchase 567,500 shares previously granted by Arel to employees under the above plans were forfeited as result of discontinuation of such employees’ employment. Such shares are thus available for distribution under the new 2003 option plan which we propose to adopt.

As of May 31, 2003, 960,361 of the options that we have issued to our employees and executive officers were outstanding. The weighted average exercise price is $1.93 per share 527,911 of these options were exercisable at May 31, 2003.

In the course of June 2003, the Company has engaged in finalizing and adopting a new share option plan in order for its Israeli employees to be eligible for certain tax benefits for options granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 as amended from time to time and, most recently, by the Law Amending the Income Tax Ordinance (Number 132) 2002 (as amended) and the rules promulgated thereunder (“102 Option Plan - 2003”), which came into force on January 1, 2003 as part of the recent tax reform in Israel . We intend to terminate the previous option plans and consolidate the unallocated shares available thereunder together with the shares available as result of forfeiture by departing employees and reserve them for issuance under the 102 Option Plan – 2003. We will have 515,885 options available for grant under the 102 Option Plan – 2003.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

The following table and notes thereto set forth certain information as of June 1, 2003, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by (i) each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares and (ii) all current directors, the nominees and executive officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number	Percent
Izhak Gross 3 Hayarden Street Yavne 70600, Israel	992,619(2)	7.48%
Polar Communications Ltd. 21 Ha’arba’a Street Tel Aviv 64739, Israel	2,453,271	18.69%
Clayton L Mathile TTEE 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,076,458(3)	8.20%
W2COM, LLC 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,053,994	8.03%
Mitchell E. Jones 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	1,263,150(4)	9.53%
All officers and directors as a group (4 persons)	3,555,688(5) (6)	25.88%

(1)

The table above includes the number of shares underlying options that are exercisable within 60 days of May 1, 2003. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person.  To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2)	Includes options to purchase 150,000 ordinary shares at an exercise price of $3.16 per share expiring on June 1, 2004.

(3)

According to a Schedule 13D (amended), dated February 13, 2003, filed by Clayton A. Mathile, Mr. Mathile is the beneficial owner of 1,981,998 shares of which he has sole voting and dispositive power over 1,705,276 shares and shared voting and dispositive power over 276,722 shares.

(4)

Includes 120,000 options at an exercise price of $11. According to a Schedule 13G, dated April 7, 2003, filed by Mitchell E. Jones, Mr. Jones is the beneficial owner of 1,816,281 shares of which he has sole voting and dispositive power over 1,539,559 shares and shared voting and dispositive power over 276,722 shares.

(5)

Includes 42,619 shares held by Mr. Shimon Klier, one of our directors, 217,300 shares held by Mr. Zvika Klier, one of our officers who is Mr. Shimon Klier’s son and 700,000 shares held by relatives of Mr. Shimon Klier. (6) Also includes options to purchase 610,000 ordinary shares at exercise prices ranging from $0.9 to $8.771 per share.

As of June 9, 2003, there were approximately 90 record holders of ordinary shares, including approximately 72 record holders in the United States (who held approximately 28% of our outstanding ordinary shares).

Related Party Transactions

Acquisition of W2COM, LLC -On August 8, 2000, we acquired substantially all of the assets and business activities of W2COM, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares.  On August 8, 2000, we deposited 1,049,999 ordinary shares with National City Bank, to secure W2Com’s indemnification and post closing obligations to us. On June 4, 2002, we commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2COM, LLC), M.E. Jones Inc., CYMI Ltd., Mitchell E. Jones and certain other named parties seeking various remedies, including the return to us of the 1,049,999 ordinary shares held in escrow. On June 12, 2002, M.E. Jones Sub, Ltd., M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against us, Arel Learning Solutions, Inc., Mr. Izhak Gross and the escrow agent, in which they seek various remedies in relation to the 1,049,999 ordinary shares held in escrow. The parties are currently in advanced settlement negotiations to resolve these disputes.

Mitchell E. Jones Employment Agreement - In May 2001, Arel Learning Solutions entered into a three-year employment agreement with Mitchell E. Jones to serve as its president and chief executive officer.  Mr. Jones began serving in this role in August 2000 and was paid in accordance with the agreement since that time.  Mr. Jones received an annual salary of $240,000 in addition to employee benefits customary in Israel.  Mr. Jones was also granted options to buy 120,000 ordinary shares at $11.00 per share. In September 2001, Mr. Jones left Arel Learning Solutions. Pursuant to the terms of a separation agreement reached with Mr. Jones, Mr. Jones continued to receive his monthly salary and other benefits through September 22, 2002. In addition, all of the options granted to Mr. Jones to purchase 120,000 of our ordinary shares at $11.00 per share vested.

Arelnet’s Rights Offering - In May 2001, we participated in Arelnet’s rights offering and purchased 76.958 units under Arelnet’s prospectus dated May 30, 2001.  Each unit is comprised of 45 ordinary shares of Arelnet and 20 options for which we paid 3,463,110 NIS (approximately $866,000 at such time). In addition, in September 2001, we acquired 600,978 shares of Arelnet from Leader Tec Ltd. for approximately $82,000. Our participation in the rights offering was approved by our audit committee and our board of directors.

Agreement with Mr. Izhak Gross  - In May 2002, we entered into an agreement with Mr. Izhak Gross, whereunder he ceased serving as our Chief Executive Officer.  Mr. Gross is one of our founders who served as our Chief Executive Officer since 1988 and as Chairman of our board of directors since 1997. Pursuant to the agreement, Mr. Gross agreed to conclude his service as our chief executive officer and serve as the active chairman of our board of directors until such time that he or the board of directors determines.  While serving as active chairman, he will continue to receive his monthly salary of $12,500 and other benefits customary in Israel.  In the event of the termination of Mr. Gross’ service as active chairman, he will be entitled to his salary and other benefits for the six-month period thereafter, including payment of $520 for every accrued but unused vacation day.  As of the date of the agreement, Mr. Gross had 163 accrued yet unused vacation days.  Additionally, the exercise period of previously granted options to purchase 150,000 of our ordinary shares at an exercise price of $3.16 per share has been extended until May 31, 2004.

Employment Agreement with our Chief Executive Officer - In May 2002, through our subsidiary Arel Communications and Software Inc., we entered into a one-year agreement with Mr. Philippe Szwarc to serve as our chief executive officer. Additionally, Mr. Szwarc agreed to serve, without additional compensation, in one or more executive positions of any of our affiliates or subsidiaries.  The agreement will be automatically renewed for additional one-year periods, unless earlier terminated by either of the parties. Mr. Szwarc receives an annual gross salary of $ 150,000 and other customary benefits. Mr. Szwarc will also be eligible to receive an annual performance-based bonus of $100,000. On May 1, 2002, we granted Mr. Szwarc options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. These options can be exercised in four tranches: 100,000 of such options may be exercised as of each of May 1st of 2003, and 2004; and 150,000 of such options may be exercised as of each of May 1st, 2005 and 2006.

Employment Agreement with our Chief Financial Officer In July 15, 2002, we entered into an employment agreement with Mr. Daniel Yelin to serve as our chief financial officer. The term of the agreement will continue, unless earlier terminated by either of the parties. We agreed to pay Mr. Yelin a monthly gross salary of approximately $8,200.Mr. Yelin will also be eligible to receive an annual performance-based bonus of $32,000. On July 15, 2002, we granted Mr. Yelin options to purchase 125,000 of our ordinary shares at an exercise price of $0.6 per share. These options can be exercised in four tranches: 25,000 of such options may be exercised as of July 15, 2003; 30,000 of such options may be exercised as of July 15, 2004; and 35,000 of such options may be exercised as of each of July 15, of 2005 and 2006.

ITEM 8.	FINANCIAL INFORMATION.

Consolidated Statements and other Financial Information

Our consolidated financial statements and other financial information are included herein as pages F-1 to F-37.

Legal Proceedings

On May 13, 2001, Mr. Tzvi Chava filed a complaint against Arel Communications and Software Ltd. in the Labour Court of Tel Aviv.  Mr. Chava is a shareholder and director of two companies, which rendered consulting services to our company between June 1995 and June 2000. Mr. Chava claims he was an employee of our company until his dismissal in June 2000 and is claiming an accrued bonus payment and certain severance benefits in the amount of 699,993 NIS (approximately $144,328). In September 2001, court referred mediation proceedings commenced. In 2002, the claim was resolved in a mediation court. Subsequent to the court’s decision, the Company paid Mr. Chava the sum of $67,350.

See Item 7. “Major Shareholders and Related Party Transactions - Acquisition of W2COM, LLC “ for information concerning litigation with W2COM.

Other than the above proceedings, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

Dividend Distributions

We do not intend to pay cash dividends on our ordinary shares in the foreseeable future.  Our current policy is to retain earnings for use in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed (including the corporate tax thereon) at the rate of up to 25%.  See note 10 to our consolidated financial statements attached hereto as pages F-1 to F-37, which is incorporated herein by reference.  An Israeli company may only pay cash dividends out of retained earnings as calculated under Israeli law.

Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

Market and Share Price History

Our ordinary shares had been quoted on the NASDAQ National Market, under the symbol ARLC, since December 1994. Effective September 3, 2002, our ordinary shares were delisted from NASDAQ National and are currently traded on the NASDAQ Small Cap Market. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of our ordinary shares, as reported by the NASDAQ National Market and the NASDAQ Small Cap Market (after the shares were delisted), during the indicated fiscal periods as reported by such exchange:

Period	High	Low
May 2003	$0.75*	$0.3*
April 2003	$1.02*	$0.24*
March 2003	$0.32*	$0.21*
February 2003	$0.31*	$0.25*
January 2003	$0.33*	$0.25*
December 2002	$0.29*	$0.15*
Fourth quarter 2002	$0.33*	$0.13*
Third quarter 2002	$0.59	$0.25
Second quarter 2002	$0.97	$0.48
First quarter 2002	$1.15	$0.77
Fourth quarter 2001	$1.25	$0.50
Third quarter 2001	$1.80	$0.80
Second quarter 2001	$2.15	$1.60
First quarter 2001	$4.00	$1.41
2002	$1.15	$0.13
2001	$4.00	$0.50
2000	$23.94	$2.63
1999	$11.50	$5.25
1998	$5.13	$2.00

* From September 3, 2002 -- as quoted on the NASDAQ Small Cap.

Please see the discussion under the heading “Risk Factors Relating to our Ordinary Shares” under “Risk Factors” in Item 3 above regarding the possible effects resulting from the delisting of our shares from the NASDAQ National Market.

ITEM 10.	ADDITIONAL INFORMATION.

Memorandum and Articles of Association

Articles of Association

In February 2000, the Company’s Ordinance (New Version) -1983 was replaced by the Companies Law.  Since our articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Companies Law changes or amends provisions of the Companies Ordinance, and as such, our articles become inconsistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our articles refer to a section of the Companies Ordinance that has been replaced by the Companies Law, the articles shall be understood to be referring to the relevant section of the Companies Law.

Our objectives as stated in our Memorandum of Association are to engage in any legal activity.

Currently we have one class of outstanding securities, our ordinary shares, par value NIS 0.001 per share. No preferred shares are currently authorized.

Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation in the distribution of property after satisfaction of liabilities to creditors. In the event of our winding-up, the shares that we issued to W2COM will be senior in liquidation to all of our other issued and outstanding ordinary shares, up to the amount of $9.3 million (the “Liquidation Preference Amount”).  This liquidation preference will terminate at such time that a registration statement for shares received, as consideration for the purchase of W2COM is declared effective by the Securities and Exchange Commission.  Prior to any termination of this liquidation preference, each sale of W2COM shares to a third party (or its assigns and successors in interest) will reduce the Liquidation Preference Amount by an amount equal to the dollar amount for which the holder of the shares sold such shares to a third party. Our articles may be amended by a resolution carried at a general meeting by 75% of those whose vote is required. Shareholders’ rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed.  No business may be commenced until a quorum of two or more shareholders are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors.

Pursuant to the Israel Companies Law, resolutions regarding the following matters must be passed at a general meeting of the shareholders:

•	amendments to our articles;
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of interested party acts and transactions requiring general meeting approval as provided in Sections 255 and 268 to 275 of the Israel Companies Law;
•	increase or reduction of our authorized share capital and alterations of our share capital;
•	a merger as provided in Section 320(2) of the Israel Companies Law;
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(2) of the Israel Companies Law.

Our articles provide that the function of the annual general meeting of shareholders will be to deliberate with respect to the following matters:

•	the profit and loss statements;
•	the balance sheets;
•	the ordinary reports and accounts of the directors and auditors;
•	to declare dividends;
•	to appoint auditors and to fix their salaries;
•	to choose directors except insofar as the right to appoint or elect directors is reserved to the owners of a certain amount of a class of shares.

A special meeting of our shareholders shall be convened by the board, at the request of the directors, or by request of one or more shareholders holding at least 5% of our issued share capital (the “Petitioners”).  Shareholders requesting a special meeting must submit their proposed resolution with their request. If the directors do not convene a meeting within 21 days from the date of the submission of the demand as aforesaid, the Petitioners, or a part thereof representing more than one half of the voting rights of all of them, may convene by themselves a meeting upon 7 days notice to all shareholders.  However, such a meeting shall not be held after two months have passed since the date of the submission of the demand.

Our articles provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the fulfillment of our objectives.  Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

The Israel Companies Law

The Israel Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

The Israel Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Subject to certain exceptions provided for in the Regulations to the Israel Companies Law, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and shareholders.  In all matters in which a director has a personal interest, including matters of his/her terms of compensation, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

b)	the matter requires approval of the shareholders at a general meeting.

According to the Israel Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined for these purposes as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  However, subject to certain exceptions, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than twenty percent of the voting rights in a company prior to the consummation of the private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval as provided for in Sections 255 and 268 to 275 of the Israel Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by its audit committee, board of directors and by its shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Exchange Controls

Pursuant to a general permit issued under the Israeli Currency Control Law in May 1998, substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up of affairs, as well as the proceeds of any sale in Israel of our securities are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continually, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

We have never paid any cash dividends on our ordinary shares and do not presently anticipate paying any cash dividends in the foreseeable future.  We intend to retain our earnings to finance the development of our business.

Our Memorandum of Association and Articles of Association do not restrict in any way the ownership of the shares by nonresidents and neither the Memorandum of Association nor the Articles of Association nor Israeli law, restrict the voting rights of nonresidents.

Taxation

The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of specified Israeli Government programs benefiting us.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

General Corporate Tax Structure

In general, Israeli companies are currently subject to company tax at the rate of 36% of taxable income. However, as is in our case, the rate is effectively reduced for income derived from an Approved Enterprise, as set forth below.

Law for the Encouragement of Capital Investments, 1959

Certain of the facilities of the Company have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax at the rate of 25% (rather than 36% as stated above) for the “Benefit Period”. The Benefit Period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement date. In the event a company is operating under more than one approval or that its capital investments are only partly approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company, which qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises that sought approval no later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

For a company with foreign investment of:

Company Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Should our foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this law will not change or that the abovementioned shareholding proportion will be reached for each subsequent year.

In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as we have elected) to forego certain government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel. Such company will also be eligible for the regular tax benefits under the Investment Law for the remainder of the Benefits Period.

A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived during the tax exemption period from the Approved Enterprise(s) will be subject to company tax in the year the dividend is distributed in respect of the amount distributed, including the company tax thereon, at the rate that would have been applicable had the company not elected the Alternative Package (generally 25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit.) This tax must be withheld by the company at source, regardless of whether or not the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

Several of our investment programs have been granted the status of “Approved Enterprise,” with respect to which we have elected the Alternative Package. Taxable income attributable to our first program was tax exempt for a period of four years commencing in 1993 and is subject to income tax at a rate of 25% for a period of three years thereafter. Taxable income attributable to the second program was tax exempt for a period of two years commencing in 1995 and is subject to tax at a rate of 25% for a period of five years thereafter. Both of these Approved Enterprise programs were assigned to Arelnet upon its incorporation. In 1996, we received Approved Enterprise status with respect to an additional investment program. Following the spin-off of our value-added communication and message switching systems business to Arelnet, this program was split into two programs, with one being assigned to Arelnet and one remaining with us. Taxable income attributable to these programs are tax exempt for a period of four years with respect to each program, commencing in the year in which the company owning the program has taxable income and will be subject to income tax at a rate of 25% for a period of three years thereafter. The Benefit Period with respect thereto terminates at the end of 2010. In 2000, we received Approved Enterprise status with respect to an additional investment program. Taxable income attributable to this program is tax exempt for a period of two years, commencing in the year in which the company has taxable income and will be subject to income tax at a rate of 25% for a period of five years thereafter. The Benefit Period with respect thereto terminates at the end of 2012. Since we have not derived taxable income attributable to these programs, the abovementioned Benefit Periods have not yet commenced.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. These conditions include the filing of periodic reports and the requirement the minimum proportion of our paid-up capital to our fixed assets is 30%. In the event that we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits with the addition of linkage differences and interest. We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that the consents described above, if requested, will be granted.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

The following preferred corporate tax benefits are available to Industrial Corporations as defined under the Law for the Encouragement of Industry (Taxes), 1969. We believe that we qualify as an Industrial Corporation.

(a)	Deduction of purchases of know-how and patents over eight years for tax purposes.

(b)	Deduction for tax purposes of expenses incurred in connection with certain public securities issuances over three years.

(c)	Accelerated depreciation rates on equipment and buildings.

(d)	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies.

Taxation under Inflationary Conditions

Under the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli consumer price index. The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers. We are taxed under the Inflationary Adjustments Law.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount”. The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index (CPI) between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax. Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax. This exemption depended on the recognition of our status as an Industrial Company and did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to an persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

Pursuant to the U.S.--Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.--Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S.--Israel Tax Treaty (“Treaty U.S. Resident”) will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S.--Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Nonresidents

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides, in general, for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

Passive Foreign Investment Companies

In general, a foreign corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a “PFIC”) in any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets are held for the production of, or produce, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the “QEF” regime.  If the shareholder elects to treat the PFIC as a “qualified electing fund” (“QEF”), then each year the shareholder includes in its gross income a proportionate share of the PFIC’s ordinary income and net capital gain.  A second regime may be elected if the PFIC stock is “marketable.”  The U.S. shareholder may elect to “mark the stock to market” each year.  At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder’s tax basis in the stock.  (Losses may also be recognized to the extent of previously recognized gains.)

A U.S. shareholder making neither of these elections is subject to the “excess distribution” regime.  The tax is triggered when the shareholder receives an “excess distribution” from the PFIC.  An excess distribution is either (1) a distribution with respect to stock that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares in the PFIC.

An excess distribution is subject to special tax rules.  In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates.  The remainder is never so included, but is used as the basis for calculating a “deferred tax amount”, which is simply added to the shareholder’s tax bill.

The deferred tax amount is computed as follows.  The excess distribution is first ratably allocated, share by share, to each day of the shareholder’s holding period.  Portions allocated to the current year, and to any pre-PFIC years (that is, years before 1987, when there were no PFICs, or years before the first year in which the company was a PFIC with respect to that shareholder), are included in ordinary income for the current year.  Portions allocated to prior PFIC years are hypothetically taxed at the highest marginal rate in effect for those years (without regard to the shareholder’s actual rate or to any deductions or credits for those years).  To this hypothetical tax is added the interest that the shareholder would have paid if it were simply paying that tax late for that year.  The sum of the tax and the interest charge is the deferred tax amount, which cannot be offset or otherwise affected by current net operating losses or other deductions.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.  The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

Our status in any given future year depends on our assets and activities in that year, although you will be treated as continuing to own an interest in a passive foreign investment company if we are a passive foreign investment company in any year in which you own our shares, unless you make certain elections. We will endeavor to notify U.S. holders of record in the event we conclude that we will be treated as a passive foreign investment company for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a “qualified electing fund” for U.S. federal income tax purposes, to elect to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

We recommend that you consult your tax advisors in regard to tax issues, including issues relating to a passive foreign investment company, which may affect your investment in our company.

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  As a foreign private issuer we are not required to file through the SEC’s EDGAR system and our periodic filings are therefore not available on the SEC’s Web site. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

General

The currency of our primary economic environment is US dollars. However, we have balances and activities in NIS.  We are exposed to market risks arising from changes in currency exchange rates. We are also exposed to equity-price and interest rate risks.

Exchange Rate Risk Management

Our functional currency is the US dollar.  We strive to limit our exposure through “natural” hedging, i.e. attempting to have similar levels of assets and liabilities in NIS, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always achievable.

The balance of our NIS monetary assets and monetary liabilities as of December 31, 2002 was $395,000 and 3,070,000, respectively. A portion of our salary expenses is NIS linked.

Interest Rate Risk Management

We are exposed to changes in interest rates due to the existence of assets with different interest rates and maturity dates.

We have approximately $10,200 thousands in dollar and dollar-linked fixed rate interest-bearing, short-term deposits as of December 31, 2002.

Equity-Price Risk Management

We are exposed to changes in marketable securities prices held at December 31, 2002. We hold Israeli Government bonds classified as “trading securities” and stated at market value. The dollar value of the bonds at December 31, 2002, was approximately $129 thousands.  We hold quoted shares classified as “available for sale”.  The dollar value of the quoted shares at December 31, 2002, was approximately $125 thousands.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.	CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officers and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officers and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	RESERVED

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-37.

ITEM 19.	EXHIBITS.

1.1	Articles of Association of Arel Communications and Software Ltd.*

1.2	Memorandum of Association of Arel Communications and Software Ltd.*

4.1	Asset Purchase Agreement among Arel Communications and Software Ltd., M.E. Jones, Inc., W2COM, LLC, W2COM International LLC, CYMI, Ltd. and Mitchell E. Jones, dated as of August 8, 2000.**

4.2	Agreement among Arel Communications and Software Ltd., W2COM, LLC and CYMI, Ltd., dated as of August 8, 2000.**

4.3	Escrow Agreement among Arel Communications and Software Ltd., W2COM, LLC and CYMI, Ltd., dated as of August 8, 2000.**

4.4	Registration Rights Agreement among Arel Communications and Software Ltd., M.E. Jones, Inc., W2COM, LLC, W2COM International LLC, CYMI, Ltd. and Mitchell E. Jones, dated as of August 8, 2000.**

4.5	Lease Agreement for premises in Yavne, Israel.***

4.6	Lease Agreement dated October 26, 1998, between Arel Communications and Software, Inc. and The Mutual Insurance Company of New York for premises in Atlanta, Georgia.**

4.7

Amendment No. 2 to Lease dated October 9, 2002, between Arel Acquisitions, Inc. (currently Arel Learning Solutions, Inc.) and Miller-Valentine Partners for premises in Dayton, Ohio, which was originally leased by W2COM, LLC and assigned to Arel Learning Solutions, Inc. on August 8, 2000.

4.8

Lease Termination Agreement dated September 26, 2002, between Arel Communications and Software Ltd. and Rolling Meadows Delaware, Inc. for premises in Rolling Meadows, Illinois, which was originally leased by W2COM, LLC and assigned to Arel Communications and Software, Ltd. on August 8, 2000.

4.9	Chief Executive Officer Employment Agreement dated May 1, 2002 between Arel Communications and Software, Inc. and Philippe Szwarc.

4.10	Chief Financial Officer Employment Agreement dated July 15, 2002 between Arel Communications and Software, Ltd. and Daniel Yelin.

8.1	List of subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.3	Consent of Kesselman & Kesselman.

---------------------------------------------------------

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 33-76350, as amended, filed with the Commission on March 11, 1994.

**	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on or about June 25, 2001.

***	Includes English language summary of document. Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Commission on or about June 28, 2002.

          SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the Town of Brookline, Massachusetts, on this 29 day of June 2003.

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ Philippe Szwarc —————————————— Philippe Szwarc Chief Executive Officer

CERTIFICATIONS

I, Philippe Szwarc, certify that:

1.	I have reviewed this annual report on Form 20-F of Arel Communications and Software Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 29, 2003

/S/ PHILIPPE SZWARC

Philippe Szwarc
Chief Executive Officer

CERTIFICATIONS

I, Daniel Yelin, certify that:

1.	I have reviewed this annual report on Form 20-F of Arel Communications and Software Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 29, 2003

/S/ DANIEL YELIN

Daniel Yelin
Chief Financial Officer

EXHIBIT 8.1

          The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Arel Holdings, Inc.	Ohio
Arel Communications and Software, Inc.	Georgia
Arel Learning Solutions, Inc.	Ohio

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                    In connection with the Annual Report of Arel Communications and Software Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Philippe Szwarc, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ PHILIPPE SZWARC
Philippe Szwarc
June 29, 2003	Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                   In connection with the Annual Report of Arel Communications and Software Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Daniel Yelin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ DANIEL YELIN
Daniel Yelin
June 29, 2003	Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2002 ANNUAL REPORT

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT AUDITORS	F-2
CONSOLIDATED FINANCIAL STATEMENTS - IN U.S. DOLLARS ($):
Balance sheets	F3 - F4
Statements of operations	F-5
Statements of changes in shareholders’ equity	F-6
Statements of cash flows	F-7
Notes to financial statements	F8 - F37

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

AREL COMMUNICATIONS AND SOFTWARE LTD.

We have audited the consolidated balance sheets of Arel Communications and Software Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated loss for the years ended December 31 2002, 2001 and 2000 to the extent summarized in note 16 to the consolidated financial statements.

Tel-Aviv, Israel	Kesselman & Kesselman
March 6, 2003	Certified Public Accountants (Isr.)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS (note 11):
Cash and cash equivalents (note 1j)	10,354	5,382
Short-term investments (note 4)	129	8,340
Accounts receivable (note 12a):
Trade	2,455	3,505
Other	488	716
Inventories (note 1d)	1,168	2,265

T o t a l current assets	14,594	20,208

INVESTMENTS AND LONG-TERM RECEIVABLE:
Investment in Arelnet Ltd. (note 2)	125	404
Loans to employees, net of current maturities (note 5)	31	41

	156	445

PROPERTY AND EQUIPMENT (note 6):
Cost	2,183	3,906
L e s s - accumulated depreciation and amortization	1,493	1,862

	690	2,044

GOODWILL, net of provision for impairment and accumulated amortization (note 3)		4,858

T o t a l assets	15,440	27,555

By: /s/ Philippe Szwarc
) Philippe Szwarc
Chief Executive Officer	)

By: /s/ Izhak Gross
) Izhak Gross
Chairman of the Board	)

By: /s/ Daniel Yelin
) Daniel Yelin
Chief Financial Officer	)

	December 31,

	2002	2001

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 11):
Short-term bank credit and current maturities of long term loan	27	16
Accounts payable and accruals:
Trade	801	890
Accrued restructuring costs	852	341
Deferred revenues	2,165	624
Other (note 12b)	3,157	3,629

T o t a l current liabilities	7,002	5,500

LONG-TERM LIABILITIES:
Accrued severance pay, net (note 7)	371	311
Other (note 12c)	48	69

T o t a l long-term liabilities	419	380

COMMITMENTS (note 8)

T o t a l liabilities	7,421	5,880

SHAREHOLDERS’ EQUITY (note 9):

Share capital - ordinary shares of NIS 0.001 par value (authorized - December 31, 2002 and December 31, 2001 30,000,000; issued and outstanding: December 31, 2002 - and December 31, 2001 - 12,855,739 shares)	4	4
Capital surplus	52,740	52,740
Warrants and options	1,395	1,395
Accumulated deficit	(46,120)	(32,464)

T o t a l shareholders’ equity	8,019	21,675

T o t a l liabilities and shareholders’ equity	15,440	27,555

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2002	2001	2000

	U.S. dollars in thousands (except per share amount)

REVENUES (note 14):
Sales	3,605	8,178	14,544
Services	2,336	1,234	534

	5,941	9,412	15,078

COST OF SALES AND SERVICES (note 13a)	3,604	4,321	8,165

GROSS PROFIT	2,337	5,091	6,913
RESEARCH AND DEVELOPMENT EXPENSES - net (note 13b)	2,218	1,943	1,196
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 13c)	6,439	9,323	6,368
AMORTIZATION OF GOODWILL (note 3)	283	1,795	878
IMPAIRMENT OF GOODWILL (notes 1n and 3b)	4,575	14,576
RESTRUCTURING EXPENSES AND IMPAIRMENT OF PROPERTY AND EQUIPMENT	2,301	961

OPERATING LOSS	(13,479)	(23,507)	(1,529)
FINANCIAL INCOME - net	102	883	914
IMPAIRMENT OF INVESTMENT IN ARELNET LTD. (note 2c)	279	2,890

LOSS BEFORE TAXES ON INCOME	(13,656)	(25,514)	(615)
TAXES ON INCOME (note 10)			101

LOSS FROM CONTINUED OPERATIONS	(13,656)	(25,514)	(716)

DISCONTINUED OPERATIONS (note 2):
Loss from operations			(803)
Gain on dilution of interest in Arelnet Ltd.			413

T o t a l loss from discontinued operations			(390)

LOSS FOR THE YEAR	(13,656)	(25,514)	(1,106)

BASIC AND DILUTED LOSS PER SHARE (note 1m):
Continued operations	(1.06)	(1.98)	(0.07)
Discontinued operations			(0.04)

Loss	(1.06)	(1.98)	(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) BASIC AND DILUTED	12,856	12,856	10,334

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Capital surplus	Warrants and options	Accumulated deficit	Total

	Number of shares	Amount

		U . S . d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2000	7,869,392	3	17,361	1,100	(622)	17,842
CHANGES DURING 2000:
Loss					(1,106)	(1,106)
Issuance of share capital in consideration for acquisition of business (note 3)	3,409,091	1	21,023			21,024
Issuance of share capital (note 9a(4))	500,000	**	*7,307	570		7,877
Exercise of warrants and options	1,075,256	**	5,633	(275)		5,358
Distribution of shares of Arelnet Ltd. to shareholders and taxes related thereto (note 2)					(5,222)	(5,222)
Gain on dilution of interest in Arelnet Ltd.			1,414			1,414

BALANCE AT DECEMBER 31, 2000	12,853,739	4	52,738	1,395	(6,950)	47,187
CHANGES DURING 2001:
Loss					(25,514)	(25,514)
Exercise of options	2,000	**	2			2

BALANCE AT DECEMBER 31, 2001	12,855,739	4	52,740	1,395	(32,464)	21,675
CHANGES DURING 2002 -
loss					(13,656)	(13,656)

BALANCE AT DECEMBER 31, 2002	12,855,739	4	52,740	1,395	(46,120)	8,019

*	Net of share issuance expenses.
**	Represents an amount less than $1,000.

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss	(13,656)	(25,514)	(1,106)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	588	801	446
Impairment of property and equipment	750
Amortization of goodwill	283	1,795	878
Impairment of goodwill	4,575	14,576
Decline in value of investment in Arelnet Ltd.	279	2,890
Allowance for doubtful accounts	170	23	(69)
Deferred taxes			77
Discount on (increase in value of) long-term loan to an employee	3	4	(4)
Exchange differences on long term loan	(2)
Accrued employee rights upon retirement - net	60	(45)	144
Capital loss on disposal of property and equipment	36	61	24
Loss (gain) on realization and decrease in value of marketable securities - net	10	5	(28)
Loss from discontinued operations			390
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	880	4,802	(3,895)
Decrease in other accounts receivable	245	438	1,349
Increase (decrease) in accounts payable and accruals (including long-term)	1,422	(1,298)	76
Decrease in inventories	1,097	16	363

Net cash used in operating activities	(3,260)	(1,446)	(1,355)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(174)	(259)	(457)
Proceeds from disposal of property and equipment	186	138	87
Acquisition of business consolidated for the first time *			(3,610)
Investment in Arelnet Ltd.		(911)
Collection of long-term loan to an employee	25	6	7
Long-term loan to employee			(20)
Short-term bank deposits - net	8,172	(6,523)	3,152
Acquisition of marketable securities	(4)	(3)
Proceeds from sale of marketable securities	33	306	95

Net cash provided by (used in) investing activities	8,238	(7,246)	(746)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital, net of share issuance expenses			7,877
Exercise of warrants and options		2	5,358
Repayment of long-term loan	(1)		(12)
Short-term bank credit - net	(5)	(6)	22

Net cash provided by (used in) financing activities	(6)	(4)	13,245

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,972	(8,696)	11,144
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,382	14,078	2,934

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	10,354	5,382	14,078

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest	2	14	30

Income taxes	81	26	94

Supplementary information on investing and financing activities not involving cash flows:
As to spin-off of Arelnet Ltd in 2000, see note 2
As to long-term loan in respect of purchasing a vehicle, see Note 12c
* Acquisition of business consolidated for the first time in 2000, see also note 3:
Assets and liabilities of the business at date of acquisition:
Fixed assets			(1,880)
Working capital			(647)
Issuance of share capital			21,024
Amounts carried to goodwill			(22,107)

			(3,610)

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

	a.	General:

		1)	Operations

Arel Communications and Software Ltd. (the “Company”) is an Israeli corporation which, with its wholly-owned subsidiaries (the “Group”), designs, develops, produces, markets, integrates and supports, on a worldwide basis, interactive distance learning systems (IDEAL). The Group is also engaged in interactive video, network integration and network services, through one of its subsidiaries, which was acquired in 2000, see note 3. As to restructuring programs relating to the activities of interactive video data and integration services, see note 13d.

As to principal markets, customers and reporting segments of the Group - see note 14.

		2)	Functional currency

The currency of the primary economic environment in which the operations of the Group are conducted is the U.S. dollar (“dollar”).  Most of the sales of the Group’s products are made outside Israel in dollars. Most purchases of materials and components are made outside Israel in dollars. In addition, most marketing costs are incurred in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories deriving from non-monetary items are based on historical exchange rates.  The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

		3)	Accounting principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain respects from the accounting principles generally accepted in U.S., as described in note 16.

		4)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. The most significant estimates relate to revenue recognition and impairment of goodwill and other long-lived assets. Actual results could differ from those estimates.

	b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	c.	Marketable securities

Marketable securities - bonds are classified as “trading securities” (except for investment in shares constituting “permanent investment”, as described below) and stated at market value. The changes in market value of these securities are included in financial income or expenses.

Investment in shares which the Company intends to hold for a long period (“permanent investment”) is stated at cost, net of impairment which is not of a temporary nature (see also note 2).

	d.	Inventories - raw materials and components

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out” basis.

	e.	Property and equipment:

These assets are stated at cost and are depreciated by the straight-line method, over their estimated useful life.
Annual rates of depreciation are as follows:

	%

Vehicles	15
Computer equipment	33
Office furniture and equipment	7-15	(mainly 7%)

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

f.	Goodwill

Goodwill representing the difference between the cost of investment in a subsidiary and the fair value of its underlying net assets at the time of acquisition, is amortized over a period of ten years, see also note 3. As to impairment of value of goodwill see also note 3.

g.	Revenue recognition:

	1)	Sale of products

The Company recognizes revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed and determinable and collectibility is deemed probable. The Company does not, in the normal course of business, provide a right of return to its customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.

In some cases, the Company grants its customers an evaluation period, usually several months, to evaluate the product prior to purchase. The Company does not recognize revenue from products shipped to customers for evaluation until such products are actually purchased.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

		2)	Services rendered

Revenue from services rendered is recognized ratably over the contractual period or as services are performed.

	h.	Research and development

Research and development expenses are charged to income as incurred. Royalty-bearing grants received from government departments for development of approved projects are recognized as a reduction of research and development expenses as the related cost is incurred, (see also note 8a(1)).

	i.	Deferred taxes:

1)

Deferred income taxes are created for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the reported cumulative net losses in all prior years, management has determined that the future realization of the tax benefit is not sufficiently assured. Consequently, a full valuation allowance has been provided in respect of the net deferred tax assets, see note 10f.

2)

Upon the distribution of dividends from the tax-exempt income of an “approved enterprise” (see also note 10), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends. Therefore, no deferred income taxes have been provided in respect of such tax exempt income.

3)

The Group may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividend which would involve additional tax liability to the Group in the foreseeable future.

4)

Taxes which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

	j.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (maturing up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

	k.	Advertising expenses

Advertising expenses are charged to income as incurred and amounted to approximately $34,000, $194,000 and $170,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	l.	Concentration of credit risks and allowance for doubtful accounts

The Group’s cash and cash equivalents and short-term investments as of December 31, 2002 and 2001, were deposited in major financial institutions in Israel and in the United States. The Company is at the opinion that the credit risk in respect of these balances is remote.

A substantial part of the Group’s revenues is derived from a limited number of customers (see note 14). The Company evaluates the collectibility of the trade balances on a regular basis. The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

	m.	Loss per share:

1)

Basic and diluted per share data have been determined on the basis of the weighted average number of issued and outstanding shares during the year and the shares issuable upon the exercise of options and warrants granted, the exercise of which is probable as of the balance sheet date.

2)

The loss used in the computation of basic loss per share represents the reported results, with the addition of an increment - in amount of $19,000 in 2000 - in respect to the present value of the exercise price of options and warrants, the shares arising upon exercise of which, were included in the weighted average number of shares used in computation of basic loss per share.

3)

Diluted loss per share - in 2002, 2001 and 2000, the effect of adding the shares issuable upon the exercise of options and warrants granted, the exercise of which is not probable is anti dilutive. Therefore, loss per share basic and diluted is identical for all reported periods.

	n.	Impairment of long-lived assets

When indicators of impairment of long-lived assets are present, the Company evaluates the carrying value of long-lived assets and goodwill related to those assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. If it is determined that an impairment loss has occurred, then the loss will be recognized in the statements of operations, based on the discounted future cash flows. As a result of the above evaluation, in 2002 and 2001 the Company recorded an impairment of goodwill and certain property and equipment, see also notes 3 and 6, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	o.	Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and the related interpretations in accounting for its stock option plan grants to employees and directors. Under APB 25, compensation expense is computed under the intrinsic value method of accounting to the extent that the fair value of the underlying shares on the date of grant exceeds the exercise price of the stock option. It is the Company’s policy to grant options to employees at an exercise price equal to the fair value of the underlying shares on the date of grant. Therefore, no compensation expenses were recognized in these consolidated financial statements.

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 123 “SFAS 123” in accounting for stock options granted to non-employees. Under SFAS 123, these equity transactions are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of the equity instruments is calculated under a fair value based method of accounting, using the Black-Scholes option-pricing model.

	p.	Recently issued accounting pronouncement in Israel:

In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board (“the IASB”) - “Impairment of Assets”, became effective. This standard which is based on International Accounting standard No. 36 requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the Company’s non-monetary assets - property and equipment and identifiable intangibles, including goodwill, as well as investments in associated companies.  As promulgated by the standard, its provisions are to be applied as of January 1, 2003. Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the Company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

The recoverable amount of an asset is determined as being the greater of the asset’s net selling price and its value in use to the Company. The asset’s value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

The Company is making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and is currently reviewing the expected implications, if any, on its financial statements.

The Company formerly applied the provisions of the U.S. standard dealing with this issue - see n above - that required an impairment loss to be recognized, only in the event that the undiscounted cash flows from the asset were less than its carrying value.

	q.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	DISCONTINUED OPERATIONS AND INVESTMENT IN ARELNET:

a.

On June 8, 2000, the Company distributed 2,900,040 ordinary shares, out of 4,824,000 ordinary shares held by the Company, of Arelnet Ltd. (“Arelnet”), a subsidiary of the Company, to its shareholders (the “spin-off”). Following the spin-off, the remaining investment in Arelnet represents 17.8% of the outstanding share capital of Arelnet and as a result, the Company has no significant influence over Arelnet. Prior to the spin-off, Arelnet was a separate business segment, as defined in APB 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”) and was reported in the historical financial statements of the Company as a separate reportable segment. As a result of the spin-off, the operations, assets and liabilities of the Arelnet segment in the consolidated financial statements of the Company have been classified as discontinued operations.

In connection with the spin-off, the Company recorded in 2000 a reduction in capital of approximately $ 5,222,000, comprised of $ 3,016,000 - book value of shares distributed - and $ 2,206,000 - taxes related to the spin-off.

b.

In connection with the spin-off, the Company reduced the exercise price of all warrants and options outstanding at the time of the spin-off. The reduction was calculated based on the ratio of the fair value of the shares distributed and the fair value of the Company before the spin-off. The exercise prices of all warrants and options in these financial statements have been adjusted to reflect the reduction.

c.

In May 2001, the Company participated in Arelnet’s rights offering and purchased 76.958 units under Arelnet’s prospectus dated May 30, 2001. Each unit is comprised of 45 ordinary shares of Arelnet and 20 options for which the Company paid approximately $829,000 at such time.

In addition, in September 2001 the Company acquired 600,978 shares of Arelnet at approximately $82,000.

d.

In 2002 and 2001, the Company recorded $279,000 and $2,890,000 impairment of investment in Arelnet, respectively, as a result of decrease in the value of the shares of Arelnet. As of December 31, 2002 the investment in Arelnet is recorded at the market value of such shares as traded on the Tel-Aviv Stock Exchange on that date.

NOTE 3 -	ACQUISITION OF BUSINESS:

a.

On August 8, 2000, the Company acquired certain of the assets and liabilities, and the activities of W2COM LLC (“W2COM”), which was engaged in interactive video, network integration, network services, and distance learning services, for an aggregate cash consideration of $2,250,000, and for 3,681,818 ordinary shares of NIS 0.001 par value of the Company. These shares represented approximately 28% of the Company’s outstanding shares at the date of issuance. Of the 3,681,818 shares, 272,727 shares were placed in escrow for the purpose of indemnifying the Company if the acquired business did not achieve the specified revenue and earning levels determined in the agreement (see also d below). In addition, 777,272 shares were placed in escrow for the purpose of indemnifying the Company in the event of misrepresentation made by W2COM, and for adjustments to be made to the working capital and the failure to collect pre-existing accounts receivables following the closing.

The Company established a subsidiary, Arel Learning Solutions Inc. in the U.S., which received the acquired assets and activities of W2COM.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	ACQUISITION OF BUSINESS (continued):

b.

The acquisition of W2COM was accounted for under the purchase method. The measurement for accounting purposes of the purchase price was based on the average market price of the Company’s ordinary shares a few days before and after the measurement date (“average market price”), August 8, 2000.

The Company has allocated the purchase price as follows: Approximately $ 2.5 million was attributed to defined assets net of defined liabilities, the remainder of the purchase price - approximately $ 21 million, was attributed to goodwill, which was amortized over a period of 10 years.  Approximately $ 1.1 million of expenses related to the acquisition of the business are considered part of the purchase price, of which a portion was attributed to the goodwill.

On September 30, 2002 and September 30, 2001, due to the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and network integration services and the continuing decline in the market, the Company evaluated the carrying amount of the goodwill acquired in this transaction. Accordingly and following estimates of discounted future cash flows, the Company recorded approximately $4.6 million and $14.6 million as “impairment of goodwill” in the consolidated statement of operations for 2002 and 2001, respectively. Goodwill amortization expenses were approximately $283,000 $1,795,000 and $878,000 in 2002, 2001 and 2000, respectively.

c.

The shares issued were subject to an 18 month lock up period ending February 8, 2002 (the “Lock Up Period”).  During the Lock Up Period, the holders of the shares were not allowed to offer, sell or contract to sell, pledge, grant any option or right to purchase or otherwise transfer or dispose of any of the shares (“Transfer”) to any other party (“Third Party”).

In the event of the actual winding up of the Company, the shares of the Company issued to W2COM, would be senior in liquidation to all of the other issued and outstanding ordinary shares of the Company, in the amount of approximately $9.3 million (the “W2COM Liquidation Preference”, calculated taking into consideration the adjustments as stipulated in the agreement). The W2COM Liquidation Preference will terminate on the later of (i) August 8, 2003, or (ii) such time that a registration statement for the shares of the Company issued to W2COM (the “W2COM shares”) is declared effective by the SEC; however, the W2COM  Liquidation Preference shall terminate immediately in the event that the holders of the W2COM shares have sold to an unaffiliated Third Party W2COM shares equal in value at the time of such sale to the W2COM Liquidation Preference.

In connection with the aforementioned Lock-Up Period, and taking into consideration the Liquidation Preference, the Company, based on the advice of its financial consultant, used a utilized 20% discount off the average market share price when measuring the purchase price.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	ACQUISITION OF BUSINESS (continued):

d.

Under the purchase agreement, the Company was granted the right to receive certain indemnifications in the event that the Purchased Business as operated by the Company or any of its Affiliates did not meet certain milestones of revenue and after tax losses as stipulated in the agreement.

The indemnifications due, if any, under the above indemnification clauses must be paid, by causing the return to Arel of a number of Guaranty Shares (as defined below) equal to the amount of such payment due, such shares to be valued at the average closing price of shares of the Company on the Nasdaq National Market, or such other United States national securities exchange on which the shares of the Company are then authorized for listing and are traded, on the 14 trading days prior to date of such payment.

For that purpose, the parties agreed that 272,727 shares would be held back from the Purchase Consideration to the Company and deposited into an escrow account (“Guaranty Shares”) to secure the obligations above. In accordance with APB 16, these shares were not recorded as a liability nor presented as outstanding shares.

Payments required to be made under the indemnification clauses are not limited by the value of the Guaranty Shares held in escrow.

The questions of whether the Purchased Business has met the milestones as stipulated in the agreement and whether there should be an indemnification, are currently in debate between the Company and the holders of the W2COM Shares. The release of both the Guaranty Shares and the 777,272 shares held in escrow is in dispute. The parties are currently in advance settlement negotiations to resolve these disputes.

NOTE 4 -	SHORT-TERM INVESTMENTS:

	December 31

	2002	2001

	U.S. dollars in thousands

Short-term bank deposits - linked to the dollar		8,172
Marketable securities:
Israeli Government bonds - linked to the dollar		24
Israeli Government bonds - linked to the NIS	129	144

	129	8,340

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 -	LONG-TERM LOANS TO EMPLOYEES:

	a.	The loans are linked to the Israeli consumer price index (“Israeli CPI”) and bear no interest.

	b.	The loans are composed as follows:

	December 31

	2002	2001

	U.S. dollars in thousands

Loan amount receivable	46	77
Less - unamortized discount based on imputed interest rate*	5	8

	41	69
L e s s - current maturities (included in “accounts receivable - other”)	10	28

	31	41

* The imputed interest rate - 5.5%.

c.	As of December 31, 2002, the expected annual principal payments of long-term loans to employees, commencing 2004, are as follows: 2004 - $ 8,400; 2005 - $8,400; 2006 - $8,400; 2007 - $5,800.

NOTE 6 -	PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2002	2001

	U.S. dollars in thousands

Cost:
Vehicles	175	224
Computer equipment	1,296	1,974
Office furniture and equipment	404	829
Leasehold improvements	308	879

	2,183	3,906

Accumulated depreciation and amortization:
Vehicles	28	92
Computer equipment	1,060	1,224
Office furniture and equipment	215	254
Leasehold improvements	190	292

	1,493	1,862

b.	Depreciation and amortization of fixed assets totalled approximately $588,000, $801,000, and $446,000 in 2002, 2001, and 2000 respectively.

c.	In 2002, the Company recorded $750,000 as “impairment of property and equipment” expenses in the consolidated statement of operations in connection with restructuring plan, see note13d.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -	PROPERTY AND EQUIPMENT (continued):

	d.	As to lease commitments in respect of the Group’s premises see note 8b.

	e.	As to long-term loan and related pledge in respect of a vehicle, see note 12c.

NOTE 7 -	ACCRUED SEVERANCE PAY LIABILITY

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company has recorded the liability as if it was payable at each balance sheet date on an undiscounted basis. This liability is computed based, upon the number of years of service multiplied by the latest monthly salary.

The severance pay liabilities covered by pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The amounts accrued and the portion funded by insurance policies are reflected in the financial statements as follows:

	December 31

	2002	2001

	U.S. dollars in thousands

Amount accrued	811	855
L e s s - amount funded	440	544

Unfunded balance, as presented in the balance sheets	371	311

The Group may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

The amounts of accrued severance pay as above cover the Group’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create entitlement to severance pay.

Severance pay expenses for the years ended December 31, 2002, 2001, and 2000, totalled approximately $100,000, $109,000, and $151,000, respectively.

NOTE 8 -	COMMITMENTS:

	a.	Royalty commitments:

1)

The Company is committed to pay royalties to the Government of Israel in respect to products in the research and development of which the Government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the participations were received, successful development of the related projects was not assured. Royalties due to the Government - should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999 with the addition to dollar Libor interest).

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any such royalties to the Government.  As of December 31, 2002, the maximum amount of the contingent liability in respect of royalties to the Government amount to approximately $ 1,366,000.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -	COMMITMENTS (continued):

2)

The Company is committed to pay royalties to the Government of Israel in respect to marketing expenses in which the Government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received.

In the case of no increase in export sales, the Company is not obligated to pay any such royalties to the Government.

The maximum contingent amount liability in respect of royalties by the Company at December 31, 2002 is approximately $ 364,000.

		3)	Royalty expenses totalled approximately $37,000, $ 0, and $ 265,000 in 2002, 2001 and 2000, respectively.

	b.	Operating lease commitments:

1)

The Company has a lease agreement - expiring on February 1, 2004 for its premises in Israel. The annual lease payments are approximately $ 48,000. The Company has an option to renew the lease for additional periods of one year each.

		2)	Arel Inc., wholly owned subsidiary, has a lease agreement expiring October 31, 2004 for its premises in Atlanta. The annual lease payments are approximately $113,000.

3)

Arel Learning Solutions Inc., wholly owned subsidiary, has several lease agreements for its premises in several locations in the United States. These leases expire at various dates through August 31, 2004. The annual lease payments are approximately $ 65,000.

		4)	Rent expenses totalled approximately $ 317,000, $ 603,000 and, $ 354,000 in 2002, 2001 and 2000, respectively.

NOTE 9 -	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	The Company’s ordinary shares are traded on the Nasdaq National Market in the United States, under the symbol ARLC.

On December 31, 2002 the closing price of an ordinary share was $ 0.20.

		2)	As to the Lock Up Period and the Liquidation Preference of some of the Company’s shares, see note 3c.

		3)	In 2000, two shareholders of the Company exercised warrants to purchase 427,734 ordinary shares NIS 0.001 par value of the Company, against cash payment of $ 4.5 per share.

		4)	In April 2000, the Company issued 500,000 ordinary shares NIS 0.001 par value, to investors, at a price per share of $ 17.

		5)	As to shares issued in consideration for purchase of business, see note 3.

		6)	As to reduction in capital, see note 2.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	SHAREHOLDERS’ EQUITY (continued):

	b.	Share options and warrants:

		1)	Employee share option plans:

a)

In January 1994, November 1995, November 1998 and August 2000, the Company adopted four share option plans (the “Plans”), whereunder options are to be granted to employees of the Group, for no consideration. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Ordinary shares purchased upon the exercise of options have the same rights as other ordinary shares, immediately upon allotment. The aggregate amount of options to be granted under the Plans is 2,125,000. As of December 31, 2002, 716,794 options are available for grant.

Most of the options granted to the Israeli employees are subject to section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder. Section 102 provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Plans when the sales price exceeds the exercise price and the related capital gains tax is payable by the employee.

From the effective date of grant, options usually vest over 4 years so that 25% vest one year from the date of grant, and an additional 25% vest in each of the following 3 years. Any option not exercised within 10 years from grant date, will expire, unless extended by the board of directors.

During 1998, the Board of Directors of the Company resolved to grant senior officers of the Company (related parties) an aggregate of 330,000 options at an exercise price of $ 3.11 per option. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Through December 31, 2002, 240,000 options expired. The remaining 90,000 options are fully vested and will expire on March 31, 2005.

In 2000, the Company granted 120,000 options to a senior officer of the Company exercisable at the earlier of 5 years from the grant date or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $ 11.00. In September 2001, the senior officer tendered his resignation from his position. Pursuant to the terms of a separation agreement, all of the options granted to the senior officer to purchase 120,000 ordinary shares vested.

In March 2001, the Company granted 150,000 options to a senior officer of the Company exercisable until 5 years from the grant date. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $2.25.

In May 2002, the Company granted 500,000 options to a senior officer of the Company exercisable until the earlier of 5 years from the grant date or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $ 0.93.

In July 2002, the Company granted 125,000 options to a senior officer of the Company exercisable until 4 years from the grant date. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $0.60.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	SHAREHOLDERS’ EQUITY (continued):

b)

A summary of the status of the Plans as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates, is presented below (also includes the options granted to senior officers of the Company, see above):

	Y e a r e n d e d D e c e m b e r 3 1

	2 0 0 2		2 0 0 1		2 0 0 0

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	1,646,860	2.88	1,483,332	3.33	1,057,764	2.63
Changes during the year:
Granted - at market value	655,000	0.86	511,000	1.70	753,000	3.91
Exercised			(2,000)	3.69	(322,522)	2.37
Forfeited/ Expired	(574,500)	2.34	(345,472)	3.06	(4,910)	3.01

Options outstanding at end of year	1,727,360	2.39	1,646,860	2.88	1,483,332	3.33

Options exercisable at year end	940,410	3.57	958,385	3.64	848,982	2.75

Weighted average fair value of options granted*		0.79		1.27		1.46

*

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; Expected volatility of 152%, 157% and 75% for 2002, 2001 and 2000, respectively; Risk-free interest rate of 4.5%, 2.5% and 6% for 2002, 2001, and 2000, respectively and expected life of 5 years for 2002 and 2001 and 2 years for 2000.

c)	The following table summarizes information about options outstanding at December 31, 2002 (including options granted to the Company’s senior officers):

D e c e m b e r 3 1, 2 0 0 2

Options outstanding			Options exercisable

Exercise prices	Number of options	Weighted average remaining contractual life	Number of options

$		Years

0.60 - 0.93*	685,800	7.5	17,950
1.11 - 1.88**	42,650	3.9	42,650
2.03	39,210	1.3	39,210
2.25	150,000	3.2	150,000
2.33	175,000	5.3	175,000
2.56	20,000	8.2	10,000
2.63	389,700	8.0	283,100
3.11	90,000	2.2	90,000
4.44	5,000	6.0	5,000
8.77	10,000	7.0	7,500
11.00	120,000	2.7	120,000

	1,727,360		940,410

*	Weighted average exercise price is $0.86 and $0.79, respectively for options outstanding and exercisable at December 31, 2002.
**	Weighted average exercise price is $1.56 for options outstanding and exercised at December 31, 2002.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	SHAREHOLDERS’ EQUITY (continued):

	2)	Warrants:

a)

Under an agreement between the Company, Arelnet and Keppel Communications Pte. (“Keppel”) dated September 14, 1999 and under an additional understanding between the parties, following the above agreement, Keppel has been granted a warrant to purchase 700,000 shares of the Company.

The exercise prices are to be determined by Keppel according to one of the following options:

(1) The first 175,000 shares at $ 10 per share, the second 175,000 shares at $ 9.77 per share, the third 175,000 shares at $ 10.66 per share and the last 175,000 shares at $ 12.43 per share.

(2)

The Average Closing Price (“ACP”) of the shares on the NASDAQ during the 30-day period prior to the date of exercise + $1 per share for the first 175,000 shares, ACP + $ 2 per share for the second 175,000 shares, ACP + $ 3 per share for the third 175,000 shares and ACP + $ 5 per share for the last 175,000 shares.

In June 2000, Keppel exercised the first portion of the warrant to purchase 175,000 ordinary shares of the Company for $ 10 per share.

b)

As part of a share issuance in 1998, the Company granted 101,963 options (of which 45,713 have expired) to a Company’s consultant (a related party). The options are exercisable in whole or in part at any time until May 2003 into ordinary shares against cash payment of $ 4.0 per share.

c)

In connection with the share issuance as described in note 9a(4), the Company resolved to grant a consultant (a related party) 100,000 warrants, exercisable for purchase of 100,000 ordinary shares of the Company at a purchase price of $ 15 per share. The warrants are exercisable for a period of 3 years. The fair value of the warrants granted $ 570,000 - estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: divided yield of 0%; expected volatility of 79.5%; risk free interest rate of 6.5% and expected life of 2 years - is recorded as issuance expenses and attributed to warrants.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 -	TAXES ON INCOME:

	a.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the law”)

Most of the Israeli production facilities of the Company have been granted “approved enterprise” status under this law. Since the Company has elected to receive “alternative benefits” under this law (i.e., waiver of grants in exchange for a tax exemption), the income from the Company’s approved enterprise, which was approved in 1996, is tax exempt during the first four years, commencing the first year in which the enterprise earns taxable income, and will be subject to a reduced tax rate of 25% during the following three years (restricted to year 2010). The income from the Company’s approved enterprise, which was approved in 2000, is tax exempt during the first two years, commencing the first year in which the enterprise earns taxable income, and will be subject to a reduced tax rate of 25% during the following five years (restricted to year 2012). Since the Company has not derived taxable income from the time it was granted the approved enterprise status the abovementioned periods of benefits have not yet commenced.

In the event of distribution of cash dividends from income which is tax exempt as above, the Company will have to pay tax at the rate of 25% on an amount equal to the amount distributed, see also note 1i(2).

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

	b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.  The Company is taxed under this law. Under the Inflationary Adjustments Law, Carryforward tax losses in Israel are linked to the Israeli CPI and can be utilized indefinitely.

As explained in note 1a, the financial statements are measured in dollars.  The difference between the change in the Israeli CPI and in the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, causes differences between taxable results and results reflected in these financial statements.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company” as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of patents and certain other intangible property rights.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 -	TAXES ON INCOME (continued):

	d.	Tax rates applicable to income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular rate of 36%.

	e.	Tax rates applicable to income of the U.S. subsidiaries

The subsidiaries are taxed on the basis of federal, state and local tax laws in their place of residence at a regular rate of 38%.

	f.	Deferred income taxes:

		1)	Components of the Company’s deferred tax assets are as follows:

	December 31

	2002	2001

	U.S. dollars in thousands

In respect of:
Severance pay	165	209
Vacation pay	78	77
Amortization and impairment of goodwill	7,094	5,800
U.S. operating loss carryforwards	11,180	3,214
Israeli operating loss carryforwards	1,125	500
Other	469	155

	20,111	9,955

Valuation allowance*	(20,111)	(9,955)

	-,-	-,-

*       See note 1i.

g.	Tax assessments and carryforward tax losses

Tax assessments filed by the company through the year ended December 31, 1998 are considered to be final.
Carryforward tax losses of the Company amounted to approximately $4.5 million at December 31, 2002, with no expiration date.

The subsidiaries have not been assessed for tax purposes since incorporation.

At December 31, 2002 the subsidiaries have federal net operating losses carryforward of approximately $29 million available to reduce further taxable income, which expires at various dates through 2022.

h.	Income (loss) from continued operations before taxes on income:

	2002	2001	2000

	U.S. dollars in thousands

Israel	(5,248)	(4,380)	1,141
United States	(8,408)	(21,134)	(1,756)

	(13,656)	(25,514)	(615)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -	MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	a.	Comprised at December 31, 2002 as follows:

	Israeli currency (1)

	Unlinked	Linked (2)

	U.S. dollars in thousands

Assets:
Current assets:
Cash and cash equivalents	154
Short-term investments	129
Accounts receivable:
Trade	14
Other	57
Long-term loans to employees (including current maturities)		41

	354	41

Liabilities:
Current liabilities:
Short-term bank credit	11
Trade	105
Accounts payable and accruals - other	779	2,081
Long-term loan (including current maturities)	64

	959	2,081

(1)	Not including balances in Israeli currency linked to the dollar.

(2)	To the Israeli CPI.

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*

	NIS	Points

At end of year:
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
2000	NIS 4.041	168.5 points
Increase (decrease) during the year:
2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7%)	0.0%

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31

	2002	2001

	U.S. dollars in thousands

a. Accounts receivable:

1) Trade - net of allowance for doubtful accounts in the amount of	233	63

2) Other:
Israeli Government departments and agencies	45	382
Employees	59	56
Prepaid expenses	119	123
Advances to suppliers	113
Related parties		39
Sundry*	152	116

	488	716

	*At December 31, 2002, includes $45,000 restricted certificate of deposit which is required as a collateral by providers of network services.

b. Accounts payable and accruals - other:

	December 31

	2002	2001

	U.S. dollars in thousands

Employees and employee institutions	362	646
Provision for vacation pay	373	349
Income tax payable	2,081	2,018
Accrued expenses	284	476
Advances from customers	32	140
Related parties	25

	3,157	3,629

c. Long-term loan:
Principal amount	64
Less - current maturities	16

	48

On December 10, 2002 the Company received a long-term loan from a leasing company, with respect to purchase of a vehicle, in connection with an agreement with one of its employees. The loan, denominated in unlinked NIS in the original amount of $67,000, bears interest at the annual rate of 26%. The loan matures, commencing 2003, as follows: 2003 - $16,000, 2004 - $48,000. In connection with this loan the Company recorded a pledge on the vehicle in favor of the leasing company. Under the agreement between the Company and its employee, the employee undertakes to remain in his position until the end of 2004. At that time the vehicle will be transferred to his possession, net of taxes and any costs related to the transfer of ownership.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	d.	Fair value of financial instruments

The financial instruments of the Group consist of non-derivative assets and liabilities (items included in working capital and long-term loan to employee).

In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical to their carrying value.

NOTE 13 -	SELECTED INCOME STATEMENT DATA:

	a.	Cost of sales and services*:

	Year ended December 31,

	2002	2001	2000

	U.S. dollars in thousands

Materials and components Consumed	1,671	2,434	6,432
Payroll and related expenses	455	803	820
Subcontractors	1,175	747	172
Depreciation and amortization	72	50	37
Other	231	287	704

	3,604	4,321	8,165

* Including cost of services	1,505	1,073	247

b.	Research and development expenses - net:

Total expenses	2,218	2,804	1,848
L e s s - grants and participations		861	652

	2,218	1,943	1,196

c.	Selling, general and administrative expenses:

Selling, net*	2,688	7,140	4,862
General and administrative	3,751	2,183	1,506

	6,439	9,323	6,368

* Net of Government participation, see note 8a(2)			14

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -	SELECTED INCOME STATEMENT DATA (continued):

	d.	Restructuring expenses

During 2002 and 2001, the Company was engaged in several restructuring programs to reduce operating expenses due to the dramatic and continuing slowdown in the telecommunication sector, the economy in general and the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and integration services.

As part of the 2001 program, the Company recorded restructuring expenses amounting to $961,000 in respect of closure of certain offices ($518,000) and termination of employment of 18 employees ($443,000). Through December 31, 2002, all amounts related to this program have been paid.

As part of the 2002 program, the Company recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. The program includes: termination of employment of 12 employees at a total cost of $1,007,000 (through December 31, 2002, 10 employees were terminated) and downsizing and closing of facilities ($544,000).Through December 31, 2002, $535,000 of the amounts related to this program were paid (of which $230,000 related to termination of employees). In addition, as a result of the restructuring, the Company recorded $750,000 as impairment of property and equipment, in respect of leasehold improvements, office furniture and equipment and computer equipment.

NOTE 14 -	SEGMENT INFORMATION:

	a.	General information:

1)

The measurement of profit or loss and assets of the reportable segments is based on the same accounting principles applied in these financial statements as described in the note on significant accounting policies.

The Company evaluates performance of these segments based upon net income (loss).

		2)	The Group operates in two reportable segments as follows:

Segment A - Segment A includes the activities of the Parent Company in Israel and the subsidiary located in Atlanta, Georgia, U.S. This segment’s activities are focused on designing, producing, marketing, integrating and supporting both satellite and terrestrial based IDEAL products on a world-wide basis.

Segment B - Segment B includes the activities of the subsidiary Arel Learning Solutions Inc. based in Dayton, Ohio, U.S., see note 3. This segment is mainly engaged in interactive video data (IVC), and network services through its wholly owned subsidiary W2COM International.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	SEGMENT INFORMATION (continued):

	b.	Information about reported segment profit or loss and assets:

	Segment A			Segment B*			Elimination of Intersegment balances			Consolidated

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

	U.S. dollars in thousands

Revenues from external customers	3,429	5,336	10,687	2,512	4,076	4,391				5,941	9,412	15,078

Depreciation and amortization	269	252	238	319	549	208				588	801	446

Amortization and impairment of goodwill				4,858	16,371	878				4,858	16,371	878

Impairment of property and equipment				750						750

Operating income (loss)	(5,551)	(2,307)	270	(7,928)	(21,200)	(1,799)				(13,479)	(23,507)	(1,529)

Financial income (loss)	123	889	909	(21)	(6)	5				102	883	914

Discontinued operations			(390)									(390)

Segment profits (loss) from continued operations	(5,707)	(4,308)	1,078	(7,949)	(21,206)	(1,794)				(13,656)	(25,514)	(716)

Segment profits (loss)	(5,707)	(4,308)	688	(7,949)	(21,206)	(1,794)				(13,656)	(25,514)	(1,106)

Segment assets	40,962	43,221	29,732	760	7,846	26,709	(26,282)	(23,512)	(2,025)	15,440	27,555	54,416

Segment liabilities	6,351	3,872	4,505	27,352	25,520	4,749	(26,282)	(23,512)	(2,025)	7,421	5,880	7,229

Goodwill					4,858	21,229					4,858	21,229

Capital expenditures	172	69	428	2	190	29				174	259	457

*  Segment B operated from August 8, 2000, see note 3.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	SEGMENT INFORMATION (continued):

	c.	Revenues from products and services, classified by each product and service:

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

IDEAL	3,685	5,721	10,687
IVC and network services	2,256	3,691	4,391

	5,941	9,412	15,078

d.	Geographic information:

1)

In 2002, 79% of the Group’s revenues (over 90% in 2001 and 2000) were derived from customers located in the U.S. and the balance was mainly (18% of the Group’s revenues) from one customer located in Italy.

	2)	60% of the long-lived assets of the Group are located in Israel and the balance is located in the U.S..

e.	Revenues from principal customers (single customers each of which exceeds 10% of total revenues in the relevant year)*:

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

Customer A	676	1,725	3,208
Customer B	1,080
Customer C	597
Customer D			2,024

	2,353	1,725	5,232

*  All principal customers relate to segment A.

NOTE 15 -	TRANSACTIONS WITH RELATED PARTIES:

	a.	As to issuance of shares, warrants and options to related parties see notes 9b(1)(a), 9b(2)(b), and 9b(2)(c).

b.

In the reported years, the Company subleased premises to Arelnet, a related party. The Company and Arelnet allocated rent expenses and additional expenses (including taxes, office expenses, phone, mail, etc.) between the companies on a quarterly basis, according to the ratio of numbers of employees of each of the companies.

The Company and Arelnet also signed a management agreement under which Arelnet paid 30% of the salary of the chief executive officer of the Company in consideration for management services given to Arelnet. In August 2001, this agreement was terminated.

Arelnet paid the Company a total of approximately $670,000 in 2001 under the Management Agreement (including tenancy expenses).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

The Group prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP vary in certain respects from U.S. GAAP, as described below:

	a.	Accrued severance pay

Under Israeli GAAP, amounts funded for severance pay funds and managerial insurance policies are deducted from the related severance pay liability. In addition, under Israeli GAAP, the income from such funds is offset against severance pay expenses.

Under U.S. GAAP, the amounts funded as above should be presented as a long-term investment included among the Company’s assets. Also, under U.S. GAAP, income from severance pay funds and severance pay expenses are presented at their gross amount.

	b.	Gain on dilution of interest in a subsidiary

As more fully described in note 2, in 2000, in accordance with Israeli GAAP, the Company recognized a gain on the dilution of its interest in Arelnet as a result of issuance of shares by Arelnet to a third party.

Under U.S. GAAP, gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concern about the likelihood of the realization of the gain by the Company. The Company distributed 2,900,040 shares of Arelnet to shareholders (spin-off). Therefore, under U.S. GAAP, the gain on dilution of interest in Arelnet prior to the spin-off should not be recognized and should be accounted for as an equity transaction.

	c.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise during a period from transactions and other events from non-owner sources. With respect of the Company, in addition to net loss, other comprehensive income includes unrealized holding losses on available for sale securities, net of tax. Israeli GAAP does not have this requirement.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

	d.	Marketable securities

The GAAP difference relates to the following matters:

		1)	Marketable securities, which are classified as “permanent investment” (investment in Arelnet)

Under Israeli GAAP, permanent investments are carried at cost (unless an “other-than-temporary” decline in their value has occurred). Such securities are classified as “available-for-sale” under U.S. GAAP and accordingly marked to market; unrealized gains and losses on these securities (unless an “other-than-temporary” decline in their value has occurred) are reported as “other comprehensive income” under the provisions of SFAS 130 (see also (2) below).

		2)	Statements of cash flows

Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities classified as “trading securities” (see note 1c) are classified as investing activities in the statements of cash flows, while under U.S. GAAP, these securities should be classified as operating activities. Consequently, the operating activities and investing activities under U.S. GAAP would be as follows:

	Year ended December 31,

	2002	2001	2000

	U.S. dollars in thousands

Net cash used in operating activities	(3,231)	(1,143)	(1,260)

Net cash provided by (used in) investing activities	8,209	(7,549)	(841)

3)	Classification of Impairment of Investment in Arelnet Ltd.

In 2002 and 2001, the Company recorded impairment in the value of investment in Arelnet as a result of other than temporary decline in the value of the investment. As a result, the Company recorded, both under Israeli GAAP and U.S. GAAP, approximately $279,000 and $2,890,000 loss under “Impairment of Investment in Arelnet Ltd.” in the statement of operations of 2002 and 2001, respectively. Under Israeli GAAP this amount was included as a component of non-operating expenses while under U.S. GAAP the impairment loss should be classified as part of the operating expenses.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

The effect on Operating Loss:

	Year ended December 31,

	2002	2001

	U.S. dollars in thousands

Operating loss as reported in these financial statements under Israeli GAAP	(13,479)	(23,507)
Effect of the classification of Impairment of investment in Arelnet Ltd. As an operating expense	(279)	(2,890)

Operating loss under U.S. GAAP	(13,758)	(26,397)

e.	Loss per share (“EPS”)

Israeli GAAP relating to computation of EPS are described in note 1m. As applicable to the Group, the main difference between the Israeli GAAP and the U.S. GAAP methods of EPS computation is that shares to be issued upon exercise of warrants and options where the exercise of which is probable, are taken into account in the computation of basic loss per share under Israeli GAAP, whereas under U.S. GAAP - only the weighted average number of shares actually outstanding in the reported year is taken into account in computing basic loss per share while shares to be issued upon the exercise of warrants and options are included in the computation of diluted loss per share. Also the effect of including the incremental shares from the assumed exercise of warrants and options is calculated under Israeli GAAP based on the full number of outstanding warrants and options and imputed interest on the assumed proceeds from the exercise of such warrants and options, rather than the treasury stock method under U.S. GAAP.

f.	Accounting for Goodwill

Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 years. For U.S. GAAP purposes, the Company adopted FAS 142 as of January 1, 2002. In conjunction with the adoption of FAS 142, the Company discontinued amortizing the goodwill and completed its transitional impairment review of goodwill. The Company has determined that there is no indication of impairment with respect to goodwill as of January 1, 2002.

The Company identified its various reporting units, which consist of its reportable segments and for which separately identifiable cash flow information is available. The goodwill was allocated to segment B.

On September 2002, as a result of the continuing decline in the market which resulted in the restructuring program discussed in note 13d, the Company wrote down the balance of the goodwill which under U.S. GAAP amounted to $4,858,000 (the carrying amount of goodwill as at adoption date of FS 142 - January 1, 2002).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

The following table, in accordance with FAS 142, summarizes the Company’s reported results adjusted to eliminate the effect of amortization of goodwill, as of January 1, 2000:

	Year ended December 31,

	2002	2001	2000

	U.S. $in thousands (except loss per share)

Loss - under US GAAP	(13,656)	(25,514)	(1,519)
Add, amortization of goodwill		1,795	878

As adjusted	(13,656)	(23,719)	(641)

Loss per share - basic and diluted under US GAAP	(1.06)	(1.98)	(0.15)
Add - amortization of goodwill		0.14	0.09

As adjusted	(1.06)	(1.84)	(0.06)

g.	Impairment of long-lived assets

For U.S.GAAP purposes the Company adopted in 2002 FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”).  FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Under Israeli GAAP the Company used the methodology, as described in note 1n, for purpose of evaluating its long-lived assets.

h.	FAS 123 pro-forma information

Had compensation cost for the Company’s plans been determined based upon the fair value of the awards granted as of the grant dates consistent with the method of SFAS 123, the Group’s loss and loss per share under U.S. GAAP would have been changed to the pro-forma amounts indicated below:

	Year ended December 31

	2 0 0 2		2 0 0 1		2 0 0 0

	As reported	Pro-forma	As reported	Pro-forma	As reported	Pro-forma

	U .S . d o l l a r s i n t h o u s a n d s

Loss	(13,656)	(14,045)	(25,514)	(26,113)	(1,519)	(1,869)

Loss per basic and diluted share.	(1.06)	(1.09)	(1.98)	(2.03)	(0.15)	(0.18)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

	i.	The effect of these GAAP differences on the consolidated financial statements are as follows:

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

1)	The effect on loss and comprehensive loss:

	Loss as reported in these financial statements under Israeli GAAP	(13,656)	(25,514)	(1,106)
	Effect of the treatment of gain on dilution of interest in a subsidiary			(413)

	Loss under U.S. GAAP	(13,656)	(25,514)	(1,519)

	Other comprehensive loss:
	Unrealized losses on investment in Arelnet	(279)	(2,600)	(290)
	Less- reclassification adjustment for losses included in net loss	279	2,890

	Other comprehensive loss	-,-	290	(290)

	Comprehensive loss	(13,656)	(25,224)	(1,809)

2)	The effect on loss per share:

		Year ended December 31

		2002	2001	2000

	Under U.S. GAAP:
	Basic and diluted - in dollars:

	Continued operations	(1.06)	(1.98)	(0.07)
	Discontinued operations			(0.08)

		(1.06)	(1.98)	(0.15)

	Weighted average number of shares issued and outstanding (in thousands) - used in computation of basic and diluted EPS	12,856	12,856	10,334

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

	3)	The effect on shareholders’ equity:

	Year ended December 31

	2002	2001*	2000*

Shareholders equity as reported in these financial statements under Israeli GAAP	8,019	21,675	47,187
Effect of the treatment of gain on dilution of interest in a subsidiary (affects retained earnings)	(944)	(944)	(944)
Effect of the treatment of gain on dilution of interest in a subsidiary (affects capital surplus)*	944	944	944
Effect of available for sale securities		(2,890)	(290)
Less - reclassification adjustment for losses included in net loss		2,890

Shareholders equity under U.S. GAAP	8,019	21,675	46,897

*

Restated - as discussed in b above, under US GAAP, gain on dilution is recorded directly in equity, while under Israeli GAAP it is recorded in the statement of operations. Accordingly, there is no difference relating to this gain, between Israeli and US GAAP total shareholders equity. Consequently, prior years data was adjusted to reflect the effect of this gain on capital surplus.

j.	Recently issued accounting pronouncements in the United States:

	1)	FAS 143

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.”(“FAS 143”) . FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the company). The Company does not expect the adoption of FAS 143 to have a material effect its consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

	2)	FAS 145

In April  2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”).  Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of FAS 145 to have a material effect its consolidated financial statements.

	3)	FAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (FAS-146).  FAS-146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring).  FAS-146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan.  FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. Since any future restructuringwill depend on facts and circumstances, as of the date of these financial statements it is not possible to determine the impact of this standard on the consolidated financial statements.

	4)	FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS 148 in these consolidated financial statements and the accompanying notes.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

	5)	FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

	6)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities  (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.