Form 20-F
period 2003-12-31
AREL COMMUNICATIONS & SOFTWARE LTD
filed 2004-06-24
CIK 920214

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003     Commission File Number 333-12076

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel
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

------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in Israel.  As applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein, such accounting principles vary in certain aspects from accounting principles generally accepted in the United States, as indicated in Note 15 to our consolidated financial statements included herein.  All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

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

We have experienced, and expect to continue to experience, significant quarter-to-quarter fluctuations in our results of operations as a result of a variety of factors, including:

•	long sales cycle ranging from 6 months to 2 years;

•	the size and timing of individual orders, especially with respect to our Arel Spotlight application suite for conferencing, collaboration and corporate training applications;

•	competition and pricing;

•	customer order deferrals in anticipation of introduction or enhancement of products by us or our competitors;

•	availability of bandwidth;

•	market acceptance of new products;

•	research and development costs;

•	technological changes;

•	changes in our operating expenses;

•	personnel changes;

•	foreign currency exchange rates;

•	mix of products sold;

•	quality control of products sold;

•	difficulties in complying with e-Learning, video-conferencing and telephony standards;

•	risks related to entering the conferencing and collaboration market;

•	political unrest in Israel; and

•	general economic conditions.

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

The conferencing and the interactive distance learning markets are extremely competitive. In the fully synchronized video, voice and data conferencing market, the landscape of our competitors includes companies such as Polycom, Inc., Webex, Placeware (acquired by Microsoft in 2003), Centra Software, Inc. (CTRA), InterWise Ltd, and First Virtual Communications (FVCX). We expect to continue to be exposed to new competitors in the near future. In the interactive distance learning market, our primary direct competitor is One Touch Systems, Inc.  We have also encountered competition from IBM, with its Lotus Learning Space product, and limited competition from companies, such as Docent, Inc., Saba Software, Inc. and SkillSoft, Plc., which have business relationships with our direct competitors.

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

Between the years 2000-2002, we did not generate net income on an annual basis. We incurred net losses of $1,106,000 (including amortization of goodwill of $878,000), $25,514,000 (including amortization and impairment of goodwill, restructuring and impairment of property and equipment, and impairment of investment of $20,222,000), and $13,656,000 (including amortization and impairment of goodwill, restructuring and impairment of property and equipment, and impairment of investment of $7,438,000) in 2000, 2001, and 2002, respectively. Although we generated net income of $473,000 in 2003, our unaudited figures for the first quarter of 2004 show that we incurred a net loss of $1,005,000 in the first quarter of 2004, and we may continue to operate at a loss in the future and may not achieve profitability.

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

We depend on single-source suppliers.

Most of the parts and components which we use to manufacture and assemble our products are available from several sources. However, we purchase certain components from single-source suppliers. If we are forced to use alternative parts or components, we may have to make certain changes in the design of our products that use such components. This could result in delays and interruptions in shipments.  A shortage of single-source components or our inability to timely develop or obtain alternative sources, if required, would negatively affect our operations.

Our products employ proprietary technology, which is difficult to protect.

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

Our ability to compete successfully depends in part on our ability to operate without infringing upon the proprietary rights of others.  Possible infringement claims could harm our business by requiring us to pay royalties or to change our manufacturing processes. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, there can be no assurance that we will not become party to such claims in the future.

Certain of our activities make use of intellectual property owned by third parties.  We believe that we are in compliance with the licensing agreements with the owners of these rights and that the licensing agreements adequately protect our rights.  Failure to maintain our licenses could harm our business.

The corporate training market for our ICP-based Arel Spotlight Campus application is still developing.

The corporate training market for our Arel Spotlight Campus e-learning solution for continuous blended live and on-demand courses has begun to develop significantly only in recent years and is rapidly evolving.  As a result, we are uncertain about market demand for, and acceptance of, our solutions and the future growth rate of these markets.  We cannot assure you that the market for our Integrated Conferencing Platform™ (“ICP”) based Spotlight Campus application will develop, or that this system or product will be widely accepted. If the markets fail to develop, develop more slowly than we expect or evolve differently than we anticipate, our business, financial condition and results of operations could be negatively affected.

The conferencing/collaboration market for our ICP-based Arel Spotlight Meeting and Webinar applications is still developing.

During the course of 2002, we made a strategic decision to expand our served market by providing an integrated ICP-based enterprise software solution for conferencing and training applications for converged IP networks. Converged networks are IP based networks capable of simultaneous and merged transmission of all of the data, voice and video requirements of an organization. This market is still in its first stages and may take a few years to mature and stabilize. Companies may be reluctant, in the near future, to run live video-related traffic as a corporate-wide solution and may only begin by implementing monitored pilots. If the market for fully integrated video, voice and data solutions over converged networks fails to develop, develops more slowly than we expect or evolves differently than we anticipate, our business, financial condition and results of operations could be negatively affected.

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

We will need to attract and retain qualified employees, particularly technical, managerial and research and development personnel.  The competition for such personnel is intense.  We may not be able to retain our employees or recruit additional qualified personnel.  In addition, our inability to recruit additional technical personnel in a timely manner would be detrimental to our research and development programs.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in North America, and we have increased our efforts to develop business in Europe and the Far East. We are subject to all of the risks inherent in international business activities including the following:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability;

•	fluctuations in currency exchange rates or restrictions on conversion of foreign currencies;

•	reduced protection for intellectual property rights in some countries;

•	burdens relative to complying with a wide variety of foreign laws and regulations;

•	potentially adverse tax consequences; and

•	the failure to obtain approvals from foreign governmental bodies.

To date, we generally have not experienced any material difficulties in collecting accounts receivable as a result of our international sales.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders will suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. The determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares. (See Item 10.  “Additional Information” – “ Taxation” – “Passive Foreign Investment Companies”).

The spread of the SARS epidemic or other epidemics could seriously harm our profitability.

SARS is a flu-like virus which first appeared in China in November 2002. To date, there have been thousands of cases reported worldwide with hundreds of fatalities. Due to the ease with which SARS can spread, medical experts recommend placing people who have contracted SARS into quarantine. Although there have been cases of SARS reported in various regions, SARS was most prominent in Asia and specifically China and Hong Kong. The previous spread of SARS resulted in a slowdown in our business in China, Singapore, Thailand and Taiwan, where most of our operations in the Far East are situated. Recently, the spread of SARS has been reasonably brought under control. However, in the event of an outbreak of SARS, or other contagious diseases, our ability to travel to selected areas may be limited, and our ongoing projects and future sales in such areas may be adversely affected.

Exchange rate fluctuations could increase the cost of our operations.

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and fluctuations in the U.S. dollar/NIS exchange rate have no material effect on our revenues. Inflation and U.S. dollar exchange rate fluctuations may, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar. We strive to limit our exposure to currency fluctuations mainly through “natural” hedging; but we are likely to remain exposed to exchange rate fluctuations, which may increase the cost of our activities.

The government programs and tax benefits we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future.

We currently participate in certain government programs and receive certain Israeli government grants and tax benefits.  In order to maintain our eligibility for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets.  In addition, some of these programs may restrict our ability to manufacture products or transfer technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced. We could also be required to refund payments previously received under these programs or pay certain taxes or penalties.  We cannot guarantee that these programs or tax benefits will be continued in the future, at their current levels, or at all.  If these programs or tax benefits are discontinued, our business, financial condition and results of operations could be materially adversely affected.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, our costs of being a public company have increased. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, has increased the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may further increase the fees of our professional advisors in the future and may cause our insurance premiums to rise.

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

Due to the recent downturn in the world economy, the securities markets in general have experienced increased volatility which has particularly affected the market prices of equity securities of many high-technology companies, particularly those in the fields of communications, software and Internet, including companies that have a significant presence in Israel.  Although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, they may experience difficulties in raising the additional financing necessary to effectively operate and grow their businesses.  The history of low trading volume in our ordinary shares, incidents of unrest and terrorist activity in Israel and the volatility of the securities market in general, and in particular in relation to our ordinary shares, may affect our ability to raise additional financing in the future.

Market sales of large amounts of our shares eligible for future sale may lower the price of our ordinary shares.

As of June 1, 2004, we had 13,128,466 ordinary shares outstanding, of which, 8,461,410 ordinary shares are freely tradable.  The remaining 4,467,056 ordinary shares outstanding are “restricted securities,” as that term is defined under Rule 144 of the Securities Act of 1933, as amended.  However, we are currently contemplating the registration of a portion of these restricted securities, which would therefore become freely tradable at such time as an F-3 registration statement, to be prepared pursuant to the Securities Act of 1933, for the registration of such ordinary shares becomes effective. Approximately 2,469,912 of the restricted securities have been held for over two years, therefore, they may be sold under Rule 144 without regard to the volume limitations and other restrictions of Rule 144, except by holders who are deemed to be our affiliates.  In addition, there are ordinary shares issuable upon the exercise of warrants and options that we have previously granted.

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

Selling and buying our securities may be more difficult since they were transferred from the NASDAQ National Market to the NASDAQ Small Cap Market.

Our ordinary shares were delisted from the NASDAQ National Market on September 3, 2002, and are currently traded on the NASDAQ Small Cap Market. Consequently, selling (and buying) our securities may be more difficult because of:

•	a possible reduction in security analysts’ and the news media’s coverage of us; and
•	provisions included in the formation documents of many institutions that limit their ability to acquire securities traded on the NASDAQ Small Cap.

These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

Our shares are subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended.  The Rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors.  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale.  Consequently, the rule may affect the ability of broker-dealers to sell our ordinary shares and may affect the ability of holders to sell our ordinary shares in the NASDAQ Small Cap Market.

We do not expect to distribute cash dividends.

We have never paid a cash dividend and do not expect to pay cash dividends in the foreseeable future.

Risk Factors Related to Operations in Israel

Conditions in Israel affect our operations.

We are incorporated under the laws of, and our offices and most of our research and development and operation facilities are located in, the State of Israel.  Although almost all of our sales are made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.  Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and its Arab neighbors.  In addition, Israel and companies doing business with Israel have been the subjects of an economic boycott by the Arab countries since Israel’s establishment.

Although Israel has entered into various agreements with certain Arab countries and the Palestine Liberation Organization, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, there has been an increase in unrest since September 2000, which has continued with varying levels of severity into 2004.  We do not believe that the political and security situation has had any material impact on our business. However, some potential customers have been more hesitant to do business with us due to the political and security situation in Israel. In addition, certain of our business partners and potential partners from Europe and the Far East have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We can give no assurance that security and political conditions will have no deleterious effects on our business in the future.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations.  Furthermore, most of our research and development and operation  facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume manufacturing, we could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facility. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot predict whether a full resolution of these problems will be achieved or the nature of any such resolution.

The results of our operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to the increase in terrorist activity and the renewed Palestinian uprising, there have been significant call ups of military reservists, and it is possible that there will be additional call-ups in the future.  Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service.

It may be difficult to enforce a U.S. judgment against us, our U.S. resident officers and directors and the Israeli experts named in this annual report.

Service of process upon those of our directors and officers that do not reside in the United States or upon the Israeli experts named herein, may be difficult to effect within the United States. Accordingly, you may not be able to enforce any judgment obtained in the United States against us or such individuals or entities in the United States.

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

Provisions of Israeli law may delay, prevent or make difficult a merger or an acquisition of our company, which could prevent a change of control and therefore depress the price of our ordinary shares.

Provisions of Israeli corporate or tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us.  The Israeli Companies Law, 5739-1999, known as the Companies Law, generally requires that a merger be approved by a company’s board of directors and by shareholder vote at a shareholders’ meeting that has been called on at least 21 days’ advance notice.  Any creditor of a merging party may seek a court order blocking the merger if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of any party to the merger.  Moreover, a merger may not be completed until at least 70 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition.  In addition, a body of case law has not yet developed with respect to the Companies Law.  Until this happens, uncertainties will exist regarding its interpretation.

Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws.  For example, Israeli tax law may subject a shareholder who exchanges our ordinary shares for shares in another corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may delay, prevent or make more difficult a merger or acquisition involving our company.  This could prevent a change of control in our company and limit a shareholder’s ability to receive a premium in a change of control transaction.

ITEM 4.	INFORMATION ON THE COMPANY.

History and Development of the Company

Our legal and commercial name is Arel Communications and Software Ltd.  We were incorporated in Israel in 1982 and organized pursuant to the Israel Companies Ordinance, which was replaced in February 2000 by the Israel Companies Law.  Our executive offices are located at 22 Einstein Street, Park Hamadah, Building 22, Post Office Box 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel, and our telephone number is +972-8-940-7711.  Our website is www.arelcom.com.  Information on our web site is not incorporated by reference in this registration statement.

Arel Communications and Software Ltd. (“Arel” or the “Company”) has been a leading provider of end-to-end interactive distance learning systems since 1997. During 2002, the Company expanded its target market, and today Arel offers an integrated video, voice and data conferencing solution enabling corporate communication and e-learning applications.

Recent Developments

Since January 1, 2003, the following important events have occurred:

Share purchase, tender offer and resignation of the chairman of our board of directors

Our largest shareholder, Clayton L. Mathile is in the process of increasing his 22.5% holdings in our Company, by up to another 12%. The chairman of our board of directors, Mr. Izhak Gross, has agreed to sell to Mr. Mathile his 6.4% stake in our Company, amounting to 842,619 shares, at a price per share of $4.75. In accordance with Israeli law, Mr. Mathile launched a partial tender offer, pursuant to which he offered to purchase 5% of our shares for the same price of $4.75 per share. Mr. Gross has agreed to sell his shares to Mr. Mathile in the tender offer.  Shares held by ordinary shareholders that are tendered to Mr. Mathile will be accepted on a pro rata basis.  Within ten days following the tender offer, Mr. Mathile will purchase shares held by Mr. Gross not purchased in the tender offer.

Upon the consummation of the sale of his shareholdings, Mr. Gross will resign from our board of directors. As agreed upon previously in an agreement by and between us and Mr. Gross, upon his resignation, Mr. Gross shall receive his monthly salary of $12,500 and other benefits customary in Israel for the six-month period following his resignation, including payments of $520 for every accrued but unused vacation day. As of the date of the filing of this report, Mr. Gross had 198 accrued yet unused vacation days.

Establishment of Arel Communications and Software EMEA, SAS.

In the first quarter of 2004, we established Arel Communications and Software EMEA, SAS, our wholly-owned subsidiary in France, in order to increase our European presence through the establishment of a European sales and marketing office. The objective of this operation is to promote Arel’s products and services in Europe, the Middle East and Asia. In January, we recruited our Vice President of operations, Eric Le Guinec, a person with extensive business and operations background. The subsidiary is an SAS (in French: Societe par Actions Simplifiee) entity.

Settlement of dispute with W2Com.

In March 2004, we settled our dispute with W2Com. Pursuant to the Settlement and Release Agreement, which was entered into in October 2003,  (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow were returned to us, and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. In accordance with the Israel Company’s Law, the 200,000 shares that were returned to us have become dormant shares. For more information regarding the W2Com settlement, see Item 7, “Related Party Transactions.”

Separation Agreement with Mr. Zvi Klier.

In May 2004, our former President, Mr. Klier, ended a term of thirteen years of dedicated service to our Company. Mr. Klier had served us in various roles since 1991. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For more information about the separation agreement, see Item 7 “Related Party Transactions.”

For information regarding our principal capital expenditures and divestitures in the last three financial years see Item 5. “Operating and Financial Review and Prospects.”

Business Overview

The Market

We are in the business of providing interactive voice, video and data web communication solutions for conferencing, collaboration and corporate training applications that enable content, audio and video interaction in real time between large numbers of participants at remote locations. As the global market expands, corporations, universities, governmental agencies and other organizations seek collaborative solutions that efficiently provide content and enable audio and video interaction with large numbers of participants at remote locations on their desktops.  In order to achieve this objective, we develop, market and sell an integrated suite of enterprise software applications that allows geographically dispersed users to work together in groups, attend online seminars, or webinars, and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues. The Arel Spotlight™ application suite consists of Spotlight Meeting™, Spotlight Webinar™ and Spotlight Campus.™  Our enterprise software allows users to speak, share data, share applications, chat and see one another, all in real time.

All Arel Spotlight applications are designed using our Integrated Conferencing Platform™ (ICP) core software. ICP is a scaleable, secure, and network-friendly software platform architected from the ground up to deliver synchronized, real-time voice, video and data communication over converged IP (Internet Protocol) networks. ICP provides seamless interoperability with existing video conferencing, Public Services Telephone Networks (PSTN) and satellite based corporate network infrastructures, and easy integration with existing corporate knowledge-ware and information management systems.

Our universal conferencing software is an on-premise solution designed for enterprise wide deployments. Our solution utilizes the existing IP network and preserves prior investment in legacy video and voice systems. It also enables large enterprises to migrate from ‘off-network’ pay per usage services to an ‘on-network’ solution for greater control, cost-saving and integration with internal systems. Arel’s ICP-based Spotlight application suite offers the following universal conferencing capabilities to enable enterprises to extract the greatest value from their network and information system infrastructures:

•	Universal media support for coordinated, real-time voice, video and data streams;
•	Universal network support for seamless traversal of firewalls and proxies, and bandwidth QoS (quality of service) for all media streams on converged IP networks;
•	Universal protocol support for interoperability with existing PSTN, videoconferencing and satellite networks;
•	Universal application-level support for easy integration with information management systems and context sensitive contextual collaboration; and
•	Universal client support for ubiquitous connectivity from any end-user computing device.

Our universal conferencing technology allows users with different types of end-points (including desktops, laptops, interactive response units, and even wireless handheld devices) to participate in live and archived on-demand sessions over various networks (ranging from narrowband to broadband, Intranet, Virtual Private Networks (VPNs) to the Internet). Our ICP-based rich-media, real-time communication software makes meetings more effective and facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management.

Products

Our integrated Spotlight application suite consists of Spotlight Meeting, Spotlight Webinar and Spotlight Campus, and provides a comprehensive enterprise communications solution for:

•	One-to-many live interactive broadcasts and webinars;
•	Training and distance learning with evaluation measures;
•	Multipoint videoconferences for work groups;
•	One-on-one collaborative meetings;
•	On-demand sessions with interactive playback features;
•	Rich-media content authoring; and
•	Content distribution.

Spotlight Meeting is a highly collaborative interactive solution designed for small work-groups collaboration, which supports ad-hoc or pre-scheduled meetings.

Spotlight Webinar is a presenter-led solution for live and on-demand viewing of one time knowledge delivery events to any size audience, which supports a self registration process.

Spotlight Campus is an instructor-led e-learning and distance training solution designed for continuous blended live and on-demand courses, which includes powerful assessment, evaluation and content authoring tools.

Live Interaction

Spotlight Meeting, Spotlight Webinar and Spotlight Campus all share a common user interface for live interaction which incorporates the foundations of dialogue - high quality video for face-to-face interaction, clear audio, and rich supporting visuals and virtual collaboration. This interface includes integrated multiple video windows, application and data sharing, chat, questions, whiteboard and recording capabilities, all of which are designed to enable a feeling of teamwork while in the conferencing environment.

More specifically, Arel Spotlight offers the following interactive capabilities:

•	Multipoint video, designed to provide a sense of social presence and allow for communication through body language to enhance and affirm understanding;
•	Optimized application sharing, designed to allow for productive collaboration sessions with improved image quality and low latency;
•

Creation of rich media agendas in preparation for a session containing items such as slides, web pages, documents and movie clips created using popular software applications, and the ability to add content items “on-the-fly” during the live session;

•

Full featured web client, designed to give users complete real-time voice, video and data interactivity as well as no-install web client and telephony access for attending via regular phone or cell phone;

•	“Over the shoulder” control, which allows moderators to remotely view and control an attendee’s desktop or any other application;
•	Non-intrusive private and public chat between attendees;
•	Color-coded whiteboard, enabling content annotations by multiple participants;
•	The ability to use snapshots for annotating application sharing interactions;
•	The ability for moderators to invite attendees “on-the-fly” during the live session using the Spotlight directory or MSN Messenger contact list;
•	Sharing of moderator privileges between different attendees during a live Spotlight Meeting;
•	Moderator ‘power controls,’ designed to allow for muting and ejecting attendees;
•	Polling capabilities, designed to enable attendees to answer questions, vote and provide feedback during sessions; and
•	The ability for moderators to record live sessions for subsequent on-demand viewing.

Arel Spotlight Web Management and Administration

The Arel Spotlight portal provides users with access to Spotlight Meeting, Spotlight Webinar and Spotlight Campus administration tools for session creation and scheduling, agenda and content viewing, inviting attendees, easy data exchange, etc.

Easy creation and scheduling of sessions

Users can create and launch a session by entering a topic name and clicking a “start” button, invite attendees using the Arel directory or an instant messenger contact list, and invite external guests via email.

E-mail invitations and reminders

Users have access to customizable e-mail invitations and reminders, which  include direct links for entering sessions. First time users will be prompted to install the Arel Spotlight client software. Moderators can schedule reminder emails to be sent before a session.

Instant meetings

Arel Spotlight instant meeting capabilities enable users to swiftly launch, without prior reservation, a private meeting room using a personal link, which can be shared instantly via instant messaging or email.

Session registration

Live sessions can be either “open” or “by invitation only.”  Moderators can create an open session by distributing a link that will enable joining the session without the need to be invited. Guests can easily join a session directly within the login page.

Microsoft Outlook Integration

Moderators can schedule and manage Arel events directly from Outlook. Participants can view and join upcoming Arel events from the Outlook calendar. Participants can import all their scheduled sessions to their Outlook calendar.

Spotlight Client Types & Access Methods

Arel Spotlight applications support different client types and access methods to ensure that attendees can participate in conferencing and collaboration events in the manner that takes full advantage of interactive voice, video and data, as determined by the available capabilities of different end user devices.

The Spotlight LIVE rich-media client provides a full set of interactive voice, video and data collaboration capabilities. A ‘no-install’ web viewer can be used in limited bandwidth environments or in cases in which downloading client software is not authorized. PSTN dial-in connections for voice participation by phone are also supported as an alternative to fully integrated voice, video and data over IP.

Integrated Conferencing Platform (ICP) Core Software

ICP is the central component of all Spotlight applications. Designed from the ground up to provide synchronized real-time voice, video and data sharing over converged IP, ICP uses Microsoft .NET client-server architecture to provide scalability, reliability and performance, while optimizing the use of bandwidth.

ICP core software consists of:

•	Application Server, for handling messaging between Spotlight clients, collaboration functionality, audio and video distribution and conferencing and discussion groups.

•

Audio/Video Server, for handling all audio and video interaction, conferencing and distribution. The audio/video server can support up to hundreds of concurrent users, based on the nature of the communications protocol, connection speed, CODEC, which is the video standard for transmitting and receiving video streams, and the number of attendees or sessions.

•

Web Server, provides a web services interface to the database and delivers live and on-demand content. ICP requires Microsoft Internet Information Server (IIS) and uses .NET technology to exchange data between the different clients, the different servers and the database.

•

Database and Management Server, for content authoring and assembly, learning management, scheduling, content management, and reporting/evaluation tools. The information managed by this server database includes:

• Users administrative information;
• Organizational structure and group management tools;
• Site information and inventory management;
• Sessions administrative data;
• Content management (but not the content itself);
• Courses, lessons, tracks and scheduling;
• Registration information (personal and by group);
• Records of all attendance and performance of participants;
• Records of all logins and logouts;
• Records of client type used;
• Records of connection type used (PSTN or VOIP); and
• System configuration and parameter information.

•	Optional ICP components include:
•	Media server for streaming recorded video-enabled sessions; and
•	PSTN gateway for enabling voice participation by phone rather than voice over IP.
Special Spotlight Campus Functionality for Distance Learning Applications

Spotlight Campus supports several specialized learning tools for training applications.  This full-featured training solution is designed to cover all aspects of large corporate learning, knowledge exchange and communications needs.

•

The Spotlight Campus portal provides users with access to both personal and administrative data. Participants can launch and attend live and recorded on-demand sessions, preview course content, take off-line, on-demand quizzes, and communicate with presenters and expert assistants. The portal also includes information regarding course details and scheduling, registration, presenters, individual progress, grades, and accreditation.

•

Arel Spotlight On-Demand extends the benefits of live delivery, enabling asynchronous transmission of interactive self-paced sessions to increase the versatility and flexibility of the Arel’s ICP-based solution. Advanced recording of live sessions ensures the delivery of synchronized, high-quality video and rich content, maintaining the indexing and interaction of content such as questions and tests. Interaction which occurs during the live session is recorded, including chat sessions, saving all of the content. Attendance, performance, and grades are sent over the network during the participation in the recorded session for traceability and evaluation purposes. Full off-line and CD-ROM publishing of the sessions are available.

•

Arel Presenter: Arel Presenter enables the delivery of different types of rich, interactive content to remote desktop participants, with control over the video size, remote content navigation, and live interaction. The single application screen is similar to the remote participant’s desktop application. The entire session can also be recorded enabling participants to take the session on-demand.

•

Arel Learning Manager: Designed to take advantage of Arel’s ICP core software platform, Spotlight Campus is equipped with a built-in database and management server that handles the administration and control of curriculum content and participants. The learning manager offers registration and management of participants, presenters, sites, course scheduling and server configuration. Arel Learning Manager’s built-in import/export mechanism allows for integration with external LMS’s (learning management system) and HR databases.

•

Arel Author: Arel Author is a stand-alone authoring and content assembly application that enables the presenter or content developer to pre-plan the lesson’s sequence of content and activities (agenda). This application supports various content item types such as PowerPoint slides (including animation), Web pages and graphics, video clips, customized question layouts and templates, tests, presenter notes, and allows for control over display and navigation parameters.

•

Arel Producer: Arel Producer enhances Arel’s on-demand capabilities by offering a post-production editing environment. Arel Producer enables the user to modify and edit recorded sessions by cutting out undesired items, changing the item’s order, replacing outdated content, and replacing old presentations with recently recorded segments.

•

Arel Evaluator: Arel Evaluator is a Web-based tool for real-time reviewing, comparing and analyzing of participant performance and attendance. Evaluator provides the presenter or administrator with statistics and information about individuals, groups, and site progress at the course level or at the level of any of its components (lessons, tests, surveys, and questions).

•

Arel Reporter: Arel Reporter is designed for training administrators and presenters to automatically generate standard and customized reports. The user may create customized administrative and performance reports or choose from more than 40 standardized formats. It is possible to export Arel’s reports to different popular formats such as Microsoft Excel.

•

Arel VirtualClass: Operating over any type of broadband network, VirtualClass brings the classroom to the participants, reducing training costs and enabling real-time interactivity and just-in-time distribution. While live video and media-rich content is displayed on a TV monitor, each remote VirtualClass site is equipped with a PC-based controller that manages audio and data interaction via Interactive Response Units (IRUs).

Sales, Distribution and Marketing

We market Arel products through our U.S. subsidiary, Arel Communications and Software, Inc., our French subsidiary, Arel Communications and Software EMEA, SAS, and through independent value added resellers (VARs) and agents worldwide. As of May 31, 2004, 18 in-house sales and system engineering personnel market and support our systems. We have established relationships with several integrators and value added resellers including: Convergent Media Systems, Canadian Business Television and SpaceNet in North America, as well as Comiris, Recoh and VTEC in Europe. We seek to establish value added reseller relationships with business television services providers that are integrators of video broadcasting and networking projects for large and dispersed corporations.

Over 85% of our sales for the last three years have been in the United States.  In 2003, we had 2 customers who each accounted for over 10% of our revenues. In 2002, we had 3 customers who each accounted for over 10% of our revenues. In 2001, one of our customers accounted for over 10% of our revenues.  Our business is not seasonal.

For further information and for a breakdown of our total revenues by category of activity for each of the last three financial years see Item 5. “Operating and Financial Review and Prospects.”

Competition

Our ICP-based Spotlight software for interactive web communication is used for conferencing, collaboration and corporate training application. The interactive web communication market is composed of players that come from 3 converging markets. The first is video-conferencing solutions (the overwhelming majority of the North American market being shared by Polycom, Inc. and Tandberg). The second is web-based collaboration solutions and is dominated by two companies, which are application service providers (ASP) and operate under hosted services business models: Webex Communications, Inc., and Placeware, Inc. (acquired in the first quarter of 2003 by Microsoft). The third is the delivery of rich media business communications solutions for interactive voice, video and data applications. Several of the players in this market, which is the smallest yet fastest growing market of the three, are expanding their focus from e-learning applications to conferencing and collaboration. We focus on this rich-media business communication market.  Our competitors in this market are First Virtual Company (FVCX), Centra Software, Inc. (CTRA) Interwise, Ltd. and Raindance (RNDC). Most of our customer base consists of companies that have chosen our solution over the offerings of our competitors. In video-conferencing, the competitive solutions lack the seamless integration and synchronization of video and audio, with data collaboration, and the ability to be delivered efficiently over converged enterprise networks. In the web-conferencing arena, the majority of our competitors do not provide video-conferencing capabilities synchronized with their data. Some of our competitors offer their product as a hosted service, which, for normal implementation results in high costs, compared to an in-house CPE-based solution (such as ours) which is installed as an integral component of a corporate information technology system. Companies which today are players in video conferencing and/or web based collaboration markets are evolving their single-media solutions to include rich-media capabilities, and it is reasonable to assume that they will gradually attempt to become significant players in the third market niche. For cases in which the communication network is provided via satellite, our main competitor is One Touch Systems.  In this field, our satellite connectivity supports live video of an instructor, which is comparable to live frontal classroom sessions.  One Touch Systems also offers live video via satellite networks and live interaction using proprietary keypads.

The above information regarding our competitive position is based on both our internal market research as well external market surveys of our industry.

Governmental Regulation Affecting the Company

Our company focuses on research and development and receives grants for such purposes from the Government of Israel. We are thus affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel.  Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products.  In addition, manufacturing of products developed with these grants must be performed in Israel or, if consent to manufacture abroad is received from the Office of the Chief Scientist of Israel, increased royalties will be owed to the Chief Scientist of Israel. Approval must be obtained to transfer technologies developed through projects in which the government participates.  Currently, we have no intention of manufacturing our products abroad. See Item 5. “Operating And Financial Review And Prospects” – “Research and Development, Patents and Licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the Government of Israel.  See Item 10. “Additional Information” – “Taxation.”  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by applicable law, regulations published thereunder and the instruments of approval for certain programs.  In the event of a failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Organizational Structure

We have two wholly owned subsidiaries that we own through our U.S. holding company Arel Holdings, Inc.:  Arel Communications and Software, Inc. and Arel Learning Solutions, Inc., and one wholly owned subsidiary in France, Arel EMEA, SAS.

Properties, Plants and Equipment

In 2003, our executive offices were located in Yavne, Israel. The annual lease payment for 2003 was approximately $85,000. Our executive offices, research and development and manufacturing facilities are currently located in Nes Ziona, Israel. Our lease with respect to such space expires in February 2009.  The lease is for approximately 850 square meters, and on an annualized basis, the lease and maintenance payments for this property are approximately $91,000 for 2004.  Annual lease payments for subsequent years are expected to increase at a rate of approximately 10% each year.  In addition, Arel Communications and Software, Inc. leases office space in Atlanta, Georgia.  The Atlanta lease expires on October 31, 2009. Our annual lease payments for the Atlanta premises are approximately $117,000 a year. Arel Learning Solutions, Inc. has lease agreements for premises in several locations in the United States expiring at various dates through May 31, 2005. Our aggregate annual lease payments for Arel Learning Solutions, Inc. are approximately $65,000. Our rental expenses totaled $188,000, $317,000 and $603,000, in 2003, 2002, and 2001, respectively. In February 2004, we entered into a one-year agreement for the lease of an executive office in Nice, France, servicing our Arel Communications and Software EMEA, SAS operations. Our annual lease payments for the French premises are approximately $20,000 a year. We believe that our current facilities are adequate for our corporate, sales, development and manufacturing operations as currently conducted.  In the event that additional facilities are required, we believe that we could obtain such additional facilities without difficulty and at commercially reasonable prices.

Intellectual Property Rights and Software Protection

Our success and ability to compete are dependant to a significant degree on our proprietary technology.  We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights.  Universal Conferencing, Integrated Conferencing Platform, Arel IDEAL, Arel Spotlight™, Arel Spotlight-On-Demand™, Arel Campus™, Arel Learning Manager™, Arel VirtualClass™, Arel Author™, Arel Evaluator™, Arel Reporter™, The Ultimate Learning Experience, Say IT Show IT Share IT, and the Arel logo are either registered trademarks of Arel or are in the process of being registered. We are currently preparing applications for the registration of Arel Conference and Integrated Conferencing Platform (ICP). Any other trademarks appearing in this document are the property of their respective holders. Our employees who have access to confidential information are required to sign employee invention and secrecy agreements.  We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively important to the portrayal of our financial condition and results of operations and require management subjective judgments. We identified our most critical accounting policies to be those related to revenue recognition. Please refer to Note 1 of our consolidated financial statements, which are included in this Annual Report on Form 20-F for the year ended December 31, 2003 for a summary of all of our significant accounting policies.

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

Recently Issued Accounting Pronouncements

In Israel
Accounting Standard No. 12

In October 2001, the Israel Accounting Standards Board (“the IASB”) issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Accounting Standard No. 17 was issued, postponing the date from which Accounting Standard No. 12 was to be applied until January 1, 2004.

Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel were cancelled and replaced as of January 1, 2004 by Israel Accounting Standard No. 13 - “Effect of Changes in Foreign Currency Exchange Rates,” which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions which appeared in the above-mentioned clarifications.

Since our financial statements are prepared in U.S. Dollars and based on the provisions in paragraph 4 of Israeli Accounting Standard No. 13, at this stage, it is expected that the implementation of these standards will have no effect on our reports of our operating results. We will continue using the U.S. Dollar – the primary currency in which we conduct our operations – to measure our operations.

In the United States

FAS 132 (revised 2003)

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”).” This Statement revises the obligation of employers regarding disclosures relative to pension plans and other postretirement benefit plans. The Statement does not change the measurement or recognition of those plans. The new rules require additional disclosures regarding the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and have been accordingly applied in our 2003 consolidated financial statements. We are currently evaluating the rest of the provisions of the Statement, which have yet to come into effect.

Selected Financial Data

The following selected financial data has been derived from our audited financial statements, including those incorporated in this annual report by reference.

Our financial statements have been prepared in accordance with Israeli GAAP. Israeli GAAP varies in certain respects from US GAAP. The selected financial data below has been reconciled to reflect the effects of US GAAP (see also note 15 to our consolidated financial statements, which are included herein). The financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year ended December 31,
	2003	2002	2001	2000	1999

	U.S. dollars in thousands
Revenues from sales and services	10,118	5,941	9,412	15,078	8,812
Cost of sales and services	3,701	3,604	4,321	8,165	4,010

Gross profit	6,417	2,337	5,091	6,913	4,802
Research and development expenses - net	1,591	2,218	1,943	1,196	724
Selling, general and administrative
Expenses	4,195	6,439	9,323	6,368	2,494
Amortization of goodwill		283	1,795	878
Impairment of goodwill		4,575	14,576
Restructuring expenses and Impairment of Property and Equipment.		2,301	961

Operating income (loss)	631	(13,479)	(23,507)	(1,529)	1,584
Financial income (expenses) - net	(158)	102	883	914	412
Impairment of investment in Arelnet Ltd.		*(279)	*(2,890)

Income (loss) before taxes on income	473	(13,656)	(25,514)	(615)	1,996
Taxes on income				101	51

Income (loss) from continued operations	473	(13,656)	(25,514)	(716)	1,945

Discontinued operations:
Loss from operations				(803)	(706)
Gain on dilution of interest in Arelnet Ltd.				413	531

Total gain (loss) from discontinued operations				(390)	(175)

Net income (loss) for the year	473	(13,656)	(25,514)	(1,106)	1,770

Reconciliation to U.S. GAAP:
Effect of the treatment of gain on dilution of interest in Arelnet Ltd.				(413)	(531)

Net income (loss) under U.S. GAAP	473	(13,656)	(25,514)	(1,519)	1,239

* Under U.S. GAAP the impairment of investment in ArelNet is classified as operating expenses. As a result, operating loss in 2002 and 2001 under U.S. GAAP was $13,758 and $26,397, respectively.

	2003	2002	2001	2000	1999
Basic and diluted net income (loss) per share under Israeli GAAP:
Continued operations	0.04	(1.06)	(1.98)	(0.07)	0.29
Discontinued operations				(0.04)	(0.03)

Net income (loss) per share	0.04	(1.06)	(1.98)	(0.11)	0.26

Basic and diluted net income (loss) per share under U.S. GAAP,
Basic:
Continued operations	0.04	(1.06)	(1.98)	(0.07)	0.26
Discontinued operations				(0.08)	(0.08)

Net income (loss) per share	0.04	(1.06)	(1.98)	(0.15)	0.18
Diluted:
Continued operations	0.04	(1.06)	(1.98)	(0.07)	0.20
Discontinued operations:				(0.08)	(0.06)

Net income (loss) per share	0.04	(1.06)	(1.98)	(0.15)	0.14

	December 31,
	2003	2002	2001	2000	1999

	U.S. dollars in thousands, except number of shares
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,897	10,354	5,382	14,078	2,934
Short-term investments	4,106	129	8,340	2,125	5,344
Total current assets	12,249	14,540	20,208	28,185	15,130
Working capital	7,674	7,538	14,708	21,524	13,476
Total assets	13,478	15,440	27,555	54,416	19,714
Total current liabilities	4,575	7,002	5,500	6,661	1,654
Total long-term liabilities, net of current maturities	391	419	380	568	218
Share capital	4	4	4	4	3
Capital surplus (including warrants and options)	54,155	54,135	54,135	54,133	18,461
Total shareholders’ equity	8.512	8,019	21,675	47,187	17,842
Balance Sheet Data under U.S. GAAP:
Shareholders’ equity	9,017	8,019	21,675	46,897	17,842

Number of shares outstanding	13,055,739	12,855,739	12,855,739	12,855,739	7,869,392

Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	Year Ended December 31,

	2003	2002	2001

	%

Revenues from sales & services	100	100	100
Cost of sales & services	36.6	60.7	45.9
Gross profit	63.4	39.3	54.1
Research and development expenses, net	15.7	37.3	20.6
Selling, general and administrative expenses	41.5	108.4	99.1
Amortization of goodwill		4.8	19.1
Impairment of goodwill		77.0	154.9
Restructuring expenses		38.7	10.2
Operating Income (loss)	6.2	(226.9)	(249.8)
Financial income (expenses), net	(1.5)	1.7	9.4
Impairment of investment in Arelnet Ltd.		(4.7)	(30.7)
Net Income (loss) for the year	4.7	(229.9)	(271.1)

Overview. We operate in two reportable segments, Segment A and Segment B, as follows:

Segment A includes the activities of Arel Communications and Software Ltd. and those of our subsidiary, Arel Communications and Software, Inc. This segment’s activities are focused on designing, producing, marketing, integrating and supporting our Integrated Conferencing Platform (“ICP”), including our traditional e-learning solutions (IDEAL products) on a worldwide basis.

Segment B includes the activities of our subsidiary, Arel Learning Solutions Inc. In 2003, this segment was mainly engaged in interactive video data, and network integration services.

The following table sets forth our revenues from each Segment in the last three years:

	Year ended December 31,

	2003	2002	2001
	U.S. dollars in thousands

Segment A	8,283	3,685	5,721
Segment B	1,835	2,256	3,691

Total	10,118	5,941	9,412

For further information about our products see Item 4. “Information on the Company” – “Products.” For further information regarding our reported segment profit or loss and assets, see note 13b. of our consolidated financial statements, which is included herein as pages F-1 to F-36.

Sales and Services. Sales and services revenues consist of (i) new installations of our products and (ii) the expansion, enhancement and upgrade of our products for existing customers.

In 2003, sales increased by 70%  (or $4,177,000) from $5,941,000 in 2002 to $10,118,000 in 2003. Sales from our segment A (IDEAL and ICP) products amounted to $8,283,000 in 2003, an increase of 125% compared to $3,685,000 in 2002. The increase in sales and services revenues was mainly a result of the successful completion of long sales cycles, as well as the introduction of our new ICP platform, which has contributed to our gain of new customers.

Our company began generating revenues from segment B (interactive video data, and network integration services) on August 8, 2000 (the date of acquisition of W2COM, LLC).  In 2003, revenues from this segment amounted to $1,835,000, a 19% decrease compared to $2,256,000 in 2002. The decrease in revenues in this segment was a result of our company’s decision to shift its focus from the network services business to introducing the ICP solution. As a result, the network services business unit has generated fewer sales compared to 2002.

Our revenues are mainly derived from sales to our customers located in the US. In 2003, sales in the US constituted 94% of our total sales, as compared to 79% in 2002.  In 2003, 2 of our US customers each accounted for over 10% of our revenues.  In 2002, 3 of our US customers each accounted for over 10% of our revenues. In 2003, 99% of our revenues were derived from customers outside of Israel.

Cost of Sales and Services. Cost of sales and services consists of (i) materials, (ii) payroll and related expenses, (iii) subcontractors, and (iv) overhead.

Cost of sales and services increased slightly by 2.7% (or $97,000) from $3,604,000 in 2002 to $3,701,000 in 2003. Cost of sales and services of Segment A in 2003 and 2002 were $2,538,000 and $1,980,000, respectively. Cost of sales and services of segment B in 2003 and 2002 were $1,163,000 and $1,624,000, respectively. In segment A, the cost of sales and services increased slightly despite the significant increase in sales, mainly as a result of a favorable mix of products and services. The decrease of cost of sales and services in segment B was mainly due to a shift in product mix between Network services and Video Integration.

Cost of sales and services decreased by 17% (or $717,000) from $4,321,000 in 2001 to $3,604,000 in 2002. This decrease was primarily due to the decrease in the volume of sales of our products

Gross Profit. Gross profits increased by 175% (or $4,080,000) from $2,337,000 in 2002 to $6,417,000 in 2003. As a percentage of sales and services, the gross profit increased from 39.3% in 2002 to 63.4% in 2003. Gross profit of segment A increased from $1,640,000 in 2002 to $5,745,000 in 2003. Gross profit of segment B decreased from $697,000 to $672,000 in 2003. The increase in the gross profit for segment A is mainly attributed to: (i) increase in volume sales from 2002 to 2003 – part of our cost of sales is fixed, accordingly, the increase in sales resulted in higher gross profit and (ii) favorable mix of products and services in 2003 compared to 2002 – in 2003 a larger portion of sales transactions was software based which carries higher margins. In segment B, despite the significant 19% decrease in revenues, the decrease in gross profit was an insignificant ($25,000) due to the more favorable product mix sales in 2003 compared to the product mix in 2002.

Gross profit decreased 54% from $5,091,000 in 2001 to $2,337,000 in 2002. As a percentage of sales and services, the gross profit decreased from 54.1% in 2001 to 39.3% in 2002. This decrease was primarily due to the decrease in sales mainly in the Segment A from 2001 to 2002.

Research and Development Expenses - Net. Research and development expenses consist primarily of salaries and related costs of employees engaged in ongoing research and development, subcontractors and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenses (before the participation of the Israeli Office of the Chief Scientist (“OCS”)) decreased by 5% from $2,218,000 in 2002 to $2,107,000 in 2003. Net research and development expenses (after OCS participation) decreased by 28% from $2,218,000 in 2002 to $1,591,000 in 2003.  This decrease is attributed to the fact that in 2003, the OCS participated and granted us $516,000, whereas in 2002 we did not receive such grants from the OCS.

In 2002, gross research and development expenses decreased by 21% from $2,804,000 in 2001 to $2,218,000 in 2002. This decrease in research and development expenses was primarily due to the reduction in headcount and in subcontractors costs. Net research and development expenses in 2002 and 2001 (net of OCS participations, which were $0 and $861,000 respectively) amounted to $2,218,000 and $1,943,000, respectively.

We will continue to invest in research and development in order to maintain leading technology in the marketplace especially in developing a narrowband Internet based interactive distance learning solutions, such as Arel Spotlight.

Selling, General and Administrative Expenses. Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation, sales support, travel and travel-related expenses. General and administrative expenses consist of (i) compensation costs for administration, finance and general management personnel, and (ii) office maintenance and administrative costs. Selling, general and administrative expenses decreased 53% (or $2,244,000) from $6,439,000 in 2002 to $4,195,000 in 2003. This decrease is attributed primarily to the reduction in headcount and selling expenses, which began in the third quarter of 2002 as part of a restructuring plan, throughout the company, with an emphasis on Arel Learning Solutions. In 2002, selling, general and administrative expenses decreased by 31% (or $2,884,000) from $9,323,000 in 2001 to $6,439,000 in 2002. During 2002 Arel implemented a restructuring plan in which selling general & administrative costs were reduced to better reflect the market’s and the company’s financial conditions.

Other Operating Expenses. In 2003, we did not incur any impairment charges as we had in previous years. In 2002 and 2001, we recorded impairment charges in respect of goodwill in the amounts of $4,575,000 and $14,576,000 respectively, resulting in the writing-off of the entire goodwill balance in connection with the acquisition of W2COM. We also recorded amortization of goodwill in 2002 in the amount of $283,000 as compared to $1,795,000 in 2001. Since December 31, 2002, no impairment of goodwill has been recorded.

Restructuring expenses.  In 2003, our Company did not record any new restructuring expenses. During 2003, we continued the execution of the restructuring plans we submitted in 2002.  As part of the 2002 programs, we recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. This amount includes: termination of employment of 12 employees at a total cost of $1,007,000 and downsizing and closing of facilities at a total cost of $544,000. In addition, as a result of the restructuring, we recorded a $750,000 non-cash impairment of property and equipment, in respect of leasehold improvements, office furniture and equipment and computer equipment. As of December 31, 2003 the balance of our accrued restructuring costs was $22,000, which is expected to be paid during 2004.

Operating Income (Loss). In 2003, we recorded an operating income of $631,000.  In 2002, we recorded an operating loss of $13,479,000, including amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment. In 2001, we recorded an operating loss of $23,507,000, including amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment.  Excluding amortization and impairment of goodwill, restructuring expenses and impairment of property and equipment, we recorded an operating loss of $6,320,000 and  $6,175,000 in 2002 and 2001, respectively.

Financial Income (Expenses) - Net. Financial income consists of interest income on short-term bank deposits, gain (loss) from the change in market value of securities that we hold and expenses with respect to bank commissions, as well as the influence of US Dollar fluctuations versus the Israeli Shekel. In 2003, we recorded financial expenses of $158,000 compared to a financial income of $102,000 in 2002.  The financial expenses were mainly attributed to the sharp erosion of the US Dollar against the Israeli Shekel during 2003. In addition, interest income decreased during 2003 mainly due to the decrease in the Company’s cash position as well as the continuously decreasing interest rate in the US.

Impairment of investment in Arelnet.  In 2002, we recorded a $279,000 expense for the impairment in the value of our remaining investment in Arelnet shares, according to the fair value of the Arelnet shares on the Tel-Aviv Stock Exchange on December 31, 2002. In 2001, we recorded a $2,890,000 expense for the impairment in the value of our then remaining investment in Arelnet shares. No changes occurred in 2003 relative to this investment. As of December 31 2003, our investment in ArelNet amounted to $125,000.

Net Income (Loss). In 2003, we recorded net income of $473,000, compared to net losses of $13,656,000 and $25,514,000 in 2002 and 2001, respectively.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. Inflation, therefore, has not had a material effect on our business.

Liquidity and Capital Resources

At December 31, 2003 and December 31, 2002, we had cash and cash equivalents of $3,897,000 and $10,354,000, respectively. In addition, we had short-term investments in the form of marketable securities and short-term bank deposits, valued at $4106,000 and  $129,000, respectively, which we believe can be readily sold to obtain additional cash as needed. All debt obligations are on our balance sheet.   At December 31, 2003, we had working capital of $7,674,000 and a current ratio (current assets to current liabilities) of 2.67:1. Since our inception, our operations have been funded through capital contributions, bank loans, private investments, research and development grants and cash flow from operations. The balance of our NIS monetary assets and monetary liabilities as of December 31, 2003 was $2,820,000 and $3,335,000, respectively. A portion of our salary expenses is NIS linked. We strive to limit our exposure to currency fluctuations through “natural” hedging, i.e., attempting to have similar levels of assets and liabilities in NIS, to the extent possible. We do not use any derivatives for hedging purposes.

In 2003, net cash used in our operating activities amounted to $1,827,000 as compared to $3,260,000 in 2002. The improvement in 2003 compared with 2002 was primarily attributed to the improvement in our operating results (change from net operating loss to a net operating income). Although we had net operating income in 2003, we still had negative cash flow from operations. This resulted from restructuring costs of approximately $830,000 paid in 2003 in respect of a restructuring plan initiated in 2002, as well as, a major decrease in deferred revenues in the amount $1,871,000 due to the recognition of a major support contract of over $1,000,000 throughout 2003 and the recognition of approximately $800,000 in deferred license revenues. Although accounts receivable increased by $823,000 from $2,889,000 in 2002 to $3,712,000 in 2003(mainly due to the increase in sales), this was partly offset by the reduction in inventories, which were reduced in 2003 by $634,000 from $1,168,000 in 2002 to $534,000 in 2003 (due to an increase in our sales, whereas we did not make significant purchases in 2003).

Net cash used in investing activities in 2003 was $4,607,000, compared to net cash provided by our investing activities of $8,238,000 in 2002 for the following reasons:

•	We invested $3,969,000 in short term deposits (net of interest proceeds) compared to a release of $8,172,000 in 2002 of $8,172,000 in short-term deposits to be used in operating activities; and

•	We invested $500,000 in a long-term bank deposit in 2003.

In 2003, capital expenditures amounted to $78,000, as compared to $174,000 and $259,000 in 2002 and 2001, respectively. Capital expenditures in 2003 mainly included investments in computer equipment for our research and development personnel and general office and furniture equipment. In 2002, capital expenditures related primarily to investments in computer equipment and motor vehicles purchased for our senior executives. Capital expenditures in 2001 were primarily related to investments in computer equipment for our research and development personnel and investments in leasehold improvements in our former offices in Yavne, Israel. As of June 1, 2004, we had invested approximately $50,000 in leasehold improvements of office facilities in our new location in Nes Ziona, Israel.

In 2003, we sold property and equipment related to leasehold improvements from certain of our offices in the US for the amount of $29,000. In 2002 and 2001, we had no capital divestitures.

As of June 1, 2004, we had no material commitments for future capital expenditures or divestitures.

Net cash used in financing activities in 2003 and 2002 was $23,000 and $6,000, respectively.

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

Research and Development, Patents and Licenses, etc.

We invest a significant amount of our resources in our internal research and development operations. We believe that continued and timely development of new products and enhancements to existing products are necessary to compete effectively. We devote a significant portion of our resources (i) to developing new products to better compete in a rapidly evolving market, (ii) to sustaining and upgrading existing products by improving serviceability and adding new capabilities and features, (iii) to decreasing the cost of owning and operating such products, and (iv) to maintaining close relationships with our customers to identify their product needs.

In 2001, 2002, and 2003, we applied for grants from the Office of the Chief Scientist (the “OCS”) of the Israeli Ministry of Industry and Trade. The government of Israel encourages research and development projects oriented towards products for export through the OCS. Under the terms of these grants, a royalty of 3-5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100-150% of the dollar value of the grant is repaid. The grants are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless the OCS has granted a special approval.  Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”) has moderated the restriction on the transfer of funded technology and provides that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding. The amended law also adds criteria, which applicants must satisfy in order to obtain OCS funding.

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

The OCS has granted approval for our research and development projects for the following periods:

From June 1999 until May 2000 for approximately $1,031,000. According to the approval $309,000 representing 30% were to be provided by the OCS, of which, as of May 31, 2004, we received $269,000 after submission of the final completion certificate.

The OCS approved our plan for the period beginning June 2000 and ending May 2001 for approximately $1,686,000. According to the approval $843,000 representing 50% were to be provided by the OCS, of which, as of May 31, 2004, we received $642,000 after submission of the final completion certificate.

The OCS approved our plan for the period beginning June 2001 and ending December 2001 for approximately $916,000. According to the approval $458,000 representing 50% were to be provided by the OCS, of which, as of May 31, 2004, we received $413,000, after submission of the final completion certificate. As of May 31 2004, we do not expect to receive additional funds from the OCS for the above plans.

The OCS did not approve our application for 2002.

In 2003, the OCS approved our application regarding the period beginning January 2003 and ending December 2003 for approximately $516,000. As of May 31st, 2004, we received approximately $451,000.  After having submitting a final report on May 5th 2004, we expect to receive the remaining balance during 2004.

Under the terms of the OCS grants, we must pay royalties. In 2003, we paid or accrued $24,000 in royalty payments to the government of Israel. In 2002, we paid or accrued $37,000 in royalty payments to the government of Israel. In 2001, no royalties were paid or accrued to the government of Israel. As of December 31, 2003, the maximum amount of the contingent liability in respect of royalties to the government amounted to approximately $2,100,000.

As of May 31, 2004, our research and development staff consisted of 24 employees, all of whom are located in Israel and most of who hold advanced technical degrees. Our research and development staff engages in developing our Integrated Conferencing Platforms both through terrestrial medias (Internet, Intranet, etc.) and Satellite. In 2001, our gross research and development expenditures were approximately $2,804,000, in 2002, approximately $2,218,000, and in 2003, approximately $2,107,000.  We expect to continue to commit substantial resources to research and development in the future.

Trend Information

As a result of the tragic terrorist attacks in the U.S. on September 11, 2001, there has been a growing demand for systems that enable virtual meetings, and on-line group collaboration work as people have chosen to fly less frequently. This trend has led to what is known as corporate communication and collaboration. In line with our competitive advantage in the e-learning and conferencing field, we focus on media-rich based, video-enabled, live and interactive e-learning and conferencing systems with all the collaboration functionality required by the corporate communication market.

An additional trend is the negative effect of the worldwide economic slowdown, which has also been influenced by the September 11, 2001 terrorist attacks in the U.S., on both technology-based companies and customers and potential customers and business partners of ours. This has led to postponements of orders and the execution of projects which has resulted in greater fluctuations in our period to period results. Despite the continued dynamism of the e-learning industry and the resulting business opportunities, which in part, are a result of the worldwide economic slowdown and the September 11, 2001 terrorist attacks, the e-learning market is delicate and more tenuous than in the past and has witnessed an increase in the frequency of positive and negative cycles.

As bandwidth expands, the e-Learning and conferencing industries are shifting from using a dedicated infrastructure (usually satellite for course delivery and H323-based for conference delivery) to terrestrial converged networks.  The majority of our sales in 2003 resulted from dedicated infrastructure delivery. We foresee that as we progress we will sell more in the e-learning/training terrestrial and conferencing segment of the market.  However, with the goal of remaining the leading provider of across-the-board hybrid training and conferencing solutions, we continue to position ourselves in the media-rich, live and on-demand interactive e-learning delivery and synchronized conferencing and collaboration platform domain, by concentrating in both dedicated and converged (public internet, VPNs and intranet) networks. Through the Arel Integrated Conferencing Platform suite of products, with its distributed database and synchronization with our delivery and conferencing applications, we are unique in that we offer all of the modules required for successful e-learning solutions on a single platform, including administration, registration, scheduling, content authoring, post-session analysis and reporting.

Off-Balance Sheet Arrangements

The Company is committed to pay royalties to the government of Israel in respect of products in the research and development of which the government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the participations were received, successful development of the related projects was not assured. Royalties due to the government shall not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999, with the addition to dollar Libor interest).
In the case of failure of a project that was partly financed by royalty-bearing government participations, the Company is not obligated to pay any such royalties to the government. As of December 31, 2003, the maximum contingent liability in respect of royalties to the government, amounted to approximately $2,100,000.

The Company is committed to pay royalties to the government of Israel in respect of marketing expenses, in which the government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. In the case of no increase in export sales, we are not obligated to pay any such royalties to the government. At December 31, 2003, the maximum contingent liability in respect of these royalties amounted to approximately $280,000.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

For further information see note 7b. of our consolidated financial statements, which are included herein as pages F-1 to F-36.

Contractual Obligations

Our principal commitments consist of outstanding operating leases for our Company’s offices and facilities. In 2004, we entered into a five year agreement for the lease of property in Nes Ziona Israel for the period beginning March 2004 and ending in February 2009. Subsequently, we decided to terminate our contract of our previous lease in Yavne, Israel.  Other of our lease agreements, mainly in the US, expire on different dates in 2004, 2005 and 2009.

In addition, we lease motor vehicles through operating leases for periods ending in 2005 and 2006.

The following table set forth below our contractual obligations and other commercial commitments as of December 31, 2003 by category and by payments due:

	Payment due by period

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	US dollars in thousands
Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	52	-	-	-	52
Operating Leases	422	595	379	100	1,496
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	-	-	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

As of June 1, 2004, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company

Izhak Gross(1)	57	Chairman of the Board
George Morris(2)	59	Director
Rimon Ben Shaoul(3)	59	Director
Shimon Klier	66	Director
Leslie S. Banwart	55	Director
Shlomo Shalev	40	Director
Asher Schapiro	72	Director
Amos Sapir	65	Outside Director
Ephrat Bronfeld	57	Outside Director
Philippe Szwarc	40	Chief Executive Officer
Eran Kariti	30	Vice President of R&D
Danny Yelin	40	Chief Financial Officer
Moshe Ben Yishai(4)	45	President of Arel Communications and Software, Inc.
Eric Le Guiniec	35	Vice President of Arel Communications and Software EMEA

(1)	Mr. Gross is expected to resign from our board of directors in connection with the share purchase and tender offer described in Item 4 “Recent Developments.”
(2)	Mr. Morris is expected to be nominated by our largest shareholder, Mr. Mathile, for the position of chairman of our board of directors following Mr. Gross’ resignation.
(3)

     Under the share purchase agreement between our Company and Polar Communications Ltd., as long as Polar holds as least 7.5% of our company,  “Arel shall use its best efforts to cause [Polar] to be entitled to nominate such number of nominees… to serve on the Board of Directors… as reflects the pro-rata holding of [Polar] in Arel…”  Additionally, Polar may assign this right to any of its wholly owned subsidiaries.

(4)

     Mr. Ben Yishai served as President of Arel Inc. through December 31, 2003. These services are currently being provided by Growth Management LLC as a contractor whose primary service provider for the contract is Mr. Ben Yishai.

Izhak Gross has served as one of our directors since 1988.  He has served as chairman of our board of directors since February 1997 and served as our chief executive officer from 1988 until May 2002. He also served as our president from 1988 to 1997. Prior to 1988, Mr. Gross served as a managing director of Arel Computers and Software (1982) Ltd., a company which was then controlled by Argaman Industries Ltd. Mr. Gross holds a bachelor of science degree in Physics from the Technion, Israel Institute of Technology.

George Morris began serving as a director of our Company on July 2003.  He currently serves as a consultant to a number of companies and serves on the board of directors of two private companies. Between May 1996 and April 2000, Mr. Morris held the position of senior vice president and chief financial officer of the Iams Company, a global pet food company that was acquired by Proctor and Gamble in 1999. Between 1993 and 1996, he held various positions with the Borden Corporation, including vice president of strategy, chief financial officer and president of the pasta and sauce business, the latter position which he held for almost 2 years before joining the Iams Company. Between the years 1972 and 1993, Mr. Morris held various senior executive positions with General Foods Corporation. Mr. Morris holds a bachelors degree in business administration in accounting from St. Bonaventure University, a masters of business administration degree from New York University, and has studied in the advanced management program at the Amos Tuck Graduate Business School at Dartmouth College.

Rimon Ben Shaoul has been a director of our Company since November 27, 2002. Since February 2001, Mr. Shaoul has served as co-chairman, president and chief executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997, Mr. Shaoul served as the president and chief executive officer of Clal Industries and Investments Ltd., one of Israel’s largest holding companies primarily investing in the industrial and high-tech sectors. Mr. Shaoul also served as a member of the board of directors of Clal (Israel) Ltd. and of various subsidiaries thereof. Between the years 1985 and June 1997, Mr. Shaoul served as the president and chief executive officer and a member of the board of directors of Clal Insurance Company Ltd., and as the chairman or member of the board of directors of various subsidiaries thereof. Mr. Shaoul holds a Bachelor of Arts degree in Economics and a Master of Business Administration both from Tel-Aviv University.

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

Leslie S. Banwart has been a director of our Company since January 2002. Since 1996 Mr. Banwart has served as the President of CYMI, Ltd., a family office located in Dayton, Ohio, which provides various services to the family as well as the family’s foundation. In such capacity, one of Mr. Banwart’s many responsibilities is to ensure that strategic planning objectives are being properly implemented.  Prior to joining CYMI, Mr. Banwart was a partner with Arthur Andersen, LLC, where he served for 25 years.  Mr. Banwart holds a Bachelors of Science degree in Accounting from Ferris State University in Big Rapids, Michigan.

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

Amos Sapir has served as an outside director of our Company since June 2001.  Mr. Sapir’s current term expires on June 25, 2004.  Mr. Sapir has consented to serve as an outside director for an additional three-year term.  We intend to bring Mr. Sapir’s continued service as an outside director for shareholder approval in a shareholders meeting to be held in the third quarter of 2004. Since 1997, Mr. Sapir has held several positions.  He has served as chairman of Maalot (the Israel Securities Rating Company Ltd.), a board member of various private and public companies, chairman of a kibbutz and an economic and business consultant. From 1980 to 1997, he held several management positions at Clal (Israel) Ltd. Mr. Sapir has a Bachelor of Arts degree in Economics and International Relations from the Hebrew University of Jerusalem, a Masters in Business Administration and a PhD from Columbia University, New York.

Ephrat Bronfeld began serving as an outside director for the Company in July 2003. From 1996 until 2002, Ms. Bronfeld served as chief executive officer of Tahal, a subsidiary of Tahal Consulting Engineers Ltd. From 1994-1996, Ms. Bronfeld served as an assistant to the Vice President of business development of Housing and Construction Holding Co. Ltd. Between 1988 and 1993, Ms. Bronfeld served as the Chief Economist of Koor Industries Ltd. Prior to joining Koor, Ms. Bronfeld served as an executive for Negev Phosphates Ltd. for 8 years. Between 1976 and 1978, she served as an officer in the Israeli Ministry of Finance. Ms. Bronfeld holds a Bachelors of Arts degree in Economics and French and a Masters of Arts degree in Economics, both from the Hebrew University of Jerusalem.

Philippe Szwarc was appointed as our chief executive officer in May 2002.  Prior to his joining Arel, Mr. Szwarc had over ten years of experience in the networking and telecommunications industries, during which time he held several senior executive positions.  In these capacities, Mr. Szwarc consistently developed companies toward high revenue growth and profitability and identified new market opportunities.  Between 1995 and 2001, Mr. Szwarc served in various positions with MRV Communications, a world leader in optical components and networking whose shares are traded on the NASDAQ.  While at MRV, Mr. Szwarc served as chief executive officer of Nbase Communications from 1995 to 1997, and chief executive officer of iTouch Communications from 1998 to 2000.  Mr. Szwarc holds a Masters in Business Administration degree from INSEAD, the European Institute of Business Administration, and a Bachelor of Science degree in Computer Science from the Technion, Israel Institute of Technology.

Eran Kariti, recognized in Israel’s high-tech industry as one of the top specialists in Internet technologies, was appointed Vice President of Research and Development at Arel in July 2000. He is responsible for the development of Arel’s next generation e-Learning technologies. Prior to his joining Arel, Mr. Kariti acquired over 10 years experience in establishing and managing research and development divisions in leading Israeli companies in the Internet industry. He was previously the head of research and development and one of the founders of Hypernix, an Israeli start-up valued at $150M. Prior to this, he was the chief consultant for a number of Israeli start-ups developing Data Communications and Internet technologies. Mr. Kariti served as chief liaison between the Israeli Air Force and external security and communications-based industries.

Danny Yelin was appointed as our chief financial officer in July 2002. Prior to his joining Arel, Mr. Yelin had over 10 years of experience with publicly and privately held companies in the telecommunication and software industry, in which he held senior Financial and Operating positions. Between 1995 and 1998, Mr. Yelin served in various positions in MRV Communications (MRVC), first as the CFO and VP Operations in Nbase Communications, an MRVC wholly owned subsidiary, and later as the Corporate Controller for the entire group. From 1998 to 2000, Mr. Yelin served as the CFO/COO of Worldsite.com, an Internet Business Development company in Los Angeles. From 2000 to 2002 Mr. Yelin served as the Senior VP of Operations for Sphera Corp, a Boston based software company.  Mr. Yelin holds a Masters degree in Business Administration from INSEAD, the European Institute of Business Administration, and a Bachelor of Science degree in Industrial Engineering from the Technion, Israel Institute of Technology.

Moshe Ben Yishai served as President of Arel Communications and Software Inc. from 1998 through December 31, 2003, and is currently the primary service provider of Growth Management, LLC for the provision of these services.  He joined Arel in 1996 as Executive Vice President of Marketing & Sales. In 1998, he took on his current responsibilities, spearheading the marketing and distribution of our IDEAL system in the U.S. and Canada. Prior to joining Arel, he served in various positions over a 10-year period with Orbit Advanced Technologies, Netanya, Israel. He has a Bachelor of Science degree in Mechanical Engineering from Fairleigh Dickinson University and a Masters in Business Administration from New York University.

Eric Le Guiniec was appointed Vice President of Arel Communication and Software EMEA, SAS in January 2004. Mr. Le Guiniec joins Arel from First Virtual Communications (FVC). Mr. Le Guiniec held a variety of positions at FVC in the U.S. and in Europe in which he was responsible for establishing European operations and managing all aspects of sales, pre-sales and business development. Prior to joining FVC, Eric spearheaded the sales operation in France at Tekelec Europe for the company’s service provider products.

Compensation of Officers and Directors

The aggregate direct remuneration paid to, or reserved for, all persons as a group who served in the capacity of director or executive officer during the year ending December 31, 2003, was approximately $1,662,000. This does not include amounts set aside for or accrued to provide pension, retirement or similar benefits, but does include amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Israel.

In May 2002, through our subsidiary Arel Communications and Software Inc., we entered into a one-year agreement with Mr. Philippe Szwarc to serve as our chief executive officer. Additionally, Mr. Szwarc agreed to serve, without additional compensation, in one or more executive positions of any of our affiliates or subsidiaries.  Mr. Szwarc receives an annual gross salary of $150,000 and other customary benefits. Mr. Szwarc will also be eligible to receive an annual performance-based bonus of $100,000. On May 1, 2002, we granted Mr. Szwarc options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. For further information regarding these shares see Item 6. “Directors, Senior Management And Employees” - “Share Ownership.”

In July 15, 2002, we entered into an employment agreement with Mr. Daniel Yelin to serve as our chief financial officer. We agreed to pay Mr. Yelin a monthly gross salary of approximately $8,200. Mr. Yelin will also be eligible to receive an annual performance-based bonus of $32,000. On July 15, 2002, we granted Mr. Yelin options to purchase 125,000 of our ordinary shares at an exercise price of $0.6 per share. For further information regarding these shares see Item 6. “Directors, Senior Management And Employees” - “Share Ownership.”

In February 1994, we entered into a three-year employment agreement with Mr. Gross. Although the term of this agreement was not formally extended, the parties acted according to its terms.  In May 2002, we entered into an agreement with Mr. Izhak Gross, pursuant to which he ceased serving as our Chief Executive Officer but serves as active chairman of our board of directors.  Mr. Gross is one of our founders who served as our Chief Executive Officer since 1988 and as Chairman of our board of directors since 1997. Mr. Gross is expected to resign from our board of directors after the sale of his shares to our largest shareholder, Mr. Clayton Mathile.  For a further description of the agreement see Item 7 – “Related Party Transactions.”  For a further description of the share sale see Item 4 – “Recent Developments.”

In May 2004, our former President, Mr. Klier, ended a term of thirteen years of dedicated service to our Company. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For more information about the separation agreement, see Item 7 “Related Party Transactions.”

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

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.  Mr. Sapir was elected by our shareholders to serve as an outside director in June 2001, and Ms. Efrat Bronfeld was elected by our shareholders to serve as an outside director in July 2003. Mr. Sapir’s current term expires on June 25, 2004.  Mr. Sapir has consented to serve as an outside director for an additional three-year term.  We intend to bring Mr. Sapir’s continued service as an outside director for shareholder approval in a shareholders meeting to be held in the third quarter of 2004.

In addition, pursuant to the listing requirements of the NASDAQ Small Cap Market, we are required to have at least two independent directors on our board of directors.

The Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including all of the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee.

The listing requirements of the NASDAQ Small Cap Market and, as mentioned, the Israel Companies Law, require the establishment of an audit committee. Messrs. Ben-Shaoul, Sapir, Banwart and Ms. Bronfeld currently serve as the members of our audit committee.

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be the company’s independent accountant or its representative.

Our board of directors established a compensation committee on January 7, 2004.  Ms. Efrat Bronfeld and Mr. Izhak Gross were elected members of the committee, and Mr. Leslie Banwart was elected chairman.  It is expected that upon Mr. Gross’ resignation from our board of directors, his position on our compensation committee will be filled by Mr. George Morris. The compensation committee is responsible for the approval of the compensation terms of our senior management and for providing recommendations to our board of directors with respect to all stock option grants.

With the exception of the chairman of our board of directors, Mr. Izhak Gross, we have not entered into service contracts with any of the members of our board of directors and none of our board members will be provided with termination benefits upon termination of their services.  For further information regarding our agreement with Mr. Gross see Item 7. “Related Party Transactions.”

Employees

The following table sets forth for the specified periods, the number of our employees engaged in the specified activities, by geographic location.

	Year ended December 31

	2003	2002	2001

Research and Development Arel Communications and Software, Ltd.	26	25	34

Installation and Technical Support Arel Communications and Software, Ltd.	2	2	1
Arel Communications and Software, Inc.	4	3	3

Sales and Marketing Arel Communications and Software, Ltd.	2	1	3
Arel Communications and Software, Inc.	5	5	8
Arel Learning Solutions, Inc.	4	4	21

Management and Administration Arel Communications and Software, Ltd.	5	4	8
Arel Communications and Software, Inc.	2	2	8
Arel Learning Solutions, Inc.	2

Total	52	46	86

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers’ Insurance described below. The payments to Managers’ Insurance on account of severance pay amount to approximately 8.33% of the employee’s wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. In the past, National Insurance payments were made on salaries up to a specified ceiling, but this ceiling was cancelled for the period between June 2002 and July 2003.

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

Share Ownership

The following are our only directors or employees who own shares and/or options in our Company: George Morris, who holds shares and/or options amounting to less than 1% of our outstanding ordinary shares, and Shimon Klier, Philippe Szwarc, Danny Yelin and Izhak Gross, who each hold shares and/or options amounting to 1% or more of our outstanding ordinary shares.

Shimon Klier beneficially owns 460,714 ordinary shares, which constitute approximately 3.5% of our share capital.  Our chief executive officer, Philippe Szwarc owns 192,857 shares and was granted options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share, the aggregate of which constitutes approximately 5.3% of our share capital. These options can be exercised in four tranches: 100,000 of such options may be exercised as of each of May 1 of 2003, and 2004; and 150,000 of such options may be exercised as of each of May 1, 2005 and 2006. Our Chief Financial Officer, Danny Yelin, owns 57,143 shares and has been granted options to purchase 125,000 of our ordinary shares at an exercise price of $0.60 per share, the aggregate of which constitutes approximately 1.4% of our share capital. These options can be exercised in four tranches: 25,000 of such options may be exercised as of each of July 15 of 2003, and 2004; and 35,000 and 40,000 of such options may be exercised as of July 15, 2005 and 2006, respectively.  Information regarding the shares owned by Izhak Gross is incorporated by reference to Item 7. “Major Shareholders.”

Employee Share Option Plans

We maintain the following share option plans for our and our subsidiaries’ employees, directors and consultants.  In addition to the discussion below, please see note 8 to our consolidated financial statements, which are included in this Annual Report on Form 20-F for the year ended December 31, 2003.

On January 2, 1994, our board of directors adopted a share option plan (the “First Share Option Plan”), pursuant to which 300,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants.  The First Share Option Plan was administered by our board of directors, which designated the optionees and dates of grant. The duration of the First Option Plan and its options were for 60 months, and all unexercised or ungranted options from this plan have therefore lapsed.

On November 30, 1995, our board of directors adopted a share option plan (the “Second Share Option Plan”), pursuant to which 300,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants. The Second Share Option Plan is administered by the board of directors, which designates the optionees and dates of grant. The duration of these options is for 10 years. These options are issued at exercise prices equal to the fair market value of our shares on the date of grant and are non-assignable except pursuant to the laws of descent.  The options are generally exercisable over a period ranging from the date of their grant to four years after the date of such grant.  The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

On November 4, 1998, our board of directors adopted an additional share option plan (the “Third Share Option Plan”), pursuant to which an additional 400,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants. The terms of the Third Option Plan are identical to those of the Second Option Plan.

On August 2, 2000, our board of directors adopted an additional share option plan (the “Fourth Share Option Plan”), pursuant to which an additional 1,125,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our key employees and consultants. The terms of the Fourth Option Plan are identical to those of the Second and Third Option Plans, except that the options are to be issued at exercise prices to be determined by the share option committee on the date of grant.

As of May 31, 2004, 1,766,151 of the options, which we have issued to our employees and executive officers, were outstanding. The weighted average exercise price of these shares is $1.81 per share. 1,078, 326 of these options were exercisable at May 31, 2004.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

The following table and notes thereto set forth certain information as of June 1, 2004, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)

Name and Address	Number		Percent

Izhak Gross* 22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel	842,619		7.48%

Polar Communications Ltd. 21 Ha’arba’a Street Tel Aviv 64739, Israel	2,273,651		17.3%

Clayton L. Mathile TTEE* 10 Courthouse Pl SW Suite 1100, Dayton OH 45402, USA	2,940,415	(2)	22.4%

*Mr. Gross has agreed to sell all of his holdings in the company to Mr. Mathile, and Mr. Mathile is expected to increase his holdings by up to 12% as a result of this share purchase and the partial tender offer he launched in connection with the share purchase. For more information regarding the share purchase and tender offer, see Item 4 “Recent Developments.”

(1)

The table above includes the number of shares and underlying options that are exercisable within 60 days of June 1, 2004. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person.  To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	This figure is based upon a Schedule 13D (amended), dated May 3, 2004, filed by Clayton L. Mathile.

As of June 1, 2004, there were approximately 89 record holders of ordinary shares, including approximately 75 record holders in the United States (who held approximately 72% of our outstanding ordinary shares).

Related Party Transactions

Acquisition of W2COM, LLC - On August 8, 2000, we acquired substantially all of the assets and business activities of W2COM, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares.  On August 8, 2000, we deposited 1,049,999 ordinary shares with National City Bank, to secure W2Com’s indemnification and post closing obligations to us. On June 4, 2002, we commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2COM, LLC), M.E. Jones Inc., CYMI Ltd., Mitchell E. Jones and certain other named parties seeking various remedies, including the return to us of the 1,049,999 ordinary shares held in escrow. On June 12, 2002, M.E. Jones Sub, Ltd., M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against us, Arel Learning Solutions, Inc., Mr. Izhak Gross and the escrow agent, in which they requested various remedies in relation to the 1,049,999 ordinary shares held in escrow. On November 3, 2002, the W2Com defendants filed a counter suit against us in the Jerusalem District Court and a cross claim against Mr. Izhak Gross for $4,000,000 in damages and seeking other remedies.

In March 2004, we settled our dispute with W2Com. Pursuant to the Settlement and Release Agreement, which was entered into in October 2003,  (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow were returned to us, and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. In accordance with the Israel Company’s Law, the 200,000 shares that were returned to us have become dormant.

Agreement with Mr. Izhak Gross - In May 2002, we entered into an agreement with Mr. Izhak Gross, whereunder he ceased serving as our Chief Executive Officer.  Mr. Gross is one of our founders who served as our Chief Executive Officer since 1988 and as Chairman of our board of directors since 1997. Pursuant to the agreement, Mr. Gross agreed to conclude his service as our chief executive officer and serve as the active chairman of our board of directors until such time that he or the board of directors determines.  While serving as active chairman, he continues to receive his monthly salary of $12,500 and other benefits customary in Israel.  Additionally, the exercise period of previously granted options to purchase 150,000 of our ordinary shares at an exercise price of $3.16 per share was extended until May 31, 2004. These options have expired. In the event of the termination of Mr. Gross’ service as active chairman, he will be entitled to his salary and other benefits for the six-month period thereafter, including payment of $520 for every accrued but unused vacation day.  Mr. Gross is expected to resign from our board of directors upon the completion of the sale of all of his 6.4% holdings in our company to our largest shareholder, Mr. Clayton Mathile. For further information regarding the share sale see Item 4 “Recent Developments.” As of the date of the filing of this report, Mr. Gross had 198 accrued yet unused vacation days.

Separation Agreement with Mr. Zvi Klier – In May 2004, Mr. Klier ended his service as our president. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For such period, he continued to receive his salary and social and other benefits. In addition, pursuant to the agreement, Mr. Klier received bonus payments of $65,000 for past services. His Manager’s Insurance and further education funds which have an approximate value of $70,000 were transferred to him as well. In accordance with Israeli law, Mr. Klier was paid severance pay as if his employment was terminated at the end of the aforementioned 10–month period; approximately $100,000 of such payment was not covered by his Manager’s Insurance. The vesting period of 25,000 previously granted options was accelerated from January 1, 2004 to the date of the separation agreement. The exercise period with respect to 215,000 options (including the aforementioned 25,000 options) was extended by 2 months to 14 months. The 215,000 options have exercise prices ranging from $2.25 and $3.15.

ITEM 8.	FINANCIAL INFORMATION.

Consolidated Statements and other Financial Information

Our consolidated financial statements and other financial information are included herein as pages F-1 to F-36.

For information regarding our export sales see Item 5. “Operating and Financial Review and Prospects.”

Legal Proceedings

The legal proceedings which have had or may have significant effects on the Company’s financial position or profitability are as follows:

Proceedings involving a former employee – One of our former employees, who we terminated in September 2003, has made demands in letters sent to us by his legal counsel, to receive $100,000 and 133,333 options at an exercise price of $0.15, and has claimed damages. On January 29, 2004, the employee filed a claim in court against us in this matter. On March 17, 2004, we filed a counter claim in respect of damages caused by the employee.

We believe, based on the advice of our legal counsel, that we have meritorious defenses, and we intend to vigorously defend ourselves against this claim. In addition, we do not believe that the outcome of this claim will have any material adverse effect on our financial position, results of operations or cash flows.

Proceedings involving W2COM, LLC - See Item 7. “Major Shareholders and Related Party Transactions - Acquisition of W2COM, LLC” for information concerning litigation with W2COM.

Other than the above proceedings, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

Dividend Distributions

We do not intend to pay cash dividends on our ordinary shares in the foreseeable future.  Our current policy is to retain earnings for use in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed (including the corporate tax thereon) at the rate of up to 25%.  See note 9 to our consolidated financial statements attached hereto as pages F-1 to F-36, which is incorporated herein by reference.  An Israeli company, generally, may only pay cash dividends out of retained earnings as calculated under Israeli law.

Significant Changes

No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

Market and Share Price History

Our ordinary shares are currently traded on the NASDAQ Small Cap Market, under the symbol ARLC. They had previously been quoted on the NASDAQ National Market, under the same symbol, however, as of September 3, 2002, our ordinary shares were delisted from the NASDAQ National Market. Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices of our ordinary shares, as reported by the NASDAQ National Market and the NASDAQ Small Cap Market (after the shares were delisted), during the indicated fiscal periods as reported by such exchange:

Period	High	Low

May 2004	$2.86	$2.05

April 2004	$3.04	$2.10

March 2004	$3.74	$2.90

February 2004	$4.63	$3.22

January 2004	$3.97	$2.73

December 2003	$3.56	$2.70

Fourth quarter 2003	$3.77	$1.29

Third quarter 2003	$1.59	$0.96

Second quarter 2003	$0.93	$0.24

First quarter 2003	$0.33	$0.15

Fourth quarter 2002	$0.33	$0.13

Third quarter 2002	$0.59	$0.25

Second quarter 2002	$0.97	$0.48

First quarter 2002	$1.15	$0.77

2003	$3.77	$0.15

2002	$1.15	$0.13

2001	$4.00	$0.50

2000	$23.94	$2.63

1999	$11.50	$5.25

Please see the discussion under the heading “Risk Factors Relating to our Ordinary Shares” under “Risk Factors” in Item 3 above regarding the possible effects resulting from the delisting of our shares from the NASDAQ National Market.

ITEM 10.	ADDITIONAL INFORMATION.

Memorandum and Articles of Association

Articles of Association

Our Company was incorporated under the Company’s Ordinance (New Version) -1983 which was replaced by the Companies Law in February 2000.  Since our articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the Companies Law.  In all instances in which the Companies Law changes or amends provisions of the Companies Ordinance, and as such, our articles are inconsistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our articles refer to a section of the Companies Ordinance that has been replaced by the Companies Law, the articles shall be understood to be referring to the relevant section of the Companies Law.

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

Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days prior notice to our shareholders or 21 days prior notice in the event that a special item is to be discussed.  No business may be commenced until a quorum of two or more shareholders are present in person or by proxy. This is supplemented by the NASDAQ requirement that a minimum quorum of shareholders holding no less than 33.33% of our issued and outstanding shares be present for the commencement of business. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors.

Pursuant to the Israel Companies Law, resolutions regarding the following matters must be passed at a general meeting of the shareholders:

•	amendments to our articles;
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of interested party acts and transactions requiring general meeting approval as provided in Sections 255 and 268 to 275 of the Israel Companies Law;

•	increase or reduction of our authorized share capital and alterations of our share capital;
•	a merger as provided in Section 320(2) of the Israel Companies Law; and
•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(2) of the Israel Companies Law.

Our articles provide that the function of the annual general meeting of shareholders will be to deliberate with respect to the following matters:

•	the profit and loss statements;
•	the balance sheets;
•	the ordinary reports and accounts of the directors and auditors;
•	to declare dividends;
•	to appoint auditors and to fix their salaries; and
•	to choose directors except insofar as the right to appoint or elect directors is reserved to the owners of a certain amount of a class of shares.

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company.  The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by its audit committee, board of directors and by its shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Material Contracts

The following are a list of the material contracts which were entered into by our company over the course of the last two years or which will be performed in whole or in part after the date of the filing of this document:

Settlement and Release Agreements between Arel Communications Ltd. and W2COM, LLC. Pursuant to the Settlement and Release Agreement, which was entered into in October 2003,  (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow were returned to us, and (iii) 849,999 shares of the 1,049,999 shares which were deposited in escrow were released to Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001.

Separation Agreement between Mr. Zvi Klier and Arel Communications Ltd. In May 2004, our former President, Mr. Klier, ended a term of thirteen years of dedicated service to our Company. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement.

Separation Agreement between Mr. Izhak Gross and Arel Communications Ltd. - In May 2002, we entered into an agreement with Mr. Izhak Gross, whereunder he ceased serving as our Chief Executive Officer.  Pursuant to the agreement, Mr. Gross agreed to conclude his service as our chief executive officer and serve as the active chairman of our board of directors until such time that he or the board of directors determines.  While serving as active chairman, he continues to receive his monthly salary of $12,500 and other benefits customary in Israel.  For further information regarding this agreement see Item 7. “Related Party Transactions.”

Employment Agreement with our Chief Executive Officer - In May 2002, through our subsidiary Arel Communications and Software Inc., we entered into a one-year agreement with Mr. Philippe Szwarc to serve as our chief executive officer. Additionally, Mr. Szwarc agreed to serve, without additional compensation, in one or more executive positions of any of our affiliates or subsidiaries.  The agreement is automatically renewed for additional one-year periods, unless earlier terminated by either of the parties. Mr. Szwarc receives an annual gross salary of $ 150,000 and other customary benefits. Mr. Szwarc will also be eligible to receive an annual performance-based bonus of $100,000. On May 1, 2002, we granted Mr. Szwarc options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. These options can be exercised in four tranches: 100,000 of such options may be exercised as of each of May 1st of 2003, and 2004; and 150,000 of such options may be exercised as of each of May 1st, 2005 and 2006.

Employment Agreement with our Chief Financial Officer In July 15, 2002, we entered into an employment agreement with Mr. Daniel Yelin to serve as our chief financial officer. The term of the agreement will continue, unless earlier terminated by either of the parties. We agreed to pay Mr. Yelin a monthly gross salary of approximately $8,200. Mr. Yelin will also be eligible to receive an annual performance-based bonus of $32,000. On July 15, 2002, we granted Mr. Yelin options to purchase 125,000 of our ordinary shares at an exercise price of $0.6 per share. These options can be exercised in four tranches: 25,000 of such options may be exercised as of July 15, 2003; 30,000 of such options may be exercised as of July 15, 2004; and 35,000 of such options may be exercised as of each of July 15, of 2005 and 2006.

 Exchange Controls

Pursuant to a general permit issued under the Israeli Currency Control Law in May 1998, substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon our dissolution, liquidation or winding up of affairs, as well as the proceeds of any sale in Israel of our securities are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate, U.S. shareholders will be subject to any such currency fluctuations during the period from when such dividend is declared through the date payment is made in U.S. dollars.

We have never paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future.  We intend to retain our earnings to finance the development of our business.

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

A company, which qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period on the income from its Approved Enterprise:

For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%

49% or more but less than 74%	20%

74% or more but less than 90%	15%

90% or more	10%

Should our foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this law will not change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

A company owning an Approved Enterprise may elect to apply for alternative tax benefits – waiver of grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income is for a period limited to two to ten years, depending upon the location of the Approved Enterprise. Such company will also be eligible for the regular tax benefits under the Investment Law for the remainder of the Benefit Period. Several of our investment programs have been granted the Approved Enterprise status under the alternative tax benefits election.

Dividends paid by companies owning Approved Enterprises, the source of which is income derived from an Approved Enterprise during the Benefit Period, are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividends are paid during the Benefit Period or within a specified period thereafter.

Subject to certain provisions concerning income subject to the alternative tax benefits election, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

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

The Israeli Government has recently appointed an internal committee to recommend extensive changes to the Investment Law. It is not yet known when the committee’s recommendations will be published. Furthermore, such recommendations should not have an immediate impact, as their implementation would require legislation. It is anticipated that such recommendations would not impact existing Approved Enterprises, but only extensions approved after the legislative change because the Investment Law currently provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets by Israeli residents and, in certain cases, by non-residents. The law distinguishes between the “Real Gain” and the “Inflationary Amount”. The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index (CPI) between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (non-residents may calculate the Inflationary Amount according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax. Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax. This exemption depended on the recognition of our status as an Industrial Company and did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ.  However, according to the tax reform legislation, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to an persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

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

Taxation of Nonresidents

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides, in general, for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, certain dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

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

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, and the regulations thereunder applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.  As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel.

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

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

General

The currency of our primary economic environment is US dollars. However, we have balances and activities in NIS.  We are exposed to market risks arising from changes in currency exchange rates. We are also exposed to equity-price and interest rate risks.

Exchange Rate Risk Management

Our functional currency is the US dollar.  We strive to limit our exposure to exchange rate fluctuations through “natural” hedging, i.e. attempting to have similar levels of assets and liabilities in NIS, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always achievable. We are not a party to any derivative transactions and do not have any derivative financial instruments.

The balance of our NIS monetary assets and monetary liabilities as of December 31, 2003 was $2,820,000 and $3,335,000, respectively. A portion of our salary expenses is NIS linked. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% fluctuation in the year-end Dollar exchange rate. Assuming such fluctuation in the Dollar exchange rate, the value of our cash and cash equivalents would decrease by approximately $50,000.

Interest Rate Risk Management

We had approximately $5,332,000 in dollar and dollar-linked fixed rate interest-bearing, short-term deposits as of December 31, 2003.  We are not exposed to any decrease in the fair value or change in the interest rate of these assets since the interest rate which applies to these assets is fixed and determinable.

In October 2003, we invested $500,000 in a long-term structured note bank deposit. The structured note bears total interest of not less than 10% and not more than 12%, over its life. The exact duration of the note is a function of the rate of the U.S. Dollar LIBOR at six-month intervals. The structured note will be discharged at the earlier of: (1) the point at which total interest on the structured note reaches 12%, and (2) October 2013. The interest income is recognized over the expected life of the structured note. Assuming that the rate of the LIBOR does not exceed 4%, we estimate that the structured note will be discharged on April 30, 2005. However, a significant increase in the rate of LIBOR may affect the interest income received for a particular period and whether or not the note is redeemed. Assuming a hypothetical 10% fluctuation in the rate of LIBOR, the note would still be discharged on April 30, 2005.

Equity-Price Risk Management

We are exposed to changes in marketable securities prices held at December 31, 2003. We hold Israeli Government bonds classified as “trading securities” and stated at market value. The dollar value of the bonds at December 31, 2003, was approximately $137,000.   We hold quoted shares classified as “available for sale.”  The dollar value of the quoted shares at December 31, 2003, was approximately $125,000. Equity risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% fluctuation in equity price. Assuming such fluctuation, the fair value of the quoted shares would decrease by approximately $13,000.

As a result of our limited equity holdings, which are principally in Israeli government bonds, we do not manage the risks relating to equity price fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.	CONTROLS AND PROCEDURES.

An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Leslie S. Banwart is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

In May 2004, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant.

Our Code of Ethics is included as an exhibit hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We paid the following fees for professional services rendered by Kesselman & Kesselman, for the years ended December 31:

	2003	2002

Audit Fees(1)	62,000	64,000

Audit-Related Fees(2)	5,000	5,000

Tax Fees(3)	17,500	10,000

Total	84,500	79,000

(1)

The audit fees for the years ended December 31, 2003 and 2002, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, the review of consolidated quarterly financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

The audit-related fees for the years ended December 31, 2003 and 2002, respectively, were for assurance and related attest services which are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

(3)	Tax fees for the years ended December 31, 2003 and 2002, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES.

As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-36.

ITEM 19.	EXHIBITS.

1.1	Articles of Association of Arel Communications and Software Ltd.*

1.2	Memorandum of Association of Arel Communications and Software Ltd.*

4.1	Summary of the Lease Agreement for premises in Nes Tziona, Israel.

4.2	Lease Agreement dated October 26, 1998, between Arel Communications and Software, Inc. and The Mutual Insurance Company of New York for premises in Atlanta, Georgia.**

4.3

Amendment No. 2 to Lease dated October 9, 2002, between Arel Acquisitions, Inc. (currently Arel Learning Solutions, Inc.) and Miller-Valentine Partners for premises in Dayton, Ohio, which was originally leased by W2COM, LLC and assigned to Arel Learning Solutions, Inc. on August 8, 2000.***

4.4

Lease Termination Agreement dated September 26, 2002, between Arel Communications and Software Ltd. and Rolling Meadows Delaware, Inc. for premises in Rolling Meadows, Illinois, which was originally leased by W2COM, LLC and assigned to Arel Communications and Software, Ltd. on August 8, 2000. ***

4.5	Chief Executive Officer Employment Agreement dated May 1, 2002 between Arel Communications and Software, Inc. and Philippe Szwarc. ***

4.6	Chief Financial Officer Employment Agreement dated July 15, 2002 between Arel Communications and Software, Ltd. and Daniel Yelin. ***

4.7	Settlement and Release Agreements between Arel Communications Ltd. and W2COM, LLC.

4.8	Separation Agreement between Mr. Zvi Klier and Arel Communications Ltd.

8.1	List of subsidiaries.

10.1	Consent of Kesselman & Kesselman.

11.1	Code of Ethics.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

-------------------------------------------

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 33-76350, as amended, filed with the Commission on March 11, 1994.

**	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on or about June 25, 2001.

***	Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on or about June 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the Town of Brookline, Massachusetts, on this 24th day of June, 2004.

AREL COMMUNICATIONS AND SOFTWARE LTD.

/S/ PHILIPPE SZWARC

Philippe Szwarc
Chief Executive Officer

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
2003 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

AREL COMMUNICATIONS AND SOFTWARE LTD.

We have audited the consolidated balance sheets of Arel Communications and Software Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

Tel-Aviv, Israel February 11, 2004, except for notes 3c and 7c for which the date is March 30, 2004	Kesselman & Kesselman Certified Public Accountants (Isr.)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	U.S. dollars in thousands

Assets
CURRENT ASSETS (note 10):
Cash and cash equivalents (note 1i)	3,897	10,354
Short-term investments (note 4)	4,106	129
Accounts receivable (note 11a):
Trade	3,098	2,455
Other	614	434
Inventories (note 1d)	534	1,168

Total current assets	12,249	14,540

INVESTMENT IN ARELNET LTD. (note 2)	125	125

PROPERTY AND EQUIPMENT (note 5):
Cost	2,085	2,183
Less - accumulated depreciation and amortization	1,664	1,493

	421	690

OTHER ASSETS (note 11b)	683	85

Total assets	13,478	15,440

) Izhak Gross

Chairman of the Board	)

) Philippe Szwarc

Chief Executive Officer	)

) Danny Yelin

Chief Financial Officer	)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS (continued)

	December 31,

	2003	2002

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES (note 10):
Short-term bank credit and current maturities of long-term loan	52	27
Accounts payable and accruals:
Trade	489	801
Accrued restructuring costs	22	852
Deferred revenues	294	2,165
Other (note 11c)	3,718	3,157

Total current liabilities	4,575	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of amount funded (note 6)	391	371
Other (note 11d)		48

Total long-term liabilities	391	419

COMMITMENTS AND CONTINGENT LIABILITY (note 7)

Total liabilities	4,966	7,421

SHAREHOLDERS’ EQUITY (note 8):
Share capital - ordinary shares of NIS 0.001 par value (authorized - December 31, 2003 and December 31, 2002 30,000,000; issued and outstanding: December 31, 2003 - 13,055,739 shares and December 31, 2002 - 12,855,739 shares)	4	4
Capital surplus	52,760	52,740
Warrants and options	1,395	1,395
Accumulated deficit	(45,647)	(46,120)

Total shareholders’ equity	8,512	8,019

Total liabilities and shareholders’ equity	13,478	15,440

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands (except per share amount)

REVENUES (note 13):
Sales	6,198	3,605	8,178
Services	3,920	2,336	1,234

	10,118	5,941	9,412

COST OF SALES AND SERVICES (note 12a)	3,701	3,604	4,321

GROSS PROFIT	6,417	2,337	5,091
RESEARCH AND DEVELOPMENT EXPENSES – net (note 12b)	1,591	2,218	1,943

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (note 12c)	4,195	6,439	9,323
AMORTIZATION OF GOODWILL		283	1,795
IMPAIRMENT OF GOODWILL (note 1m)		4,575	14,576
RESTRUCTURING EXPENSES AND IMPAIRMENT OF PROPERTY AND EQUIPMENT (note 12d)		2,301	961

OPERATING INCOME (LOSS)	631	(13,479)	(23,507)
FINANCIAL INCOME (EXPENSE) - net	(158)	102	883
IMPAIRMENT OF INVESTMENT IN ARELNET LTD. (note 2c)		279	2,890

NET INCOME (LOSS) FOR THE YEAR	473	(13,656)	(25,514)

BASIC AND DILUTED INCOME (LOSS) PER SHARE (note 1l)	0.04	(1.06)	(1.98)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) BASIC AND DILUTED	13,890	12,856	12,856

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
			Capital surplus	Warrants and options	Accumulated deficit	Total
	Number of shares	Amount

		U.S. dollars in thousands

BALANCE AT JANUARY 1, 2001	12,853,739	4	52,738	1,395	(6,950)	47,187
CHANGES DURING 2001:
Loss					(25,514)	(25,514)
Exercise of options	2,000	*	2			2

BALANCE AT DECEMBER 31, 2001	12,855,739	4	52,740	1,395	(32,464)	21,675
CHANGES DURING 2002 -
Loss					(13,656)	(13,656)

BALANCE AT DECEMBER 31, 2002	12,855,739	4	52,740	1,395	(46,120)	8,019
CHANGES DURING 2003:
Net income					473	473
Exercise of options	200,000	*				*
Employee stock-based compensation			20			20

BALANCE AT DECEMBER 31, 2003	13,055,739	4	52,760	1,395	(45,647)	8,512

*     Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	473	(13,656)	(25,514)
Adjustments required to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	318	588	801
Impairment of property and equipment		750
Amortization of goodwill		283	1,795
Impairment of goodwill		4,575	14,576
Employee stock-based compensation	20
Decline in value of investment in Arel Net Ltd.		279	2,890
Allowance for doubtful accounts	(24)	170	23
Accrued employee rights upon retirement - net	20	60	(45)
Capital loss on disposal of property and equipment		36	61
Loss (gain) on realization and changes in value of marketable securities - net	(10)	10	5
Other – net	(7)	1	4
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	(619)	880	4,802
Decrease (increase) in other accounts receivable	(180)	245	438
Increase (decrease) in accounts payable and accruals (including long-term)	(2,452)	1,422	(1,298)
Decrease in inventories	634	1,097	16

Net cash used in operating activities	(1,827)	(3,260)	(1,446)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(78)	(174)	(259)
Disposal of property and equipment	29
Proceeds from disposal of property and equipment		186	138
Investment in Arelnet Ltd.			(911)
Long-term bank deposit	(500)
Amounts carried to other assets	(100)
Collection of long-term loan to an employee	9	25	6
Short-term bank deposits – net	(3,969)	8,172	(6,523)
Acquisition of marketable securities	(6)	(4)	(3)
Proceeds from sale of marketable securities	8	33	306

Net cash provided by (used in) investing activities	(4,607)	8,238	(7,246)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants and options			2
Repayment of long-term loan	(12)	(1)
Short-term bank credit - net	(11)	(5)	(6)

Net cash used in financing activities	(23)	(6)	(4)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,457)	4,972	(8,696)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,354	5,382	14,078

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	3,897	10,354	5,382

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest	-,-	2	14

Income taxes	30	81	26

The accompanying notes are an integral part of the financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a.	General:

	1)	Nature of operations

Arel Communications and Software Ltd. (the “Company”) is an Israeli corporation which, with its wholly-owned subsidiaries (the “Group”), designs, develops, produces, markets, integrates and supports, on a worldwide basis, conferencing and E-learning applications through its Integrated Conferencing Platform tm (ICP). The Group is also engaged in interactive video, network integration and network services, through one of its subsidiaries, which was acquired in 2000, see note 3. As to restructuring programs relating to the activities of interactive video data and integration services, see note 12d.

As to principal markets, customers and reporting segments of the Group - see note 13.

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

	3)	Principles of accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in United States of America. Information relating to the nature and effect of such differences is presented in note 15.

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

These securities - are classified as “trading securities” (except for investment in shares constituting “permanent investment”, as described below) and stated at market value. The changes in market value of these securities are carried to financial income or expenses.

Investment in shares which the Company intends to hold for a long period (“permanent investment”) is stated at cost, net of impairment which is not of a temporary nature (see also note 2).

d.	Inventories - raw materials and components

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out” basis.

e.	Property and equipment:

These assets are stated at cost and are depreciated by the straight-line method, over their estimated useful life.
Annual rates of depreciation are as follows:

	%

Vehicles	15
Computer equipment	33
Office furniture and equipment	7-15	(mainly 7%	)

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

f.	Revenue recognition:

	1)	Sale of products

The Company recognizes revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed and determinable and collectability is deemed probable. The Company does not, in the normal course of business, provide a right of return to its customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.

In some cases, the Company grants its customers an evaluation period, usually several months, to evaluate the product prior to purchase. The Company does not recognize revenue from products shipped to customers for evaluation until such products are actually purchased.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	2)	Services rendered

Revenue from services rendered is recognized rateably over the contractual period or as services are performed.

g.	Research and development

Research and development expenses are charged to income as incurred. Royalty-bearing grants received from government departments for development of approved projects are recognized as a reduction of research and development expenses as the related cost is incurred, (see also note 7a(1)).

h.	Deferred taxes:

1)

Deferred income taxes are created for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the reported cumulative net losses in all prior years, management has determined that the future realization of the tax benefit is not sufficiently assured. Consequently, a full valuation allowance has been provided in respect of the net deferred tax assets, see note 9f.

2)

Upon the distribution of dividends from the tax-exempt income of an “approved enterprise” (see also note 9), the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax exempt income and it does not intend to cause distribution of such income as cash dividends. Therefore, no deferred income taxes have been provided in respect of such tax exempt income.

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

i.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (maturing up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Advertising expenses

Advertising expenses are charged to income as incurred and amounted to approximately $42,000, $34,000 and $194,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

k.	Concentration of credit risks and allowance for doubtful accounts

The Group’s cash and cash equivalents, short and long-term investments as of December 31, 2003 and 2002, were deposited in major financial institutions in Israel and in the United States. The Company is at the opinion that the credit risk in respect of these balances is remote.

A substantial part of the Group’s revenues is derived from a limited number of customers (see note 13). The Company evaluates the collectibility of the trade balances on a regular basis. The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

l.	Net income (loss) per share:

1)

Basic and diluted per share data have been determined on the basis of the weighted average number of issued and outstanding shares during the year and the shares issuable upon the exercise of options and warrants granted, the exercise of which is probable as of the balance sheet date.

2)

In computing the per share data in 2003, 835,000 shares in respect of assumed exercise of options were included in the weighted average number of shares and imputed interest of $34,000 was added to net income.

3)

Diluted per share - the effect of adding the shares issuable upon the exercise of options and warrants granted, the exercise of which is not probable, is anti dilutive at all reporting periods. Therefore, loss per share basic and diluted data is identical for all reported periods.

m.	Impairment of long-lived assets

In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board - “Impairment of Assets”, became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company’s non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

According to the provisions of this standard, commencing 2003 the company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets.  When such indicators of impairment are present, the company evaluates whether the carrying value of the asset in the company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company.  The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash generating unit to which that asset belongs.  A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The impairment loss is carried directly to income.  Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

The adoption of this standard has not had any effect on the company or its subsidiaries, since through December 31, 2002, the company and its subsidiaries applied provisions for assessing and recording impairment of assets, based on the U.S. standard, FAS 121.

n.	Stock-based compensation

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

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Recently issued accounting pronouncement

In October 2001, the Israel Accounting Standards Board (“the IASB”) issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004.

Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13 – “Effect of Changes in Foreign Currency Exchange Rates”, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

Since the company’s financial statements are drawn up in U.S. dollar and based on the provisions in paragraph 4 to Israeli Accounting Standard No. 13, at this stage, it is expected that the implementation of these standards will have no effect on the company’s reporting of its operating results, and the company will continue using the U.S. dollar – the primary currency in which the Company conducts its operations – to measure its operations.

p.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - INVESTMENT IN ARELNET LTD. (“Arelnet”):

a.	On June 8, 2000, the Company distributed 2,900,040 ordinary shares, out of 4,824,000 ordinary shares held by the Company, of Arelnet, a subsidiary of the Company, to its shareholders (the “spin-off”).

b.

In May 2001, the Company participated in Arelnet’s rights offering and purchased 76.958 units under Arelnet’s prospectus dated May 30, 2001. Each unit is comprised of 45 ordinary shares of Arelnet and 20 options for which the Company paid approximately $829,000 at such time.

On June 30, 2003, all options received in Arelnet’s offering expired. In addition, in September 2001 the Company acquired 600,978 shares of Arelnet at approximately $82,000.

c.

Following the spin-off and the above transaction, the Company holds approximately 17.9% of the outstanding share capital of Arelnet and has no significant influence over Arelnet. Accordingly, such investment is stated at cost, net of impairment.

d.

In 2002 and 2001, the Company recorded an impairment charge of $279,000 and $2,890,000 with respect to the investment in Arelnet, respectively, as a result of decrease in the value of the shares of Arelnet.

NOTE 3 - INVESTMENT IN W2COM LLC(“W2COM”):

a.

On August 8, 2000, the Company acquired certain of the assets and liabilities, and the activities of W2COM, which was engaged in interactive video, network integration, network services, and distance learning services, for an aggregate cash consideration of $2,250,000, and for 3,681,818 ordinary shares of NIS 0.001 par value of the Company. Of the 3,681,818 shares, 272,727 shares (“the guarantee shares”)were placed in escrow for the purpose of indemnifying the Company if the acquired business did not achieve the specified revenue and earning levels determined in the agreement.  In addition, 777,272 of the 3,681,818 shares were placed in escrow for the purpose of indemnifying the Company in the event of misrepresentation made by W2COM, and for adjustments to be made to the working capital and the failure to collect pre-existing accounts receivables following the closing. For accounting purposes, in accordance with APB 16 the guarantee shares were held back from the Purchase Consideration and were not recorded as a liability nor presented as outstanding shares.

b.	The acquisition of W2COM was accounted for under the purchase method.

The Company has allocated the purchase price as follows: Approximately $2.5 million was attributed to defined assets net of defined liabilities, the remainder of the purchase price - approximately $21 million, was attributed to goodwill, which was amortized over a period of 10 years.  Approximately $1.1 million of expenses related to the acquisition of the business was considered part of the purchase price, of which a portion was attributed to the goodwill.

On September 30, 2002 and September 30, 2001, due to the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and network integration services and the continuing decline in the market, the Company evaluated the carrying amount of the goodwill acquired in this transaction. Accordingly and following estimates of discounted future cash flows, impairment loss of approximately $14.6 million was recorded in 2001 and the balance of the goodwill - $4.6 million, was written off in 2002. Goodwill amortization expenses were approximately $283,000 and $1,795,000 in 2002 and 2001, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – INVESTMENT IN W2COM LLC (continued):

c.

In June 2002, the Company filed a claim against W2COM for non-compliance with the conditions determined in the agreement, demanding that the shares deposited with the trustee (both the Guarantee Shares and the 777,272 shares)  be returned to the Company with the addition of damages in the amount of $4 million.  W2COM has filed a counter claim against the Company for damages in the amount of $4 million.

In 2003, the parties have reached an arrangement. According to this arrangement, W2COM is to pay the Company $500,000 and give back to the Company 200,000 of the Guarantee Shares; the remaining shares (72,727 of the Guarantee Shares and the 777,272 shares) would be kept by W2COM. The arrangement was approved by the court in March 2004, and will be reflected in the accounts in the first quarter of 2004, as follows: 72,727 of the Guarantee Shares (previously considered for accounting purposes as contingent consideration) will be recorded as issuance of shares and the balance of the cash payment, net of the value of the shares issued, will be recorded as other income in the statement of operations.

NOTE 4 - SHORT-TERM INVESTMENTS:

	Interest rates at December 31,	December 31

	2003	2003	2002

	%	U.S. dollars in thousands

Short-term bank deposits:
Linked to the dollar	1-1.2	1,610
Linked to the NIS	6.1	2,359
Marketable securities -
Israeli Government bonds - linked to the NIS		137	129

		4,106	129

NOTE 5 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

Cost:
Vehicles	175	175
Computer equipment	1,204	1,296
Office furniture and equipment	363	404
Leasehold improvements	343	308

	2,085	2,183

Accumulated depreciation and amortization:
Vehicles	68	28
Computer equipment	1,057	1,060
Office furniture and equipment	247	215
Leasehold improvements	292	190

	1,664	1,493

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY AND EQUIPMENT (continued):

b.	Depreciation and amortization of property and equipment totalled approximately $318,000, $588,000, and $801,000 in 2003, 2002, and 2001 respectively.

c.	In 2002, the Company recorded $750,000 as impairment of property and equipment expenses in the consolidated statements of operations in connection with restructuring plan, see note 12d.

d.	As to lease commitments in respect of the Group’s premises, see note 7b.

e.	As to long-term loan and related pledge in respect of a vehicle, see note 11c.

NOTE 6 - ACCRUED SEVERANCE PAY LIABILITY

Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees’ names and are, subject to certain limitations, the property of the employees.

The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The amounts accrued and the portion funded by insurance policies are reflected in the financial statements as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

Amount accrued	874	759
Less - amount funded	483	388

Unfunded balance, as presented in the balance sheets	391	371

The amounts of accrued severance pay, as above, cover the Group’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

The Group may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

Severance pay expenses for the years ended December 31, 2003, 2002, and 2001, totalled approximately $207,000, $100,000, and $109,000, respectively.

The Company expects to contribute in 2004, approximately $126,000 to the insurance companies in respect of its severance pay obligation.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITY:

a.	Royalty commitments:

1)

The Company is committed to pay royalties to the Government of Israel in respect of products in the research and development of which the Government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the participations were received, successful development of the related projects was not assured. Royalties due to the Government - should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999, with the addition to dollar Libor interest).

In the case of failure of a project, that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any such royalties to the Government.  As of December 31, 2003, the maximum amount of the contingent liability in respect of royalties to the Government, amounts to approximately $2,100,000.

Royalty expenses totalled approximately $24,000, $37,000 and $0 in 2003, 2002 and 2001, respectively.

2)

The Company is committed to pay royalties to the Government of Israel in respect of marketing expenses, in which the Government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. In the case of no increase in export sales, the Company is not obligated to pay any such royalties to the Government. At December 31, 2003, the maximum contingent liability in respect of these royalties amounted to approximately $280,000.

Royalty expenses totalled approximately $84,000, $0 and $0 in 2003, 2002 and 2001, respectively.

b.	Operating lease commitments:

	1)	The Company has a lease agreement - expiring on February 1, 2004, for its premises in Israel.

In December 2003, the Company signed a new lease agreement for new premises in Israel, starting on March 1, 2004 and expiring at February 28, 2009. The rental payments for these premises, are payable in Israeli currency and linked to the Israeli consumer price index (the “Israeli CPI”).

	2)	Arel Inc., wholly owned subsidiary, has a lease agreement expiring October 31, 2009, for its premises in Atlanta.

3)

Arel Learning Solutions Inc., wholly owned subsidiary, has several lease agreements for its premises in several locations in the United States. These leases expire at various dates through May 31, 2005.

	4)	Rental expenses totalled approximately $188,000, $317,000 and, $603,000 in 2003, 2002 and 2001, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITY (continued):

5)	The projected rental payments for the next five years, at rates in effect at December 31, 2003, are as follows:

U.S. dollars in thousands

2004	254
2005	179
2006	176
2007	184
2008	195

988

c.	Contingent liability:

Employee of the Company, who was terminated in September 2003, has made demands in letters sent to the Company by his legal counsel, to receive $100,000 and 133,333 options at an exercise price of $0.15, and has claimed damages. On January 29, 2004, the employee filed a claim in court against the Company in that respect. On March 17, 2004, the Company filed a counter claim in respect of damages caused by the employee.

The Company believes, based on the advice of its legal counsel, it has meritorious defenses and intends to defend vigorously against this claim. In addition, the Company does not believe that the outcome of such claim will have a material adverse effect on its financial position, results of operations and cash flows. No provision for this matter has been included in the accounts.

NOTE 8 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

	1)	The Company’s ordinary shares are traded on the Nasdaq National Market in the United States, under the symbol ARLC.

On December 31, 2003 the closing price of an ordinary share was $2.82.

	2)	As to shares issued in consideration for the purchase of a business, see note 3.

b.	Share options and warrants:

	1)	Employee share option plans:

a)

In November 1995, November 1998 and August 2000, the Company adopted three share option plans (the “Plans”), whereunder options are to be granted to employees of the Group, for no consideration. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Ordinary shares purchased upon the exercise of options have the same rights as other ordinary shares, immediately upon allotment. The aggregate amount of options to be granted under the Plans is 1,825,000. As of December 31, 2003, 587,412 options are available for grant.

Most of the options granted to the Israeli employees are subject to section 102 of the Israeli Income Tax Ordinance and the rules promulgated thereunder. Section 102 provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Plans, as follows:

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2002, the amount that the company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

As from January 1, 2003, the amount that the company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as ordinary income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable.  All being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

From the effective date of grant, options usually vest over 4 years so that 25% vest one year from the date of grant, and an additional 25% vest in each of the following 3 years. Any option not exercised within 10 years from grant date, will expire, unless extended by the board of directors.

During 1998, the Board of Directors of the Company resolved to grant senior officers of the Company (related parties) an aggregate of 330,000 options at an exercise price of $3.16 per option. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Through December 31, 2003, 90,000 options expired. The remaining options are fully vested.  150,000 options will expire on June 1, 2004 and 90,000 options will expire on July 9, 2005.

In 2000, the Company granted 120,000 options to a senior officer of the Company exercisable at the earlier of 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company at an exercise price of $11.00. In September 2001, the senior officer tendered his resignation from his position. Pursuant to the terms of a separation agreement, all of the options granted to the senior officer to purchase 120,000 ordinary shares vested.

In March 2001, the Company granted 150,000 options to a senior officer of the Company, exercisable until 5 years from the grant date. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $2.25.

In May 2002, the Company granted 500,000 options to a senior officer of the Company. The options are vested over 4 years from the grant date and exercisable until 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $0.93.

In July 2002, the Company granted 125,000 options to a senior officer of the Company. The options are vested over 4 years from the grant date and exercisable until 5 years from the date of vesting or 60 days after termination of his employment. Each option can be exercised to purchase one ordinary share of the Company, at an exercise price of $0.60.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

b)

A summary of the status of the Plans as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates, is presented below (also includes the options granted to senior officers of the Company, see above):

	Year ended December 31

	2003		2002		2001

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	1,727,360	2.39	1,646,860	2.88	1,483,332	3.33
Changes during the year:
Granted - at market value	525,791	1.21	655,000	0.86	511,000	1.70
Exercised	(200,000)	0.15			(2,000)	3.69
Forfeited/ Expired	(167,000)	1.77	(574,500)	2.34	(345,472)	3.06

Options outstanding at end of year	1,886,151	2.87	1,727,360	2.39	1,646,860	2.88

Options exercisable at year end	1,191,790	3.04	940,410	3.57	958,385	3.64

Weighted average fair value of options granted*		1.14		0.79		1.27

*

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions: dividend yield of 0% for all years; Expected volatility of 162%, 152% and 157% for 2003, 2002 and 2001, respectively; Risk-free interest rate of 2.7%, 4.5% and 2.5% for 2003, 2002, and 2001, respectively and expected life of 5 years for 2003, 2002 and 2001, respectively.

c)	The following table summarizes information about options outstanding at December 31, 2003 (including options granted to the Company’s senior officers):

Options outstanding			Options exercisable

Exercise prices	Number of options	Weighted average remaining contractual life	Number of options

$		Years

0.30	100,000	9.3	50,000
0.60	190,000	7.3	48,322
0.80	120,000	9.5	15,041
0.90-0.93	530,800	6.1	184,632
1.11 - 1.88*	42,651	3.0	42,651
2.25	150,000	1.5	150,000
2.33	175,000	4.3	175,000
2.63	202,700	7.0	151,172
151,172	240,000	0.8	240,000
4.44	5,000	5.0	5,000
8.77	10,000	6.0	9,973
11.00	120,000	1.6	120,000

	1,886,151		1,191,790

*	Weighted average exercise price is $1.56 for options outstanding and exercisable at December 31, 2003.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - SHAREHOLDERS’ EQUITY (continued):

2)	Warrants:

Under an agreement between the Company, Arelnet and Keppel Communications Pte. (“Keppel”) dated September 14, 1999, and under an additional understanding between the parties, following the above agreement, Keppel has been granted a warrant to purchase 700,000 shares of the Company.

The exercise prices are to be determined by Keppel according to one of the following options:

(a) The first 175,000 shares at $10 per share, the second 175,000 shares at $9.77 per share, the third 175,000 shares at $10.66 per share and the last 175,000 shares at $12.43 per share.

(b)

The Average Closing Price (“ACP”) of the shares on the NASDAQ during the 30-day period prior to the date of exercise + $1 per share for the first 175,000 shares, ACP + $2 per share for the second 175,000 shares, ACP + $3 per share for the third 175,000 shares and ACP + $5 per share for the last 175,000 shares.

In June 2000, Keppel exercised the first portion of the warrant to purchase 175,000ordinary shares of the Company for $10 per share.

NOTE 9 - TAXES ON INCOME:

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

In the event of distribution of cash dividends from income which is tax exempt as above, the Company will have to pay tax at the rate of 25% on the amount distributed, see also note 1h(2).

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

NOTE 9 - TAXES ON INCOME:

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

e.	Tax rates applicable to income of the U.S. subsidiaries

The subsidiaries are taxed on the basis of federal, state and local tax laws in their place of residence at a regular rate of 38%.

f.	Deferred income taxes:

	1)	Components of the Company’s deferred tax assets are as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

In respect of:
Severance pay	98	165
Vacation pay	103	78
Amortization and impairment of goodwill	6,534	7,094
U.S. operating loss carryforwards	5,595	*4,626
Israeli operating loss carryforwards	1,185	1,125
Other	314	469

	13,829	*13,557

Valuation allowance**	(13,829)	*(13,557)

	-,-	-,-

* Reclassified. ** See note 1h.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

g.	Tax assessments and carryforward tax losses

Tax assessments filed by the company through the year ended December 31, 1999 are considered to be final.
Carryforward tax losses of the Company amounted to approximately $4.5 million at December 31, 2003, with no expiration date.

The subsidiaries have not been assessed for tax purposes since incorporation.

At December 31, 2003, the subsidiaries have federal net operating losses carryforward of approximately $14.5 million, available to reduce future taxable income, which expires at various dates through 2022.

h.	Income (loss) before taxes on income:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Israel	133	(5,248)	(4,380)
United States	340	(8,408)	(21,134)

	473	(13,656)	(25,514)

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

a.	Comprised at December 31, 2003 as follows:

	Israeli currency (1)

	Unlinked	Linked (2)

	U.S. dollars in thousands

Assets:
Current assets:
Cash and cash equivalents	175
Short-term investments	2,496
Accounts receivable:
Trade	15
Other	19	86
Other assets		29

	2,705	115

Liabilities:
Current liabilities:
Current maturities of long-term loan	52
Trade	123
Accounts payable and accruals - other	864	2,296

	1,039	2,296

(1)	Not including balances in Israeli currency linked to the dollar.
(2)	To the Israeli CPI.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	CPI*

	NIS	Points

At end of year:
2003	NIS 4.379	178.6 points
2002	NIS 4.737	182.0 points
2001	NIS 4.416	170.9 points
Increase (decrease) during the year:
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%
2001	9.3%	1.4%

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

	December 31

	2003	2002

	U.S. dollars in thousands

a. Accounts receivable:
1) Trade - net of allowance for doubtful accounts in the amount of	209	233

2) Other:
Israeli Government departments and agencies	86	45
Employees	23	59
Prepaid expenses	123	119
Advances to suppliers		113
Income receivable	382	35
Sundry		63

	614	434

b.	Other assets

Other assets consist mainly of structure note bank deposit (the “Structure”) and other long-term deposits. The Structure in the amount of $500,000 bears total interest of not less than 10% and not more than 12%, over its life, depends upon the rate of the six months U.S. dollar LIBOR (“LIBOR”). The Structure will be discharge at the earlier of: (1) total interest on the Structure will reach 12%, or (2) 10 years from date of deposit. The interest income is recognized, in accordance with the provisions of EITF 96-12, “Recognition of Interest income and Balance sheet Classification of Structured Notes”, over the expected life of the Structure. Assuming the rate of the LIBOR will not exceed 4%, the Structure will be discharged at April 30, 2005.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Accounts payable and accruals – other:

	December 31

	2003	2002

	U.S. dollars in thousands

Employees and employee institutions	252	362
Provision for vacation pay	354	373
Income tax payable	2,296	2,081
Accrued expenses	790	284
Advances from customers	23	32
Related parties	3	25

	3,718	3,157

d.	Long-term loan:

Principal amount	52	64
Less - current maturities	52	16

	-,-	48

On December 10, 2002, the Company received a long-term loan from a leasing company, with respect to purchase of a vehicle, in connection with an agreement with one of its employees. The loan, denominated in unlinked NIS in the original amount of $67,000, bears interest at an annual rate of 22%. In connection with this loan, the Company recorded a pledge on the vehicle in favor of the leasing company. Under the agreement between the Company and its employee, the employee undertakes to remain in his position until the end of 2004. At that time the vehicle will be transferred to his possession, net of taxes and any costs related to the transfer of ownership.

e.	Fair value of financial instruments

The financial instruments of the Group consist of non-derivative assets and liabilities (items included in working capital and long-term loan to employee).

In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical to their carrying value.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED INCOME STATEMENT DATA:

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

a. Cost of sales and services*:
Materials and components consumed	1,797	1,671	2,434
Payroll and related expenses	632	455	803
Subcontractors	941	1,175	747
Depreciation and amortization	116	72	50
Other	215	231	287

	3,701	3,604	4,321

* Including cost of services	1,500	1,505	1,073

b. Research and development expenses - net:
Total expenses	2,107	2,218	2,804
Less - grants and participations (see note 7a(1))	516		861

	1,591	2,218	1,943

c. Selling, general and administrative expenses:
Selling, net*	1,936	2,688	7,140
General and administrative	2,259	3,751	2,183

	4,195	6,439	9,323

* Net of Government participation, see note 7a(2)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SELECTED INCOME STATEMENT DATA (continued):

d.	Restructuring expenses

During 2002 and 2001, the Company was engaged in several restructuring programs to reduce operating expenses due to the dramatic and continuing slowdown in the telecommunication sector, the economy in general and the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and integration services.

As part of the 2001 program, the Company recorded restructuring expenses amounting to $961,000 in respect of closure of certain offices ($518,000) and termination of employment of 18 employees ($443,000). In 2001, $620,000 of the amounts related to the program were paid. Through December 31, 2002, all amounts related to this program have been paid.

As part of the 2002 program, the Company recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. The program included: termination of employment of 12 employees at a total cost of $1,007,000 (through December 31, 2003, all employees were terminated) and downsizing and closing of facilities ($544,000).Through December 31, 2003, all amounts related to the programs were paid, except for $22,000 in respect of closing of certain offices. In addition, as a result of the restructuring, in 2002 the Company recorded an impairment loss of $750,000, in respect of leasehold improvements, office furniture and equipment and computer equipment.

NOTE 13 - SEGMENT INFORMATION:

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

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SEGMENT INFORMATION (continued):

b.	Information about reported segment profit or loss and assets:

	Segment A			Segment B			Elimination of intersegment balances			Consolidated

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

	U.S. dollars in thousands

Revenues from external customers	8,169	3,429	5,336	1,949	2,512	4,076				10,118	5,941	9,412

Depreciation and amortization	280	269	252	38	319	549				318	588	801

Amortization and impairment of goodwill					4,858	16,371					4,858	16,371

Impairment of property and equipment					750						750

Operating income (loss)	406	(5,551)	(2,307)	225	(7,928)	(21,200)				631	(13,479)	(23,507)

Financial income (expense)	(135)	123	889	(23)	(21)	(6)				(158)	102	883

Segment profits (loss)	508	(5,707)	(4,308)	(35)	(7,949)	(21,206)				473	(13,656)	(25,514)

Segment assets	16,932	40,962	43,221	385	760	7,846	(3,839)	(26,282)	(23,512)	13,478	15,440	27,555

Segment liabilities	8,295	6,351	3,872	27,012	27,352	25,520	(30,341)	(26,282)	(23,512)	4,966	7,421	5,880

Goodwill						4,858						4,858

Capital expenditures	70	172	69	8	2	190				78	174	259

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SEGMENT INFORMATION (continued):

c.	Revenues from products and services, classified by each product and service:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

IDEAL	8,283	3,685	5,721
IVC and network services	1,835	2,256	3,691

	10,118	5,941	9,412

d.	Geographic information:

1)

In 2003, 94% of the Group’s revenues (79% in 2002 and over 90% in 2001) were derived from customers located in the U.S. and the balance was mainly (4% of the Group’s revenues) from one customer located in Italy.

	2)	Over 70% of long-lived assets of the Group are located in Israel and the balance is located in the U.S.

e.	Revenues from principal customers (single customers each of which exceeds 10% of total revenues in the relevant year)*:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Customer A	3,104	676	1,725
Customer B	2,394
Customer C	47	1,080
Customer D		597

	5,545	2,353	1,725

*  All principal customers relate to segment A.

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES:

a.	As to issuance of shares, warrants and options to related parties see notes 8b(1)(a) and 8b(2).

b.

In 2001, the Company subleased premises to Arelnet, a related party. The Company and Arelnet allocated rent expenses and additional expenses (including taxes, office expenses, phone, mail, etc.) between the companies on a quarterly basis, according to the ratio of number of employees of each of the companies.

Through August 2001, under a management agreement, Arelnet paid 30% of the salary of the chief executive officer of the Company, in consideration for management services given to Arelnet. Arelnet paid the Company a total of approximately $670,000 in 2001 under the Management Agreement (including tenancy expenses).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

The Group prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. of America GAAP vary in certain significant respects, as described below:

a.	Liability for employee rights upon retirement

Under Israeli GAAP, amounts funded in respect of severance pay liability by purchase of insurance policies are deducted from the related liability. Under U.S. GAAP, the amounts funded should be presented as a long-term investment among the Company’s assets. Correspondingly, the entire change in the liability will be classified as part of wages expenses and the income from the funding arrangements will be classified as financing income.

b.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise during a period from transactions and other events from non-owner sources. With respect of the Company, in addition to net loss, other comprehensive income includes unrealized holding gains (losses) on available for sale securities, net of tax. Israeli GAAP does not have this requirement.

c.	Marketable securities

The GAAP difference relates to the following matters:

	1)	Marketable securities, which are classified as “permanent investment” (investment in Arelnet)

Under Israeli GAAP, permanent investments are carried at cost (unless an “other-than-temporary” decline in their value has occurred). Such securities are classified as “available-for-sale” under U.S. GAAP and accordingly marked to market; unrealized gains and losses on these securities (unless an “other-than-temporary” decline in their value has occurred) are reported as “other comprehensive income” under the provisions of SFAS 130 (see also (b) above).

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

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

	Year ended December 31,

	2003	2002	2001

	U.S. dollars in thousands

Net cash used in operating activities	(1,825)	(3,231)	(1,143)

Net cash provided by (used in) investing activities	(4,609)	8,209	(7,549)

3)	Classification of Impairment of Investment in Arelnet Ltd.

In 2002 and 2001, the Company recorded impairment in the value of investment in Arelnet as a result of other than temporary decline in the value of such investment. As a result, the Company recorded, both under Israeli GAAP and U.S. GAAP, approximately $279,000 and $2,890,000 loss under “Impairment of Investment in Arelnet Ltd.” in the statement of operations of 2002 and 2001, respectively. Under Israeli GAAP this amount was included as a component of non-operating expenses while under U.S. GAAP the impairment loss should be classified as part of the operating expenses.

The effect on Operating Loss:

	Year ended December 31,

	2002	2001

	U.S. dollars in thousands

Operating loss as reported in these financial statements under Israeli GAAP	(13,479)	(23,507)
Effect of the classification of Impairment of investment in Arelnet Ltd. As an operating expense	(279)	(2,890)

Operating loss under U.S. GAAP	(13,758)	(26,397)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

d.	Income (loss) per share (“EPS”)

Israeli GAAP relating to computation of EPS are described in note 1l. As applicable to the Group, the main difference between the Israeli GAAP and the U.S. GAAP methods of EPS computation is that shares to be issued upon exercise of warrants and options where the exercise of which is probable, are taken into account in the computation of basic income (loss) per share under Israeli GAAP, whereas under U.S. GAAP - only the weighted average number of shares actually outstanding in the reported year is taken into account in computing basic income (loss) per share, while shares to be issued upon the exercise of warrants and options are included in the computation of diluted income (loss) per share. Also the effect of including the incremental shares from the assumed exercise of warrants and options is calculated under Israeli GAAP based on the full number of outstanding warrants and options and imputed interest on the assumed proceeds from the exercise of such warrants and options, rather than the treasury stock method under U.S. GAAP.

e.	Impairment of long-lived assets

In accordance with Israeli GAAP, commencing 2003 (see note 1m), the review of an asset for impairment is performed in relation to its recoverable value. The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the company.  The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

For U.S.GAAP purposes, the company adopted in 2002 FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”). Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment cannot be reversed and the asset is continued to be carried in its new cost.

The difference in impairment approaches had no effect on the reported years.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

f.	Accounting for asset retirement obligation

For U.S.GAAP purposes the company adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations.” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the company’s credit--adjusted risk--free interest rate. The adoption of FAS 143 has not had any effect on the Company.

g.	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial

Instruments with Characteristics of both Liabilities and Equity” (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company’s financial position or results of operations.

h.	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have material impact on its financial position, results of operations and cash flows.

i.	FAS 123 pro-forma information

Had compensation cost for the Company’s plans been determined based upon the fair value of the awards granted as of the grant dates consistent with the method of SFAS 123, the Group’s income (loss) and income (loss)  per share under U.S. GAAP would have been changed to the pro-forma amounts indicated below:

	Year ended December 31

	2003		2002		2001

	As reported	Pro-forma	As reported	Pro-forma	As reported	Pro-forma

	U.S. dollars in thousands

Income (loss)	473	124	(13,656)	(14,045)	(25,514)	(26,113)

Income (loss) per share basic and diluted	0.04	0.01	(1.06)	(1.09)	(1.98)	(2.03)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

j.	The effect of these GAAP differences on the consolidated financial statements are as follows:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

1) The effect on comprehensive income (loss):

Income (loss) as reported in these financial statements under Israeli GAAP	473	(13,656)	(25,514)

Other comprehensive loss:
Unrealized income (loss) on investment in Arelnet	505	(279)	(2,600)
Less- reclassification adjustment for losses included in net loss	-	279	2,890

Other comprehensive income (loss)	505	-,-	290

Comprehensive income (loss)	978	(13,656)	(25,224)

2) The effect on income (loss) per share:

	Year ended December 31

	2003	2002	2001

Under U.S. GAAP - in dollars:
Basic	0.04	(1.06)	(1.98)

Diluted	0.04	(1.06)	(1.98)

Weighted average number of shares issued and outstanding (in thousands) - used in computation of EPS:
Basic	13,056	12,856	12,856

Diluted	13,383	12,856	12,856

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (continued):

3) The effect on shareholders’ equity:

	Year ended December 31

	2003	2002	2001

Shareholders equity as reported in these financial statements under Israeli GAAP	8,512	8,019	21,675
Effect of the treatment of gain on dilution of interest in a subsidiary (affects retained earnings)		(944)	(944)
Effect of the treatment of gain on dilution of interest in a subsidiary (affects capital surplus)		944	944
Effect of available for sale securities	505		(2,890)
Less - reclassification adjustment for losses included in net loss			2,890

Shareholders equity under U.S. GAAP	9,017	8,019	21,675

k.	Recently issued accounting pronouncements in the United States

FAS 132 (revised 2003)

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the company.