Form 20-F
period 2004-12-31
AREL COMMUNICATIONS & SOFTWARE LTD
filed 2005-06-28
CIK 920214

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004 Commission File Number 333-12076

_________________________

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

_________________________

Israel

(Jurisdiction of incorporation or organization)

22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel

(Address of principal executive offices)

_________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.001 New Israeli Shekels per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

_________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

13,241,916 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐ Item ☒ 18

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4

ITEM 3. KEY INFORMATION	4
SELECTED FINANCIAL DATA	4
RISK FACTORS	4
RISK FACTORS RELATED TO OUR BUSINESS	4
RISK FACTORS RELATING TO OUR ORDINARY SHARES	11
RISK FACTORS RELATED TO OPERATIONS IN ISRAEL	14

ITEM 4. INFORMATION ON THE COMPANY	15
HISTORY AND DEVELOPMENT OF THE COMPANY	15
BUSINESS OVERVIEW	17
GOVERNMENTAL REGULATIONS AFFECTING THE COMPANY	25
ORGANIZATIONAL STRUCTURE	25
PROPERTY, PLANTS AND EQUIPMENT	25
INTELLECTUAL PROPERTY RIGHTS AND SOFTWARE PROTECTION	26

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
CRITICAL ACCOUNTING POLICIES	27
SELECTED FINANCIAL DATA	28
OPERATING RESULTS	31
LIQUIDITY AND CAPITAL RESOURCES	35
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	37
TREND INFORMATION	38
OFF-BALANCE SHEET ARRANGEMENTS	39
CONTRACTUAL OBLIGATIONS	40

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
COMPENSATION OF OFFICERS AND DIRECTORS	45
BOARD PRACTICES	46
EMPLOYEES	49
SHARE OWNERSHIP	50

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
MAJOR SHAREHOLDERS	51
RELATED PARTY TRANSACTIONS	52

ITEM 8. FINANCIAL INFORMATION	54
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	54
LEGAL PROCEEDINGS	54
DIVIDEND DISTRIBUTIONS	54
SIGNIFICANT CHANGES	54

ITEM 9. THE OFFER AND LISTING	55
MARKET AND SHARE PRICE HISTORY	55

ITEM 10. ADDITIONAL INFORMATION	56
MEMORANDUM AND ARTICLES OF ASSOCIATION	56
MATERIAL CONTRACTS	61
EXCHANGE CONTROLS	62
TAXATION	63
DOCUMENTS ON DISPLAY	71

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

------------

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Prior to 2004, the Company’s audited consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S. GAAP. All the information included in this annual report is presented in accordance with U.S. GAAP. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

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

We have experienced, and expect to continue to experience, significant quarterly fluctuations in our results of operations as a result of a variety of factors, including:

• long sales cycles ranging from three months to over two years;
• the size and timing of individual orders for our products;
• competition and pricing;
• customer order deferrals in anticipation of introduction or enhancement of products by us or our competitors;
• availability of bandwidth needed to effectively deploy our products and solutions;

• market acceptance of new products;
• research and development costs;
• technological changes, including difficulties in complying with e-Learning, video-conferencing and telephony standards;
• changes in our operating expenses;
• personnel changes;
• fluctuations in interest rates and foreign currency exchange rates;
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

In order to compete effectively, we need to develop new and enhanced products, which are acceptable to our customers.

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

Our products compete in the conferencing and the interactive distance learning markets, which are extremely competitive. In the fully synchronized video, voice and data conferencing market, the landscape of our competitors includes companies such as Polycom Inc. (NASDAQ:PLCM), Webex Communications Inc. (NASDAQ:WEBX), Microsoft Corporation (NASDAQ100:MSFT) (through Placeware, Inc. which was acquired by Microsoft in the first quarter of 2003), Centra Software, Inc. (NASDAQ:CTRA), InterWise Ltd, and RADVision Ltd. (NASDAQ: RVSN). We expect to continue to be exposed to new competitors in the near future. In the interactive distance learning market, our primary direct competitor is One Touch Systems, Inc. We have also encountered competition from IBM (NYSE:IBM), with its Lotus Learning Space product, and limited competition from companies, such as Docent, Inc., Saba Software, Inc. (NASDAQ: SABA) and SkillSoft Plc. (NASDAQ: SKIL), which have business relationships with our direct competitors.

Many of our competitors have substantially greater capital resources, research and development staffs, facilities, marketing and distribution networks, name recognition and more extensive customer bases than we do. While we plan to continue to improve our products and believe that their features and functions are favorably distinguishable from those of our competitors, we cannot guarantee that we will successfully differentiate our products from those of our competitors or that the marketplace will consider our products superior to those of our competitors. Our competitors may also merge, thus creating stronger vendors.

We have a history of losses and may not be profitable in the future.

With the exception of 2003, in which generated net income of $473,000, since 1999, we did not generate net income on an annual basis. We incurred net losses of $13,656,000 (including impairment of goodwill, impairment of investment and restructuring and impairment of property and equipment of $7,438,000) in 2002. In 2004, we incurred net losses in the amount of $5,628,000, and in the first quarter of 2005 we had a net loss of $1,563,000. We may continue to operate at a loss in the future and may not achieve profitability.

If we do not increase our revenue stream and cannot draw upon our $10 million credit line, we may experience a lack of liquidity, which would adversely affect our operations.

At March 31, 2005, we had cash and cash equivalents of $912,000, short-term investments in the form of marketable securities and short-term bank deposits valued at $678,000 and working capital of $3,819,000. On March 8, 2005, we entered into a three-year $10 million revolving secured credit line agreement with Cetus Corp. (Cetus), an Ohio corporation controlled by Mr. Clayton L. Mathile, our largest shareholder. The closing date of the agreement was April 20, 2005. Until January 1, 2006, we may draw down up to $5 million in loans at our discretion and beginning in 2006 we may draw down in excess of $5 million, subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006. Our ability to draw down on the credit line is subject to our satisfying standard terms and conditions set forth in the credit line agreement, including there not having been a change of control in our company. As of June 15, 2005, we borrowed a principal amount of $500,000 under our credit line agreement. If we cannot draw down on the credit line in the future, or if Cetus does not honor its obligations under the agreement, we may experience a lack of liquidity, which could affect our ability to meet our financial obligations and which could adversely affect our operations. See Item 5., “Operating and Financial Review and Prospects – Liquidity and Capital Resources.” and Item 7, “Related Party Transactions.”.

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

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and technological measures to establish and protect proprietary rights in our products. We cannot assure you that these efforts will provide meaningful protection for our technology because:

—	some foreign countries may not protect our proprietary rights as fully as do the laws of the United States;

—	if a competitor were to infringe on our proprietary rights, enforcing our rights may be time consuming and costly, diverting management’s attention and our resources;

—	measures such as entering into non-disclosure and non-competition agreements afford only limited protection;

—	unauthorized and/or unidentifiable parties may attempt to copy aspects of our products and develop similar software or to obtain and use information that we regard as proprietary; and

—	our competitors may be able to design around our intellectual property rights or independently develop products that are substantially equivalent or superior to our products.

Furthermore, we cannot assure you that we will at all times enforce our intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

Potential intellectual property rights disputes could make our operations more expensive.

Our ability to compete successfully depends in part on our ability to operate without infringing upon the proprietary rights of others. Possible infringement claims could harm our business by requiring us to pay royalties or to change our manufacturing processes. The cost of responding to infringement claims could be significant, regardless of whether or not the claims are valid. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, there can be no assurance that we will not become party to such claims in the future.

Certain of our activities make use of intellectual property owned by third parties. We believe that we are in compliance with the licensing agreements with the owners of these rights and that the licensing agreements adequately protect our rights. Failure to maintain our licenses could harm our business.

The corporate training and conferencing/collaboration markets for our Rich Media Technology Platform-based Arel Spotlight applications are still developing.

During the course of 2002, we made a strategic decision to expand our served market by providing an integrated Rich Media Technology Platform, or RMTP, (formerly referred to as our Integrated Conferencing Platform, or ICP) based enterprise software solution for conferencing and training applications for converged IP networks. The market for fully-integrated video, voice and data solutions over converged networks has begun to develop significantly only in recent years and is rapidly evolving. Nevertheless, companies may be reluctant to run real-time rich media traffic including, voice, video and data, as a corporate-wide solution. As a result, we are uncertain about market demand for, and acceptance of, our solutions and the future growth rate of these markets. Additionally, we cannot assure you that the rich media collaboration market for our RMTP platform will develop, or that this system or product will be widely accepted. If the markets that we serve fail to develop, develop more slowly than we expect or evolve differently than we anticipate, our business, financial condition and results of operations could be negatively affected.

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

We will need to attract and retain qualified employees, particularly technical, managerial, sales and research and development personnel. The competition for such personnel is intense. We may not be able to retain our employees or recruit additional qualified personnel. In addition, our inability to recruit additional technical personnel in a timely manner would be detrimental to our research and development programs.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in North America, and we have increased our efforts to develop business in Europe and the Far East. We are subject to all of the risks inherent in international business activities including the following:

—	delays in product shipments due to local customs restrictions;

—	unexpected changes in regulatory requirements, tariffs and other trade barriers;

—	difficulties in staffing and managing foreign operations;

—	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

—	fluctuations in currency exchange rates or restrictions on conversion of foreign currencies;

—	reduced protection for intellectual property rights in some countries;

—	burdens relative to complying with a wide variety of foreign laws and regulations;

—	potentially adverse tax consequences;

—	the failure to obtain approvals from foreign governmental bodies; and

—	we price our products primarily in U.S. dollars. If the currencies of countries to which we sell our products in U.S. dollars will weaken relative to the U.S. dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders will suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. The determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares. (See Item 10. "Additional Information" – "Taxation" – "Passive Foreign Investment Companies".)

Exchange rate fluctuations could increase the cost of our operations.

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and fluctuations in the U.S. dollar/NIS and U.S. dollar/Euro exchange rate have not had a material effect on our revenues. Inflation in Israel and U.S. dollar exchange rate fluctuations may, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar. The cost of our operations in Europe, as expressed in U.S. dollars, is influenced by fluctuations in the U.S. dollar/Euro exchange rate. We are likely to remain exposed to exchange rate fluctuations in the future, which may increase the cost of our activities.

Fluctuations in interest rates could result in an increase of our costs in repaying our debt under our credit line agreement.

The interest rate applicable to loans under our credit line agreement with Cetus Corp. is linked to a floating one-month LIBOR rate. Any upward fluctuations in LIBOR would result in increased costs in repaying our loans.

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

New legislation could increase the cost of our operations.

Our costs of being a public company have increased due to the enactment of the Sarbanes-Oxley Act of 2002, which has increased the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may further increase the fees of our professional advisors in the future and may cause our insurance premiums to rise.

Risk Factors Relating to our Ordinary Shares

The market price of our ordinary shares has been, and may continue to be, very volatile.

The market prices of our ordinary shares since our initial public offering in December 1994, and of other publicly traded software companies in general, have been subject to major fluctuations. The following factors may have a significant impact on the market price of our ordinary shares:

—	announcements of technological innovations or new products by our competitors or by us;

—	developments or disputes concerning patents or proprietary rights;

—	publicity regarding actual or potential results relating to products under development by us or by our competitors;

—	regulatory developments in the United States and other foreign countries;

—	delays in our testing and development schedules;

—	events or announcements relating to our collaborative relationships with others;

—	economic and other external factors;

—	period-to-period fluctuations in our financial results;

—	low trading volume in our ordinary shares; and

—	volatility in the securities markets.

Our results are affected by volatility in the securities markets.

The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for companies in the fields of communications, software and Internet have experienced wide fluctuations and although the volatility of these companies’ securities has often been unrelated to the operating performance of these companies, such volatility may result in difficulties in raising the additional financing necessary to effectively operate and grow their businesses. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. The history of low trading volume in our ordinary shares, incidents of unrest and terrorist activity in Israel and the volatility of the securities market in general, and in particular in relation to our ordinary shares, may affect our ability to raise additional financing in the future. In addition, if our operating results are less favorable than the results expected by the market, the market prices of our ordinary shares may underperform or fall.

Market sales of large amounts of our shares eligible for future sale may lower the price of our ordinary shares.

As of June 1, 2005, we had 13,241,916 ordinary shares outstanding, of which, 8,935,121 ordinary shares are freely tradable. The remaining 4,306,795 ordinary shares outstanding are “restricted securities,” as that term is defined under Rule 144 of the Securities Act of 1933, as amended. Approximately 1,817,032 of the restricted securities have been held for over two years, therefore, they may be sold under Rule 144 without regard to the volume limitations and other restrictions of Rule 144, except by holders who are deemed to be our affiliates. In addition, there are ordinary shares issuable upon the exercise of warrants and options that we have previously granted.

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

Our shares are subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. Rule 15g-9 imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our ordinary shares and may affect the ability of holders to sell our ordinary shares in the NASDAQ Small Cap Market.

If we do not meet the NASDAQ continued listing requirements, our shares may be delisted from the Nasdaq SmallCap Market.

Our ordinary shares are traded on the NASDAQ SmallCap Market, which has adopted rules that establish criteria for initial and continued listing of securities.  We currently meet the criteria for continued listing of our securities on the NASDAQ SmallCap Market but may fail to comply with such criteria in the future.  If our ordinary shares are delisted from the NASDAQ SmallCap Market, trading in our ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the NASDAQ listing requirements. If our ordinary shares were delisted from the NASDAQ SmallCap Market, our shares would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of our shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders' ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in May 2005 was 14,938 shares. During the two year period prior to June 1, 2005, the high and low bid price of our ordinary shares was $4.63 and $0.60, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

We do not expect to distribute cash dividends.

We have never paid a cash dividend and do not expect to pay cash dividends in the foreseeable future.

Risk Factors Related to Operations in Israel

Conditions in Israel affect our operations.

We are incorporated under the laws of, and our offices and most of our research and development and operation facilities are located in, the State of Israel. Although almost all of our sales are made to customers outside of Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980’s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and its Arab neighbors. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by many Arab countries since Israel’s establishment.

Although Israel has entered into various agreements with certain Arab countries and with the Palestinian Authority, various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, and negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished, there have been periods of increased civil unrest in Israel. We do not believe that the political and security situation has had any material impact on our business. However, some potential customers have been more hesitant to do business with us due to the political and security situation in Israel. In addition, certain of our business partners and potential partners from Europe and the Far East have declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. We cannot give any assurance that security and political conditions will not have deleterious effects on our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Furthermore, most of our research and development and operation facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume manufacturing, we could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facility. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot predict whether a full resolution of these problems will be achieved nor the nature of any such resolution.

The results of our operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to the increase in terrorist activity, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future with little or no prior notice. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service.

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

It may also be difficult to enforce civil liabilities under the U.S. federal securities laws in original actions instituted in Israel. However, Israeli courts may enforce foreign final executory judgments, including those of the United States, for liquidated amounts in civil matters obtained after due process before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) that recognizes and enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to.

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

Arel Communications and Software Ltd. (“Arel” or the “Company”) has been a leading provider of end-to-end interactive distance learning systems since 1997. During 2002, our Company expanded its target market, and today Arel offers an integrated video, voice and data conferencing solution enabling corporate communication and e-learning applications.

Recent Developments

Since January 1, 2004, the following important events have occurred:

Revolving Credit Line Agreement with Cetus Corp.

On March 8, 2005, we entered into a $10 million revolving secured credit line agreement with Cetus Corp., an Ohio corporation controlled by Mr. Clayton L. Mathile, our largest shareholder. We may draw down on the credit line until April 20, 2008 and as of June 15, 2005, we borrowed a principal amount of $500,000. Until January 1, 2006, we may draw down up to $5 million in loans and beginning in 2006, we may draw down in excess of $5 million subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets commencing from the first quarter of 2006. (For more information about our credit line agreement, see Item 7, “Related Party Transactions”.).

Disposition of our holdings in Arelnet Ltd.

On June 16, 2005, Arelnet Ltd., in which we hold an approximate 16.93% share, announced the closing of its agreement for the sale of all of its issued and outstanding shares to Airspan Networks, Inc. (NASDAQ: AIRN) for $8.7 million. The consideration to be paid to all of Arelnet’s shareholders will be comprised of $4.7 million of Airspan shares and $4 million in cash, of which $500,000 will be placed into a one-year escrow. As a result of this transaction, we expect to record a net capital gain of approximately $1.25 million, based on Airspan’s share price at the close of business on June 16, 2005. If the price of the Airspan's shares we are to receive were to decrease between the closing date of the transaction and the time we actually sell such shares, we may record a capital loss.

Agreement with the Israeli tax authorities

In February 2005, we signed an agreement with the Israeli tax authorities regarding final tax assessments for the years 2000, 2001 and 2002. Under the agreement, we agreed to pay approximately $1.7 million to the Israeli tax authorities in thirty three monthly instalments commencing from April 2005. The payments relate mainly to the year 2000 spin-off of our holdings in Arelnet to our shareholders.

Share purchase, tender offer and resignation of the chairman of our board of directors

In June 2004, our largest shareholder, Clayton L. Mathile increased his 22.5% holdings in our Company to 33%, following the consummation of the partial tender offer launched by Mr. Mathile in May 2004 and the purchase of the shares held by Mr. Izhak Gross, the former chairman of our board of directors. Following the consummation of the sale of Mr. Gross shareholdings, Mr. Gross resigned from our board of directors.

Establishment of Arel Communications and Software EMEA, SAS and Arel Communications and Software S.r.L.

In the first quarter of 2004, we established Arel Communications and Software EMEA, SAS, our wholly-owned subsidiary in France, and and in the third quarter of 2004 we established Arel Communications and Software S.r.L., our wholly-owned subsidiary in Italy in order to increase our European presence. The objective of our European subsidiaries is to promote our products and services in Europe, the Middle East and Asia.

Settlement of dispute with W2Com

In March 2004, we settled our dispute with W2Com. Pursuant to the Settlement and Release Agreement (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow, and (iii) the remainder of the shares that were deposited in escrow were released to Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. In accordance with the Israel Company’s Law, the 200,000 shares that were returned to us have become dormant shares. For more information regarding the W2Com settlement, see Item 7, “Related Party Transactions.”

Separation Agreement with Mr. Zvi Klier

In May 2004, our former President, Mr. Zvi Klier, ended a term of thirteen years of dedicated service to our Company. Mr. Klier had served us in various roles since 1991. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For more information about the separation agreement, see Item 7 “Related Party Transactions.”

For information regarding our principal capital expenditures and divestitures in the last three financial years see Item 5, “Operating and Financial Review and Prospects.”

Business Overview

The Market

We are in the business of providing interactive voice, video and data web communication solutions for conferencing, collaboration and corporate training applications that enable content, audio and video interaction in real time between large numbers of participants situated at remote locations. As the global market expands, corporations, universities, governmental agencies and other organizations seek collaborative solutions that efficiently provide content and enable audio and video interaction with large numbers of participants at remote locations via their endpoint desktops. In order to achieve this objective, we develop, market and sell an integrated suite of enterprise software applications that allows geographically-dispersed users to work together in groups, attend online seminars, or webinars, and panel discussions,participate in training courses, and have one-on-one meetings with customers or colleagues. Our Arel Spotlight™ application suite consists of Spotlight Meeting™, Spotlight Webinar™ and Spotlight Campus™. Our enterprise software allows users to speak, share data, share applications, chat and see one another, all in real time, while situated in different widespread locations.

At the heart of the Arel Spotlight suite is Arel’s RMTP (Rich Media Technology Platform), which was formerly referred to as our Integrated Conferencing Platform, or ICP). Our RMTP platform provides a scaleable, secure, and network-friendly software platform, architected from the ground up to deliver synchronized, real-time voice, video and data communication over converged IP (Internet Protocol) networks. Our RMTP platform provides seamless interoperability with existing video conferencing endpoints and Multi-point Control Units (MCUs), such as H.323, SIP, or Session Initiation Protocol) endpoints, Public Services Telephone Networks (PSTN) and satellite-based corporate network infrastructures.

Our technology platform is designed to be an integral component of a company’s overall Information Technology strategy for deploying real-time IP communications, with the ability to utilize an existing IP network and infrastructure while preserving prior investments in legacy video and voice systems. Our platform works harmoniously with existing security policies and infrastructures (such as proxy servers and firewalls).

Our RMTP platform can be offered as an on-premise solution designed for enterprise wide deployments or as a managed service offering. It also enables large enterprises to migrate from ‘pay per usage’ services to an ‘on-network’ solution, for greater control, cost-savings and integration with internal systems. To extract the greatest value from existing network and information-system infrastructures, our Spotlight application suite offers:

• Multi-point audio, video and data sessions;

•      Various endpoint capabilities to enable employee desktops as well as devices such as IP Phones, regular phones, H.323 video conferencing endpoints and MCUs, PDAs and smart phones to seamlessly communicate with each other;

• Dynamic Quality of Service (QoS) over audio, video and data, enabling users to experience a high quality session without interruptions caused by dynamic changes in the available bandwidth;
• Data sharing, enabling multi-point application sharing and content viewing;
• Native firewall and proxy-friendly integration for conferencing via complex networks;
• Recording and archiving of live sessions, enabling employees to view a previously recorded session, including all audio, video and data materials used.

Our RMTP platform is a rich-media, real-time communication software that makes meetings more effective and facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply-chain management.

Applications

Our Spotlight application suite provides a comprehensive enterprise communications solution for:

• One-to-many live interactive broadcasts and webinars;
• Training and distance learning with evaluation measures;
• Multipoint videoconferences for work groups;
• One-on-one collaborative meetings;
• On-demand sessions with interactive playback features;
• Rich-media content authoring; and
• Content distribution.
Our integrated Spotlight application suite consists of the following products:
• Spotlight Meeting: a highly collaborative interactive solution designed to facilitate small work-group collaboration, which supports both ad-hoc and pre-scheduled meetings;
• Spotlight Webinar: a presenter-led solution for live and on-demand viewing of one-time knowledge delivery events to audiences of any size, which supports a self registration process; and

•      Spotlight Campus: an instructor-led e-learning and distance training solution designed for continuous blended live and on-demand courses, which includes powerful assessment, evaluation and content-authoring tools.

Our products support live interaction

Spotlight Meeting, Spotlight Webinar and Spotlight Campus all share a common user-interface for live interaction that incorporates the essential foundations of a conversation using high quality video for face-to-face interaction, clear audio, and rich supporting visuals and virtual collaboration. This interface includes integrated multiple video windows, application and data sharing, chat, questions, whiteboard and recording capabilities, all of which are designed to engender a feeling of teamwork while in the conferencing environment.

More specifically, Arel Spotlight offers the following interactive capabilities:

• Multipoint video, designed to provide a sense of social presence and allow for communication through body language to enhance and affirm mutual understanding;
• The ability for each attendee to choose his or her preferred connection method between computer Voice over Internet Protocol (VoIP) or telephony audio (PSTN);
• The ability of the moderator to dial-out to attendees in order to connect them to a session, over regular phones (PSTN), video conferencing endpoints, MCUs (H.323) and IP phones (SIP);
• The ability to leverage presence information by integrating with Microsoft Office Communicator, Microsoft Windows Messenger or Microsoft MSN Messenger;

• Optimized application sharing, designed to allow for productive collaboration sessions with improved image quality and low latency;

•      Creation of rich media content in preparation for sessions containing tools such as slides, web pages, documents and movie clips created using popular software applications, and the ability to add content items “on-the-fly” during a live session;

•      A fully featured application client, designed to give users complete real-time voice, video and data interactivity, as well as a light JAVA client and telephony access for attending sessions via a regular phone or cell phone;

• Remote control, which allows moderators to remotely view and control an attendee’s endpoint desktop and its applications;
• Non-intrusive private and public chat between attendees;
• A color-coded whiteboard, enabling content annotations by multiple participants;
• Use of snapshots for annotating application sharing interactions;
• The ability for moderators to invite attendees “on-the-fly” during the live session using the Spotlight directory or MSN Messenger contact list;
• Sharing of moderator privileges between different attendees during a live session using Spotlight Meeting;
• Moderator ‘power controls,’ designed to allow for muting and ejecting attendees;
• Polling capabilities, designed to enable attendees to answer questions, vote and provide feedback during sessions; and
• The ability for moderators to record live sessions for subsequent on-demand viewing.

Arel Spotlight Web Management and Administration

The Arel Spotlight portal provides users with access to Spotlight Meeting, Spotlight Webinar and Spotlight Campus administration tools for the creation and scheduling of sessions, agenda and content viewing, inviting attendees, easy data exchange and other uses.

Easy creation and scheduling of sessions

Users can create and launch a session by entering a topic name and clicking the “start” button, invite attendees using the Arel directory or an Instant Messenger contact list, and invite external guests via email.

E-mail invitations and reminders

Users have access to customizable email invitations and reminders, which include direct links for entering sessions. First-time users will be prompted to install the Arel Spotlight client software. Moderators can schedule reminder emails to be sent before a session.

Instant meetings

Arel Spotlight instant meeting capabilities enable users to swiftly launch, without prior reservation, a private meeting room using a personal link, which can be shared instantly via instant messaging or email.

Session registration

Live sessions can be designated either as “open” or “by invitation only.” Moderators can create an open session by distributing a link that will enable joining the session without the need to be invited. Guests can easily join a session directly from the login page.

Microsoft Outlook integration

Moderators can schedule and manage Arel events directly from Microsoft Outlook. Participants can import all their scheduled sessions to their Outlook calendar, and can view and join upcoming Arel events from the Outlook calendar.

Spotlight Client Types & Access Methods

The Arel Spotlight suite supports different client types and access methods to ensure that attendees can participate in conferencing and collaboration events in a manner that takes full advantage of interactive voice, video and data, as determined by the available capabilities of different end-user devices.

The “Spotlight Live” rich-media client provides a full set of interactive voice, video and data collaboration capabilities. A light JAVA viewer can be used in limited bandwidth environments or in cases in which downloading client software is not authorized.

PSTN dial-in connections for voice participation by phone are also supported as an alternative to fully integrated voice, video and data over IP.

SIP, PSTN and H.323 dial-out connections can be used for voice or video participation.

The Rich Media Technology Platform (RMTP) Core Software

Designed from the ground up to provide synchronized real-time voice, video and data sharing over converged IP, RMTP uses Microsoft .NET client-server architecture to provide scalability, reliability and performance, while optimizing the use of bandwidth.

The RMTP core software consists of:

—	Audio/video servers whichhandle all audio and video communications. The servers distribute synchronized audio and video streams.

—	Application servers which handle all other signaling and communications aspects during live sessions. Tasks include signaling between clients, collaboration functionality including distribution and management of application sharing, chat and whiteboard. The application server supports User Datagram Protocol (UDP) (multicast), Transmission Control Protocol (TCP) and Hyper Text Transfer Protocol (HTTP or HTTPS).

—	Web server which handles the live and on-demand content as well as the web portal, and in addition, it is used to process all database access requests.

—	Database and Management server which isa central SQL, or Structured Query Language, database that supports all of the RMTP platform’s components through requests from the web server.

In addition, the RMTP platform software may include the following optional components:

—	Arel/H.323 gateway whichenables connection between our RMTP platform and H.323 endpoints;

—	Arel/SIP gateway whichenables connection between our RMTP platform and SIP endpoints; and

—	Arel/PSTN gateway which enables connection between our RMTP platform and PSTN (telephony) endpoints.

Special Spotlight Campus Functionality for Distance-Learning Applications

Spotlight Campus supports several specialized learning tools for training applications. This fully-featured training solution is designed to cover all aspects of large-scale corporate learning, knowledge exchange and communications needs.

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

•      Arel Spotlight On-Demand extends the benefits of live delivery, enabling asynchronous transmission of interactive self-paced sessions to increase the versatility and flexibility of Arel’s RMTP-based solution. Advanced recording of live sessions provides for the delivery of synchronized, high-quality video and rich content, maintaining the indexing and interaction of content such as questions and tests, of the live session. Interaction that occurs during the live session is recorded, including chat sessions, saving all of the content. Attendance, performance, and grades are sent over the network during the recorded session for traceability and evaluation purposes. Complete off-line and CD-ROM publishing of the sessions are also available.

•      Arel Presenter: Arel Presenter enables the delivery of different types of rich, interactive content to remote desktop participants, with control over the video size, remote content navigation, and live interaction. The single application screen is similar to the remote participant’s desktop application. The entire session can also be recorded, enabling participants to view the session on-demand.

•      Arel Learning Manager: Designed to take advantage of Arel’s RMTP core software platform, Spotlight Campus is equipped with a built-in database and management server that handles the administration and control of curriculum content and participants. The learning manager offers registration and management of participants, presenters, sites, course scheduling and server configuration. Arel Learning Manager's built-in import/export mechanism allows for integration with external LMS’s (learning management system) and HR databases.

•      Arel Author: Arel Author is a stand-alone authoring and content assembly application that enables the presenter or content developer to pre-plan the lesson's sequence of content and activities. This application supports various content item types such as PowerPoint slides (including animation), web pages and graphics, video clips, customized question layouts and templates, tests, presenter notes, and allows for control over-display and navigation parameters.

•      Arel Producer: Arel Producer enhances Arel's on-demand capabilities by offering a post-production editing environment. Arel Producer enables the user to modify and edit recorded sessions by cutting out undesired items, changing the items’ order, replacing outdated content, and replacing old presentations with recently recorded segments.

•      Arel Reporter: Arel Reporter is designed for training administrators and presenters to automatically generate standard and customized reports. The user may create customized administrative and performance reports or choose from over 40 standardized formats. It is possible to export Arel reports to different popular formats such as Microsoft Excel.

•      Arel VirtualClass: Operating over any type of broadband network, Arel VirtualClass brings the classroom to the participants, reducing training costs and enabling real-time interactivity and just-in-time distribution. While live video and media-rich content is displayed on a TV monitor, each remote VirtualClass site is equipped with a PC-based controller that manages audio and data interaction via Interactive Response Units (IRUs).

Sales, Distribution and Marketing

We market our products through our U.S. subsidiary, Arel Communications and Software, Inc., our French subsidiary, Arel Communications and Software EMEA, SAS, our Italian subsidiary, Arel Communications and Software, S.r.L, and through independent value added resellers (VARs) and agents worldwide. As of May 31, 2005, 19 in-house sales and system-engineering personnel market and support our systems. We have established relationships with several integrators and value added resellers including: Convergent Media Systems, Inc., Canadian Business Television and SpaceNet, Inc., in North America, Comiris, T-Systems International GmbH (a subsidiary of Deutsche Telekom), Sirti Systems and Bizmatica in Europe and Singapore Telecom (Singtel) in the Far East.

Over 90% of our sales for the last three years have been in the United States. In 2004, we had one customer who accounted for over 10% of our revenues. In 2003, we had 2 customers who each accounted for over 10% of our revenues. In 2002, we had 3 customers who each accounted for over 10% of our revenues. Our business is not seasonal.

For further information and for a breakdown of our total revenues by category of activity for each of the last three financial years see Item 5, “Operating and Financial Review and Prospects.”

Competition

Our RMTP-based Spotlight software for interactive web communication is used for conferencing, collaboration and corporate training applications. The interactive web communication market is composed of players that come from 3 converging markets. The first market is for video-conferencing solutions (the overwhelming majority of the North American market is shared by Polycom, Inc. (NASDAQ:PLCM) and Tandberg ASA (OTC:TADBF.PK).The second market is for web-based collaboration solutions, and is dominated by two companies, which are application service providers (ASP) and operate under hosted services business models: Webex Communications, Inc., and Microsoft Corporation (NASDAQ100:MSFT) (through Placeware, Inc. which was acquired in the first quarter of 2003). The third market is for the delivery of rich-media business communications solutions for interactive voice, video and data applications.

Several of the players in the third market of rich-media business communications solutions for interactive voice, video and data applications, which is the smallest yet fastest-growing market of the three, are expanding their focus from E-learning applications to conferencing and collaboration applications. We focus on this rich-media business communication market. Our competitors in this market are RADVision Ltd. (NASDAQ: RVSN), Centra Software, Inc. (NASDAQ:CTRA) Interwise, Ltd. and Macromedia (NASDAQ: MACR). Most of our customer base consists of companies that have chosen our solution over the offerings of our competitors. In video-conferencing, the competitors’ solutions lack the seamless integration and synchronization of video and audio, with data collaboration, and the ability for their efficient delivery over converged enterprise networks. In the web-conferencing arena, the majority of our competitors do not provide video-conferencing capabilities that may be synchronized with data. Some of our competitors offer their product as a hosted service, which for normal implementation, results in high costs, compared to an in-house customer premises equipment (CPE) based solution (such as ours), which is installed as an integral component of a corporate information technology system. Companies that are presently players in video conferencing and/or web based collaboration markets are evolving their single-media solutions to include rich-media capabilities, and it is reasonable to assume that they will gradually attempt to become significant players in the third market niche, in which we operate.

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

Governmental Regulation Affecting the Company

Our Company focuses on research and development and receives grants for such purposes from the Government of Israel through the Office of the Chief Scientist. We are thus affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel, or OCS. Under the terms of the grants, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest. In addition, manufacturing of products developed with these grants must be performed in Israel or, if consent to manufacture abroad is received from the OCS, increased royalties will be owed. Approval must be obtained to transfer technologies developed through projects in which the government participates. Currently, we have no intention of manufacturing our products abroad, and there can be no assurance that such approval, if requested, will be granted on reasonable commercial terms. See Item 5. “Operating and Financial Review and Prospects” – “Research and Development, Patents and Licenses, etc.”

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

Organizational Structure

Our wholly-owned U.S. holding company Arel Holdings, Inc., wholly-owns two U.S. subsidiaries, Arel Communications and Software, Inc. and Arel Learning Solutions, Inc., and in addition we wholly own a subsidiary in France, Arel Communications and Software EMEA, SAS, and a subsidiary in Italy, Arel Communications and Software, S.r.L.

Properties, Plants and Equipment

Our executive offices, research and development and manufacturing facilities are located in Nes Ziona, Israel. In April 2004, we moved to our new offices in Nes Ziona, from our former facilities in Yavne, Israel. Our annual lease and maintenance payment for 2004 was approximately $91,000. Our lease with respect to our Nes Ziona space expires in February 2009. The lease is for approximately 830 square meters. On an annualized basis for 2005, the lease and maintenance payments for our Nes Ziona property are approximately $93,000, and are expected to increase for subsequent years at a rate of approximately 10% each year. In addition, Arel Communications and Software, Inc. leases office space in Atlanta, Georgia. The Atlanta lease expires on November 30, 2007. Our annual lease payments for the Atlanta premises are approximately $100,000. Our rental expenses totaled $241,000, $188,000 and $317,000 in 2004, 2003 and 2002, respectively. We believe that our current facilities are adequate for our corporate, sales, development and manufacturing operations as currently conducted. In the event that additional facilities are required, we believe that we could obtain such additional facilities without difficulty and at commercially reasonable prices. For information regarding our contractual obligations and other commercial commitments as of December 31, 2004, see Item 5, “Operating and Financial Review and Prospects” – “Contractual Obligations”.

Intellectual Property Rights and Software Protection

Our success and ability to compete are dependant to a significant degree on our proprietary technology. We rely primarily upon a combination of trademark, copyright, know-how and trade secrets and contractual restrictions to protect our intellectual property rights. Arel IDEALTM, Arel SpotlightTM, Arel Spotlight-On-DemandTM, Arel VirtualClassTM, and the Arel logo are registered trademarks of Arel. We seek to register our other trademarks as appropriate. Trademarks of companies other than ours appearing in this document are the property of their respective owners. Our employees who have access to confidential information are required to sign employee invention and secrecy agreements. We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our proprietary technology will remain a secret or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Prior to 2004, our audited consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S. GAAP. All the information included in this annual report is presented in accordance with U.S. GAAP.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and require management-subjective judgments. We identified our most critical accounting policies to be those related to revenue recognition. Please refer to Note 1 of our consolidated financial statements, which are included in this Annual Report on Form 20-F for the year ended December 31, 2004 for a summary of all of our significant accounting policies.

Revenue Recognition:

1)	Sale of Products

We recognize revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is deemed probable. We do not, in the normal course of business, provide a right of return to our customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.

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

Recently Issued Accounting Pronouncements

FAS No. 123R

In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (“FAS No. 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method.

FAS No. 123R was to apply to us from the third quarter of 2005. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS No. 123R shall apply to public companies at the beginning of their next fiscal year that begins after June 15, 2005. Consequently, FAS No. 123R will be applicable to us beginning from the first quarter of 2006.

We expect that the effect of applying this statement on our results of operations in 2006 as it relates to existing option plans will not be materially different from the FAS No. 123 pro forma effect previously reported.

Selected Financial Data

The following selected consolidated financial data has been derived from our audited consolidated financial statements, including those incorporated in this annual report by reference.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Prior to 2004, our audited consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S. GAAP. All the information included in this annual report is presented in accordance with U.S. GAAP. The financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

	2004	2003	2002	2001	2000
	U.S. dollars in thousands, except number of shares

Consolidated Balance Sheet Data:
Cash and cash equivalents	3,123	3,897	10,354	5,382	14,078
Short-term investments	704	4,106	129	8,340	2,125
Total current assets	7,853	12,879	14,719	20,612	29,334
Working capital	4,814	8,304	7,717	15,112	22,673
Total assets	8,892	14,466	15,889	28,099	53,653
Total current liabilities	3,309	4,575	7,002	5,500	6,661
Total long-term liabilities, net of current
maturities	1,908	874	868	924	1,039
Share capital	4	4	4	4	4
Additional paid-in capital	54,271	54,155	54,135	54,135	54,133
Total shareholders' equity	3,945	9,017	8,019	21,675	45,953

Number of shares outstanding	13,241,916	13,055,739	12,855,739	12,855,739	12,855,739

Consolidated Statement of Operations Data:

	Year ended December 31,
	2004	2003	2002	2001	2000
	U.S. dollars in thousand except per share data

Revenues from sales and services	4,386	10,118	5,941	9,412	15,078
Cost of sales and services	2,239	3,701	3,604	4,321	8,165

Gross profit	2,147	6,417	2,337	5,091	6,913
Research and development expenses - net	1,888	1,591	2,218	1,943	1,196
Selling, general and administrative expenses	6,213	4,195	6,439	9,323	6,368
Income from settlement with W2COM	411	-	-	-	-
Amortization of goodwill	-	-	-	1,795	878
Impairment of goodwill	-	-	4,858	14,576	-
Impairment of investment in Arelnet Ltd.			279	2,890	-
Restructuring expenses and Impairment of Property and Equipment	-	-	2,301	961	-

Operating income (loss)	(5,543)	631	(13,758)	(26,397)	(1,529)
Financial income (expenses) - net	(85)	(158)	102	883	914

Income (loss) before taxes on income	(5,628)	473	(13,656)	(25,514)	(615)
Taxes on income	-	-	-	-	101

Income (loss) from continued operations	(5,628)	473	(13,656)	(25,514)	(716)

Loss from discontinued operations	-	-	-	-	(803)

Net income (loss) for the year	(5,628)	473	(13,656)	(25,514)	(1,519)

Basic and diluted net income (loss) per share
Basic:
Continued operations	(0.43)	0.04	(1.06)	(1.98)	(0.07)
Discontinued operations					(0.08)

Net income (loss) per share	(0.43)	0.04	(1.06)	(1.98)	(0.15)
Diluted:
Continued operations	(0.43)	0.04	(1.06)	(1.98)	(0.07)
Discontinued operations:					(0.08)

Net income (loss) per share	(0.43)	0.04	(1.06)	(1.98)	(0.15)

Operating Results

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	Year Ended December 31,
	2004	2003	2002
	%

Revenues from sales & services	100	100	100
Cost of sales & services	51	36.6	60.7
Gross profit	49	63.4	39.3
Research and development expenses, net	43	15.7	37.3
Selling, general and administrative expenses	141.7	41.5	108.4
Income from settlement with W2COM	9.3	-	-
Impairment of investment in Arelnet Ltd.	-	-	4.7
Impairment of goodwill	-	-	81.8
Restructuring expenses and Impairment of Property and Equipment	-	-	38.7
Operating Income (loss)	(126.4)	6.2	(231.6)
Financial income (expenses), net	(1.9)	(1.5)	1.7
Net Income (loss) for the year	(128.3)	4.7	(229.9)

Overview. We operate in two reportable segments, segment A and segment B, as follows:

Segment A includes the activities of our parent company Arel Communications and Software Ltd. and those of three subsidiaries in the United States, France and Italy. This segment’s activities are focused on designing, developing, producing, marketing, integrating and supporting our Rich Media Technology Platform, or RMTP, including our traditional e-learning solutions (IDEAL products) on a worldwide basis.

Segment B includes the activities of one of our subsidiaries in the United States, Arel Learning Solutions Inc. In 2004, this segment was mainly engaged in network integration services and interactive video data.

The following table sets forth our revenues from each segment in the last three years:

	Year ended December 31,
	2004	2003	2002
	U.S. dollars in thousands

Segment A	3,136	8,283	3,685
Segment B	1,250	1,835	2,256

Total	4,386	10,118	5,941

For further information about our products see Item 4, “Information on the Company” – “Products.” For further information regarding our reported segments profit or loss and assets, see note 11 of our consolidated financial statements, which is included herein as pages F-1 to F-31.

Sales and Services. Sales and services revenues consist of (i) new installations of our products and (ii) the expansion, enhancement and upgrade of our products for existing customers.

In 2004, revenues decreased by 57% (or $5,732,000) from $10,118,000 in 2003 to $4,386,000 in 2004. Revenues from segment A (RMTP and IDEAL products) amounted to $3,136,000 in 2004, representing a decrease of 62% compared to $8,283,000 in 2003. The decrease was mainly due to long sales cycles which were not completed in 2004 and the introduction of our new RMTP platform which was still in its early stages of adoption by new customers in 2004.

In 2004, revenues from segment B amounted to $1,250,000, representing a decrease of 32% compared to $1,835,000 in 2003. The continuing decrease in revenues from this segment resulted from our Company’s decision to shift its focus from the network services business to introducing RMTP solutions. As a result, the network services business unit has generated fewer sales compared to 2003.

Our revenues are mainly derived from sales to our customers located in the US. In 2004, sales in the US constituted 97% of our total sales, compared to 94% in 2003. In 2004, one of our US customers accounted for over 10% of our revenues. In 2004, over 99% of our revenues were derived from customers outside of Israel.

Cost of Sales and Services. Cost of sales and services consists of (i) materials, (ii) payroll and related expenses, (iii) subcontractors, and (iv) overhead and related expenses.

Cost of sales and services decreased by 40% (or $1,462,000( from $3,701,000 in 2003 to $2,239,000 in 2004. Cost of sales and services of segment A in 2004 and in 2003 were $1,373,000 and $2,538,000, respectively. Cost of sales and services of segment B in 2004 and 2003 were $866,000 and $1,163,000, respectively. In both segment A and segment B, the cost of sales and services decreased mainly due to the decrease in sales.

In 2003, cost of sales and services increased slightly by 3% (or $97,000( from $3,604,000 in 2002 to $3,701,000 in 2003. This slight increase stems from opposite trends: in segment A, an increase in cost and sales and services due to the increase of volume of sales and services, and in segment B, a decrease in cost of sales and services in 2003.

Gross Profit. Gross profits decreased by 67% (or $4,270,000) from $6,417,000 in 2003 to $2,147,000 in 2004. As a percentage of sales and services, gross profit decreased from 63% in 2003 to 49% in 2004. Gross profit of segment A decreased from $5,745,000 in 2003 to $1,763,000 in 2004. Gross profit of segment B decreased from $672,000 in 2003 to $384,000 in 2004. The decrease in the gross profit for segment A is mainly attributed to the decrease in volume of sales from 2003 to 2004. In segment B, the decrease in the revenues was reflected in an equivalent decrease in the gross profit.

In 2003, gross profit increased by 175% (or $4,080,000) from $2,337,000 in 2002 to $6,417,000 in 2003. As a percentage of sales and services, the gross profit increased from 39% in 2002 to 63% in 2003. This increase was primarily due to the increase in sales in segment A from 2002 to 2003 with a favorable mix of products and services and a larger portion of software sales transactions which carried higher margins in 2003 compared to 2002.

Research and Development Expenses - Net. Research and development expenses consist primarily of salaries and related costs and benefits of employees engaged in ongoing research and development to and to the lesser extent subcontractors, costs of materials, depreciation and other overhead costs.

Gross research and development expenses, before the participation of the Israeli Office of the Chief Scientist (“OCS”), increased by 7% (or $144,000) from $2,107,000 in 2003 to $2,251,000 in 2004. Net research and development expenses (after OCS recorded participation grants) increased by 19% from $1,591,000 in 2003 to $1,888,000 in 2004. This increase is mainly attributed to the decrease in the OCS recorded participation which decreased by $153,000 from $516,000, in 2003 to $363,000 in 2004.

In 2003, gross research and development expenses decreased by 5% (or $111,000) from $2,218,000 in 2002 to $2,107,000 in 2003. Net research and development expenses decreased by 28% from $2,218,000 in 2002 to $1,591,000 in 2003. This decrease is mainly attributed to the fact that in 2003, the OCS participated in the Company’s development program and we recorded $516,000 as grants from the OCS, whereas in 2002 we did not receive grants from the OCS.

Selling, General and Administrative Expenses. Selling expenses consist of costs relating to marketing and promotion, advertising, trade shows and exhibitions, compensation, sales support, travel and travel-related expenses. General and administrative expenses consist of (i) compensation costs for administration, finance and general management personnel, and (ii) office maintenance and administrative costs. Selling, general and administrative expenses increased by 48% (or $2,018,000) from $4,195,000 in 2003 to $6,213,000 in 2004. Selling expenses increased by 96% (or $1,861,000) from $1,936,000 in 2003 to $3,797,000 in 2004. This increase is due to more intensive marketing and selling activities after introducing our new RMTP platform based products and is attributed primarily to the increase in headcount and selling expenses and the formation of two subsidiaries in France and Italy during 2004. General and administrative expenses increased by 7% (or $157,000) from $2,259,000 in 2003 to $2,416,000 in 2004.

In 2003, selling, general and administrative expenses decreased by 35% )or $2,244,000( from $6,439,000 in 2002 to $4,195,000 in 2003. Selling expenses decreased by 28% (or $752,000) from $2,688,000 in 2002 to $1,936,000 in 2003, and general and administrative expenses decreased by 40% (or $1,492,000) from $3,751,000 in 2002 to $2,259,000 in 2003. This decrease is attributed primarily to the reduction in headcount and other selling, general and administrative expenses, which began in the third quarter of 2002 as part of a restructuring plan throughout our Company, with an emphasis on cost reductions in Arel Learning Solutions.

Income from settlement with W2Com . In 2002, in connection with our acquisition of W2Com, we and W2Com filed claims against each other relating to non-compliance with the conditions set forth in the acquisition agreement. In October 2003, we signed a settlement agreement according which W2Com agreed to pay us $500,000 and we issued to W2Com's shareholders 72,727 shares of the guarantee shares that were deposited in escrow. In March 2004, the court approved the arrangement, and we recorded a one time income in the amount of $411,000

Other Operating Expenses. In 2004 and in 2003, we did not incur any impairment charges as we had in previous years. In 2002, we recorded impairment charges in respect of goodwill in the amounts of $4,858,000 resulting in the writing-off of the entire goodwill balance in connection with the acquisition of W2COM.

Impairment of investment in Arelnet. We account for the investment in Arelnet Ltd. ("Arelnet”) as available-for-sale marketable securities in accordance with U.S. GAAP. In 2002, due to a permanent decline in the value of this investment, we recorded a $279,000 expense for impairment of the value of our remaining investment in Arelnet shares. We reduced the value of the investment to $125,000 according to the fair value of the Arelnet shares on the Tel-Aviv Stock Exchange on December 31, 2002. As of December 31, 2004, the investment in Arelnet is presented at $1,070,000, based on the trading price for Arelnet shares on the Tel-Aviv Stock Exchange on December 31, 2004.

Restructuring expenses. In 2004 and in 2003, we did not record any restructuring expenses. In 2002, as part of our 2002 restructuring programs, we recorded restructuring expenses and impairment of property and equipment amounting to $2,301,000. This amount includes: termination of employment of 12 employees at a total cost of $1,007,000 and downsizing and closing of facilities at a total cost of $544,000. In addition, as a result of the restructuring, we recorded a $750,000 non-cash impairment of property and equipment, in respect of leasehold improvements, office furniture and equipment and computer equipment. During 2003 and 2004, we continued the execution of the restructuring plans we commenced in 2002 and paid all of the accrued liabilities in respect of the restructuring plans.

Operating Income (Loss). In 2004, we recorded an operating loss of $5,543,000. In 2003, we recorded an operating income of $631,000. In 2002 we recorded an operating loss of $13,758,000 including: (i) impairment of goodwill, (ii) impairment of investment in Arelnet Ltd., (iii) restructuring expenses and impairment of property and equipment. Excluding (i) impairment of goodwill, (ii) impairment of investment in Arelnet Ltd. and (iii) restructuring expenses and impairment of property and equipment, we recorded an operating loss of $6,320,000 in 2002.

Financial Income (Expenses) - Net. Financial income or expenses consists of interest income on short-term bank deposits and a structure note, gain (loss) from the change in the market value of trading securities that we hold, gain (loss) from exchange rate fluctuations of the US dollar versus the New Israeli Shekel and the Euro, bank commissions and expenses and interest expenses on income tax payable.

In 2004, we recorded financial expenses of $85,000 compared with financial expenses of $158,000 in 2003, and financial income of $102,000 in 2002.

In 2004, financial expenses were mainly attributed to (i) decrease in our interest income mainly due to the decrease in the Company’s cash position, (ii) the erosion of the US dollar against the Euro during 2004 and (iii) interest accumulated on the Company’s debt to the tax authorities. In 2003, financial expenses were mainly attributed to (i) the sharp erosion of the US dollar against of the New Israeli Shekel and (ii) a decrease in interest income resulting from the decrease in the Company’s cash position as well as the continuously decreasing interest rate in the US.

Net Income (Loss). In 2004 we recorded net loss of $5,628,000 compared to net income of $473,000 in 2003 and net loss of $13,656,000 in 2002.

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

Liquidity and Capital Resources

At December 31, 2004 and December 31, 2003, we had cash and cash equivalents of $3,123,000 and $3,897,000, respectively. In addition, we had short-term investments in the form of marketable securities, short-term bank deposits and a structure note, valued at $704,000 and $4,106,000, respectively. We have no debt obligation as of December 31, 2004. At December 31, 2004, we had working capital of $4,814,000 and a current ratio (current assets to current liabilities) of 2.58. Since our inception, our operations have been funded through capital contributions, bank loans, private investments, research and development grants and cash flow from operations.. A portion of our salary expenses is NIS linked. We do not use any derivatives for hedging purposes. (For more information, see Item 11. “Quantitative and Qualitative Disclosure about Market Risk – Exchange Rate Risk Management.”)

In 2004, net cash used in our operating activities amounted to $4,512,000 compared to $1,825,000 in 2003. The increase in cash used was primarily attributed to the net operating loss in 2004 of $5,628,000, compared to a net operating income in 2003 of $473,000. The net loss in 2004 was partly offset by: (i) $596,000 net change in operating assets and liabilities items, mainly relating to collection from receivables net of payments to suppliers in respect of services and inventory; and (ii) $520,000 net non-cash expenses, mainly depreciation and increase in allowance for doubtful accounts.

Net cash provided by investing activities in 2004 was $3,670,000, compared to net cash used in our investing activities of $4,609,000 in 2003. The main reasons for such fluctuations are the use in 2004 of $3,868,000 short-term deposits to finance operating activities as compare to investment of $4,469,000 in short-term deposits in 2003.

In 2004, capital expenditures amounted to $214,000, compared to $78,000 and $174,000 in 2003 and 2002, respectively. Capital expenditures in 2004 mainly included investments in computer equipment for our research and development personnel and general office and furniture equipment. In addition, in 2004, we invested approximately $50,000 in leasehold improvements of office facilities in our new location in Nes Ziona, Israel. In 2003, capital expenditures included mainly investments in computer equipment for our research and development personnel, while in 2002, capital expenditures related primarily to investments in computer equipment and motor vehicles purchased for our senior executives.

In 2003, we sold property and equipment related to leasehold improvements from certain of our offices in the US for the amount of $29,000. In 2002, we sold property and equipment in the amount of $186,000.

As of May 31, 2005, we had no material commitments for future capital expenditures or divestitures.

In 2004 net cash provided by financing activities was $68,000 compared with net cash used in financing activities in the amounts of $23,000 and $6,000 in 2003 and 2002, respectively. In 2004 net cash provided by financing activities was attributed to $78,000 from the issuance of shares and $38,000 from the exercise of options which were partly offset by the repayment of a long-term loan in the amount of $48,000.

We anticipate that we will continue to incur significant operating expenses in connection with the development, marketing and selling of our products. In order to meet operating cash flow requirements, on March 8, 2005, we entered into a three-year $10 million revolving secured credit line agreement with Cetus Corp., an Ohio corporation controlled by Mr. Clayton L. Mathile, our largest shareholder. Until January 1, 2006, we may draw down up to $5 million in loans and beginning in 2006, we may draw down in excess of $5 million subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets commencing from the first quarter of 2006. As of June 15, 2005, we borrowed a principal amount of $500,000 under our credit line. For further information about the credit line agreement see Item 7, “Related Party Transactions” and note 12a. of our consolidated financial statements, which is included herein as pages F-1 to F-31.

We believe that our current assets, together with anticipated cash generated from operations and our credit line agreement with Cetus Corp., will be sufficient to meet our cash requirements for working capital and capital expenditures for the twelve month period following the date of this annual report. Thereafter, if cash generated from our operations is insufficient to satisfy our liquidity requirements, we may seek to obtain additional financing by issuing equity, selling debt securities or obtaining funds through an additional credit facility.

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

In 2002, 2003, and 2004, we applied for grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “OCS”). The government of Israel encourages research and development projects oriented towards products for export through the OCS. Under the terms of these grants, a royalty of 3-5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the dollar-linked value of the grant is repaid. The grants are subject to interest at an annual rate of 12-month LIBOR, which will accrue annually based on the LIBOR rate published on the first day of each year. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless the OCS has granted a special approval. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

A recent amendment to the Research and Development Law has moderated the restriction on the transfer of funded technology and provides that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding. The amended law also adds criteria, which applicants must satisfy in order to obtain OCS funding.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by the OCS and the net cost to us of our research and development activities (in thousands):

	2000	2001	2002	2003	2004
Gross research and development expenses	$1,848	$2,804	$2,218	$2,107	$2,251
Portion funded by the Office of the Chief Scientist	$ 652	$ 861	-	$ 516	$ 363
Net research and development expenses	$1,196	$1,943	$2,218	$1,591	$1,888

We expect to continue to commit substantial resources to research and development in the future.

Under the terms of the OCS grants, we must pay royalties. Royalty expenses paid or accrued totalled $49,000, $24,000 and $37,000 in 2004, 2003 and 2002, respectively. As of December 31, 2004, the maximum amount of the contingent liability in respect of royalties to the government amounted to approximately $2,300,000.

As of May 31, 2005, our research and development staff consisted of 25 employees, all of whom are located in Israel and most of who hold advanced technical degrees. Our research and development staff engages in developing our RMTP platform both through terrestrial medias (Internet, Intranet, etc.) and Satellite.

Trend Information

As a result of the tragic terrorist attacks in the U.S. on September 11, 2001, there has been a growing demand for systems that enable virtual meetings, and on-line group collaboration work as people have chosen to fly less frequently. This trend has led to what is known as corporate communication and collaboration or collaborative communication. In line with our competitive advantage in the e-learning and conferencing field, we have forged a technology leadership focused on media-rich based, video-enabled, live and interactive e-learning and conferencing systems with all the collaboration functionality required by the corporate communication market. The collaborative communication market is in its nascent phase. It is in an early adoption stage where varied vendors are addressing the market from different angles. This market, estimated at $4.9 billion in 2004, is expected to grow at a compound annual growth rate (CAGR) of 12% over the next 5 years to reach approximately $9 billion by 2009 (Frost and Sullivan report).

As a result, many important vendors such as Cisco, Microsoft, Avaya, IBM, and others have started to penetrate into this space through internal development as well as acquisitions. This trend has resulted in a slow-down of the adoption rate of our technology by Fortune 1000 companies during 2004, despite our proven technology advantage. We however believe that our increased activities in business development and marketing in 2005 will increase market awareness of our superior technology and solutions and enable us to both win marquee corporate accounts as well as to forge partnerships with top-tier type vendors.

An additional trend is the negative effect of the worldwide economic slowdown, which has also been influenced by the September 11, 2001 terrorist attacks in the U.S., on both technology-based companies and customers and potential customers and business partners of ours. This has led to postponements of orders and the execution of projects which has resulted in greater fluctuations in our period to period results. This trend has visibly affected our results in 2004, and might continue to influence them in 2005, mainly with respect to our traditional IDEAL products.

As bandwidth expands, the e-Learning and collaboration industries are shifting from using a dedicated infrastructure (usually satellite for course delivery and H323-based for conference delivery) to terrestrial converged networks. Our Rich Media Technology Platform suite of products enables users to collaborate in real time through a ‘fully featured and integrated’ rich media communications environment. Our unique offering both for collaboration and e-learning positioned us as leaders in this nascent poised for growth market. Our strong data collaboration and impressive audio/video functionalities as well as integration with H323 protocol and session initiation protocol (SIP) augment the quality of the user experience and suit the many requirements of the corporate arena and will allow us in 2005 to increase our footprint and penetration in the market.

Off-Balance Sheet Arrangements

Our Company is committed to pay royalties to the government of Israel in respect of products in the research and development of which the government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the grants were received, successful development of the related projects was not assured. Royalties due to the government shall not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999, with the addition to interest based on 12-month LIBOR).

In the case of failure of a project that was partly financed by royalty-bearing government participations, we are not obligated to pay any such royalties to the government. As of December 31, 2004, the maximum contingent liability in respect of royalties to the government amounted to approximately $2,300,000.

We are committed to pay royalties to the government of Israel in respect of marketing expenses, in which the government participated by way of grants. The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received. In the case of no increase in export sales, we are not obligated to pay any such royalties to the government. At December 31, 2004, the maximum contingent liability in respect of these royalties amounted to approximately $280,000.

Our Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

On October 29, 2004, a former consultant to our Company, who began working with us in March 2002 and whose services were terminated in January 2004, filed a lawsuit against us, asserting that he is entitled to receive severance pay and vacation payments, in the total amount of approximately $43,000, as well as 62,000 options at an exercise price of $0.88. In January 2005, we filed a counter-claim in respect of damages caused by the former consultant. We recorded as a provision part of the amount being sought, in our financial statements. We do not believe that the outcome of such claim will have a material adverse effect on our financial position, results of operations and cash flows.

For further information see note 7 of our consolidated financial statements, which are included herein as pages F-1 to F-31.

Contractual Obligations

Our principal commitments consist of outstanding operating leases for our offices and facilities. In 2004, we entered into a five year agreement for the lease of property in Nes Ziona, Israel for the period beginning March 2004 and ending in February 2009. Other lease agreements of our subsidiaries in the United States and Europe expire on different dates in 2006 and 2007, with the exception of the lease for our Ohio-based subsidiary, Arel Learning Solutions, which renews automatically every three months.

In addition, we lease motor vehicles through operating leases for periods ending in 2005 through 2007.

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2004 by category and by payments due:

Payment due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
US dollars in thousands

Long-Term Debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases	409	570	113	-	1,092
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities
Reflected on the Registrant's
Balance Sheet under GAAP	-	-	-	-	-

As of June 15, 2005, we have $500,000 of debt under our credit line agreement with Cetus Corp. For information regarding options granted to one of our executive officers and compensation that may be payable with respect to such options, please see Note 8b. of our audited consolidated financial statements for the year ending December 31, 2004, which are incorporated in this annual report by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

As of June 1, 2005, our directors, senior management and key employees are as follows:

Name	Age	Position with the Company
George Morris	60	Chairman of the Board
Rimon Ben Shaoul(1)	60	Director
Shimon Klier	67	Director
Leslie S. Banwart(2)	56	Director
Shlomo Shalev	41	Director
Asher Schapiro	73	Director
Amos Sapir	66	Outside Director
Ephrat Bronfeld	58	Outside Director
Philippe Szwarc	41	Chief Executive Officer
Danny Yelin	41	Chief Financial Officer
Eran Kariti	33	Vice President of R&D
Moshe Ben Yishai(3)	46	President of Arel Communications and Software, Inc.
Eric Le Guiniec	36	Vice President of Arel Communications and Software EMEA, SAS

(1)

Under the share purchase agreement between our Company and Polar Communications Ltd., as long as Polar holds as least 7.5% of our company, “Arel shall use its best efforts to cause [Polar] to be entitled to nominate such number of nominees... to serve on the Board of Directors... as reflects the pro-rata holding of [Polar] in Arel...” Additionally, Polar may assign this right to any of its wholly owned subsidiaries.

(2)	Mr. Banwart is the nominee of Cetus Corp. pursuant to the credit line agreement entered into with Cetus Corp. on March 8, 2005.
(3)

Mr. Ben Yishai serves as President of Arel Communications and Software Inc. These services are currently being provided by Growth Management LLC as a contractor whose primary service provider for the contract is Mr. Ben Yishai.

George Morris began serving as a director of our Company on July 2003 and has served as chairman of our board of directors since June 2004. He currently serves as a consultant to a number of companies. Between May 1996 and April 2000, Mr. Morris held the position of senior vice president and chief financial officer of the Iams Company, a global pet food company that was acquired by Proctor and Gamble in 1999. Between 1993 and 1996, he held various positions with the Borden Corporation, including the positions of vice president of strategy, chief financial officer and president of the pasta and sauce business, the latter of which he held for almost 2 years before joining the Iams Company. Between the years 1972 and 1993, Mr. Morris held various senior executive positions with General Foods Corporation. Mr. Morris holds a Bachelors degree in business administration in accounting from St. Bonaventure University, a Masters of Business Administration degree from New York University, and has studied in the advanced management program at the Amos Tuck Graduate Business School at Dartmouth College.

Rimon Ben-Shaoul has been a director of our Company since November 2002. Since February 2001, Mr. Ben-Shaoul has served as co-chairman, president and chief executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as the president and chief executive officer of Clal Industries and Investments Ltd., one of Israel’s largest holding companies primarily investing in the industrial and high-tech sectors. Mr. Ben-Shaoul also served as a member of the board of directors of Clal (Israel) Ltd. and of various subsidiaries thereof. Between the years 1985 and June 1997, Mr. Ben-Shaoul served as the president and chief executive officer and a member of the board of directors of Clal Insurance Company Ltd., and as the chairman or member of the board of directors of various subsidiaries thereof. Mr. Ben-Shaoul holds a Bachelor of Arts degree in Economics and a Master of Business Administration, both from Tel-Aviv University.

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

Leslie S. Banwart has been a director of our Company since January 2002. Since 1996 Mr. Banwart has served as the President of CYMI, Ltd., a family office located in Dayton, Ohio, which provides various services to the family of our largest shareholder, Mr. Mathile, as well as the family’s foundation. In such capacity, one of Mr. Banwart’s many responsibilities is to ensure that strategic planning objectives are being properly implemented. Prior to joining CYMI, Mr. Banwart was a partner with Arthur Andersen, LLC, where he served for 25 years. Mr. Banwart holds a Bachelors of Science degree in Accounting from Ferris State University in Big Rapids, Michigan.

Asher Schapiro has been a director of our Company since January 2002. In 1985, Mr. Schapiro founded a US-based computerized marketing company and, since its formation, serves as its chairman of the board. Mr. Schapiro serves on the board of several Israeli hi-tech companies, including Imagine and First Access. Mr. Schapiro also served as a senior consultant to Keppel T&T, a Singapore based company in the telecommunications arena that has invested in Israeli companies.

Amos Sapir has served as an outside director of our Company since June 2001. Mr. Sapir’s current term expires in June 2007. Since 1997, Mr. Sapir has held several positions. He has served as chairman of Maalot (the Israel Securities Rating Company Ltd.), a board member of various private and public companies, chairman of a kibbutz and an economic and business consultant. From 1980 to 1997, he held several management positions at Clal (Israel) Ltd. Mr. Sapir has a Bachelor of Arts degree in Economics and International Relations from the Hebrew University of Jerusalem, a Masters in Business Administration and a PhD from Columbia University, New York.

Ephrat Bronfeld began serving as an outside director for the Company in July 2003. Ms. Bronfeld's current term expires in July 2006. From 1996 until 2002, Ms. Bronfeld served as chief executive officer of Tahal, a subsidiary of Tahal Consulting Engineers Ltd. From 1994-1996, Ms. Bronfeld served as an assistant to the Vice President of business development of Housing and Construction Holding Co. Ltd. Between 1988 and 1993, Ms. Bronfeld served as the Chief Economist of Koor Industries Ltd. Prior to joining Koor, Ms. Bronfeld served as an executive for Negev Phosphates Ltd. for 8 years. Between 1976 and 1978, she served as an officer in the Israeli Ministry of Finance. Ms. Bronfeld holds a Bachelors of Arts degree in Economics and French and a Masters of Arts degree in Economics, both from the Hebrew University of Jerusalem.

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

Danny Yelin was appointed as our chief financial officer in July 2002. Prior to his joining Arel, Mr. Yelin had over 10 years of experience with publicly and privately held companies in the telecommunication and software industry, in which he held senior financial and operating positions. Between 1995 and 1998, Mr. Yelin served in various positions in MRV Communications (MRV), first as the CFO and VP Operations in Nbase Communications, a wholly owned subsidiary of MRV, and later as the Corporate Controller for the entire group. From 1998 to 2000, Mr. Yelin served as the CFO/COO of Worldsite.com, an Internet Business Development company in Los Angeles. From 2000 to 2002 Mr. Yelin served as the Senior VP of Operations for Sphera Corp, a Boston based software company. Mr. Yelin holds a Masters degree in Business Administration from INSEAD, the European Institute of Business Administration, and a Bachelor of Science degree in Industrial Engineering from the Technion, Israel Institute of Technology.

Eran Kariti, recognized in Israel's hi-tech industry as one of the top specialists in Internet technologies, was appointed our Vice President of Research and Development in July 2000. He is responsible for the development of Arel's next generation e-Learning technologies. Prior to his joining Arel, Mr. Kariti acquired over 10 years experience in establishing and managing research and development divisions in leading Israeli companies in the Internet industry. He was previously the head of research and development and one of the founders of Hypernix, an Israeli start-up. Prior to this, he was the chief consultant for a number of Israeli start-ups developing Data Communications and Internet technologies. Mr. Kariti served as chief liaison between the Israeli Air Force and external security and communications-based industries.

Moshe Ben Yishai served as President of Arel Communications and Software Inc. from 1998 through December 31, 2003, and is currently the primary service provider of Growth Management, LLC for the provision of these services. He joined Arel in 1996 as Executive Vice President of Marketing & Sales. In 1998, he took on his current responsibilities, spearheading the marketing and distribution of our IDEAL system in the U.S. and Canada. Prior to joining Arel, he served in various positions over a 10-year period with Orbit Advanced Technologies, Netanya, Israel. He has a Bachelor of Science degree in Mechanical Engineering from Fairleigh Dickinson University and a Masters degree in Business Administration from New York University.

Eric Le Guiniec was appointed Vice President of Arel Communication and Software EMEA, SAS in January 2004. Mr. Le Guiniec joined Arel from First Virtual Communications (“FVC”) (which was acquired by Radvision Ltd. in 2005). Mr. Le Guiniec held a variety of positions at FVC in the U.S. and in Europe, in which he was responsible for establishing European operations and managing all aspects of sales, pre-sales and business development. Prior to joining FVC, Mr. Le Guiniec spearheaded the sales operation in France at Tekelec Europe for its service provider products.

Compensation of Officers and Directors

The aggregate direct remuneration paid to, or reserved for, all persons as a group who served in the capacity of director or executive officer during the year ending December 31, 2004, was approximately $1.9 million. This does not include amounts set aside for or accrued to provide pension, retirement or similar benefits, but does include amounts expended for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid for by companies in Israel, the U.S., Italy and France.

In May 2002, through our subsidiary Arel Communications and Software Inc., we entered into a one-year renewable agreement with Mr. Philippe Szwarc to serve as our chief executive officer. Additionally, Mr. Szwarc agreed to serve, without additional compensation, in one or more executive positions of any of our affiliates or subsidiaries. Mr. Szwarc receives an annual gross salary of $150,000 and other customary benefits. Mr. Szwarc will also be eligible to receive an annual performance-based bonus of $100,000. On May 1, 2002, we granted Mr. Szwarc options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. For further information regarding these shares see Item 6. “Directors, Senior Management and Employees” - “Share Ownership.”

In July 15, 2002, we entered into an employment agreement with Mr. Daniel Yelin to serve as our chief financial officer. We agreed to pay Mr. Yelin an annual gross salary of approximately $98,000. Mr. Yelin will also be eligible to receive an annual performance-based bonus of $50,000. On July 15, 2002, we granted Mr. Yelin options to purchase 125,000 of our ordinary shares at an exercise price of $0.60 per share. For further information regarding these shares see Item 6. “Directors, Senior Management and Employees” - “Share Ownership.”

In January 2005, we entered into a two-year employment agreement with Eran Kariti, to serve as our Vice President of R&D. We agreed to pay Mr. Kariti an annual gross salary of approximately $150,000. Mr. Kariti will also be eligible to receive an annual performance-based bonus of $100,000. Mr. Kariti was granted options to purchase 200,000 of our ordinary shares at an exercise price of $1.41 per share, vesting in equal monthly installments over two years starting January 31, 2005. For more information regarding the options granted to Mr. Kariti and compensation that may be payable with respect to such options, please see Note 8b. of our audited consolidated financial statements for the year ending December 31, 2004, which are incorporated in this annual report by reference. For further information regarding these shares see Item 6, “Directors, Senior Management and Employees” - “Share Ownership.” and Item 10, “Additional Information – “Material Contracts”.

In May 2004, our former President, Mr. Zvi Klier, ended a term of thirteen years of dedicated service to our Company. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For more information about the separation agreement, see Item 7, “Related Party Transactions.”

In July 2004, we entered into a three-year compensation agreement with Mr. George Morris to serve as the chairman of our board of directors. Under the compensation agreement, Mr. Morris receives a quarterly retainer fee of $21,250 payable in advance, which shall be adjusted upward to equal twice the fee paid in cash to any other of our directors, but shall not exceed an annual rate of $100,000. Other than our outside directors, who receive annual fees of approximately $19,000, none of our other directors receive any compensation. In addition, we granted Mr. Morris options to purchase 150,000 of our ordinary shares at an exercise price of $1.51 per share. The agreement with Mr. Morris was approved by our audit committee, board of directors and shareholders. For more information about the separation agreement with Mr. Morris, see Item 7 “Related Party Transactions.”

Board Practices

Our articles of association provide for a board of directors of not less than two and not more than eleven members. All directors are elected to serve until their successors are elected at the next annual general meeting of shareholders, unless determined otherwise by a general meeting of our shareholders. Officers are appointed by and serve at the pleasure of the board of directors. The Israeli Companies Law-1999, which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to promulgation of regulations by the Israeli Minister of Justice which have not yet been enacted.

Our articles of association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israel Companies Law, any person who is not himself qualified to be appointed as a director or a person who is already serving as a director or a person who is already serving as a substitute director for another director may not serve as a substitute director. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment.

The Israel Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

Under a recent amendment to the Israel Companies Law, a person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are to be determined in regulations to be promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations have not yet been enacted.

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

The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors that is authorized to exercise a function of the board must include at least one outside director, while the company's audit committee must include all of its outside directors.

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director. Mr. Sapir was elected by our shareholders to serve as an outside director in June 2004, and Ms. Ephrat Bronfeld was elected by our shareholders to serve as an outside director in July 2003.

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

Our board of directors established a compensation committee in January 2004. Ms. Ephrat Bronfeld, Mr. George Morris and Mr. Leslie Banwart serve as members of the committee. The compensation committee is responsible for the approval of the compensation terms of our senior management and for providing recommendations to our board of directors with respect to all stock option grants.

With the exception of the chairman of our board of directors, Mr. George Morris, we have not entered into compensation agreements with any of the members of our board of directors and none of our board members will be provided with termination benefits upon termination of their services. For further information regarding our agreement with Mr. Morris see Item 7. “Related Party Transactions.”

Employees

The following table sets forth for the specified periods, the number of our employees engaged in the specified activities, by geographic location.

	Year ended December 31
	2004	2003	2002
Research and Development
Arel Communications and Software, Ltd.	25	26	25

Installation and Technical Support
Arel Communications and Software, Ltd.	2	2	2
Arel Communications and Software, Inc.	4	4	3
Arel Communications and Software EMEA, SAS	1	-	-

Sales and Marketing
Arel Communications and Software, Ltd.	4	2	1
Arel Communications and Software, Inc.	9	5	5
Arel Communications and Software EMEA, SAS	2	-	-
Arel Communications and Software S.r.L	1	-	-
Arel Learning Solutions, Inc.	2	4	4

Management and Administration
Arel Communications and Software, Ltd.	6	5	4
Arel Communications and Software, Inc.	2	2	2
Arel Learning Solutions, Inc.	1	2	-

Total	59	52	46

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

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Severance pay may be funded by Managers' Insurance described below. The payments to Managers' Insurance on account of severance pay amount to approximately 8.33% of the employee’s wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.5% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Though not legally required, we contribute funds on behalf of most of our employees to a fund known as "Managers' Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his/her salary and we, the employer, contribute between 13.3% and 15.8% of his/her salary.

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

Share Ownership

The following are our only directors or executive employees who own shares and/or options in our company: George Morris, Shimon Klier, Philippe Szwarc, Danny Yelin and Eran Kariti, who each hold shares and/or outstanding options amounting to 1% or more of our outstanding ordinary shares.

Our chairman of the Board of Directors, George Morris, holds 131,142 shares and was granted options to purchase 150,000 of our ordinary shares at an exercise price of $1.51 per share, the aggregate of which constitutes approximately 2.1% of our current share capital. These options can be exercised in three installments of 50,000 each on June 30 2005, 2006 and 2007. Shimon Klier holds 39,205 of our ordinary shares, which constitute approximately 0.3% of our share capital. Our chief executive officer, Philippe Szwarc owns 192,857 shares and was granted options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share, the aggregate of which constitutes approximately 5.2% of our current share capital. These options can be exercised in four installments: 100,000 options on May 1, 2003 and 2004; and 150,000 on May 1, 2005 and 2006. Our Chief Financial Officer, Danny Yelin, owns 57,143 shares and has been granted options to purchase 125,000 of our ordinary shares at an exercise price of $0.60 per share, the aggregate of which constitutes approximately 1.4% of our current share capital. These options can be exercised in four installments: 25,000 options may be exercised on July 15, 2003 and 2004; and 35,000 and 40,000 of such options may be exercised on July 15, 2005 and 2006, respectively. Our Vice President of R&D, Eran Kariti, was granted options to purchase 200,000 of our ordinary shares at an exercise price of $1.41 per share, the aggregate of which constitutes approximately 1.5% of our current share capital, vesting in equal monthly installments over two years starting January 31, 2005

Employee Share Option Plans

For information concerning our share option plans for our and our subsidiaries’ employees, directors and consultants, please see note 8 to our consolidated financial statements for the year ended December 31, 2004, which are included in this Annual Report on Form 20-F.

As of May 31, 2005, 2,045,701 options were outstanding. The weighted average exercise price of these options is $1.44 per share. 966,629 of these options were exercisable at as of May 31, 2005.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

The following table and notes thereto set forth certain information as of June 15, 2004, concerning the beneficial ownership (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934, as amended) of ordinary shares by each person or entity who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

	Ordinary Shares/Options Owned(1)
Name and Address	Number		Percent

Clayton L. Mathile	4,377,390	(2)	33.06%
6450 Sand Lake Road,
Suite 200
Dayton, Ohio, 45414

Play Moran Holdings (1993) Ltd.	1,842,709		13.92%
21 Ha'arba'a Street
Tel Aviv 64739, Israel

All officers and directors as a group	1,445,277		10.9%
(13 persons)

(1) The table above includes the number of shares underlying options that are exercisable within 60 days of June 15, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2) According to a Schedule 13D/A, dated July 1, 2004, filed by Clayton L. Mathile, Mr. Mathile is the beneficial owner of, and has sole voting and dispositive power over, 4,377,390 Shares.

As of June20, 2005, there were approximately 84 record holders of ordinary shares, including approximately 67 record holders in the United States (who held approximately 83% of our outstanding ordinary shares.

Related Party Transactions

Acquisition of W2COM, LLC - On August 8, 2000, we acquired substantially all of the assets and business activities of W2COM, LLC for an aggregate cash consideration of $2,250,000 and 3,681,818 newly issued ordinary shares. On August 8, 2000, we deposited 1,049,999 ordinary shares with National City Bank, to secure W2Com's indemnification and post closing obligations to us. On June 4, 2002, we commenced legal proceedings in the Jerusalem District Court against M.E. Jones Sub, Ltd. (formerly W2COM, LLC), M.E. Jones Inc., CYMI Ltd., Mitchell E. Jones and certain other named parties seeking various remedies, including the return to us of the 1,049,999 ordinary shares held in escrow. On June 12, 2002, M.E. Jones Sub, Ltd., M.E. Jones Inc., CYMI Ltd., and Mitchell E. Jones filed a lawsuit in the Common Pleas Court of Montgomery County, Ohio against us, Arel Learning Solutions, Inc., Mr. Izhak Gross and the escrow agent, in which they requested various remedies in relation to the 1,049,999 ordinary shares held in escrow. On November 3, 2002, the W2Com defendants filed a counter suit against us in the Jerusalem District Court and a cross claim against Mr. Izhak Gross for $4,000,000 in damages and seeking other remedies.

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

Separation Agreement with Mr. Zvi Klier – In May 2004, Mr. Zvi Klier ended his service as our president. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement. For such period, he continued to receive his salary and social and other benefits. In addition, pursuant to the agreement, Mr. Klier received bonus payments of $65,000 for past services. His Manager’s Insurance and further education funds which have an approximate value of $70,000 were transferred to him as well. In accordance with Israeli law, Mr. Klier was paid severance pay as if his employment was terminated at the end of the aforementioned 10–month period; approximately $100,000 of such payment was not covered by his Manager’s Insurance. As of June 1, 2005, Mr. Klier's 215,000 previously granted options have expired.

Compensation Agreement with Mr. George Morris - In July 2004, we entered into a three-year compensation agreement with Mr. George Morris to serve as chairman of our board of directors. Under the compensation agreement, Mr. Morris receives a quarterly retainer fee of $21,250 payable in advance, which shall be adjusted upward to equal twice the fee paid in cash to any other director of Arel, but shall not exceed an annual rate of $100,000. In addition, we granted Mr. Morris options to purchase 150,000 of our ordinary shares at an exercise price of $1.51 per share, which are to vest in three installments of 50,000 shares each on June 30, 2005, 2006 and 2007 respectively.

Revolving Credit Line Agreement with Cetus Corp. – On March 8, 2005, we entered into a $10 million revolving secured credit line agreement with Cetus Corp., an Ohio corporation controlled by Mr. Clayton L. Mathile, our largest shareholder. Commencing from April 20, 2005, the closing date of the agreement, we may draw down on credit line agreement until April 20, 2008 and principal shall be repaid six months from such date. Until January 1, 2006, we may draw down up to $5 million in loans at our discretion and beginning in 2006 we may draw down in excess of $5 million, subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets from January 1, 2006. Our ability to draw down on the credit line is subject to our satisfying standard terms and conditions set forth in the credit line agreement, including there not having been a change of control in our company. We may draw from the credit line in installments of $100,000 or in multiples thereof and as of June 15, 2005, we borrowed a principal amount of $500,000 under our credit line. Each installment will bear interest from the date of disbursement, at a rate of nine percent plus one-month LIBOR (adjusted monthly, but only if such adjustment would cause the annual rate of interest to increase or decrease by at least 1%), and all accrued interest will be payable monthly. To secure the repayment of the loans and the accrued interest thereon, we granted Cetus a first priority fixed charge on our intellectual property assets and a first priority floating charge on all of our remaining assets and all of the assets of our U.S. subsidiaries. Until termination of the credit line agreement, Cetus will have the right to nominate up to three directors to our board of directors, subject to certain conditions. Mr. Leslie Banwart, who currently serves as a director of the Company, shall be considered a nominee for such purpose so long as he serves as a director.

ITEM 8.	FINANCIAL INFORMATION.

Consolidated Statements and other Financial Information

Our consolidated financial statements and other financial information are included herein as pages F-1 to F-31.

For information regarding our export sales see Item 5. “Operating and Financial Review and Prospects.”

Legal Proceedings

The legal proceedings which have had or may have significant effects on our financial position or profitability are as follows:

Proceedings involving a former employee – One of our former employees, whose employment was terminated in September 2003, made demands in letters sent to us by his legal counsel, to receive $100,000 and 133,333 options at an exercise price of $0.15, and claimed damages. On January 29, 2004, the employee filed a claim in court against us in this matter. On March 17, 2004, we filed a counter claim in respect of damages caused by the employee. In July 2004, we entered into a settlement agreement pursuant to which we paid the employee $96,000 plus approximately $24,000 for his legal expenses.

Proceedings involving W2COM, LLC - See Item 7. “Major Shareholders and Related Party Transactions - Acquisition of W2COM, LLC” for information concerning the settlement of our litigation with W2COM.

Other than the above proceedings, we are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on our business or us.

Dividend Distributions

We do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for use in our business.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed (including the corporate tax thereon) at the rate of up to 25%. See note 9 to our consolidated financial statements attached hereto as pages F-1 to F-31, which is incorporated herein by reference. An Israeli company, generally, may only pay cash dividends out of retained earnings as calculated under Israeli law.

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

The table below sets forth the high and low bid prices of our ordinary shares, as reported by the NASDAQ National Market and the NASDAQ Small Cap Market (after the shares were delisted), during the indicated fiscal periods as reported by such exchange:

Period	High	Low
May 2005	$1.08	$0.87
April 2005	$1.20	$1.07
March 2005	$1.39	$1.10
February 2005	$1.51	$1.17
January 2005	$1.64	$1.23
December 2004	$1.65	$1.09
Fourth quarter 2004	$1.65	$1.09
Third quarter 2004	$2.38	$1.12
Second quarter 2004	$3.04	$2.05
First quarter 2004	$4.63	$2.73
Fourth quarter 2003	$3.77	$1.29
Third quarter 2003	$1.59	$0.96
Second quarter 2003	$0.93	$0.24
First quarter 2003	$0.33	$0.15
2004	$4.63	$1.09
2003	$3.77	$0.15
2002	$1.15	$0.13
2001	$4.00	$0.50
2000	$23.94	$2.63

Please see the discussion under the heading "Risk Factors Relating to our Ordinary Shares" under "Risk Factors" in Item 3 above regarding the possible effects resulting from the delisting of our shares from the NASDAQ National Market.

ITEM 10.	ADDITIONAL INFORMATION.

Memorandum and Articles of Association

Articles of Association

Our Company was incorporated under the Company’s Ordinance (New Version) -1983 which was replaced by the Companies Law in February 2000 and was amended most recently in March 2005.

Our objectives as stated in our Articles of Association are to engage in any lawful act or activity for which companies may be organized under the Companies Law.

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

Our articles may be amended by an ordinary majority of our shareholders. Shareholders' rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our articles require that we hold our annual general meeting of shareholders in each calendar year but no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. Under the Companies Law, no business may be commenced until a quorum of two or more shareholders are present in person or by proxy holding at least 25% of our issued and outstanding shares. This is supplemented by the NASDAQ requirement that a minimum quorum of shareholders holding no less than 33.33% of our issued and outstanding shares be present for the commencement of business. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israel Companies Law pursuant to procedures established by the board of directors.

Pursuant to the Israel Companies Law, resolutions regarding the following matters must be passed at a general meeting of the shareholders:

—	amendments to our articles;
—	appointment or termination of our auditors;
—	appointment and dismissal of directors;
—	approval of interested party acts and transactions requiring general meeting approval as provided in Sections 255 and 268 to 275 of the Israel Companies Law;
—	increase or reduction of our authorized share capital and alterations of our share capital;
—	a merger as provided in Section 320(2) of the Israel Companies Law; and
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(2) of the Israel Companies Law.

Our articles provide that the function of the annual general meeting of shareholders will be to deliberate with respect to the matters required by the Companies Law, which include, the appointment of directors and auditors and a discussion with respect to the financial statements.

A special meeting of our shareholders shall be convened by the board, at the request of two or more directors or directors comprising 25% of the membership of our board, or by request of one or more shareholders holding at least 5% of our issued share capital (the "Petitioners"). Shareholders requesting a special meeting must submit their proposed resolution with their request. If the directors do not convene a meeting within 21 days from the date of the submission of the demand as aforesaid, the Petitioners, or a part thereof representing more than one half of the voting rights of all of them, may convene by themselves a meeting upon 21 days notice to all shareholders. However, a meeting shall not be held after three months have passed since the date of the submission of a demand.

The Israel Companies Law

The Israel Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israel Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title.

The Israel Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in additio to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

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

According to the Israel Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined for these purposes as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who vote (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Issuances of securities require the approval of a company’s board of directors. However, private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

•	A private placement that meets all of the following conditions:

•	20 percent or more of the voting rights in the company prior to such issuance are being offered.

•

The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise of all of the securities convertible into shares held by that person), or that will cause any person to become, as a result of the issuance, a holder of five percent or more of the company's outstanding share capital.

•	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder.

Under the Israel Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, when voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval as provided for in Sections 255 and 268 to 275 of the Israel Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Israel Companies Law does not describe the substance of this duty. The Israel Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by its audit committee, board of directors and by its shareholders.

Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law, subject to an exception concerning a shareholder that prior to and following February 2000 holds over 90% of a company issued and outstanding share capital regarding the threshold requirement. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

The Israel Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

Material Contracts

The following is a list of the material contracts which were entered into by our company over the course of the last two years or which will be performed in whole or in part after the date of the filing of this document:

Settlement and Release Agreements between Arel Communications Ltd. and W2COM, LLC. In March 2004, we settled our dispute with W2Com. Pursuant to the Settlement and Release Agreement (i) the parties to the dispute irrevocably and unconditionally released each other from any and all claims, (ii) we received $500,000 and 200,000 shares of the 1,049,999 shares which were deposited in escrow, and (iii) the remainder of the shares that were deposited in escrow were released to Clayton L. Mathile, as Trustee under an Amended and Restated Agreement of Trust for Clayton L. Mathile, dated June 18, 2001. In accordance with the Israel Company’s Law, the 200,000 shares that were returned to us have become dormant shares. (For more information regarding the W2Com settlement, see Item 7, “Related Party Transactions.”)

Separation Agreement between Mr. Zvi Klier and Arel Communications Ltd. In May 2004, our former President, Mr. Zvi Klier, ended a term of thirteen years of dedicated service to our Company. In July 2003, we entered into a separation agreement with Mr. Klier under which Mr. Klier continued in our employ during the 10-month period following the date of the separation agreement.

Credit Line Agreement with Cetus Corp. On March 8, 2005, we entered into a $10 million revolving secured credit line agreement with Cetus Corp., an Ohio corporation controlled by Mr. Clayton L. Mathile, our largest shareholder. We may draw down on the credit line until April 20, 2008 and as of June 15, 2005, we borrowed a principal amount of $500,000. Until January 1, 2006, we may draw down up to $5 million in loans and beginning in 2006, we may draw down in excess of $5 million subject to our achievement of defined revenue targets for the year ending December 31, 2005 or quarterly targets commencing from the first quarter of 2006. (For more information about our credit line agreement, see Item 7, “Related Party Transactions”.).

Compensation agreement with the Chairman of our Board of Directors. In July 2004, we entered into a three-year compensation agreement with Mr. George Morris to serve as the chairman of our board of directors. Under the compensation agreement, Mr. Morris receives a quarterly retainer fee of $21,250 payable in advance, which shall be adjusted upward to equal twice the fee paid in cash to any other of our directors, but shall not exceed an annual rate of $100,000. In addition, we granted Mr. Morris options to purchase 150,000 of our ordinary shares at an exercise price of $1.51 per share. The agreement with Mr. Morris was approved by our audit committee, board of directors and shareholders. For more information about the separation agreement with Mr. Morris, see Item 7 “Related Party Transactions.”

Employment Agreement with our Vice President of R&D. In January 2005, we entered into a two-year employment agreement with Eran Kariti, to serve as our Vice President of R&D. We agreed to pay Mr. Kariti an annual gross salary of approximately $150,000. Mr. Kariti will also be eligible to receive an annual performance-based bonus of $100,000. Mr. Kariti was granted options to purchase 200,000 of our ordinary shares at an exercise price of $1.41 per share, vesting in equal monthly installments over two years starting January 31, 2005. For more information regarding the options granted to Mr. Kariti and compensation that may be payable with respect to such options, please see Note 8b. of our audited consolidated financial statements for the year ending December 31, 2004, which are incorporated in this annual report by reference.

Employment Agreement with our Chief Executive Officer - In May 2002, through our subsidiary Arel Communications and Software Inc., we entered into a one-year renewable agreement with Mr. Philippe Szwarc to serve as our chief executive officer. Additionally, Mr. Szwarc agreed to serve, without additional compensation, in one or more executive positions of any of our affiliates or subsidiaries. The agreement is automatically renewed for additional one-year periods, unless earlier terminated by either of the parties. Mr. Szwarc receives an annual gross salary of $150,000 and other customary benefits. Mr. Szwarc will also be eligible to receive an annual performance-based bonus of $100,000. On May 1, 2002, we granted Mr. Szwarc options to purchase 500,000 of our ordinary shares at an exercise price of $0.932 per share. These options can be exercised in four installments: 100,000 may be exercised on May 1st 2003 and 2004; and 150,000 may be exercised on May 1st, 2005 and 2006.

Employment Agreement with our Chief Financial Officer - In July 15, 2002, we entered into an employment agreement with Mr. Daniel Yelin to serve as our chief financial officer. The term of the agreement will continue, unless earlier terminated by either of the parties. We agreed to pay Mr. Yelin an annual gross salary of approximately $98,000. Mr. Yelin will also be eligible to receive an annual performance-based bonus of $50,000. On July 15, 2002, we granted Mr. Yelin options to purchase 125,000 of our ordinary shares at an exercise price of $0.60 per share. These options can be exercised in four installments: 25,000 may be exercised as of July 15, 2003, 30,000 on July 15, 2004 and 35,000 on July 15, 2005 and 2006.

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

General Corporate Tax Structure

In 2004, Israeli companies were subject to company tax at the rate of 35% of taxable income. This rate was reduced to 34% in 2005, and is expected to be further reduced to 32% in 2006, and 30% in 2007 and thereafter. However, as is in our case, the rate is effectively reduced for income derived from an Approved Enterprise, as set forth below.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A recent amendment to the Investment Law, which came into effect as of April 1, 2005 (the "Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, as explained below, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment (which are described below).

Tax Benefits before the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to company tax at the maximum rate of 25% rather than the regular rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% company tax rate will apply for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)
Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year. Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was able to elect to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

The entitlement to the above benefits is condition upon the fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled the amount of the benefits, in whole or in part, may be required to be refunded with the addition of linkage differences, interest and penalties.

A company that has elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the Company Tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors' Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

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

Tax Benefits under the Amendment

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose (the Investment Center will continue to grant Approved Enterprise status to companies seeking Governmental grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment (a “Benefited Enterprise”). Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise. The Investment Law divides Israel into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C the least. The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period (see below) (“tax exemption”), in which case the ordinary provisions concerning the taxation of the company and shareholder for distribution of dividends will apply (see below); or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available to very large investments by multinational companies.

Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as explained above.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified “Foreign Investors’ Company” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefits period.

Additionally, the Amendment sets a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

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

Taxation under Inflationary Conditions

Under the Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law"), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli consumer price index. The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers. We are taxed under the Inflationary Adjustments Law.

Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of capital assets by Israeli residents and, in certain cases, by non-residents. The law distinguishes between the “Real Gain” and the “Inflationary Amount”. The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index (CPI) between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (non-residents may calculate the Inflationary Amount according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax. Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax. This exemption depended on the recognition of our status as an Industrial Company and did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will generally be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

Pursuant to the U.S. –Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.--Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S.--Israel Tax Treaty ("Treaty U.S. Resident") will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S.--Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Nonresidents

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an "Approved Enterprise") is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The U.S.-Israel Tax Treaty provides, in general, for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, certain dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 22 Einstein Street, Park Hamadah, Building 22 P.O.B. 4042, Kiryat Weizmann, Nes Ziona, 74140 Israel.

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

General

The currency of our primary economic environment is US dollars. However, we have balances and activities in NIS and Euros. We are exposed to market risks arising from changes in currency exchange rates. We are also exposed to equity-price and interest rate risks.

Exchange Rate Risk Management

Our functional currency is the U.S. dollar. In 2004 we strived to limit our exposure to exchange rate fluctuations through "natural" hedging of fluctuations in the U.S. dollar/NIS exchange rate, by attempting to maintain equivalent levels of assets and liabilities in NIS, to the extent possible. However, this method of matching levels of assets and liabilities of the same currency is not always achievable. We did not hedge the risk regarding the fluctuations in the U.S. dollar/Euro exchange rate. We are not a party to any derivative transactions and do not have any derivative financial instruments.

The balance of our NIS monetary assets and monetary liabilities as of December 31, 2004 was $2,191,000 and $3,713,000, respectively. A portion of our salary expenses is linked to the NIS. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% fluctuation in the year-end dollar exchange rate. Assuming such fluctuation in the dollar exchange rate, the value of our cash and cash equivalents would decrease by approximately $111,000.

Interest Rate Risk Management

We had approximately $101,000 in dollar and dollar-linked fixed rate interest-bearing, short-term deposits as of December 31, 2003. We are not exposed to any decrease in the fair value or change in the interest rate of these assets since the interest rate which applies to these assets is fixed and determinable.

In October 2003, we invested $500,000 in a long-term structured note bank deposit which we redeemed prior to its maturity in May 2005. The structured note earned effective annual interest of approximately 5%.

Equity-Price Risk Management

At December 31, 2004, we were exposed to changes in the marketable securities prices that we held at such date. At December 31, 2004, we held Israeli Government bonds classified as "trading securities" and stated at market value. The dollar value of the bonds at December 31, 2004, was approximately $103,000. We also held quoted shares of Arelnet Ltd. classified as “available for sale” at December 31, 2004. The dollar value of the quoted shares at December 31, 2004, was approximately $1,070,000. Following the closing of the transaction between Airspan and Arelnet Ltd., pursuant to which we sold our 16.93% holding in Arelnet for cash and shares of Airspan, if the price of the Airspan's shares we are to receive were to decrease between the closing date of the transaction and the time we actually sell such shares, we may record a capital loss.

As a result of our limited equity holdings, we do not manage the risks relating to equity price fluctuations.

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

Our Code of Ethics is included as an exhibit hereto.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We paid or accrued the following fees for professional services rendered by Kesselman & Kesselman, for the years ended December 31 (in US dollars):

	2004	2003

Audit fees (1)	64,000	62,000
Audit related fees and others (2)	12,000	5,000
Tax fees (3)	40,000	17,500
Total	116,000	84,500

(1)

The audit fees for the years ended December 31, 2004 and 2003, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, the review of consolidated quarterly financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

The audit-related fees for the years ended December 31, 2004 and 2003, respectively, were for assurance and related attest services which are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

(3)	Tax fees for the years ended December 31, 2004 and 2003, respectively, were for services related to tax assessments and tax compliance, including the preparation of tax returns and claims for refund.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FROM AUDIT COMMITTEES.

As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PARTIES.

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS.

See pages F-1 to F-31.

ITEM 19.	EXHIBITS.

1.1	Articles of Association of Arel Communications and Software Ltd.

1.2	Memorandum of Association of Arel Communications and Software Ltd.*

4.1	Summary of the Lease Agreement for premises in Nes Tziona, Israel. ****

4.2	Lease Agreement dated October 26, 1998, between Arel Communications and Software, Inc. and The Mutual Insurance Company of New York for premises in Atlanta, Georgia.**

4.3	Chief Executive Officer Employment Agreement dated May 1, 2002 between Arel Communications and Software, Inc. and Philippe Szwarc. ***

4.4	Chief Financial Officer Employment Agreement dated July 15, 2002 between Arel Communications and Software, Ltd. and Daniel Yelin. ***

4.5	Settlement and Release Agreements between Arel Communications Ltd. and W(2)COM, LLC. ****

4.6	Separation Agreement between Mr. Zvi Klier and Arel Communications Ltd.****

4.7	Compensation Agreement with George Morris dated July 2004 between Arel Communications and Software, Ltd. and George Morris.

4.8	Translation of Vice President of Research and Development Employment Agreement dated January 1, 2005, between Arel Communications and Software, Ltd. and Eran Kariti.

4.9	Revolving Credit Line Agreement with Cetus Corp. dated March 8, 2005 between Arel Communications and Software, Ltd. Cetus Corp., as amended.

8.1	List of subsidiaries.

10.1	Consent of Kesselman & Kesselman.

11.1	Code of Ethics.****

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 33-76350, as amended, filed with the Commission on March 11, 1994.

** Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the Commission on or about June 25, 2001.

*** Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Commission on or about June 30, 2003.

**** Incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Commission on or about June 30, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the Town of Brookline, Massachusetts, on this 28th day of June, 2005.

AREL COMMUNICATIONS AND SOFTWARE LTD. BY: /S/ PHILIPPE SZWARC —————————————— Philippe Szwarc Chief Executive Officer

AREL COMMUNICATIONS AND SOFTWARE LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

AREL COMMUNICATIONS AND SOFTWARE LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the shareholders of

AREL COMMUNICATIONS AND SOFTWARE LTD.

We have audited the consolidated balance sheets of Arel Communications and Software Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1a(3) to the consolidated financial statements, during the year ended December 31, 2004 the Company changed its basis of presentation of its financial statements to accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel	Kesselman & Kesselman
June 23, 2005	Certified Public Accountants (Isr.)

AREL COMMUNICATIONS AND SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,123	3,897
Short-term investments	704	4,106
Accounts receivable:
Trade	1,681	3,098
Other	484	614
Investment in ArelNet Ltd.	1,070	630
Inventories	791	534

T o t a l current assets	7,853	12,879

SEVERANCE PAY FUNDS	601	483

PROPERTY AND EQUIPMENT, NET	352	421

OTHER ASSETS	86	683

T o t a l assets	8,892	14,466

The accompanying notes are an integral part of the consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.

CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term loan	-	52
Accounts payable and accruals:
Trade	332	489
Deferred revenues	104	294
Employees related obligations	709	606
Other	1,894	3,134

T o t a l current liabilities	3,039	4,575

LONG-TERM LIABILITIES:
Income tax payable	1,068	-

Accrued severance pay liability	840	874

T o t a l long-term liabilities	1,908	874

T o t a l liabilities	4,947	5,449

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.001 par value (authorized: December 31, 2004 and December 31, 2003 - 30,000,000; issued and outstanding: December 31, 2004 - 13,241,916 shares and December 31, 2003 - 13,055,739 shares)	4	4
Additional paid-in capital	54,271	54,155
Accumulated other comprehensive income	945	505
Accumulated deficit	(51,275)	(45,647)

T o t a l shareholders’ equity	3,945	9,017

T o t a l liabilities and shareholders’ equity	8,892	14,466

Chairman of the Board	Chief Executive Officer	Chief Financial Officer
George Morris	Philippe Szwarc	Danny Yelin

The accompanying notes are an integral part of the consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands (except per share amounts)

Revenues:
Sales	1,876	6,198	3,605
Services	2,507	3,920	2,336

	4,386	10,118	5,941
Cost of sales and services	2,239	3,701	3,604

Gross profit	2,147	6,417	2,337
Research and development expenses - net	1,888	1,591	2,218
Selling, general and administrative expenses	6,213	4,195	6,439
Income from settlement with W2COM	411	-	-
Impairment of goodwill	-	-	4,858
Impairment of investment in ArelNet Ltd.	-	-	279
Restructuring expenses and impairment of property and equipment	-	-	2,301

Operating income (loss)	(5,543)	631	(13,758)
Financial income (expense) - net	(85)	(158)	102

Net income (loss) for the year	(5,628)	473	(13,656)

Basic and Diluted income (loss) per share	(0.43)	0.04	(1.06)

Weighted average number of shares used in computation of earning (loss) per share (in thousands):
Basic	13,170	13,056	12,856

Diluted	13,170	13,383	12,856

The accompanying notes are an integral part of the consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total

	Number of shares	Amount

		U. S. d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2002	12,855,739	4	54,135	-	(32,464)	21,675
CHANGES DURING 2002:
Loss	-	-	-	-	(13,656)	(13,656)
Unrealized holding losses on investment in ArelNet Ltd.	-	-	-	(279)	-	(279)
Reclassification adjustment for impairment of investment in ArelNet Ltd.				279		279

T o t a l comprehensive loss						(13,656)

BALANCE AT DECEMBER 31, 2002	12,855,739	4	54,135	-	(46,120)	8,019
CHANGES DURING 2003:
Net income	-	-	-	-	473	473
Unrealized holding gains on investment in ArelNet Ltd.	-	-	-	505	-	505

T o t a l comprehensive income						978
Exercise of options	200,000	*	-	-	-	*
Employee stock-based compensation			20	-	-	20

BALANCE AT DECEMBER 31, 2003	13,055,739	4	54,155	505	(45,647)	9,017
CHANGES DURING 2004:
Loss	-	-	-	-	(5,628)	(5,628)
Unrealized holding gains on investment in ArelNet Ltd.	-	-	-	440	-	440

Total comprehensive loss						(5,188)
Issuance of share capital	72,727	*	78	-	-	78
Exercise of options	113,450	*	38	-	-	38

BALANCE AT DECEMBER 31, 2004	13,241,916	4	54,271	945	(51,275)	3,945

* Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(5,628)	473	(13,656)
Adjustments required to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	224	318	588
Capital loss on sale of property and equipment	59	-	36
Impairment of property and equipment	-	-	750
Impairment of goodwill	-	-	4,858
Impairment of investment in ArelNet Ltd.	-	-	279
Employee stock-based compensation	-	20	-
Trading marketable securities, net	34	2	29
Allowance for doubtful accounts	363	(24)	170
Accrued employee rights upon retirement – net	(152)	20	60
Other, net	(8)	(17)	11
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	1,054	(619)	880
Decrease (increase) in other accounts receivable	215	(180)	245
Decrease (increase) in inventories	(257)	634	1,097
Decrease in trade payables	(157)	(312)	(89)
Increase (decrease) in deferred revenues	(190)	(1,871)	1,472
Increase (decrease) in employees related obligations	103	(140)	(250)
Increase (decrease) in other accounts payable and accruals	(172)	(129)	289

Net cash used in operating activities	(4,512)	(1,825)	(3,231)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposits, net	3,868	(3,969)	8,172
Long-term bank deposit	-	(500)	-
Purchase of property and equipment	(214)	(78)	(174)
Proceeds from disposal of property and equipment	-	29	186
Collection of long-term loan to an employee	9	9	25
Amounts carried to other assets	7	(100)	-

Net cash provided by (used in) investing activities	3,670	(4,609)	8,209

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital	78	-	-
Exercise of options	38	-	-
Repayment of long-term loan	(48)	(12)	(1)
Short-term bank credit - net	-	(11)	(5)

Net cash provided by (used in) financing activities	68	(23)	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(774)	(6,457)	4,972
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,897	10,354	5,382

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	3,123	3,897	10,354

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest	2	-	2

Income taxes	220	30	81

The accompanying notes are an integral part of the consolidated financial statements.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

	a.	General:

		1)	Nature of operations and financial condition:

a)

Arel Communications and Software Ltd. (the “Company”) is an Israeli corporation which, with its wholly-owned United States and European subsidiaries (the “Group”), designs, develops, produces, markets, integrates and supports, on a worldwide basis, conferencing and E-learning applications through its Integrated Conferencing Platform (“ICP”). The Company is also engaged in interactive video, network integration and network services, through one of its subsidiaries, which was acquired in 2000, see note 3. As to restructuring programs relating to the activities of interactive video data and integration services, see note 10(b)5. As to principal markets, customers and reporting segments of the Group, see note 11(a).

b)

As of December 31, 2004, the Company had cash and cash equivalents and short-term investments in the amount of $ 3,827 thousands, and working capital of $ 4,814 thousands. In 2004, the Company has experienced a net loss of $ 5,628 thousands and negative cash flow from operating activities of $ 4,512 thousands. The Company’s planned growth is dependent upon its ability to fund its operations under its business strategy and to begin to generate positive cash flows from operations by the end of 2005. The success of the Company’s business strategy includes obtaining and retaining, customers and generating reasonable and sustained growth in its operating cash flows to be able to meet its expected cash requirements.

Despite its net losses in prior years, the Company believes it has the necessary funding available to it to execute its business strategy through 2005. However, the Company’s revenue and costs are also dependent upon factors that are not within its control, including changes in technology, and increased competition. Due to the uncertainty of these factors, actual revenue and costs may vary from expected amounts, possibly to a material degree, and such variations could affect the Company’s future funding requirements. Subsequent to December 31, 2004, the Company entered into a $10 million credit line agreement with a company wholly owned by its principal shareholder. Under this agreement, the Company can draw at its discretion up to $5 million in 2005, see also note 12(a).

The Company’s 2005 objective is to increase its revenues and decrease its losses. Should factors assumed in the 2005 plan differ materially, operation will need to be scaled back. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

		2)	Functional currency

The major part of the Group’s operations is carried out by the Company and its subsidiaries in the United States. Most of the sales of these entities are made outside Israel in U.S. dollar (“dollar”). Most purchases of materials and components are made outside Israel in dollars. In addition, most marketing costs are incurred in dollars. Thus, the functional currency of the Group is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions in Israel reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories deriving from non-monetary items are based on historical exchange rates. In its European subsidiaries, for the period in which the operation is expensed, average exchange rate is used. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

		3)	Accounting Principles

The consolidated financial statements for all years presented are prepared in accordance with accounting principles generally accepted in the United States of America. Prior to 2004, the Company’s consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S. GAAP.

		4)	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. The most significant estimates relate to revenue recognition and impairment of goodwill and other long-lived assets. Actual results could differ from those estimates.

	b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

	c.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (maturing up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	d.	Marketable securities

The Company classifies its investments in accordance with the provisions of the Statement of Financial Accounting Standard (“FAS”) No.115 “Accounting for Certain Investments in Debt and Equity Securities”. The Company’s marketable securities are classified as “trading securities” (except for investment in shares of ArelNet Ltd., which are classified as “available-for-sale securities”, as described below) and stated at market value. The changes in market value of these securities are carried to financial income or expenses.

The Company classifies its investment in ArelNet Ltd. as “available-for-sale”. Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of taxes, recorded as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity until realized.The Company does not hold this investment for speculative or trading purposes.

	e.	Inventories - raw materials and components

Inventories are valued at the lower of cost or market. Cost is determined on the “first-in, first-out” basis.

	f.	Property and equipment:

These assets are stated at cost and are depreciated by the straight-line method, over their estimated useful life.

Annual rates of depreciation are as follows:

	%

Vehicles	15
Computer equipment	33
Office furniture and equipment	7-15	(mainly 7%)

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

g.	Impairment of Goodwill

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. On January 1, 2002, the Company adopted FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”), and accordingly ceased the amortization of goodwill, as of that date.

Due to events in 2002, the Company tested its goodwill, which was allocated to IVC and network services activities, for impairment, and as a result, wrote off in 2002 the remaining goodwill balance, see also note 3b.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	h.	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

	i.	Deferred taxes

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Based upon the weight of available evidence, which includes the Group’s historical operating performance and the reported cumulative net losses in all prior years, management has determined that the future realization of the tax benefit is not sufficiently assured. Consequently, a full valuation allowance has been provided in respect of the net deferred tax assets, see note 9f.

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

The Group may incur additional tax liability in the event of an intercompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividend, which would involve additional tax liability to the Group in the foreseeable future.

Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	j.	Revenue recognition:

		1)	Sale of products

The Group recognizes revenue from sale of products to end users and resellers upon transfer of title and risk of loss for the products, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectability is deemed probable. The Group does not, in the normal course of business, provide a right of return to its customers. If uncertainties exist, revenue is recognized when the uncertainties are resolved.

In some cases, the Group grants its customers an evaluation period, usually several months, to evaluate the product prior to purchase. The Group does not recognize revenue from products shipped to customers for evaluation until such products are actually purchased.

		2)	Services rendered

Revenue from services rendered is recognized ratably over the contractual period or as services are performed.

	k.	Research and development

Research and development expenses are charged to income as incurred. Royalty-bearing grants received from government departments for development of approved projects are recognized as a reduction of research and development expenses as the related cost is incurred, see also note 7a(1).

	l.	Advertising expenses

Advertising expenses are charged to income as incurred and amounted to approximately $ 20,000, $ 42,000 and $ 34,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

	m.	Stock-based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with “APB” Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. In accordance with FAS No. 123 - “Accounting for Stock-Based Compensation” (“FAS No. 123”), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS No. 123.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and earnings per share, assuming the Company had applied the fair value recognition provisions of FAS No. 123 to its stock-based employee compensation:

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands (except per share data)

Net Income (loss), as reported	(5,628)	473	(13,656)
Add: Compensation related to employee stock option plans, included in consolidated statements of income		20
Deduct: amortization of deferred compensation, at fair value	(352)	(369)	(389)

Pro forma net Income (loss)	(5,980)	124	(14,045)

Income (loss) per share:
Basic and Diluted - as reported	(0.43)	0.04	(1.06)

Basic and Diluted - pro forma	(0.46)	0.01	(1.09)

n.	Concentration of credit risks and allowance for doubtful accounts

The Group’s cash and cash equivalents, short and long-term investments as of December 31, 2004 and 2003, were deposited in major financial institutions in Israel and in the United States. The Company is at the opinion that the credit risk in respect of these balances is remote.

A substantial part of the Group’s revenues is derived from a limited number of customers (see note 11(e)). The Company evaluates the collectibility of the trade balances on a regular basis. The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

o.	Fair value of financial instruments

The financial instruments of the Group consist of non-derivative assets and liabilities (items included in working capital and long-term loan to employee).

In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical to their carrying value.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	p.	Net income (loss) per share:

Basic per share data is computed by dividing net income by the weighted average number of shares outstanding during the year. In computing diluted loss per share data, the potential dilutive effect of adding the shares issuable upon the exercise of options and warrants granted to the weighted average number of shares, was not taken into account, since their effect is anti-dilutive.

	q.	Comprehensive income:

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income (loss), unrealized holding gains on investment in ArelNet Ltd. (accumulated balance at December 31, 2004 - $ 945,000; 2003 - $ 505,000).

	r.	Recently issued accounting pronouncement

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (“FAS No. 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement requires that employee equity awards be accounted for using the grant-date fair value based method. As applicable to the Company, the Statement was to be effective in the third quarter of 2005. On April 15, 2005, the Securities and Exchange Commission approved a new rule, under which FAS 123R is effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005, and in the case of the Company, the first quarter of 2006. The Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported.”

	s.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	INVESTMENT IN ARELNET LTD.

a.

On June 8, 2000, the Company distributed 2,900,040 ordinary shares, out of 4,824,000 ordinary shares held by the Company, of ArelNet Ltd. (“ArelNet”), a subsidiary of the Company, to its shareholders (the “spin-off”). Through 2001 the Company acquired additional shares of ArelNet through rights offering and direct investment in ArelNet. Following the spin-off and the above transaction, the Company holds approximately 17.8% of the outstanding share capital of ArelNet and has no significant influence over ArelNet.

b.

The Company’s investment in ArelNet is classified as available-for-sale securities. In 2002, the Company recorded an impairment charge of $ 279,000 with respect to the investment in ArelNet, as a result of decrease in the value of the shares of ArelNet. Unrealized gains reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity amounted to $ 440,000 and $ 505,000 in 2004 and 2003, respectively.

c.

On December 29, 2004, Airspan Networks Inc.(“Airspan”) has announced that it intends to purchase ArelNet, for an aggregate cash consideration of approximately $ 4 million, and Airspan’s shares in the value of approximately $ 4.7 million. The execution of such transaction is subject to certain conditions. Subject to the completion of this transaction, the Company is expected to record one time capital gain from selling its holdings in ArelNet.

NOTE 3 –	INVESTMENT IN W2COM LLC:

a.

On August 8, 2000, the Company acquired certain of the assets and liabilities, and the activities of W2COM LLC (“W2COM”), which was engaged in interactive video, network integration, network services, and distance learning services, for an aggregate cash consideration of $ 2,250,000, and for 3,681,818 ordinary shares of NIS 0.001 par value of the Company. Of the 3,681,818 shares, 272,727 shares (“the guarantee shares”) were placed in escrow for the purpose of indemnifying the Company if the acquired business did not achieve the specified revenue and earning levels determined in the agreement. In addition, 777,272 of the 3,681,818 shares were placed in escrow for the purpose of indemnifying the Company in the event of misrepresentation made by W2COM, and for adjustments to be made to the working capital and the failure to collect pre-existing accounts receivables following the closing. For accounting purposes, in accordance with APB Opinion No.16 “Business Combinations” the guarantee shares were held back from the Purchase Consideration and were not recorded as a liability nor presented as outstanding shares.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENT IN W2COM LLC (continued):

In June 2002, the Company filed a claim against W2COM for non-compliance with the conditions determined in the agreement, demanding that the shares deposited with the trustee (both the Guarantee Shares and the 777,272 shares) be returned to the Company with the addition of damages in the amount of $ 4 million. W2COM has filed a counter claim against the Company for damages in the amount of $ 4 million.

In 2003, the parties have reached an arrangement. According to this arrangement, W2COM agreed to pay the Company $ 500,000 and give back to the Company 200,000 of the Guarantee Shares; the remaining shares (72,727 of the Guarantee Shares and the 777,272 shares) were kept by W2COM. The court approved the arrangement in March 2004.

In 2004, following the court approval, the Company issued 72,727 of the Guarantee Shares (previously considered for accounting purposes as contingent consideration). The balance of the cash payment, net of the value of the shares issued, was recorded as other income in the statement of operations.

b.

In 2002, due to the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and network integration services and the continuing decline in the market, the Company evaluated the remaining carrying amount of the goodwill acquired in this transaction. Accordingly and following estimates of discounted future cash flows, the Company had written off its remaining goodwill balance in the amount of approximately $ 4.9 million.

NOTE 4 –	SHORT-TERM INVESTMENTS:

	Interest rates at December 31, 2004	December 31

		2004	2003

	%	U.S. dollars in thousands

Short-term bank deposits:
Linked to the dollar	0.68	101	1,610
NIS		-	2,359

Structure note	*	500	-

Marketable securities -
Israeli Government bonds - linked to the NIS		103	137

		704	4,106

*

The Structure in the amount of $ 500,000, which was classified in 2003 as long-term investment, bears total interest of not less than 10% and not more than 12%, over its life, depends upon the rate of the six months U.S. dollar LIBOR (“LIBOR”). The Structure will be discharge at the earlier of: (1) total interest on the Structure will reach 12%, or (2) 10 years from date of deposit. The interest income is recognized, in accordance with the provisions of EITF No. 96-12, “Recognition of Interest income and Balance sheet Classification of Structured Notes”, over the expected life of the Structure. Assuming the rate of the LIBOR will not exceed 3%, the Structure will be discharged at April 30, 2005.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	PROPERTY AND EQUIPMENT:

	a.	Composition of assets, grouped by major classifications, is as follows:

	December 31

	2004	2003

	U.S. dollars in thousands

Cost:
Vehicles	89	175
Computer equipment	1,349	1,204
Office furniture and equipment	394	363
Leasehold improvements	57	343

	1,889	2,085

Less - accumulated depreciation and amortization:
Vehicles	56	68
Computer equipment	1,198	1,057
Office furniture and equipment	274	247
Leasehold improvements	9	292

	1,537	1,664

	352	421

b.	Depreciation and amortization of property and equipment totalled approximately $ 224,000, $ 318,000, and $ 588,000 in 2004, 2003, and 2002 respectively.

c.	In 2002, the Company recorded $ 750,000 as impairment of property and equipment expenses in the consolidated statements of operations in connection with restructuring plan, see note 10(b)5.

d.	As to lease commitments in respect of the Group’s premises, see note 7b.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	ACCRUED SEVERANCE PAY LIABILITY:

a.

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

The amounts of accrued severance pay, cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis. The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

	b.	Severance pay expenses for the years ended December 31, 2004, 2003, and 2002, totalled approximately $ 231,000, $ 207,000, and $ 100,000, respectively.

	c.	The Company expects to contribute in 2005, approximately $ 209,000, in respect of its severance pay obligation.

	d.	The Company does not expect that any of its employees will reach their normal retirement age during the next ten years.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	Royalty commitments:

1)

The Company is committed to pay royalties to the Government of Israel in respect of products in the research and development of which the Government participated by way of grants, computed at the rate of 3%-5% of the proceeds from sales of such products, up to the dollar amount of the grants received. At the time the participations were received, successful development of the related projects was not assured. Royalties due to the Government - should not exceed the amount of participation, in dollar terms (in respect of research grants commencing 1999, with the addition to dollar Libor interest).In the case of failure of a project, that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any such royalties to the Government.

As of December 31, 2004, the maximum amount of the contingent liability in respect of royalties to the Government, amounts to approximately $ 2.3 million.

Royalty expenses totalled approximately $ 49,000, $ 24,000 and $ 37,000 in 2004, 2003 and 2002, respectively.

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

As of December 31, 2004, the maximum contingent liability in respect of these royalties amounted to approximately $ 280,000.

Royalty expenses totalled approximately $ 0, $ 84,000 and $ 0 in 2004, 2003 and 2002, respectively.

	b.	Operating lease commitments:

The Group has various lease agreements for the lease of its premises, in Israel, in the United States and in Europe. These operating lease agreements expire at various dates between 2005 and 2009. In addition, the Company has operating car lease agreements in Israel.

The projected lease payments for the next five years, at rates in effect at December 31, 2004, are as follows:

U.S. dollars in thousands

2005	409
2006	341
2007	229
2008	97
2009	16

1,092

Lease expenses totalled approximately $ 241,000, $ 188,000 and, $ 317,000 in 2004, 2003 and 2002, respectively.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

	c.	Contingent liabilities:

1)

On October 29, 2004, a former consultant of the Company, who began working with the Company in March 2002 and his services were terminated in January 2004, has filled a lawsuit against the Company, demanding to receive severance and vacation payments for the time of his services, in the total amount of approximately $ 43,000 and 62,000 options at an exercise price of $ 0.88. In January 2005, the Company has filed a counter claim in respect of damages caused by the employee.

The Company recorded as a provision part of the amount suited in its financial statements. The Company does not believe that the outcome of such claim will have material adverse effect on its financial position, results of operations and cash flows.

2)

Under the Israeli Stamp Tax Law - 1963 (“the Law”), the execution of a contract in Israel or the execution outside of Israel of a contract which relates to actions to be taken in Israel or assets located in Israel, triggers the requirement to pay stamp tax at the rate of 0.4% of the value of the contract. An amendment to the Law from June 2003 clarified that the obligation to pay the stamp tax applies to all the contracting parties, jointly and severally, unless they agreed in the contract to split the stamp tax liability among them in another manner. A delay of more than 30 days in paying the stamp tax triggers a fine at the rate of 50% of the amount of the tax.

For many years the payment of stamp tax was not consistently enforced by the tax authorities and as a result of this lack of enforcement, it was commonplace that many commercial contracts were left unstamped. During 2004, the tax authorities announced a new policy of taking more aggressive steps to enforce the payment of this tax and began sending Israeli companies individual requests to furnish agreements which were signed after June 1, 2003. In September 2004, a petition was filed with the High Court of Justice for the provision of injunctions, which, inter alia, prohibit the tax authorities from applying to the public with requests to furnish agreements, and requires the tax authorities to publish their interpretive position regarding the meaning of the amendment to the Law, prior to any attempt to enforce this Law on the basis of the interpretation of said amendment by the tax authorities. Through the date of approval of the financial statements, this petition is pending before the High Court of Justice.

Through the date of approval of the financial statements, the Company received no requests from the tax authorities to furnish any documents. In the opinion of the Company’s management, in light of the uncertainty involved in the implementation of the Law, it is not possible at this stage to estimate the potential effect on the financial statements.

NOTE 8 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	The Company’s ordinary shares are traded on the Nasdaq Small Cap Market in the United States, under the symbol ARLC.

On December 31, 2004 the closing price of an ordinary share was $ 1.59.

		2)	As to shares issued in consideration for the purchase of a business, see note 3.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

	b.	Share options and warrants:

		1)	Employee share option plans:

a)

In November 1995, November 1998, August 2000 and October 2004 the Company adopted four share option plans (the “Plans”), where under options are to be granted to employees of the Group, for no consideration. Each option can be exercised to purchase one ordinary share of NIS 0.001 par value. Ordinary shares purchased upon the exercise of options have the same rights as other ordinary shares, immediately upon allotment. From the effective date of grant, options usually vest over 4 years so that 25% vest one year from the date of grant, and an additional 25% vest in each of the following 3 years. Any option not exercised within 10 years from grant date, will expire, unless extended by the board of directors. Options under the plans are generally granted at fair market value.

The aggregate amount of options to be granted under the Plans is 1,825,000. As of December 31, 2004, 300,000 options are available for future grant.

Most of the options granted to the Israeli employees are subject to section 102 of the Israeli Income Tax Ordinance and the rules promulgated there under (“Section 102”). Section 102 provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Plans, as follows:

Through December 31, 2002, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

As from January 1, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit chargeable to tax as ordinary income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All being subject to the restrictions specified in Section 102.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

In 2002, the Company granted 625,000 options to senior officers of the Company, at exercise prices of $ 0.93 and $ 0.60. The options are vested over 4 years from the grant date and exercisable until 5 years from the date of vesting or 60 days after termination of employment.

In 2004, the Company granted 150,000 options to the Chairman of the Board of Directors, at an exercise price of $ 1.51. The options are vested annually in equal installments over 3 years starting July 2004.

On December 31, 2004, the Company granted 200,000 options to one of its senior executives, at an exercise price of $ 1.41. The options are vested over two years starting January 2005. In the event that the net proceeds before taxes and commissions from exercising these options (“net proceeds”) will be lower than $500,000, the Company will compensate the executive in an amount equal to the difference between the net proceeds and $ 500,000. Such compensation, if any, is not expected before January 2007.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

b)

A summary of the status of the Plans as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates, is presented below (also includes the options granted to senior officers of the Company, see above):

	Y e a r e n d e d D e c e m b e r 31

	2 0 0 4		2 0 0 3		2 0 0 2

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	1,886,151	2.87	1,727,360	2.39	1,646,860	2.88
Changes during the year:
Granted	735,000	1.43	525,791	1.21	655,000	0.86
Exercised	(113,450)	0.37	(200,000)	0.15	-	-
Forfeited/ Expired	(822,000)	3.49	(167,000)	1.77	(574,500)	2.34

Options outstanding at end of year	1,685,701	1.45	1,886,151	2.87	1,727,360	2.39

Options exercisable at year end	707,026	1.87	1,191,790	3.04	940,410	3.57

Weighted average fair value of options granted*		0.94		1.14		0.79

*

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions: dividend yield of 0% for all years; Expected volatility of 90%, 162% and 152% for 2004, 2003 and 2002, respectively; Risk-free interest rate of 2.9%, 2.7% and 4.5% for 2004, 2003, and 2002, respectively and expected life of 5 years for 2004, 2003 and 2002, respectively.

	c)	The following table summarizes information about options outstanding at December 31, 2004 (including options granted to the Company’s senior officers):

Options outstanding			Options exercisable

Exercise prices	Number of options	average remaining contractual life	Number of options

$		Years

0.6	190,000	6.285	71,250
0.9-0.93	515,450	5.08	210,650
1.05-1.11	128,151	8.10	8,151
1.41	285,000	9.64	5,000
1.51	150,000	5.5	-
1.67	34,500	1.91	34,500
2.33	165,000	3.24	165,000
2.63	202,600	6.01	197,475
4.44	5,000	4.00	5,000
8.77	10,000	5.01	10,000

	1,685,701		707,026

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SHAREHOLDERS’ EQUITY (continued):

	2)	Warrants:

Under an agreement between the Company, ArelNet and Keppel Communications Pte. (“Keppel”) dated September 14, 1999, and under an additional understanding between the parties, following the above agreement, Keppel has been granted a warrant to purchase 700,000 shares of the Company.

The exercise prices are to be determined by Keppel according to one of the following options:

(a) The first 175,000 shares at $ 10 per share, the second 175,000 shares at $ 9.77 per share, the third 175,000 shares at $ 10.66 per share and the last 175,000 shares at $ 12.43 per share.

(b)

The Average Closing Price (“ACP”) of the shares on the NASDAQ during the 30-day period prior to the date of exercise + $ 1 per share for the first 175,000 shares, ACP + $ 2 per share for the second 175,000 shares, ACP + $ 3 per share for the third 175,000 shares and ACP + $ 5 per share for the last 175,000 shares.

In June 2000, Keppel exercised the first portion of the warrant to purchase 175,000 ordinary shares of the Company for $ 10 per share.

NOTE 9 –	TAXES ON INCOME:

	a.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“the law”)

Certain of the Israeli production facilities of the Company have been granted “approved enterprise” status under the above law. According to the provisions of the Law, since the Company has elected to receive “alternative benefits” (i.e., waiver of grants in exchange for a tax exemption) it is entitled to various tax benefits. Accordingly, income from the Company’s approved enterprises is tax exempt for several of years and will be taxed at the reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year) for an additional period, as defined for each approved enterprise.

The income from the first approved enterprise, which was approved in 1996, is tax exempt during the first four years, commencing the first year in which the enterprise earns taxable income (2001), and will be subject to a reduced tax rate of 25% during the following three years.

The income from the second approved enterprise, which was approved in 2000, is tax exempt during the first two years, commencing the first year in which the enterprise earns taxable income, and will be subject to a reduced tax rate of 25% during the following five years (restricted to year 2012).

In 2004, the Company has been granted a preliminary approval to start its investments in a third “approved enterprise” status and consequently started its investment as appropriate. Final approval is subject to the completion of the investment program and other restrictions, as detailed in the law.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

In the event of distribution of cash dividends from income which is tax exempt as above, the Company will have to pay tax at the rate of 25% on the amount distributed (prior years earnings which were tax exempt amounted to approximately $ 1 million), see also note 1i.

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

	d.	Tax rates applicable to income from other sources in Israel

The income (other than income from “approved enterprises”, see a. above) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.

Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. The aforesaid amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated, as prescribed by said amendment.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	TAXES ON INCOME (continued):

	e.	Tax rates applicable to income of the U.S. and European subsidiaries

The subsidiaries are taxed according to the tax laws in their country of residence

	f.	Deferred income taxes:

		1)	Components of the Group’s deferred tax assets are as follows:

	December 31

	2004	2003

	U.S. dollars in thousands

In respect of:
Israeli operating loss carryforwards	2,220	1,185
U.S. operating loss carryforwards	6,273	5,595
Amortization and impairment of goodwill	5,974	6,534
Other	1,001	515

	15,468	13,829

Valuation allowance*	(15,468)	(13,829)

	-	-

* See note 1i.

g.	Tax assessments and carryforward tax losses

The Company has received final assessments through the year ended December 31, 2002.
Carryforward tax losses of the Company amounted to approximately $ 8.9 million at December 31, 2004, with no expiration date.

The subsidiaries have not been assessed for tax purposes since incorporation.

At December 31, 2004, the U.S. subsidiaries have federal net operating losses carryforward of approximately $ 16.5 million, available to reduce future taxable income, which expires at various dates through 2022.

At December 31, 2004, the European subsidiaries have net operating losses carryforward of approximately $ 0.9 million, available to reduce future taxable income.

h.	Income (loss) before taxes on income:

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands

Domestic	(4,536)	133	(5,248)
Foreign	(1,092)	340	(8,408)

	(5,628)	473	(13,656)

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

	a.	Balance sheet:

		1)	Accounts receivable:

	December 31

	2004	2003

	U.S. dollars in thousands

a) Trade:
Open accounts and checks receivable*	2,253	3,307
Net of allowance for doubtful accounts	572	209

	1,681	3,098

b) Other:
Tax authorities receivables	148	86
Prepaid expenses	167	123
Israeli governmental income receivable	40	382
Other receivables	129	23

	484	614

2)	Accounts payable and accruals - other:

	December 31

	2004	2003

	U.S. dollars in thousands

Income tax payable	1,176	2,296
Accrued expenses	688	790
Other payables	30	48

	1,894	3,134

b.	Statement of operations:

	1)	Cost of sales and services:

	Year ended December 31,

	2004	2003	2002

	U.S. dollars in thousands

Cost of sales	1,011	2,201	2,099
Cost of services	1,228	1,500	1,505

	2,239	3,701	3,604

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENS INFORMATION (continued):

	2)	Research and Development expenses - net:

	Year ended December 31,

	2004	2003	2002

	U.S. dollars in thousands

Total expenses	2,251	2,107	2,218
L e s s - grants and participations (see note 7a(1))	363	516	-

	1,888	1,591	2,218

3)	Selling, General and Administrative expenses:

	Year ended December 31,

	2004	2003	2002

	U.S. dollars in thousands

Selling	3,797	1,936	2,688
General and administrative	2,416	2,259	3,751

	6,213	4,195	6,439

4)	Financial income (expenses) - net:

	Year ended December 31,

	2004	2003	2002

	U.S. dollars in thousands

Financial income	175	134	227
Financial expenses	(44)	(45)	(46)
Exchange rate differences	(106)	(204)	115
Other - net	(110)	(43)	(194)

	(85)	(158)	102

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	SUPPLEMENTARY FINANCIAL STATEMENS INFORMATION (continued):

		5)	Restructuring expenses

During 2002, the Company was engaged in a restructuring program to reduce operating expenses due to the dramatic and continuing slowdown in the telecommunication sector, the economy in general and the Company’s decision to focus on the IDEAL sales and narrow down the activities related to interactive video data and integration services.

As part of the 2002 program, the Company recorded restructuring expenses and impairment of property and equipment amounting to $ 2,301,000. The program included: termination of employment of 12 employees at a total cost of $ 1,007,000 (through 2003, all employees were terminated) and downsizing and closing of facilities ($ 544,000). In addition, as a result of the restructuring, the Company recorded an impairment loss of $ 750,000, in respect of leasehold improvements, office furniture and equipment and computer equipment.

NOTE 11 –	SEGMENT INFORMATION:

	a.	General information:

1)

The measurement of profit or loss and assets of the reportable segments is based on the same accounting principles applied in these financial statements as described in the note on significant accounting policies.

The Company evaluates performance of these segments based upon net income (loss).

		2)	The Group operates in two reportable segments as follows:

Segment A - Segment A includes the activities of the Parent Company in Israel, a subsidiary located in Atlanta, Georgia, United States and two European subsidiaries located in France and Italy. This segment’s activities are focused on designing, developing, producing, marketing, integrating and supporting, on a worldwide basis, conferencing and E-learning applications through its Integrated Conferencing Platform (“ICP”).

Segment B - Segment B includes the activities of the subsidiary Arel Learning Solutions Inc. based in Dayton, Ohio, U.S., see note 3. This segment is mainly engaged in interactive video data (IVC), and network services through its wholly owned subsidiary W2COM International.

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SEGMENT INFORMATION (continued):

b.	Information about reported segment profit or loss and assets:

	Segment A			Segment B			Elimination of intersegment balances			Consolidated

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

	U.S. dollars in thousands

Revenues from external customers	2,995	8,169	3,429	1,391	1,949	2,512				4,386	10,118	5,941

Depreciation and amortization	207	280	269	17	38	319				224	318	588

Amortization and impairment of goodwill						4,858						4,858

Impairment of property and equipment						750						750

Operating income (loss)	(5,379)	406	(5,830)	(164)	225	(7,928)				(5,543)	631	(13,758)

Financial income (expense) – net	(59)	(135)	123	(26)	(23)	(21)				(85)	(158)	102

Segment profits (loss)	(5,438)	508	(5,707)	(190)	(35)	(7,949)				(5,628)	473	(13,656)

Segment assets	8,829	17,920	41,350	300	385	760	(237)	(3,839)	(26,282)	8,892	14,466	15,828

Segment liabilities	4,530	8,778	6,739	27,118	27,012	27,352	(26,701)	(30,341)	(26,282)	4,947	5,449	7,809

Capital expenditures	214	70	172	-	8	2				214	78	174

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SEGMENT INFORMATION (continued):

	c.	Revenues from products and services, classified by each product and service:

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands

ICP	3,136	8,283	3,685
IVC and network services	1,250	1,835	2,256

	4,386	10,118	5,941

d.	Geographic information:
The following table set forth the long-lives assets and revenues of the Group classified by geographical areas:

	December 31

	2004	2003

	U.S. dollars in thousands

Long-lived assets:
Israel	269	432
United States	150	672
Europe	19	-

	438	1,104

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands

Revenues:
United States	4,265	9,554	4,581
Europe	90	410	1,227
Others	31	154	133

	4,386	10,118	5,941

AREL COMMUNICATIONS AND SOFTWARE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	SEGMENT INFORMATION (continued):

	e.	Principal Customers:

Revenues from principal customers (single customers each of which exceeds 10% of total revenues in the relevant year)*:

	Year ended December 31

	2004	2003	2002

	U.S. dollars in thousands

Customer A	1,435	3,104	676
Customer B	281	2,394	-
Customer C	-	47	1,080
Customer D	-	-	597

	1,716	5,545	2,353

* All principal customers relate to segment A.

NOTE 12 –	SUBSEQUENT EVENTS:

	a.	Credit Line Agreement

The Company has entered into a credit line agreement (“the Agreement”) with Cetus Corp. (“Cetus”), a company wholly owned by Mr. Clayton Mathile, who is the Company’s principal shareholder. According to the Agreement, the Company can draw certain amounts from the credit line under specific terms as detailed in the Agreement, of up to $ 10 million from Cetus (“the loan”). This credit line is available for the Company for a period of 3 years from closing date, April 20, 2005 (“closing date”).

The first $ 5 million can be drawn at the discretion of the Company through December 31, 2005, by increments of $100,000 each. Commencing January 1, 2006, the Company may draw additional amounts up to $ 5 million, subject to gross revenues performance achieved during 2005, as defined in the Agreement.

Amounts drawn from the credit line will bear annual interest rate of one month Libor plus 9%. The interest on the loan will be paid monthly. The principle of the loan will be repaid not later than 3 years and 6 months from closing date.

	b.	Agreement with the Israeli tax authorities

In February 2005, the Company signed an agreement with the Israeli tax authorities regarding final tax assessments for the years 2000, 2001and 2002. Under the agreement, the Company will pay approximately $ 1.7 million to the Israeli tax authorities in 33 instalments commencing March 2005. The above payments are mainly related to the principal amount of the capital gain from the spin-off of ArelNet (see note 2a) with the addition of interest plus linkage differences to the Israeli CPI.